

VERISIGN
ANNUAL REPORT 2010



VERISIGN™





DEAR VERISIGN STOCKHOLDERS:

In my letter to you last year, I noted that we were looking back on a year of transformation and looking forward to a future of disciplined focus. I am pleased to report our progress and am especially proud of the way in which the Verisign team executed on both challenges and opportunities.

In a word, 2010 was about focus for Verisign.

Given the completion of our divestitures, including the sale of the Authentication Services business to Symantec for $1.28 billion in August, we exited the year in a position to focus on providing indispensable infrastructure and network services for the Internet. We continue to work as a responsible steward of this critical infrastructure and approach new opportunities with market leading performance and capabilities. We believe that this focus is reflected in our globally recognized and respected brand.

Our commitment to ensuring the availability and reliability of the Internet for millions of Internet users around the globe is central to our daily lives. As the Internet continues to grow beyond the browser to include mobile, cloud, and social networking services, we will continue to participate in driving and securing that growth.

In 2010, we achieved 10% revenue growth, increased profitability, and maintained a healthy balance sheet. Below are a few of the noteworthy milestones in Verisign's evolution during the past year:

- Verisign marked its 15th anniversary as a company this year
- In August, we launched Verisign® Managed DNS as a new service offering from our Network Intelligence and Availability (NIA) team
- In December, we successfully deployed Domain Name System Security Extension (DNSSEC) across the *.net* zone; that deployment followed the successful addition of DNSSEC across the root zone earlier in the year, which was the culmination of a 10-year effort between Verisign, Internet Corporation for Assigned Names and Numbers (ICANN), and the Department of Commerce
- Also in December, the Verisign Board declared a special cash dividend of $3.00 per share of its common stock

LOOKING AHEAD

We have another exciting year ahead of us and an exceptionally talented team. We will build on last year's positive momentum and continue to demonstrate to the marketplace our commitment to providing an Internet experience that is stable and secure. Our strategy remains consistent:

- Focus on our customers and our people
- Lead the world in managing critical Internet infrastructure
- Leverage our global technology leadership position
- Drive new market leadership positions

I would like to thank our stockholders, customers, partners, and employees for your continued support.

Mark D. McLaughlin

Mark D. McLaughlin
President and Chief Executive Officer
April 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 000-23593

VERISIGN, INC.
(Exact name of registrant as specified in its charter)

Delaware	**94-3221585**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
21355 Ridgetop Circle, Dulles, Virginia	**20166**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (703) 948-3200

Securities registered pursuant to Section 12(b) of the Act: Common Stock $0.001 Par Value Per Share, and the Associated Stock Purchase Rights

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☑ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☑	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the voting and non-voting common equity stock held by non-affiliates of the Registrant as of June 30, 2010, was $2,774,709,330 based upon the last sale price reported for such date on the NASDAQ Global Select Market. For purposes of this disclosure, shares of Common Stock held by persons known to the Registrant (based on information provided by such persons and/or the most recent schedule 13Gs filed by such persons) to beneficially own more than 5% of the Registrant's Common Stock and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. This determination is not necessarily a conclusive determination for other purposes.

Number of shares of Common Stock, $0.001 par value, outstanding as of the close of business on February 18, 2011: 173,450,710 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the 2011 Annual Meeting of Stockholders are incorporated by reference into Part III.

TABLE OF CONTENTS

For purposes of this Annual Report, the terms "Verisign", "the Company", "we", "us" and "our" refer to VeriSign, Inc. and its consolidated subsidiaries.

PART I

ITEM 1. BUSINESS

Overview

We are a provider of Internet infrastructure services. By leveraging our global infrastructure, we provide network confidence and availability for mission-critical Internet services, such as domain name registry services and infrastructure assurance services. Our service capabilities enable domain name registration through our registrar partners and provide network availability for registrars and Internet users alike.

On August 9, 2010, we sold our Authentication Services business, including outstanding shares of capital stock of VeriSign Japan K.K. ("VeriSign Japan") and trademarks and certain intellectual property used in the Authentication Services business (including our checkmark logo and the Geotrust and thawte brand names), to Symantec Corporation ("Symantec") for cash consideration of approximately $1.14 billion, net of cash held by transferred subsidiaries of $127.5 million and transaction costs of $10.8 million. Current and historical results of operations of the Authentication Services business have been classified as discontinued operations.

In November 2010, we ceased the operations of our Content Portal Services ("CPS") business. Current and historical results of operations of the CPS business have been classified as discontinued operations. We have now completed all of our divestitures and the winding-down of our non-core businesses, which commenced in late 2007.

As a result of the sale of the Authentication Services business, included in the former Internet, Infrastructure and Identity Services segment, ceasing operations of the CPS business and the divestiture of legacy products and services, comprising the former Other Services segment, our only reportable segment is now Naming Services, which consists of Registry Services and Network Intelligence and Availability ("NIA") Services. We have operations inside as well as outside the United States ("U.S."). For a geographic breakdown of revenues and changes in revenues, see Note 10, "Segment Information," *Geographic Revenues,* of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Registry Services operates the authoritative directory of all *.com, .net, .cc, .tv,* and *.name* domain names and the back-end systems for all *.jobs* and *.edu* domain names. NIA Services provides infrastructure assurance to organizations and is comprised of Verisign iDefense Security Intelligence Services ("iDefense"), Managed Domain Name System Services ("Managed DNS"), and Distributed Denial of Service ("DDoS") mitigation.

We were incorporated in Delaware on April 12, 1995. Our principal executive offices are located at 21355 Ridgetop Circle, Dulles, Virginia 20166. Our telephone number at that address is (703) 948-3200. Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol VRSN. The information on our website is not a part of this Form 10-K. VERISIGN, the VERISIGN logo, and certain other product or service names are our registered or unregistered trademarks in the U.S. and other countries. Other names used in this Form 10-K may be trademarks of their respective owners. Our primary website is www.verisigninc.com.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available, free of charge, on the Investor Relations section of our website as soon as is reasonably practicable after filing such reports with the Securities and Exchange Commission (the "SEC").

Naming Services

Registry Services

Registry Services operates the authoritative directory of all *.com, .net, .cc, .tv,* and *.name* domain names and the back-end systems for all *.jobs* and *.edu* domain names. Registry Services allows individuals and organizations to establish their online identities, while providing the secure, always-on access they need to communicate and transact reliably with large-scale online audiences.

We are the exclusive registry of domain names within the *.com, .net* and *.name* generic top-level domains ("gTLDs") under agreements with the Internet Corporation for Assigned Names and Numbers ("ICANN") and the U.S. Department of Commerce ("DOC"). As a registry, we maintain the master directory of all second-level domain names in these top-level domains (e.g., johndoe.com and janedoe.net). These top-level domains are supported by our global constellation of domain name servers. In addition, we own and maintain the shared registration system that allows all registrars to enter new second-level domain names into the master directory and to submit modifications, transfers, re-registrations and deletions for existing second-level domain names ("Shared Registration System").

Separate from our agreements with ICANN, we have agreements with others to be the exclusive registry for the *.tv* and *.cc* country code top-level domains ("ccTLDs") and we operate the back-end registry systems for the *.jobs* and *.edu* gTLDs. These top-level domains are also supported by our global constellation of domain name servers and Shared Registration System.

With our existing gTLDs and ccTLDs, we also provide internationalized domain name ("IDN") services that enable Internet users to access websites in characters representing their local language. Currently, IDNs may be registered in as many as 350 different native languages and scripts. We also support the Domain Name Systems ("DNS") by locating and translating certain Internet Protocol ("IP") addresses into Internet domain names.

Domain names can be registered for between one and ten years, and the fees charged for *.com* and *.net* may only be increased according to adjustments prescribed in our agreements with ICANN over the applicable term. Revenues for registrations of *.name* are not subject to the same pricing restrictions as those applicable to *.com* and *.net,* however fees charged are subject to our agreement with ICANN over the applicable term. Revenues for *.cc* and *.tv* domain names are based on a similar fee system and registration system, though the fees charged are not subject to the same pricing restrictions as those imposed by ICANN. The fees received from operating the *.jobs* registry infrastructure are based on the terms of Verisign's agreement with the registry operator of *.jobs.* No fees are received from operating the *.edu* registry infrastructure.

Network Intelligence and Availability Services

NIA Services provides infrastructure assurance to organizations and is comprised of iDefense, Managed DNS and DDoS mitigation.

iDefense provides information security executives 24 hours a day, every day of the year, access to cyber intelligence related to vulnerabilities, malicious code, and global threats. Our teams enable companies to improve vulnerability management, incident response, fraud mitigation, and proactive mitigation of the particular threats targeting their industry or global operations. Customers include financial institutions, large corporations, and governmental and quasi-governmental organizations. Customers pay an annual fee for iDefense.

Managed DNS is a hosting service that delivers DNS resolution, improving the availability of web-based systems. Managed DNS provides DNS availability through a globally distributed, securely managed, cloud-based DNS infrastructure, allowing enterprises to save on capital expenses associated with DNS infrastructure deployment and reduce operational costs and complexity associated with DNS management. Customers include financial institutions and e-commerce providers. Customers pay a monthly subscription fee that varies depending on the customer's network requirements.

DDoS mitigation supports online business continuity by providing the monitoring and mitigation services against DDoS attacks. We help companies stay online without needing to make significant investments in infrastructure or establish internal DDoS expertise. As a cloud-based service, it can be deployed quickly and easily, with no customer premise equipment required. This saves time and money through operational efficiencies, support cost, and economies of scale to provide detection and protection against the largest of DDoS attacks. Customers include financial institutions and e-commerce providers. Customers pay a monthly subscription fee that varies depending on the customer's network requirements.

Divestiture Transactions and Presentation of Results of Operations

Current and historical results of operations of our divested and wound-down businesses have been classified as discontinued operations, unless otherwise noted.

During 2010, we completed the divesture or winding-down of the following businesses:

- The Authentication Services business which included Business Authentication Services, User Authentication Services and our investment in VeriSign Japan. Business Authentication Services enabled enterprises and Internet merchants to implement and operate secure networks and websites that utilized Secure Sockets Layer, or SSL, protocol. User Authentication Services included identity protection services, fraud detection services, and managed public key infrastructure, or PKI, services. Also included with the sale of the Authentication Services business were real and personal property owned by us at our Mountain View, California facility and other locations.
- The CPS business which offered Web and wireless application protocol services that enabled media companies to sell digital content through mobile devices or on the Web.

During 2009, we completed the divestiture or winding-down of the following businesses:

- The Mobile Delivery Gateway ("MDG") Services which offered solutions to manage the complex operator interfaces, relationships, distribution, reporting, and customer service for the delivery of premium mobile content to customers.
- The Pre-pay Services business which licensed and managed solutions for prepay billing customers to deliver rating and billing services.
- Messaging and Mobile Media ("MMM") Services which consisted of the InterCarrier Messaging, PictureMail, Premium Messaging Gateway, and Mobile Enterprise Service offerings. The MMM Services business was an industry-leading global provider of short-messaging, multimedia messaging, and mobile content application services.
- The Global Security Consulting ("GSC") business which helped companies understand corporate security requirements, comply with all applicable regulations, identify security vulnerabilities, reduce risk, and meet the security compliance requirements applicable to the particular business and industry.
- The Managed Security Services ("MSS") business which enabled enterprises to effectively monitor and manage their network security infrastructure 24 hours per day, every day of the year, while reducing the associated time, expense, and personnel commitments by relying on the MSS business' security platform and experienced security staff.
- The Real-Time Publisher ("RTP") Services business which allowed organizations to obtain access to and organize large amounts of constantly updated content, and distribute it, in real time, to enterprises, Web-portal developers, application developers and consumers.
- The Communications Services business which provided Billing and Commerce Services, Connectivity and Interoperability Services, and Intelligent Database Services.
- The International Clearing business which enabled financial settlement and call data settlement for wireless and wireline carriers.

During 2008, we completed the divestiture of the following businesses:

- The EMEA Mobile Media ("EMM") business which offered mobile application services that included interactive messaging applications, content portal services, and messaging gateway services.
- The Post-pay business which enabled advanced billing and customer care services to wireless telecommunications carriers.
- The Communications Consulting business which offered a full range of strategy and technology consulting, business planning, sourcing, and implementation services to help telecommunications operators and equipment manufacturers drive profitable new business and technology strategies.
- The Digital Brand Management Services ("DBMS") business which offered a range of corporate domain name and brand protection services that help enterprises, legal professionals, information technology professionals and brand marketers monitor, protect and build digital brand equity.
- The Content Delivery Network ("CDN") business which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale. We retained an equity ownership in the CDN business and have accounted for our investment in the CDN business as an equity method investment with a carrying value of zero. As a result of our continuing involvement in the CDN business, the historical results of operations of the CDN business have not been classified as discontinued operations.
- The Self-Care and Analytics ("SC&A") business which provided on-line analysis applications for mobile communications customers and on-line customer self-service with a single view of billing across multiple systems.
- The remaining 49% ownership interest in the two joint venture agreements with Fox Entertainment ("Jamba joint ventures"). The historical results of operations of the Jamba joint ventures are classified as continuing operations for all periods presented.

Operations Infrastructure

Our operations infrastructure consists of secure data centers in Dulles, Virginia; New Castle, Delaware; and Fribourg, Switzerland. Most of these secure data centers operate on a 24-hour a day, every day basis, supporting our business units and services. The performance and scale of our infrastructure are critical for our Naming Services businesses, and give us the platform to maintain our leadership position. Key features of our operations infrastructure include:

- *Distributed Servers:* We deploy a large number of high-speed servers to support capacity and availability demands that, in conjunction with our proprietary software, offer automatic failover, global and local load balancing and threshold monitoring on critical servers.
- *Advanced Telecommunications:* We deploy and maintain redundant telecommunications and routing hardware and maintain high-speed connections to multiple Internet service providers ("ISPs") to ensure that our critical services are readily accessible to customers at all times.
- *Network Security:* We incorporate architectural concepts such as protected domains, restricted nodes and distributed access control in our system architecture. We have also developed proprietary communications protocols within and between software modules that are designed to prevent most known forms of electronic attacks. In addition, we employ firewalls and intrusion detection software, and contract with security consultants who perform periodic probes to test our systems and security risk assessments.

As part of our operations infrastructure for our Registry Services business, we operate all authoritative domain name servers that answer domain name lookups for the *.com* and *.net* zones, as well as for the other top-level domains for which we are the registry. We also operate two of the thirteen externally visible root zone server addresses, including the "A" root, which is considered to be the authoritative root zone server of the Internet's DNS. The domain name servers provide the associated name server and IP address for every *.com* and *.net* domain name on the Internet and a large number of other top-level domain queries, resulting in an annual average of over 60 billion responses per day. These name servers are located around the world, providing local domain name service throughout North America, South America, Europe, and Asia. Each server facility is a controlled and monitored environment, incorporating security and system maintenance features. This network of name servers is one of the cornerstones of the Internet's DNS infrastructure. During the fourth quarter of 2010, we deployed Domain Name System Security Extensions in *.net*, allowing DNS data in the *.net* domain to provide origin authentication of DNS data, authenticated denial of existence, and data integrity.

In 2010, we announced an approximately $300 million new initiative called "Project Apollo" to meet infrastructure challenges expected over the next decade. We expect that this initiative will strengthen, scale and in some cases revamp the *.com* infrastructure to repel significant DDoS attacks and provide enhanced monitoring and logging capabilities. We expect to grow capacity 1,000 times today's level of 4 trillion queries to manage 4 quadrillion queries per day to support normal and peak attack volumes based on what we have experienced as well as Internet attack trends. In 2009, we completed the prior infrastructure initiative called "Project Titan," a three-year large-scale infrastructure upgrade that included the deployment of a new operations center as well as regional resolution sites, of which we now have more than 50 globally.

Call Centers and Help Desk: We provide customer support services through our phone-based call centers, email help desks and Web-based self-help systems. Our Virginia call center is staffed 24 hours a day, every day of the year to support our Naming Services businesses. All call centers have a staff of trained customer support agents and provide Web-based support services utilizing customized automatic response systems to provide self-help recommendations.

Operations Support and Monitoring: Through our network operations centers, we have an extensive monitoring capability that enables us to track the status and performance of our critical database systems and our global resolution systems. Our distributed network operations centers are staffed 24 hours a day, every day of the year.

Disaster Recovery Plans: We have disaster recovery and business continuity capabilities that are designed to deal with the loss of entire data centers and other facilities. Our Registry Services business maintains dual mirrored data centers that allow rapid failover with no data loss and no loss of function or capacity. Our critical data services (including domain name registration and global resolution) use advanced storage systems that provide data protection through techniques such as mirroring and remote replication.

Marketing, Sales and Distribution

We market our Registry Services worldwide through registrars. We market our NIA Services worldwide through multiple distribution channels, including direct sales and indirect channels. Our direct sales and marketing organization as of December 31, 2010, consisted of 133 employees. We have marketing and sales offices throughout the world.

Research and Development

As of December 31, 2010, we had 272 employees dedicated to research and development. We believe that timely development of new and enhanced Internet security, e-commerce, information, and technologies is necessary to remain competitive in the marketplace. During 2010, 2009 and 2008 our research and development expenses were $53.7 million, $52.4 million and $61.8 million, respectively.

Our future success will depend in large part on our ability to continue to maintain and enhance our current technologies and services. In the past, we developed our services both independently and through efforts with leading application developers and major customers. We have also, in certain circumstances, acquired or licensed technology from third parties. Although we will continue to work closely with developers and major customers in our development efforts, we expect that most of the future enhancements to existing services and new services will be developed internally or acquired through business acquisitions.

The markets for our services are dynamic, characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The constantly changing nature of these markets and their rapid evolution will require us to continually improve the performance, features and reliability of our services, particularly in response to competitive offerings, and to introduce both new and enhanced services as quickly as possible and prior to our competitors.

Competition

We compete with numerous companies in each of the Registry Services and NIA Services businesses. The overall number of our competitors may increase and the identity and composition of competitors may change over time.

Competition in Registry Services:

We face competition in the domain name registry space from other gTLD and ccTLD registries that are competing for the business of entities and individuals that are seeking to establish a Web presence, including registries offering services related to the *.info, .org, .mobi, .biz, .pro, .aero, .museum* and *.coop* gTLDs and registries offering services related to ccTLDs. ICANN currently has registry agreements with 15 registries for the operation of 17 gTLDs. In addition, there are over 240 Latin script ccTLD registries and 16 internationalized domain name country code top-level domain ("IDN ccTLD") registries. Furthermore, under our agreements with ICANN, we are subject to certain restrictions in the operation of *.com*, *.net* and *.name* on pricing, bundling and use of registrars that do not apply to ccTLDs and therefore may create a competitive disadvantage.

We also face competition from service providers that offer outsourced domain name registration, resolution and other DNS services to organizations that require a reliable and scalable infrastructure. Among the competitors are Neustar Inc., Afilias Limited and Nominet UK, Inc. In addition, to the extent end-users navigate using search engines as opposed to direct navigation, we may face competition from search engine operators such as Google Inc., Microsoft Corporation, and Yahoo! Inc. Furthermore, to the extent end-users increase the use of web and phone applications to locate and access content, we may face competition from providers of such web and phone applications.

Additional competition to our business may arise from the introduction of new TLDs by ICANN. These include internationalized domain name top-level domains ("IDN TLDs") and the upcoming introduction of new gTLDs by ICANN. On October 30, 2009, ICANN approved a fast track process for the awarding of new IDN ccTLDs and such new IDN ccTLDs have started to be introduced into the root. Other new domain extensions (including ones for which we could apply) could become available by the end of 2012. We do not yet know the impact, if any, that these new domain extensions may have on our business. Applicants for such new TLDs may have greater financial, technical, marketing and other resources than we do. Furthermore, ICANN has proposed allowing the operators of new gTLDs to also own, be owned 100% by, or otherwise affiliated with, a registrar, whereas Verisign is currently prohibited by its agreements with ICANN and the Department of Commerce from owning more than 15% of a registrar. As a result, operators of new gTLDs may be able to obtain competitive advantages through such vertical integration. While we may apply for one or more of these new domain extensions, there is no certainty that we will ultimately be successful, and even if we are successful in obtaining one or more of these new domain extensions, there is no guarantee that such extensions will be any more successful than the domain name extensions obtained by our competitors.

Competition in Network Intelligence and Availability Services:

Several of our current and potential competitors have longer operating histories and/or significantly greater financial, technical, marketing and other resources than we do and therefore may be able to respond more quickly than we can to new or changing opportunities, technologies, standards and customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products or services directly to customers through bundling or other means. If such competitors were to bundle competing products or services for their customers, we may experience difficulty establishing or increasing demand for our products and services or distributing our products successfully.

We face competition in the NIA Services industry from companies such as iSight Partners, Security Services X-Force Threat Analysis Service, Secunia ApS, SecureWorks, Inc., McAfee, Inc., Prolexic Technologies, Inc., AT&T Inc., Verizon Communications, Inc., Dyn, Inc.'s Dynect Platform, NeuStar Ultra Services, OpenDNS, BlueCat Networks, Inc., Infoblox Inc., Nominum, Inc. and Afilias Limited.

Industry Regulation

Registry Services: Within the U.S. Government, oversight of Internet administration is provided by the DOC. Effective October 1, 2009, the DOC and ICANN entered into a new agreement, known as the "Affirmation of Commitments" which replaced a prior agreement known as the Joint Project Agreement. Under the Affirmation of Commitments, the DOC became one of several parties working together with other representative constituency members in providing an on-going review of ICANN's performance and accountability. The Affirmation of Commitments provides for more defined international participation in this review. The agreement sets forth periodic reviews by committees. These review panels are charged with reviewing and making recommendations regarding: (i) the accountability and transparency of ICANN; (ii) the security, stability and resiliency of the DNS; (iii) the impact of new gTLDs on competition, consumer trust, and consumer choice; and (iv) the effectiveness of ICANN's policies with respect to registrant data in meeting the legitimate needs of law enforcement and promoting consumer trust. Under the Affirmation of Commitments, the Assistant Secretary of Communications and Information of the DOC will be a member of the "Accountability and Transparency" review panel. The reviews generally are to occur no less than every three to four years.

As the exclusive registry of domain names within the *.com*, *.net* and *.name* gTLDs, we have entered into certain agreements with ICANN and the DOC:

.com Registry Agreement: On November 29, 2006, the DOC approved the Registry Agreement between ICANN and Verisign for the *.com* gTLD (the "*.com* Registry Agreement"). The *.com* Registry Agreement provides that we will continue to be the sole registry operator for domain names in the *.com* top-level domain through November 30, 2012. The *.com* Registry Agreement provides that it shall be renewed for successive terms unless it has been determined that Verisign has been in fundamental and material breach of certain provisions of the *.com* Registry Agreement and has failed to cure such breach. The DOC shall approve such renewal if it concludes that approval will serve the public interest in (a) the continued security and stability of the Internet DNS and the operation of the *.com* registry including, in addition to other relevant factors, consideration of Verisign's compliance with Consensus policies and technical specifications, its service level agreements as set forth in the *.com* Registry Agreement, and the investment associated with improving the security and stability of the DNS, and (b) the provision of registry services as defined in the *.com* Registry Agreement at reasonable prices, terms and conditions. The parties have an expectancy of renewal of the *.com* Registry Agreement so long as the foregoing public interest standard is met and Verisign is not in breach of the *.com* Registry Agreement.

We are required to comply with and implement temporary specifications or policies and consensus policies, as well as other provisions pursuant to the *.com* Registry Agreement relating to handling of data and other registry operations. The *.com* Registry Agreement also provides a procedure for Verisign to propose, and ICANN to review and approve, additional registry services.

Cooperative Agreement: In connection with the DOC's approval of the *.com* Registry Agreement, Verisign and the DOC entered into Amendment No. Thirty (30) to their Cooperative Agreement—Special Awards Conditions NCR-92-18742 (the "Amendment"), regarding operation of the *.com* registry, which extends the term of Cooperative Agreement through November 30, 2012, and provides that any renewal or extension of the *.com*

Registry Agreement is subject to prior written approval by the DOC. As described above, the Amendment provides that the DOC shall approve such renewal if it concludes that it is in the public interest and in the continued security and stability of the DNS and that the provision of *.com* registry services is offered on reasonable terms.

The descriptions of the *.com* Registry Agreement and the Amendment are qualified in their entirety by the text of the complete agreements that are incorporated by reference as exhibits in this Form 10-K.

.net Registry Agreement: On July 1, 2005, we entered into a Registry Agreement with ICANN for the *.net* gTLD (the "*.net* Registry Agreement"). The *.net* Registry Agreement provides that we will continue to be the sole registry operator for domain names in the *.net* top-level domain through June 30, 2011. The *.net* Registry Agreement provides that it shall be renewed unless it has been determined that Verisign has been in fundamental and material breach of certain provisions of the *.net* Registry Agreement and has failed to cure such breach.

.name Registry Agreement: On October 1, 2008, we acquired The Global Name Registry Ltd. ("GNR"), the holder of the *.name* Registry Agreement which provides that GNR will continue to be the sole registry operator for domain names in the *.name* top-level domain through August 15, 2012. The renewal provisions are the same as for the *.net* Registry Agreement.

Some of the services we provide to customers globally may require approval under applicable U.S. export law. As the list of products and countries for which export approval is expanded or changes, government restrictions on the export of software and hardware products utilizing encryption technology may grow and become an impediment to our growth in international markets. If we do not obtain required approvals or we violate applicable laws, we may not be able to provide some of our services in international markets and may be subject to fines and other penalties.

Intellectual Property

We rely primarily on a combination of copyrights, trademarks, service marks, patents, restrictions on disclosure and other methods to protect our intellectual property. We also enter into confidentiality and/or invention assignment agreements with our employees, consultants and current and potential affiliates, customers and business partners. We also generally control access to and distribution of proprietary documentation and other confidential information.

We have been issued numerous patents in the U.S. and abroad, covering a wide range of our technology. Additionally, we have filed numerous patent applications with respect to certain of our technology in the U.S. Patent and Trademark Office and patent offices outside the U.S. Patents may not be awarded with respect to these applications and even if such patents are awarded, such patents may not provide us with sufficient protection of our intellectual property.

We have obtained trademark registrations for the VERISIGN mark in the U.S. and other countries, and have filed new trademark applications for the new VERISIGN logo in the same countries. We have common law rights in many other proprietary names. We take steps to enforce and police Verisign's trademarks. We rely on the strength of our Verisign brand to differentiate ourselves in the marketing of our products and services.

With regard to our Naming Services businesses, our principal intellectual property consists of, and our success is dependent upon, proprietary software used in our Naming Services businesses and certain methodologies and technical expertise we use in both the design and implementation of our current and future registry services and Internet-based products and services businesses, including the conversion of IDNs. We own our proprietary Shared Registration System through which competing registrars submit second-level domain name registrations for each of the registries we operate, as well as the ATLAS distributed lookup system which processes billions of queries per day. Some of the software and protocols used in our registry services are in the public domain or are otherwise available to our competitors.

Under the agreement reached with Symantec for the sale of our Authentication Services, business, which closed on August 9, 2010 (the "Closing Date"), Symantec acquired all trademarks primarily used in our Authentication Services business, including our checkmark logo and the Geotrust and thawte brand names, and we granted Symantec a five-year license in connection with the VeriSign.com website. The VeriSign.com website will be operated by Symantec for a period of five years following the Closing Date, subject to certain rights of Verisign (including the right to include links to sub-domains operated us).

Employees

The following table shows a comparison of our consolidated employee headcount, by function, including historical headcount associated with the divested and wound-down businesses:

	As of December 31,		
	2010	2009	2008
Employee headcount by function:			
Cost of revenues	256	658	1,164
Sales and marketing	133	488	607
Research and development	272	571	769
General and administrative	387	611	757
Total	1,048	2,328	3,297

We have never had a work stoppage, and no U.S.-based employees are represented under collective bargaining agreements. Our ability to achieve our financial and operational objectives depends in large part upon our continued ability to attract, integrate, train, retain and motivate highly qualified sales, technical and managerial personnel, and upon the continued service of our senior management and key sales and technical personnel. Competition for qualified personnel in our industry and in some of our geographical locations is intense, particularly for software development personnel.

ITEM 1A. RISK FACTORS

In addition to other information in this Form 10-K, the following risk factors should be carefully considered in evaluating us and our business because these factors currently have a significant impact or may have a significant impact on our business, operating results or financial condition. Actual results could differ materially from those projected in the forward-looking statements contained in this Form 10-K as a result of the risk factors discussed below and elsewhere in this Form 10-K and in other filings we make with the SEC.

Risks relating to our business

Our operating results may fluctuate and our future revenues and profitability are uncertain.

Our operating results have varied in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include the following:

- the current global economic environment as well as its impact on e-commerce, financial services, and the communications and Internet industries;
- volume of new domain name registrations and customer renewals in our Naming Services businesses;
- the long sales and implementation cycles for, and potentially large order sizes of, some of our services and the timing and execution of individual customer contracts;
- our success in direct marketing, and, in the case of our Registry Services business, the scope and success of marketing efforts by third-party registrars, and market acceptance of our services by our existing customers and by new customers;
- customer renewal rates and turnover of customers of our services, and in the case of our Registry Services business, the customers of the distributors of our services;
- continued development of our distribution channels for our products and services, both in the U.S. and abroad;
- the impact of price changes in our products and services or our competitors' products and services;
- the impact of decisions by distributors to offer competing products or modify or cease their marketing practices;
- seasonal fluctuations in business activity;
- changes in marketing expenses related to promoting and distributing our services or changes in marketing expenses related to promoting and distributing services provided by third-party registrars or their resellers;
- potential attacks by nefarious actors, which could threaten the perceived reliability of our products and services;
- potential attacks on the service offerings of our distributors, such as DDoS attacks, which could limit the availability of their service offerings and their ability to offer our products and services;
- changes in the level of spending for information technology-related products and services by our customers; and
- the uncertainties, costs and risks as a result of the sale of our Authentication Services business, including any income statement charges we incur in connection therewith and costs related to our transition services agreements and any retained liability related to existing and future claims or retained litigation.

Our operating expenses may increase. If an increase in our expenses is not accompanied by a corresponding increase in our revenues, our operating results will suffer, particularly as revenues from some of our services are recognized ratably over the term of the service, rather than immediately when the customer pays for them, unlike our sales and marketing expenditures, which are expensed in full when incurred.

Due to all of the above factors, our revenues and operating results are difficult to forecast. Therefore, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely upon them as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future periods. If this were to occur, the market price of our common stock would likely decline.

Our operating results may continue to be adversely affected as a result of the sluggish economic recovery, unfavorable market and economic, social and political conditions.

An unstable global economic, social and political environment may have a negative impact on demand for our services, our business and our foreign operations. The economic, social and political environment has or may negatively impact, among other things:

- our customers' continued growth and development of their businesses and our customers' ability to continue as going concerns or maintain their businesses, which could affect demand for our products and services;
- current and future demand for our services, including decreases as a result of reduced spending on information technology and communications by our customers;
- price competition for our products and services;
- the price of our common stock;
- our liquidity;
- our ability to service our debt, to obtain financing or assume new debt obligations;
- our ability to obtain payment for outstanding debts owed to us by our customers or other parties with whom we do business; and
- our ability to execute on any stock repurchase plans.

In addition, to the extent that the economic, social and political environment impacts specific industry and geographic sectors in which many of our customers are concentrated, that may further negatively impact our business. If the economic, social, political and market conditions in the U.S. and globally do not improve, or if they further deteriorate, we may experience material adverse impacts on our business, operating results and financial position as a consequence of the above factors or otherwise.

We may experience significant fluctuations in our financial results.

The successful operation of our business depends on numerous factors, many of which are not entirely under our control, including, but not limited to, the following:

- the use of the Internet and other IP networks, and the extent to which domain names are used for e-commerce and communications;
- changes in customer behavior, Internet platforms and web-browsing patterns;
- growth in demand for our services;
- the competition for any of our services;
- the perceived security of e-commerce and communications over the Internet and other IP networks;
- the perceived security of our services, technology, infrastructure and practices;
- the loss of customers through industry consolidation or customer decisions to deploy in-house or competitor technology and services;
- our continued ability to maintain our current, and enter into additional, strategic relationships;

- our ability to successfully market our services to new and existing distributors and customers;
- our success in attracting, integrating, training, retaining and motivating qualified personnel;
- our response to competitive developments;
- the successful introduction, and acceptance by our customers, of new products and services, including our NIA Services;
- seasonal fluctuations in business activity; and
- the successful introduction of enhancements to our services to address new technologies and standards and changing market conditions.

Issues arising from our agreements with ICANN and the DOC could harm our Registry Services business.

We are parties to agreements (i) with the DOC with respect to certain aspects of the DNS, (ii) with ICANN and the DOC as the exclusive registry of domain names within the *.com* gTLD and (iii) with ICANN with respect to being the exclusive registry for the *.net* and *.name* gTLDs.

We face risks arising from our agreements with ICANN and the DOC, including the following:

- ICANN could adopt or promote policies, procedures or programs that are unfavorable to us as the registry operator of the *.com*, *.net* and *.name* gTLDs, that are inconsistent with our current or future plans, or that affect our competitive position;
- one or both of the *.com* or *.net* Registry Agreements may not renew when they expire in 2011 (*.net*) and 2012 (*.com*), which could have a material adverse effect on our business;
- under certain circumstances, ICANN could terminate one or more of our agreements to be the registry for the *.com*, *.net* or *.name* gTLDs and the DOC could refuse to grant its approval to the renewal of the *.com* Registry Agreement, which, in the case of the *.com* and *.net* Registry Agreements, could have a material adverse impact on our business;
- the DOC's or ICANN's interpretation of provisions of our Registry Agreements with either of them could differ from ours; and
- our Registry Services business faces, and could continue to face legal or other challenges resulting from our activities or the activities of registrars and registrants, and any adverse outcome from such matters could have a material adverse effect on our business.

In addition, under the *.com*, *.net* and *.name* Registry Agreements, we are prohibited from holding a greater than 15% ownership interest in any ICANN accredited registrar. This prohibition on cross-ownership currently applies to all seventeen ICANN gTLDs, but does not apply to ccTLDs. ICANN has proposed allowing the operators of new gTLDs to also own, be owned 100% by, or otherwise be affiliated with, a registrar. If this proposal is adopted, the impact to the distribution channel is uncertain but could have a material adverse effect on our business.

Challenges to Internet administration could harm our Registry Services business.

Risks we face from challenges by third parties, including governmental authorities in the U.S. and other countries, to our role in the ongoing operation of the Internet include:

- legal, regulatory or other challenges could be brought, including challenges to the agreements governing our relationship with the DOC or ICANN, or to the legal authority underlying the roles and actions of the DOC, ICANN or us;
- the U.S. Congress could take action that is unfavorable to us;
- ICANN could fail to maintain its role, potentially resulting in instability in DNS administration; and

- some governments and governmental authorities outside the U.S. have in the past disagreed, and may in the future disagree, with the actions, policies or programs of ICANN, the U.S. Government and us relating to the DNS. The Affirmation of Commitments established several multi-party review panels and contemplates a greater involvement by foreign governments and governmental authorities in the oversight and review of ICANN. These periodic review panels may take positions that are unfavorable to Verisign.

As a result of these and other risks, it may be difficult for us to introduce new services in our Registry Services business and we could also be subject to additional restrictions on how this business is conducted, which may not also apply to our competitors.

Our international operations subject our business to additional economic risks that could have an adverse impact on our revenues and business.

As of December 31, 2010, we had 167, or 16% of our employees outside the U.S. Expansion into international markets has required and will continue to require significant management attention and resources. We may also need to tailor some of our services for a particular market and to enter into international distribution and operating relationships. We have limited experience in localizing our services and in developing international distribution or operating relationships. We may not succeed in expanding our services into new international markets or expand our presence in existing markets. Failure to do so could harm our business. Moreover, local laws and customs in many countries differ significantly from those in the U.S. In many foreign countries, particularly in those with developing economies, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or U.S. law or regulations applicable to us. There can be no assurance that all of our employees, contractors and agents will not take actions in violation of such policies, procedures, laws and/or regulations. Violations of laws, regulations or key control policies by our employees, contractors or agents could result in financial reporting problems, fines, penalties, or prohibition on the importation or exportation of our products and could have a material adverse effect on our business. In addition, we face risks inherent in doing business on an international basis, including, among others:

- competition with foreign companies or other domestic companies entering the foreign markets in which we operate;
- differing and uncertain regulatory requirements;
- legal uncertainty regarding liability, enforcing our contracts and compliance with foreign laws;
- tariffs and other trade barriers and restrictions;
- difficulties in staffing and managing foreign operations;
- longer sales and payment cycles;
- problems in collecting accounts receivable;
- currency fluctuations, as a small portion of our international revenues are not always denominated in U.S. dollars and some of our costs are denominated in foreign currencies;
- high costs associated with repatriating profits to the U.S.;
- potential problems associated with adapting our services to technical conditions existing in different countries;
- difficulty of verifying customer information;
- political instability;
- failure of foreign laws to protect our U.S. proprietary rights adequately;
- more stringent privacy policies in some foreign countries;
- export and import restrictions on cryptographic technology and products incorporating that technology;

- additional vulnerability from terrorist groups targeting U.S. interests abroad;
- seasonal reductions in business activity; and
- potentially adverse tax consequences.

We are exposed to risks faced by financial institutions.

We have entered into hedging transactions with counterparties in the financial services industry which have been adversely impacted by the current economic environment. Defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry generally have led to market-wide liquidity problems and could lead to losses or defaults by other institutions. The hedging transactions we have entered into expose us to credit risk in the event of default by one of our counterparties. Despite the risk control measures we have in place, a default by one of our counterparties, or liquidity problems in the financial services industry in general, could have a material adverse effect on our business, financial condition and results of operations.

Our marketable securities portfolio could experience a decline in market value, which could materially and adversely affect our financial results.

As of December 31, 2010, we had $2.1 billion in cash, cash equivalents, marketable securities and restricted cash, of which $501.2 million was invested in marketable securities. The marketable securities consist of debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies, corporate debt securities, and debt securities issued by foreign governments meeting the criteria of our investment policy, which is focused on the preservation of our capital through the investment in investment grade securities. We currently do not use derivative financial instruments to adjust our investment portfolio risk or income profile.

These investments, as well as any cash deposited in bank accounts, are subject to general credit, liquidity, market and interest rate risks, which may be exacerbated by unusual events, such as the Euro-zone crisis, which has affected various sectors of the financial markets and led to global credit and liquidity issues. Over the past several years, the volatility and disruption in the global credit market reached unprecedented levels. If the global credit market does not improve or deteriorates further, our investment portfolio may be impacted and we could determine that some of our investments have experienced an other-than-temporary decline in fair value, requiring an impairment charge which could adversely impact our financial results.

Governmental regulation and the application of existing laws may slow business growth, increase our costs of doing business, create potential liability and have an adverse effect on our business.

Application of new and existing laws and regulations to the Internet and communications industry can be unclear. The costs of complying or failing to comply with these laws and regulations could limit our ability to operate in our current markets, expose us to compliance costs and substantial liability and result in costly and time-consuming litigation.

Foreign, federal or state laws could have an adverse impact on our business, financial condition, results of operations, and our ability to conduct business in certain foreign countries. For example, laws designed to restrict who can register domain names, the on-line distribution of certain materials deemed harmful to children, on-line gambling, counterfeit goods, and cyber squatting; laws designed to require registrants to provide additional documentation or information in connection with domain name registrations; and laws designed to promote cyber security may impose significant additional costs on our business or subject us to additional liabilities. We have a number of contracts pursuant to which we provide services to the U.S. government and even though these contracts are immaterial, they impose compliance costs, including compliance with the Federal Acquisition Regulation, that could be significant to the Company.

Due to the nature of the Internet, it is possible that state or foreign governments might attempt to regulate Internet transmissions or prosecute us for violations of their laws. We might unintentionally violate such laws, such laws may be modified and new laws may be enacted in the future. Any such developments could increase the costs of regulatory compliance for us, affect our reputation, force us to change our business practices or otherwise materially harm our business. In addition, any such new laws could impede growth of or result in a decline in domain name registrations, as well as impact the demand for our services.

We may be exposed to potential risks if we were to determine we do not have an effective system of disclosure controls or internal controls over financial reporting.

As a public company, the Company is subject to the rules and regulations of the SEC, including those that require the Company to report on and receive an attestation from its independent registered public accounting firm regarding the Company's internal control over financial reporting.

As a result of the transitioning of key corporate functions to our Dulles, Virginia office and potential voluntary employee attrition, there is an increased risk of our failing to maintain an effective system of disclosure controls or internal controls over financial procedures, including satisfaction of the requirements of the Sarbanes-Oxley Act of 2002. Although we believe that we have adequately planned to address this risk, despite our efforts, if we were to fail to maintain an effective system of disclosure controls or internal control over financial reporting, we may not be able to accurately or timely report on our financial results or adequately identify and reduce fraud. As a result, the financial position of the Company could be harmed and current and potential future stockholders could lose confidence in us and/or our reported financial results, which may cause a negative effect on our stock price; and we could be exposed to litigation or regulatory proceedings, which may be costly or divert management attention.

We rely on third parties who maintain and control root zone servers and route Internet communications.

We currently administer and operate only two of the thirteen root zone servers. The others are administered and operated by independent operators on a non-regulated basis. Root zone servers are name servers that contain authoritative data for the very top of the DNS hierarchy. These servers have the software and data needed to locate name servers that contain authoritative data for the top-level domains. These root zone servers are critical to the functioning of the Internet. Consequently, our Registry Services business could be harmed if these independent operators fail to maintain these servers properly or abandon these servers, which would place additional capacity demands on the two root zone servers we operate.

Further, our Registry Services business could be harmed if any of the independent operators fails to include or provide accessibility to the data that it maintains in the root zone servers that it controls.

Changes in customer behavior, either as a result of evolving technologies or user practices, may impact the demand for domain names.

Currently, Internet users navigate to a website either by directly typing its domain name into a web browser or through the use of a search engine. If (i) web browser or Internet search technologies were to change significantly; (ii) Internet search engines changed the value of their algorithms on the use of a domain for finding a website; (iii) Internet users were to shift away from direct navigation; (iv) Internet users were to increase the use of web and phone applications to locate and access content or (v) Internet users were to increase the use of second or third level domains or alternate identifiers, such as social networking sites, in each case the demand for domain names could decrease.

Changes in the level of spending on on-line advertising and/or the way that on-line networks compensate owners of websites, could impact the demand for domain names.

Some domain name registrars and registrants seek to generate revenue through advertising on their websites; changes in the way these registrars and registrants are compensated (including changes in methodologies and ...

metrics) by advertisers and advertisement placement networks, such as Google and Yahoo!, could adversely affect the market for those domain names favored by such registrars and registrants resulting in a decrease in demand and/or the renewal rate for those domain names. As a result of the general economic environment, spending on on-line advertising and marketing may not increase or may be reduced, which in turn, may result in a further decline in the demand for those domain names.

Undetected or unknown defects in our services could harm our business and future operating results.

Services as complex as those we offer or develop could contain undetected defects or errors. Despite testing, defects or errors may occur in our existing or new services, which could result in compromised customer data, loss of or delay in revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, tort or warranty claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. The performance of our services could have unforeseen or unknown adverse effects on the networks over which they are delivered as well as on third-party applications and services that utilize our services, which could result in legal claims against us, harming our business. Furthermore, we often provide implementation, customization, consulting and other technical services in connection with the implementation and ongoing maintenance of our services, which typically involves working with sophisticated software, computing and communications systems. Our failure or inability to meet customer expectations in a timely manner could also result in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, injury to our reputation and increased costs.

If we encounter system interruptions, we could be exposed to liability and our reputation and business could suffer.

We depend on the uninterrupted operation of our various systems, secure data centers and other computer and communication networks. Our systems and operations are vulnerable to damage or interruption from:

- power loss, transmission cable cuts and other telecommunications failures;
- damage or interruption caused by fire, earthquake, and other natural disasters;
- attacks by hackers or nefarious actors;
- computer viruses or software defects; and
- physical or electronic break-ins, sabotage, intentional acts of vandalism, terrorist attacks and other events beyond our control.

Most of our systems are located at, and most of our customer information is stored in, our facilities in New Castle, Delaware; Dulles, Virginia; and Fribourg, Switzerland. To the extent we are unable to partially or completely switch over to secondary or tertiary sites, any damage or failure that causes interruptions in any of these facilities or our other computer and communications systems could materially harm our business. Although we carry insurance for property damage and business interruption, we do not carry insurance or financial reserves for interruptions or potential losses arising from terrorism.

In addition, our Registry Services business and certain of our other services depend on the efficient operation of the Internet connections from customers to our secure data centers and from our customers to the Shared Registration System. These connections depend upon the efficient operation of Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or experienced outages in the past.

A failure in the operation of our top-level domain name zone servers, the domain name root zone servers, or other events could result in the deletion of one or more domain names from the Internet for a period of time. In the event that a registrar has not implemented back up services recommended by us in conformance with industry best practices, a failure in the operation of our Shared Registration System could result in the inability of one or more other registrars to register and maintain domain names for a period of time. A failure in the operation or update of the master database that we maintain could also result in the deletion of one or more top-level domains from the Internet and the discontinuation of second-level domain names in those top-level domains for a period of time. Any of these problems or outages could decrease customer satisfaction, harming our business or resulting in adverse publicity that could adversely affect the market's perception of the security of e-commerce and communications over IP networks as well as of the security or reliability of our services.

If we experience security breaches, we could be exposed to liability and our reputation and business could suffer.

We retain certain customer information in our secure data centers and various registration systems. It is critical to our business strategy that our facilities and infrastructure remain secure and are perceived by the marketplace to be secure. The Shared Registration System, the domain name root zone servers and top-level domain name zone servers that we operate are critical hardware and software to our Registry Services operations. Therefore, we may have to expend significant time and money to maintain or increase the security of our facilities and infrastructure. Despite our security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, attacks by hackers or nefarious actors or similar disruptive problems. It is possible that we may have to expend additional financial and other resources to address such problems. Any physical or electronic break-in or other security breach or compromise of the information stored at our secure data centers and domain name registration systems may jeopardize the security of information stored on our premises or in the computer systems and networks of our customers. In such an event, we could face significant liability, customers could be reluctant to use our services and we could be at risk for loss of various security and standards-based compliance certifications needed for certain of our businesses. Such an occurrence could also result in adverse publicity and therefore adversely affect the market's perception of the security of e-commerce and communications over IP networks as well as of the security or reliability of our services.

We rely on our intellectual property, and any failure by us to protect, or any misappropriation of, our intellectual property could harm our business.

Our success depends in part on our internally developed technologies and intellectual property. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our trade secrets or other forms of our intellectual property without authorization. Furthermore, the laws of foreign countries may not protect our proprietary rights in those countries to the same extent U.S. law protects these rights in the U.S. In addition, it is possible that others may independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer. Additionally, we have filed patent applications with respect to certain of our technology in the U.S. Patent and Trademark Office and patent offices outside the U.S. Patents may not be awarded with respect to these applications and even if such patents are awarded, such patents may not provide us with sufficient protection of our intellectual property. In the future, we may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This type of litigation, regardless of its outcome, could result in substantial costs and diversion of management attention and technical resources.

We also license third-party technology that is used in our products and services to perform key functions. These third-party technology licenses may not continue to be available to us on commercially reasonable terms or at all. Our business would suffer if we lost the rights to use certain of these technologies. Additionally, another party could claim that the licensed software infringes a patent or other proprietary right. Litigation between the licensor and a third-party or between us and a third-party could lead to royalty obligations for which we are not indemnified or for which indemnification is insufficient, or we may not be able to obtain any additional license on commercially reasonable terms or at all. The loss of or our inability to obtain or maintain, any of these technology licenses could harm our business.

We rely on the strength of our Verisign brand to differentiate ourselves in the marketing of our products. Dilution of the strength of our brand could harm our business.

We could become subject to claims of infringement of intellectual property of others, which could be costly to defend and could harm our business.

Claims relating to infringement of intellectual property of others or other similar claims have been made against us in the past and could be made against us in the future. It is possible that we could become subject to additional claims for infringement of the intellectual property of third parties. The international launch of the new logo for the Company could present additional potential risks for third party claims of infringement. Any claims, with or without merit, could be time consuming, result in costly litigation and diversion of technical and management personnel attention, cause delays in our business activities generally, or require us to develop a non-infringing logo or technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms or at all. If a successful claim of infringement was made against us, we could be required to pay damages or have portions of our business enjoined. If we could not identify and adopt an alternative non-infringing logo, develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be harmed.

In addition, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related businesses are uncertain and still evolving. Because of the growth of the Internet and Internet-related businesses, patent applications are continuously being filed in connection with Internet-related technology. There are a significant number of U.S. and foreign patents and patent applications in our areas of interest, and we believe that there has been, and is likely to continue to be, significant litigation in the industry regarding patent and other intellectual property rights.

We are involved in a number of claims, lawsuits and investigations against us that may result in adverse outcomes.

In addition to possible intellectual property litigation and infringement claims, we are involved in a number of claims, lawsuits and investigations which we currently believe are immaterial but could prove material. Litigation is inherently unpredictable, and excessive verdicts do occur. In addition, certain parties to litigation to which we are a party may be entitled to indemnification by us. Adverse outcomes in some or all of these claims, lawsuits and investigations may result in significant monetary damages, including indemnification payments, or injunctive relief that could adversely affect our ability to conduct our business and may have a material adverse effect on our financial condition and results of operations. Additionally, these investigations, claims and lawsuits may involve significant expense and diversion of management's attention and resources from other matters.

We must establish and maintain strategic, channel and other relationships.

One of our significant business strategies has been to enter into strategic or other similar collaborative relationships in order to reach a larger customer base than we could reach through our direct sales and marketing efforts, including in international markets. We may need to enter into additional relationships to execute our business plan. We may not be able to enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms. If we fail to enter into additional relationships, we would have to devote substantially more resources to the distribution, sale and marketing of our services than we would otherwise.

Our success in obtaining results from these relationships will depend both on the ultimate success of the other parties to these relationships and on the ability of these parties to market our services successfully.

Furthermore, any changes by our distributors to their existing marketing strategies could have a material adverse effect on our business. Similarly, if one or more of our distributors were to encounter financial difficulties, or if there were a significant reduction in marketing expenditures by our distributors (including registrars), as a result of industry consolidation or otherwise, it could have a material adverse effect on our business, including a decrease in domain name registrations and renewals. Failure of one or more of our strategic, channel or other relationships to result in the development and maintenance of a market for our services could harm our business. If we are unable to maintain our existing relationships or to enter into additional relationships, this could harm our business.

The success of our NIA Services depend in part on the acceptance of our services.

We are investing in our NIA Services, and the future growth of these services depends, in part, on the commercial success, acceptance, and reliability of our NIA Services. These services will suffer if our target customers do not adopt or use these services. We are not certain that our target customers will choose our NIA Services or continue to use these services even after adoption.

Many of our target markets are evolving, and if these markets fail to develop or if our products and services are not widely accepted in these markets, our business could be harmed.

Our Registry Services and NIA Services businesses are developing services in emerging markets, including services that involve naming and directory services other than registry and related infrastructure services. These emerging markets are rapidly evolving, may never gain wide acceptance and may not grow. Even if these markets grow, our services may not be widely accepted. Accordingly, the demand for our services in these markets is very uncertain. The factors that may affect market acceptance of our services in these markets include the following:

- market acceptance of products and services based upon technologies other than those we use;
- public perception of the security of our technologies and of IP and other networks;
- the introduction and consumer acceptance of new generations of mobile devices;
- the ability of the Internet infrastructure to accommodate increased levels of usage; and
- government regulations affecting Internet access and availability, e-commerce and telecommunications over IP networks.

If the market for e-commerce and communications over IP and other networks does not grow or these services are not widely accepted in the market, our business could be materially harmed.

We depend on key personnel to manage our business effectively and may not be successful in attracting and retaining such personnel.

We depend on the performance of our senior management team and other key employees. Our success also depends on our ability to attract, integrate, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel, both in the U.S. and abroad.

All of the members of our senior management team and other U.S. key employees are at-will employees and we do not maintain key person life insurance for any of our senior management team members or key employees. The loss of the services of any of our senior management team or other key employees, or failure to attract, integrate, train, retain and motivate additional key employees could harm our business.

We have anti-takeover protections that may discourage, delay or prevent a change in control that could benefit our stockholders.

Our amended and restated Certificate of Incorporation and Bylaws contain provisions that could make it more difficult for a third party to acquire us without the consent of our Board of Directors ("Board"). These provisions include:

- our stockholders may take action only at a duly called meeting and not by written consent;
- special meetings of our stockholders may be called only by the chief executive officer, the president or our Board, and cannot be called by our stockholders;
- our Board must be given advance notice regarding stockholder-sponsored proposals for consideration at annual meetings and for stockholder nominations for the election of directors;

- vacancies on our Board can be filled until the next annual meeting of stockholders by majority vote of the members of the Corporate Governance and Nominating Committee, or a majority of directors then in office if no such committee exists, or a sole remaining director; and
- our Board has the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

Verisign has also adopted a stockholder rights plan that may discourage, delay or prevent a change of control or the acquisition of a substantial block of our common stock and may make any future unsolicited acquisition attempt more difficult. Under the rights plan:

- The rights will generally become exercisable if a person or group acquires 20% or more of Verisign's outstanding common stock (unless such transaction is approved by our Board) and thus becomes an "acquiring person."
- Each right, when exercisable, will entitle the holder, other than the "acquiring person," to acquire shares of Verisign's common stock at a 50% discount to the then-prevailing market price.
- As a result, the rights plan will cause substantial dilution to a person or group that becomes an "acquiring person" on terms that our Board does not believe are in our best interests and those of our stockholders and may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares.

In addition, Section 203 of the General Corporation Law of Delaware prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% or more of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless in the same transaction the interested stockholder acquired 85% ownership of our voting stock (excluding certain shares) or the business combination is approved in a prescribed manner. Section 203 therefore may impact the ability of an acquirer to complete an acquisition of us after a successful tender offer and accordingly could discourage, delay or prevent an acquirer from making an unsolicited offer without the approval of our Board.

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates.

We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, as well as in the execution of our divestitures, there are many transactions and calculations where the ultimate tax determination is uncertain. We are subject to audit by various tax authorities. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in historical income tax provisions and accruals. Should additional taxes be assessed as a result of an audit or litigation, an adverse effect on our income tax provision and net income in the period or periods for which that determination is made could result.

Our inability to indefinitely reinvest our foreign earnings could materially adversely affect our results of operations.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries because these earnings have been indefinitely reinvested and we do not plan to initiate any action that would precipitate the payment of income taxes thereon. We consider the following matters, among others, in evaluating our plans for indefinite reinvestment: the forecasts, budgets and financial requirements of the parent and subsidiaries for both the long and short term; the tax consequences of a decision to reinvest; and any U.S. and foreign government programs designed to influence remittances. If factors change and as a result we are unable to indefinitely reinvest the foreign earnings, the income tax expense and payments may differ significantly from the current period and could materially adversely affect our results of operations.

Risks relating to the competitive environment in which we operate

The business environment is highly competitive and, if we do not compete effectively, we may suffer price reductions, reduced gross margins and loss of market share.

General: New technologies and the expansion of existing technologies may increase competitive pressure. We cannot assure you that competing technologies developed by others or the emergence of new industry standards will not adversely affect our competitive position or render our services or technologies noncompetitive or obsolete. In addition, our markets are characterized by announcements of collaborative relationships involving our competitors. The existence or announcement of any such relationships could adversely affect our ability to attract and retain customers. As a result of the foregoing and other factors, we may not be able to compete effectively with current or future competitors, and competitive pressures that we face could materially harm our business.

Competition in Registry Services: We face competition in the domain name registry space from other gTLD and ccTLD registries that are competing for the business of entities and individuals that are seeking to establish a Web presence, including registries offering services related to the *.info, .org, .mobi, .biz, .pro, .aero, .museum* and *.coop* gTLDs and registries offering services related to ccTLDs. ICANN currently has registry agreements with 15 registries for the operation of 17 gTLDs. In addition, there are over 240 Latin script ccTLD registries and 16 IDN ccTLD registries. Furthermore, under our agreements with ICANN, we are subject to certain restrictions in the operation of *.com, .net* and *.name* on pricing, bundling and use of registrars that do not apply to ccTLDs and therefore may create a competitive disadvantage.

We also face competition from service providers that offer outsourced domain name registration, resolution and other DNS services to organizations that require a reliable and scalable infrastructure. Among the competitors are Neustar Inc., Afilias Limited and Nominet UK, Inc. In addition, to the extent end-users navigate using search engines as opposed to direct navigation, we may face competition from search engine operators such as Google Inc., Microsoft Corporation, and Yahoo! Inc. Furthermore, to the extent end-users increase the use of web and phone applications to locate and access content, we may face competition from providers of such web and phone applications.

Additional competition to our business may arise from the introduction of new TLDs by ICANN. These include IDN TLDs and the upcoming introduction of new gTLDs by ICANN. On October 30, 2009, ICANN approved a fast track process for the awarding of new IDN ccTLDs and such new IDN ccTLDs have started to be introduced into the root. Other new domain extensions (including ones for which we could apply) could become available by the end of 2012. We do not yet know the impact, if any, that these new domain extensions may have on our business. Applicants for such new TLDs may have greater financial, technical, marketing and other resources than we do. Furthermore, ICANN has proposed allowing the operators of new gTLDs to also own, be owned 100% by or otherwise affiliated with a registrar, whereas Verisign is currently prohibited by its agreements with ICANN and the Department of Commerce from owning more than 15% of a registrar. As a result, operators of new gTLDs may be able to obtain competitive advantages through such vertical integration. While we may apply for one or more of these new domain extensions, there is no certainty that we will ultimately be successful, and even if we are successful in obtaining one or more of these new domain extensions, there is no guarantee that such extensions will be any more successful than the domain name extensions obtained by our competitors.

Competition in Network Intelligence and Availability Services: Several of our current and potential competitors have longer operating histories and/or significantly greater financial, technical, marketing and other resources than we do and therefore may be able to respond more quickly than we can to new or changing opportunities, technologies, standards and customer requirements. Many of these competitors also have broader and more established distribution channels that may be used to deliver competing products or services directly to customers through bundling or other means. If such competitors were to bundle competing products or services for their customers, we may experience difficulty establishing or increasing demand for our products and services or distributing our products successfully.

We face competition in the network intelligence and availability services industry from companies such as iSight Partners, Security Services X-Force Threat Analysis Service, Secunia ApS, SecureWorks, Inc., McAfee, Inc., Prolexic Technologies, Inc., AT&T Inc., Verizon Communications, Inc., Dyn, Inc.'s Dynect Platform, NeuStar Ultra Services, OpenDNS, BlueCat Networks, Inc., Infoblox Inc., Nominum, Inc. and Afilias Limited.

Our inability to react to changes in our industry and successfully introduce new products and services could harm our business.

The Internet and communications network services industries are characterized by rapid technological change and frequent new product and service announcements which require us continually to improve the performance, features and reliability of our services, particularly in response to competitive offerings. In order to remain competitive and retain our market share, we must continually improve our access technology and software, support the latest transmission technologies, and adapt our products and services to changing market conditions and customer preferences, or launch entirely new products and services in anticipation of market trends. We cannot assure you that we will be able to adapt to these challenges or respond successfully or in a cost effective way to adequately meet them. Our failure to do so would adversely affect our ability to compete and retain customers or market share.

Risks related to the sale of our Authentication Services business and the completion of our divestiture plan

Our suite of products and services is less diverse following the sale of our Authentication Services business.

We may not be able to achieve the full strategic and financial benefits we expected from the sale of our Authentication Services business. Following the sale of the Authentication Services business, our Registry Services business, which derives most of its revenues from registration fees for domain names, generates substantially all of our revenue. If there is a disruption in the Registry Services business, including any disruption from changes in the domain name industry, changes in or challenges to our agreements with ICANN, including any changes resulting from legal challenges to these agreements, from the Coalition for ICANN Transparency, Inc. ("CFIT") or otherwise, changes in customer preferences, a downturn in the economy or changes in technology related to the use of domain names, there may be a material adverse effect on our business and results of operations. In addition, a failure of either or both of the *.com* or *.net* Registry Agreements to renew on the same or similar terms when they expire in 2011 (*.net*) and 2012 (*.com*) could have a material adverse effect on our business.

We face risks related to the terms of the sale of the Authentication Services business.

Under the agreement reached with Symantec for the sale of our Authentication Services business (the "Symantec Agreement"), we agreed to several terms that may pose risks to us, including the potential for confusion by the public with respect to Symantec's right to use certain of our trademarks, brand and website, as well as the risk that current or potential investors in the Company or customers may incorrectly attribute to Verisign problems with Symantec products or services that are currently operated under the Verisign brand pursuant to licensing agreements with Symantec. This may have a negative impact on our reputation, our brand and the market for our products and services. We are at risk that we will be unable to register, build equity in, or enforce the new logo for the Company. In addition, we may determine that certain assets transferred to Symantec could have been useful in our Naming Services businesses or in other future endeavors, requiring us to forego future opportunities or design or purchase alternatives which could be costly and less effective than the transferred assets.

Under the terms of the Symantec Agreement, we have licensed rights to certain of our websites and domain name registrations to Symantec. We are at risk that our customers will go to the licensed websites and be unable to locate our NIA Services. In addition, we will continue to maintain the registration rights for the domain names licensed to Symantec for which Symantec has sole control over the content, and we may be subject to claims of infringement if Symantec posts content that is alleged to infringe the rights of a third party. We may also face expenditures to procure registration rights to other domain names for our Naming Services, many of which may be owned by third parties.

We are at risk of increased levels of employee attrition following the sale of our Authentication Services business.

Although we believe that we have retained sufficient senior management and other employees to perform various functions at the Company, we are at risk of experiencing increased levels of employee attrition from employees scheduled to be transitioned out of the Company now that the sale of the Authentication Services business has closed, and we may encounter difficulty recruiting and hiring competent personnel to replace any key personnel who voluntarily terminate their employment with us. If we are unable to replace employees quickly, we may be forced to hire temporary labor for assistance in the short term at higher rates than the salaried employees. In addition, it may take new personnel a significant period of time to understand and become familiar with Company processes. The failure to replace our departing personnel, if any, in a timely manner could result in our inability to perform various important functions, including completing our SEC filings, and could impair our ability to execute our business strategy, which could have a material adverse effect on our business.

We are transitioning key corporate functions from our California office to our Virginia office.

We may encounter difficulties and face risks as we transition key corporate functions from our Mountain View, California office to our Dulles, Virginia office, including our ability to timely complete our financial reporting, the impact on key corporate support functions, and our ability to attract and retain qualified employees. In addition, the large number of personnel displacements could impair employee morale and create a distraction for employees, which could harm our business.

We continue to be responsible for certain liabilities and transition services following the divestiture of certain businesses.

Under the agreements reached with the buyers of certain divested businesses, including the Authentication Services business, we remain liable for certain liabilities related to the divested businesses. In addition, we have entered into, and may in the future amend or extend, transition services agreements with buyers in connection with the divestiture of certain businesses, including the Authentication Services business. These transition services may be required for a longer period of time than anticipated by management. In addition, we have agreed to perform certain transition services for a fixed price or for fixed hourly rates, but our actual costs to provide such services may exceed the fees buyers are contractually obligated to pay us under the relevant transition services agreements. The scope and magnitude of the transition services we have agreed to provide in connection with the sale of the Authentication Services business are greater than those provided under our divestiture plan, and we may face challenges performing such transition services, including that the focus of employees and resources supporting the transition services may impact their ability to support our existing businesses.

There is a possibility that we will incur unanticipated costs and expenses associated with management of liabilities relating to the businesses we have divested, including requests for indemnification by the buyers of the divested businesses. These liabilities could potentially relate to (i) breaches of contractual representations and warranties we gave to the buyers of the divested businesses, or (ii) certain liabilities relating to the divested businesses which we retained under the agreements reached with the buyers of the divested businesses. Such liabilities could include certain litigation matters, including actions brought by third parties. Where responsibility for such liabilities is to be contractually allocated to the buyer or shared with the buyer or another party, it is possible that the buyer or the other party may be in default for payments for which they are responsible, obligating us to pay amounts in excess of our agreed-upon share of those obligations.

Following the divestiture of certain businesses, our ability to compete in certain market sectors is restricted.

Under the agreements reached with buyers for certain businesses we divested, including the Authentication Services business, we are restricted from competing, either directly or indirectly, with those businesses or from entering certain market sectors for a defined period of time pursuant to negotiated non-compete arrangements.

Risks related to our securities

We have a considerable number of common shares subject to future issuance.

As of December 31, 2010, we had one billion authorized common shares, of which 172.7 million shares were outstanding. In addition, of our authorized common shares, 23.5 million common shares were reserved for issuance pursuant to outstanding employee stock option and employee stock purchase plans ("Equity Plans"), and 36.4 million shares were reserved for issuance upon conversion of the 3.25% junior subordinated convertible debentures due 2037 (the "Convertible Debentures"). As a result, we keep substantial amounts of our common stock available for issuance upon exercise or settlement of equity awards outstanding under our Equity Plans and/or the conversion of Convertible Debentures into our common stock. Issuance of all or a large portion of such shares would be dilutive to existing security holders, could adversely affect the prevailing market price of our common stock and could impair our ability to raise additional capital through the sale of equity securities.

We may not have the ability to repurchase the Convertible Debentures in cash upon the occurrence of a fundamental change, or to pay cash upon the conversion of Convertible Debentures, as required by the indenture governing the Convertible Debentures.

As a result of the sale of the Convertible Debentures, we have a substantial amount of long term debt outstanding. Holders of our outstanding Convertible Debentures will have the right to require us to repurchase the Convertible Debentures upon the occurrence of a fundamental change as defined in the Indenture dated as of August 20, 2007 (the "Indenture") between the Company and U.S. Bank National Association, as Trustee. Although we currently intend to settle the principal amount of the Convertible Debentures in cash as required under the Indenture, we may not have sufficient funds to repurchase the Convertible Debentures in cash or have the ability to arrange necessary financing on acceptable terms or at all. In addition, upon conversion of the Convertible Debentures, we will be required to make cash payments to the holders of the Convertible Debentures equal to the lesser of the principal amount of the Convertible Debentures being converted and the conversion value (as defined in the Indenture) of those debentures. Such payments could be significant, and we may not have sufficient funds to make them at such time. Our maintenance of substantial levels of debt could also adversely affect our ability to take advantage of corporate opportunities.

A fundamental change may also constitute an event of default or prepayment under, or result in the acceleration of the maturity of, our then-existing indebtedness. Our ability to repurchase the Convertible Debentures in cash or make any other required payments may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase the Convertible Debentures or pay cash in respect of conversions when required would result in an event of default with respect to the Convertible Debentures.

While we currently have the intent and ability to settle the principal in cash, if we conclude that we no longer have the ability, in the future, we will be required to change our accounting policy for earnings per share from the treasury stock method to the if-converted method.

There may be potential new accounting pronouncements or regulatory rulings which may have an impact on our future financial position and results of operations.

New accounting pronouncements could, when adopted, require us to implement different accounting methods which could have a material adverse impact on future or past results of operations, which could in turn materially adversely affect the trading price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Dulles, Virginia. We have administrative, sales, marketing, research and development and operations facilities located in the U.S., Brazil, Europe, Asia, and Australia. As of

December 31, 2010, we owned approximately 233,000 square feet of space, which includes facilities in Dulles, Virginia and New Castle, Delaware. As of December 31, 2010, we leased approximately 463,000 square feet of space, primarily in the U.S. and to a lesser extent, in Europe and Asia Pacific. These facilities are under lease agreements that expire at various dates through 2017.

In 2010, we sold our owned space in Mountain View, California as part of the sale of the Authentication Services business. The remaining Corporate and Naming Services groups at the owned space were relocated to a new leased facility in Mountain View, California.

We believe that our existing facilities are well maintained and in good operating condition, and are sufficient for our needs for the foreseeable future. The following table lists our major locations and primary use for continuing operations as of December 31, 2010:

Major Locations	Approximate Square Footage	Use
United States:		
Dulles, Virginia	237,000	Corporate Headquarters; and Naming Services
New Castle, Delaware	105,000	Naming Services
Mountain View, California	47,000	Naming Services; and Corporate Services
Europe/Middle East/Africa:		
Geneva, Switzerland	17,000	Corporate Services
Fribourg, Switzerland	8,000	Naming Services; and Corporate Services
Asia Pacific:		
Bangalore, India	31,000	Naming Services; and Corporate Services

As of December 31, 2010, on a worldwide basis, we had an aggregate of approximately 108,000 square feet that was vacant and in restructuring, which is not included in the table above. In addition, as of December 31, 2010, approximately 115,000 square feet is being subleased to third parties, which is not included in the table above.

Further, in September 2010, we entered into a lease agreement for an office building containing approximately 221,000 square feet, in Reston, Virginia, to be used as our Corporate Headquarters. The lease is expected to commence in July 2011 commensurate with taking control of the premises and will expire in 2026. We entered into this lease with the intent to exercise an early termination option to exit our existing leased facilities in Dulles, Virginia.

ITEM 3. LEGAL PROCEEDINGS

On May 31, 2007, plaintiffs Karen Herbert, et al., on behalf of themselves and a nationwide class of consumers ("*Herbert*"), filed a complaint against Verisign, m-Qube, Inc., and other defendants alleging that defendants collectively operated an illegal lottery under the laws of multiple states by allowing viewers of the NBC television show "Deal or No Deal" to incur premium text message charges in order to participate in an interactive television promotion called "Lucky Case Game." The lawsuit is pending in the U.S. District Court for the Central District of California, Western Division. On June 5, 2007, plaintiffs Cheryl Bentley, et al., on behalf of themselves and a nationwide class of consumers ("*Bentley*"), filed a complaint against Verisign, m-Qube, Inc., and other defendants alleging that defendants collectively operated an illegal lottery under the laws of multiple states by allowing viewers of the NBC television show "The Apprentice" to incur premium text message charges in order to participate in an interactive television promotion called "Get Rich With Trump." The defendants' motion to dismiss the *Herbert* matter was denied by the district court on December 3, 2007 and that ruling was appealed. On July 8, 2010, the Court of Appeals for the Ninth Circuit dismissed the appeal for lack of jurisdiction and remanded the case to the district court. The *Bentley* and *Herbert* cases, although not consolidated, are proceeding on a coordinated basis before the same judge in the District Court. Certain defendants have asserted indemnity claims against Verisign in connection with these matters.

Verisign has been named as a defendant in litigation brought by the plaintiff CFIT asserting claims, among others, under Sections 1 and 2 of the Sherman Antitrust Act (the "Sherman Act") in connection with the *.com* and *.net* Registry Agreements. Following the dismissal with prejudice of CFIT's second amended complaint by the United Stated District Court for the Northern District of California on May 14, 2007, and CFIT's appeal to the U.S. Court of Appeals for the Ninth Circuit, the case was remanded to the U.S. District Court for the Northern District of California by an Order and Amended Opinion issued on July 9, 2010. Upon remand, the District Court scheduled a trial to begin December 5, 2011, a summary judgment hearing on threshold issues, including standing, the role of the U.S. government and ICANN, immunity, as well as CFIT's right to a jury trial, for March 2011and a final summary judgment hearing for October 2011. On December 16, 2010, the District Court granted CFIT's unopposed motion for leave to file a third amended complaint. The third amended complaint contained new allegations regarding the *.net* Registry Agreement, sought disgorgement of profits, eliminated all claims for damages and removed all claims regarding the alleged expiring names registration services market. Verisign filed a motion to dismiss CFIT's third amended complaint on December 30, 2010. A hearing on Verisign's motion to dismiss was held on February 4, 2011, whereupon the District Court took the matter under advisement. On February 11, 2011, the District Court issued an order granting Verisign's motion to dismiss CFIT's third amended complaint (the "Order"). The Order dismisses the complaint in its entirety, with leave, in part, to amend the complaint again. First, the Order dismisses the complaint in its entirety on the grounds that the third amended complaint failed to identify members of CFIT or their continuous standing to assert the claims in the complaint against Verisign. The Order grants CFIT leave to amend the complaint to the extent CFIT can sufficiently allege standing from the commencement of the action. Second, the Order dismisses the claims concerning the *.net* Registry Agreement on the grounds that CFIT's allegations are too conclusory to plausibly state a claim for relief. The Order grants CFIT leave to amend its claims concerning the *.net* Registry Agreement to the extent it can allege specific facts sufficient to state a claim for relief. Third, the Order dismisses without leave to amend CFIT's claim for disgorgement of domain name registration fees CFIT alleges were improperly collected. Finally, the Order denies CFIT's request for a jury trial. Thus, any claims in the case should be tried to the District Court rather than a jury.

Indemnifications

In connection with the sale of the Authentication Services business to Symantec, the Company has agreed to indemnify Symantec for certain potential legal claims arising from the operation of the Authentication Services business for a period of sixty months after the closing of the sale transaction. The Company's indemnification obligations in this regard are triggered only when indemnifiable claims exceed in the aggregate $4 million. Thereafter, the Company is obligated to indemnify Symantec for 50% of all indemnifiable claims. The Company's maximum indemnification obligation with respect to these claims is capped at $125 million.

While certain matters to which the Company is a party specify the damages claimed, such claims may not represent reasonably possible losses. Given the inherent uncertainties of the litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of possible loss or range of loss, if any, be reasonably estimated, except in circumstances where an aggregate litigation accrual has been recorded for probable and reasonably estimable loss contingencies. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company does not believe that any such matter currently being reviewed will have a material adverse effect on its financial condition or results of operations.

Verisign is involved in various other investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in its opinion will have a material effect on its business. The Company cannot assure you that it will prevail in any litigation. Regardless of the outcome, any litigation may require the Company to incur significant litigation expense and may result in significant diversion of management attention.

ITEM 4. Removed and Reserved.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth information regarding our executive officers as of February 24, 2011:

Name	Age	Position
D. James Bidzos	55	Executive Chairman
Mark D. McLaughlin	45	President and Chief Executive Officer
Brian G. Robins	41	Executive Vice President and Chief Financial Officer
Richard H. Goshorn	54	Senior Vice President, General Counsel and Secretary
Patrick S. Kane	48	Senior Vice President and General Manager, Naming Services

D. James Bidzos has served as Executive Chairman since August 2009. He served as Executive Chairman and Chief Executive Officer on an interim basis from June 2008 to August 2009 and served as President from June 2008 to January 2009. He served as Chairman of the Board since August 2007 and from April 1995 to December 2001. He served as Vice Chairman of the Board from December 2001 to August 2007. Mr. Bidzos served as a director of VeriSign Japan from March 2008 to August 2010 and served as Representative Director of VeriSign Japan from March 2008 to September 2008. Mr. Bidzos served as Vice Chairman of RSA Security Inc., an Internet identity and access management solution provider, from March 1999 to May 2002, and Executive Vice President from July 1996 to February 1999. Prior thereto, he served as President and Chief Executive Officer of RSA Data Security, Inc. from 1986 to February 1999.

Mark D. McLaughlin has served as President and Chief Executive Officer and as a director since August 2009. He served as President and Chief Operating Officer from January 2009 to August 2009. From November 2008 to January 2009, Mr. McLaughlin provided consulting services to the Company. From January 2007 through November 2007, he served as the Company's Executive Vice President, Products and Marketing. From May 2006 to January 2007, he served as Executive Vice President and General Manager, Information Services. From December 2004 to May 2006, he served as Senior Vice President and General Manager, Information Services and from November 2003 through December 2004, Mr. McLaughlin was Senior Vice President and Deputy General Manager of Information Services. From 2002 to 2003, he served as Vice President, Corporate Business Development, and from 2000 to 2001 he was Vice President, General Manager of Verisign Payment Services. Prior to joining the Company, Mr. McLaughlin was the Vice President, Sales and Business Development, of Signio Inc., an Internet payment company acquired by the Company in February 2000. Mr. McLaughlin holds a B.S. degree from the U.S. Military Academy at West Point and a J.D. degree from Seattle University.

Brian G. Robins has served as Executive Vice President and Chief Financial Officer since August 2009. He served as acting Chief Financial Officer from April 2008 to August 2009 and served as Senior Vice President, Finance, from August 2007 to August 2009. From January 2007 to August 2007, Mr. Robins was Vice President, Finance. Prior to joining Verisign in January 2007, Mr. Robins was employed by NeuStar Inc., a provider of clearinghouse services for communication service providers and enterprises, in a number of capacities since 2001, including as Vice President of Finance and Treasurer. Mr. Robins served as a director of VeriSign Japan from March 2009 to August 2010. Mr. Robins holds a B.A degree in Finance from Lipscomb University and an M.B.A. degree from Vanderbilt University.

Richard H. Goshorn has served as Senior Vice President, General Counsel and Secretary since June 2007. From October 2004 to May 2007, he served as General Counsel for Akin Gump Strauss Hauer & Feld, LLP, an international law firm. From 2002 to 2003, Mr. Goshorn was Corporate Vice President, General Counsel and Secretary of Acterna Corporation Inc., a public communications test equipment company. From 1991 to 2001 he held a variety of senior executive legal positions with London-based Cable and Wireless PLC, a telecommunications company, including the position of Senior Vice President and General Counsel, Cable &

Wireless Global. Mr. Goshorn holds a B.A. degree in Economics from the College of Wooster and a J.D. degree from Duke University School of Law.

Patrick S. Kane has served as Senior Vice President and General Manager, Naming Services, since January 2011. From October 2007 to December 2010, he served as Vice President and Assistant General Manager, Naming Services and from November 1999 to October 2007 he served as Director, Senior Product and Program Manager. Prior to joining Verisign, he served in many capacities with American Management Systems and Electronic Data Systems, where he began his career as a Systems Engineer. Mr. Kane holds a B.S. degree in Architectural Engineering from University of Texas at Austin.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

Our common stock is traded on the NASDAQ Global Select Market under the symbol "VRSN." The following table sets forth, for the periods indicated, the high and low sales prices per share for our common stock as reported by the NASDAQ Global Select Market:

	Price Range	
	High	Low
Year ending December 31, 2011:		
First Quarter (through Feb, 22, 2011)	$37.57	$31.97
Year ended December 31, 2010:		
Fourth Quarter	$37.18	$31.40
Third Quarter	32.17	25.73
Second Quarter	29.79	24.59
First Quarter	$27.18	$21.21
Year ended December 31, 2009:		
Fourth Quarter	$24.99	$21.28
Third Quarter	23.95	17.59
Second Quarter	24.88	17.54
First Quarter	$21.65	$16.89

On February 18, 2011, there were 765 holders of record of our common stock, although we believe there are approximately 89,000 beneficial owners since many brokers and other institutions hold our stock on behalf of stockholders. On February 22, 2011, the reported last sale price of our common stock was $35.10 per share as reported by the NASDAQ Global Select Market.

The market price of our common stock has been and is likely to continue to be highly volatile and significantly affected by factors such as:

- general market and economic conditions and market conditions affecting technology and Internet stocks generally;
- announcements of technological innovations, acquisitions or investments by us or our competitors;
- developments in Internet governance; and
- industry conditions and trends.

The market price of our common stock also has been and is likely to continue to be significantly affected by expectations of analysts and investors. Reports and statements of analysts do not necessarily reflect our views. To the extent we have met or exceeded analyst or investor expectations in the past does not necessarily mean that we will be able to do so in the future. In the past, securities class action lawsuits have often followed periods of volatility in the market price of a particular company's securities. This type of litigation could result in substantial costs and a diversion of our management's attention and resources.

On December 9, 2010, our Board declared a special cash dividend of $3.00 per share of our outstanding common stock totaling $518.2 million that was paid on December 28, 2010 to stockholders of record at the close of business on December 20, 2010. Other than this one-time cash dividend, we have never declared or paid any cash dividends on our common stock or other securities.

We intend to continue to invest in the future growth of our business, and also continue to evaluate various means to return approximately $650 million to our common stockholders in 2011 and minimize dilution from stock issuances. Information regarding our equity compensation plans may be found in Part III, Items 11 and 12, of this Form 10-K.

Share Repurchases

On July 27, 2010, the Board authorized the repurchase of up to approximately $1.1 billion of our common stock, in addition to the $393.6 million of our common stock remaining available for repurchase under the previous 2008 Share Buyback Program, for a total repurchase of up to $1.5 billion of our common stock (collectively, the "2010 Share Buyback Program"). The 2010 Share Buyback Program has no expiration date. Purchases made under the 2010 Share Buyback Program could be effected through open market transactions, block purchases, accelerated share repurchase agreements or other negotiated transactions.

The following table presents the stock repurchase activity during the three months ended December 31, 2010:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (2)
October 1 – 31, 2010	—	$ —	—	$1,380.2 million
November 1 – 30, 2010	419,134	33.99	419,134	1,365.9 million
December 1 – 31, 2010	—	$ —	—	1,365.9 million
	419,134		419,134	

(1) Represents shares repurchased under the 2010 Share Buyback Program.

(2) Represents the remaining amount available for further share repurchases under the 2010 Share Buyback Program as of the end of the relevant month.

Performance Graph

The information contained in the Performance Graph shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

The following graph compares the cumulative total stockholder return on our common stock, the Standard and Poors ("S&P") 500 Index, and the S&P 500 Information Technology Index. The graph assumes that $100 was invested in our common stock, the S&P 500 Index and the S&P 500 Information Technology Index on December 31, 2005, and calculates the return annually through December 31, 2010. The stock price performance on the following graph is not necessarily indicative of future stock price performance.


Total Return Analysis Indexed
2005 - 2010
180
160
140
120
100
80
60
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
VeriSign, Inc.
S&P 500 INDEX
S&P 500 INFORMATION TECHNOLOGY INDEX

	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
VeriSign, Inc	$100	$109	$170	$87	$110	$162
S&P 500 Index	$100	$115	$121	$77	$ 98	$113
S&P 500 Information Technology Index	$100	$107	$124	$71	$117	$128

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected financial data as of and for the last five fiscal years. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K, to fully understand factors that may affect the comparability of the information presented below.

We have reclassified the selected financial data for all periods presented to reflect our discontinued operations as described in Note 4, "Discontinued Operations," of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

Selected Consolidated Statements of Operations Data: (in millions, except per share data)

	Year Ended December 31,				
	2010 (2)	2009 (3)	2008 (4)	2007 (5)	2006 (6)
Continuing Operations:					
Revenues	$ 681	$ 616	$ 559	$ 494	$ 654
Operating income (loss)	$ 232	$ 160	$ (26)	$ (408)	$(120)
Income (loss) attributable to Verisign stockholders	$ 70	$ 92	$ 32	$ (245)	$ 259
Income (loss) per share attributable to Verisign stockholders:					
Basic	$0.39	$0.48	$ 0.16	$ (1.03)	$1.06
Diluted	$0.39	$0.48	$ 0.16	$ (1.03)	$1.05
Discontinued Operations:					
Revenues	$ 249	$ 640	$ 997	$1,008	$ 915
Operating income (loss)	$ 64	$ 216	$ (405)	$ 180	$ 209
Income (loss) attributable to Verisign stockholders	$ 761	$ 154	$ (406)	$ 95	$ 124
Income (loss) per share attributable to Verisign stockholders:					
Basic	$4.29	$0.80	$(2.06)	$ 0.40	$0.51
Diluted	$4.25	$0.80	$(2.03)	$ 0.40	$0.50
Consolidated Total:					
Net income (loss) attributable to Verisign stockholders	$ 831	$ 246	$ (374)	$ (150)	$ 383
Net income (loss) per share attributable to Verisign stockholders:					
Basic	$4.68	$1.28	$(1.90)	$ (0.63)	$1.57
Diluted	$4.64	$1.28	$(1.87)	$ (0.63)	$1.55
Cash dividend declared per share (1)	$3.00	$—	$ —	$ —	$ —

(1) In December 2010, we declared and paid a special dividend of $3.00 per share of our common stock totaling $518.2 million.

(2) Operating income from continuing operations for 2010 is reduced by $16.9 million in restructuring charges related to the divestiture of the Authentication Services business. Income from continuing operations attributable to Verisign stockholders for 2010 is reduced by $109.1 million in contingent interest paid to holders of our Convertible Debentures, as a result of the special dividend to stockholders. Income from discontinued operations attributable to Verisign stockholders for 2010 includes a $726.2 million gain, net of tax of $254.3 million, upon the divestiture of our Authentication Services business.

(3) Operating income from continuing operations for 2009 is reduced by a $9.7 million impairment charge related to our *.name* gTLD and $5.4 million in restructuring charges related to the divestiture of businesses in 2009 and 2008. Income from discontinued operations attributable to Verisign stockholders for 2009 includes $36.0 million in net gain upon divestiture and wind-down of businesses.

(4) Operating loss from continuing operations for 2008 includes $29.4 million in restructuring charges related to the divestiture of businesses in 2008, and a loss of $79.1 million on the sale of a portion of our Mountain View facilities. Income from continuing operations attributable to Verisign stockholders for 2008 includes gain on sale of $77.8 million, upon the divestiture of our remaining 49% ownership interest in the Jamba joint ventures. Operating loss from discontinued operations for 2008 includes $41.0 million in restructuring charges, a goodwill impairment charge of $77.6 million for our VeriSign Japan reporting unit and a goodwill impairment charge of $45.8 million related to our Post-pay reporting unit. Loss from discontinued operations attributable to Verisign stockholders for 2008 includes $433.3 million in held-for-sale impairments and net losses upon divestiture and wind-down of businesses.

(5) Operating loss from continuing operations for 2007 is reduced by impairment charges of $197.8 million of goodwill and other intangible assets. Loss from continuing operations attributable to Verisign stockholders for 2007 was offset by a $68.2 million gain recognized

upon the divestiture of our majority ownership interest in the Jamba! business. Operating income from discontinued operations for 2007 is reduced by impairment charges of $51.8 million for other intangible assets.

(6) Income from continuing operations attributable to Verisign stockholders for 2006 includes $349.8 million in income tax benefits that resulted from the release of our valuation allowance of $236.4 million from our deferred tax assets and the recognition of a non-recurring benefit of $113.4 million due to a favorable ruling received in the second quarter of 2006 relating to a capital loss generated in 2003.

Consolidated Balance Sheet Data: (in millions)

	As of December 31,				
	2010	2009	2008	2007	2006
Cash, cash equivalents and marketable securities (1) (2)	$2,061	$1,477	$ 789	$1,377	$ 677
Total assets	$2,444	$2,470	$2,367	$3,795	$3,985
Deferred revenues (1)	$ 663	$ 888	$ 845	$ 774	$ 637
Convertible debentures, including contingent interest derivative	$ 582	$ 574	$ 569	$ 567	$ —
Stockholders' equity	$ 676	$ 599	$ 518	$1,969	$2,403

(1) Excludes assets and liabilities classified as held for sale as reported at each Balance Sheet date, if applicable.

(2) We did not have any significant marketable securities as of December 31, 2009, 2008 and 2007.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

This Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements involve risks and uncertainties, including, among other things, statements regarding our anticipated costs and expenses and revenue mix. Forward-looking statements include, among others, those statements including the words "expects," "anticipates," "intends," "believes" and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section titled "Risk Factors" in Part I, Item 1A of this Form 10-K. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this Form 10-K. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

Overview

We are a provider of Internet infrastructure services. By leveraging our global infrastructure, we provide network confidence and availability for mission-critical Internet services, such as domain name registry services and infrastructure assurance services. Our service capabilities enable domain name registration through our registrar partners and provide network availability for registrars and Internet users alike.

As a result of the sale of the Authentication Services business, included in the former Internet, Infrastructure and Identity Services segment, ceasing operations of the CPS business and the divestiture of legacy products and services, comprising the former Other Services segment, our only reportable segment is now Naming Services, which consists of Registry Services and NIA Services.

Registry Services operates the authoritative directory of all *.com*, *.net*, *.cc*, *.tv*, and *.name* domain names and the back-end systems for all *.jobs* and *.edu* domain names. As of December 31, 2010, we had approximately 105.2 million domain names registered under the *.com* and *.net* registries, our principal registries. The number of domain names registered is largely driven by Internet usage and broadband penetration rates, as well as advertising and marketing activities carried out by us and third-party registrars. Although growth in absolute number of registrations remains greatest in mature markets such as the U.S., growth on an annual percentage basis is expected to be greatest in markets outside of the U.S. over the long-term.

NIA Services provides infrastructure assurance to organizations and is comprised of Verisign iDefense Security Intelligence Services, Managed Domain Name System Services, and Distributed Denial of Service mitigation. Revenues from NIA Services are not significant.

2010 Business Highlights and Trends

- We recorded revenues of $680.6 million, an increase of 10%, as compared to 2009. The increase was primarily due to a 9% year-over-year increase in active domain names ending in *.com* and *.net* and fee increases in our *.com* and *.net* registry fees in October 2008 and July 2010.
- We recorded operating income of $232.3 million, an increase of 45% as compared to 2009, primarily due to an increase in revenues.
- In December 2010, we declared and paid a special dividend of $3.00 per share of our common stock totaling $518.2 million. As a result of the dividend, we also paid $109.1 million in contingent interest to holders of our Convertible Debentures.

- In November 2010, we ceased the operations of our CPS business as well as completed our non-core business divestiture program commenced in late 2007.
- On August 9, 2010, we sold our Authentication Services business to Symantec for cash consideration of approximately $1.14 billion, net of cash held by transferred subsidiaries of $127.5 million and transaction costs of $10.8 million. We recorded a gain on sale of $726.2 million, net of tax of $254.3 million.
- On July 27, 2010, the Board authorized the repurchase of up to approximately $1.1 billion of our common stock, in addition to the $393.6 million of our common stock remaining available for repurchase under the previous 2008 Share Buyback Program, for a total repurchase of up to $1.5 billion of our common stock (collectively, the "2010 Share Buyback Program"). We repurchased 15.7 million shares of our common stock for an aggregate cost of $437.7 million in 2010.
- In 2010, we received $25.2 million from The Reserve Primary Fund and The Reserve International Liquidity Fund, Ltd (collectively "Funds held by The Reserve"). We realized a $4.3 million gain due to distributions received in excess of book value.
- In 2010, we purchased marketable securities of $787.7 million and sold marketable securities of $284.6 million.
- We generated cash flows from operating activities of $215.2 million, a decrease of 46% as compared to 2009. The decrease was primarily due to the payment of contingent interest related to the Convertible Debentures and higher income taxes payable, primarily upon the gain resulting from the sale of the Authentication Services business, before consideration of carried forward excess tax benefits from exercises of stock options and other employee stock purchases.

Divestiture Transactions

During the fourth quarter of 2007, we announced a change to our business strategy to allow management to focus its attention on our core competencies and to make additional resources available to invest in our core businesses. The strategy called for the divestiture or winding-down of our non-core businesses. The divestiture strategy is now complete with the wind-down of our CPS business.

The following presents a summary of our divested and wound-down businesses during the years ended December 31, 2010, 2009 and 2008. Current and historical results of operations of the divested and wound-down businesses have been classified as discontinued operations, unless otherwise noted.

Completed in 2010

On August 9, 2010, we sold our Authentication Services business, including outstanding shares of capital stock of VeriSign Japan and trademarks and certain intellectual property used in the Authentication Services business (including our checkmark logo and the Geotrust and thawte brand names), to Symantec for cash consideration of approximately $1.14 billion, net of cash held by transferred subsidiaries of $127.5 million and transaction costs of $10.8 million. Also included with the sale of the Authentication Services business were real and personal property owned by us at our Mountain View facility and other locations. We recorded a gain on sale of $726.2 million, net of tax of $254.3 million.

In November 2010, we ceased the operations of our CPS business.

Completed in 2009

During 2009, we completed the divestiture and ceased the operations of the following businesses, for aggregate net cash consideration of $465.6 million. For these divestitures we recorded an aggregate net gain on sale of $39.4 million in 2009 and aggregate estimated losses on assets held for sale of $403.5 million in 2008.

- We sold our MDG Services business which offered solutions to manage the complex operator interfaces, relationships, distribution, reporting and customer service for the delivery of premium mobile content to customers for net cash consideration of $19.4 million.
- We ceased the operations of our Pre-pay Services business which licensed and managed solutions for prepay billing customers to deliver rating and billing services.
- We sold our MMM Services business which consisted of the InterCarrier Messaging, PictureMail, Premium Messaging Gateway, and Mobile Enterprise Service offerings for net cash consideration of $171.8 million.
- We sold our GSC business which helped companies understand corporate security requirements, comply with all applicable regulations, identify security vulnerabilities, reduce risk, and meet the security compliance requirements applicable to the particular business and industry for net cash consideration of $4.9 million.
- We sold our MSS business which enabled enterprises to effectively monitor and manage their network security infrastructure 24 hours per day, every day of the year, while reducing the associated time, expense, and personnel commitments by relying on the MSS business' security platform and experienced security staff for net cash consideration of $40.0 million.
- We sold our RTP Services business which allowed organizations to obtain access to and organize large amounts of constantly updated content, and distribute it, in real time, to enterprises, Web-portal developers, application developers and consumers for net cash consideration of $1.8 million.
- We sold our Communications Services business which provided Billing and Commerce Services, Connectivity and Interoperability Services, and Intelligent Database Services for net cash consideration of $227.6 million.
- We sold our International Clearing business which enabled financial settlement and call data settlement for wireless and wireline carriers for net cash consideration of $0.1 million.

Completed in 2008

During 2008, we completed the divestiture of the following businesses, for aggregate net cash consideration of $301.8 million. For these divestitures we recorded an aggregate gain on sale of $80.5 million in continuing operations and an aggregate net loss on sale of $21.8 million in discontinued operations in 2008.

- We sold our EMM business, which offered mobile application services that included interactive messaging applications, content portal services, and messaging gateway services for net cash consideration of $7.8 million.
- We sold our Post-pay business, which enabled advanced billing and customer care services to wireless telecommunications carriers for net cash consideration of $28.3 million.
- We sold our Communications Consulting business, which offered a full range of strategy and technology consulting, business planning, sourcing, and implementation services to help telecommunications operators and equipment manufacturers drive profitable new business and technology strategies for net cash consideration of $0.7 million.
- We sold our DBMS business, which offered a range of corporate domain name and brand protection services that help enterprises, legal professionals, information technology professionals and brand marketers monitor, protect and build digital brand equity for net cash consideration of $50.4 million.

- We sold our CDN business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale for net cash consideration of $1.0 million. We retained an equity ownership in the CDN business and have accounted for our investment in the CDN business as an equity method investment with a carrying value of zero. As a result of our continuing involvement in the CDN business, the historical results of operations of the CDN business have not been classified as discontinued operations. The historical results of operations of CDN are identified as in continuing operations.
- We sold our SC&A business, which provided on-line analysis applications for mobile communications customers and on-line customer self-service with a single view of billing across multiple systems for net cash consideration of $14.2 million.
- We sold the remaining 49% ownership interest in the Jamba joint ventures for net cash consideration of $199.4 million. The historical results of operations of the Jamba joint ventures are classified as continuing operations.

Subsequent Events

Between February 1, 2011 and February 23, 2011, we repurchased approximately 0.6 million shares of our common stock at an average stock price of $34.87 per share for an aggregate cost of $22.4 million under the 2010 Share Buyback Program. As a result, approximately $1.3 billion is available for repurchase of our common stock under the 2010 Share Buyback Program.

Critical Accounting Policies and Significant Management Estimates

The discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates those estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies have the most significant impact on our judgment and estimates used in preparing our consolidated financial statements:

Revenue recognition

We generate revenues by providing services over a period of time. Fees for these services are deferred and recognized as performance occurs. The majority of our revenue transactions contain standard business terms and conditions. However, at times, we enter into non-standard arrangements including multiple-element arrangements. As a result, judgments are used to evaluate (1) whether an arrangement exists, (2) how the arrangement consideration should be allocated among potential multiple elements; (3) when to recognize revenue on the deliverables; and (4) whether all elements of the arrangement have been delivered. Our revenue recognition policy also requires an assessment as to whether collection is reasonably assured, which requires us to evaluate the creditworthiness of our customers.

Valuation of goodwill and other long-lived assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Fair value determination of acquired net assets, especially intangible assets, requires us to make significant estimates, assumptions and judgment. These estimates are based upon a number of factors, including historical experience, market conditions and information obtained from the management of the acquired company. Critical estimates in valuing certain of the intangible assets include, but are not limited to, historical and projected customer retention rates, anticipated growth in revenue from the acquired customer and product base and the expected use of the acquired assets. These factors are also considered in determining the useful life of the acquired intangible assets.

Goodwill and other intangible assets acquired in a business combination that are determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually or between annual tests in the presence of impairment indicators such as: (a) a significant adverse change in legal factors or in the business climate; (b) an adverse action or assessment by a regulator; (c) unanticipated competition; (d) loss of key personnel; (e) a more-likely-than-not expectation of sale or disposal of a reporting unit or a significant portion thereof; (f) testing for recoverability of a significant asset group within a reporting unit; or (g) recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit. Judgment is required in determining the existence of these factors and their effect on any impairment determination.

The fair value of our reporting units is determined considering the income, the market or the transaction valuation approaches or a combination thereof. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows that the reporting unit is expected to generate over its remaining life. Under the market approach, the value of the reporting unit is based on an analysis that compares the value of the reporting unit to values of publicly traded companies in similar lines of business. The transaction approach is a valuation technique that estimates the fair value of the reporting unit based on market prices on actual transactions and asking prices for businesses currently available for sale.

The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. In estimating the fair value of our reporting units for the purposes of our annual or interim analyses, we make estimates and judgments about the future cash flows, operating trends, discount rates, control premiums, and other variables of these businesses. Although our cash flow forecasts are based on assumptions that are consistent with the plans and estimates we use to manage the underlying businesses, there is significant judgment in determining the cash flows attributable to these businesses over their estimated remaining useful lives. We also consider our market capitalization on the date we perform the analysis.

Given the significant excess of fair value over our reporting units' carrying value, the goodwill valuations were not overly sensitive to valuation methodologies or assumptions. Further, a hypothetical change of 10% in the fair value of our reporting units would not have resulted in goodwill impairments as of December 31, 2010.

Our other long-lived assets consist primarily of property and equipment and purchased intangible assets. We review other long-lived assets for impairment whenever events or changes in circumstances indicate that we will not be able to recover the asset's carrying amount. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or asset, a significant decrease in the benefits realized from the acquired business, difficulty and delays in integrating the business or a significant change in the operations of the acquired business or use of an asset.

Recoverability of other long-lived assets is measured by comparison of the carrying amount of an asset to estimated undiscounted cash flows of the group containing the asset. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value.

Restructuring charges

We have initiated restructuring plans including workforce reductions, involving employee severance benefits, and abandonment of excess facilities. Accounting for severance costs requires identifying whether the costs are associated with an ongoing arrangement or are considered a one-time benefit. Severance costs associated with an ongoing arrangement are recorded once the costs are determined to be both probable and estimable. Severance costs that are considered a one-time benefit are measured at fair value and are recognized upfront or over the future service period, depending on whether future service is required, if certain conditions are met, including i) management's commitment to a detailed plan of termination that identifies the number of employees, their job classifications or functions and their locations, and expected completion date; and ii) the plan has been communicated to the employees. Determining the appropriate accounting model to use and estimating the fair value and the future service period requires judgment and could differ materially from actual experience and would require us to change our estimates, as necessary, with cumulative catch-up adjustments in the period of change. Excess facilities restructuring charges take into account the fair value of the future lease obligations of the abandoned space, including the potential for sublease income. Estimating the amount of sublease income requires management to make estimates for the space that will be rented, the rate per square foot that might be received and the vacancy period of each property. These estimates could differ materially from actual amounts due to changes in the real estate markets in which the properties are located, such as the supply of office space and prevailing lease rates. Changing market conditions by location and considerable work with third-party leasing companies require us to periodically review each lease and change our estimates on a prospective basis, as necessary.

Fair value of financial instruments

Our Convertible Debentures have a contingent interest payment provision, that is identified as an embedded derivative, to be accounted for separately at fair value, and is marked to market at the end of each reporting period. We utilize a valuation model based on simulations of stock prices, interest rates, credit ratings and bond prices to estimate the value of the derivative. The significant inputs to the model include risk adjusted interest rates, volatility and average yield curve observations and stock price. Several significant inputs to the model are not observable and require management judgment.

Stock-based compensation

We use the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan shares which contain a service and/or performance condition. The determination of the fair value of stock-based awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a few complex and subjective variables, primarily, expected stock price volatility and expected term of the awards.

Expected volatility is based on a combination of historical volatility of our common stock over a period commensurate with the expected term of the options and the mean historical implied volatility from traded options. We estimate the expected term of options granted based on observed and expected time to post-vesting exercise and/or cancellations.

We are also required to estimate forfeitures at the time of grant for restricted stock units, stock options and employee stock purchase plan offerings and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

We use the Monte-Carlo simulation option-pricing model to determine the fair value of awards with market-conditions. The Monte-Carlo simulation option-pricing model takes into account the same input assumptions as the Black-Scholes model; however, it also further incorporates into the fair value determination the possibility that the market condition may not be satisfied.

If factors change and as a result we employ different assumptions for estimating stock-based compensation expense in future periods, the stock-based compensation expense we record for such future periods may differ significantly from what we have recorded in the current period and could materially affect our results of operations.

Litigation and contingencies

Accruals for loss contingencies are based on management's judgment as to the amount of loss to be incurred. An accrual can be recorded when the event causing the loss is probable and the amount can be reasonably estimated. These accruals are based largely on estimates that require significant judgment, which could differ from actual results, thereby requiring us to record additional accruals or reverse a portion of such accruals.

Income taxes

Accounting for income taxes requires significant judgments in the development of estimates used in income tax calculations. Such judgments include, but are not limited to, the likelihood we would realize the benefits of net operating loss carryforwards, domestic and/or foreign tax credit carryforwards, the adequacy of valuation allowances, and the rates used to measure transactions with foreign subsidiaries. To the extent recovery of deferred tax assets is not likely, we record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Our operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes payable are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from U.S. federal, state, and international tax audits. We only recognize or continue to only recognize tax positions that meet a "more likely than not" threshold. We adjust these amounts in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries because these earnings have been indefinitely reinvested and we do not plan to initiate any action that would precipitate the payment of income taxes thereon. We consider the following matters, among others, in evaluating our plans for indefinite reinvestment: the forecasts, budgets and financial requirements of the parent and subsidiaries for both the long and short term; the tax consequences of a decision to reinvest; and any U.S. and foreign government programs designed to influence remittances. If factors change and as a result we are unable to indefinitely reinvest the foreign earnings, the income tax expense and payments may differ significantly from the current period and could materially adversely affect our results of operations.

Results of Operations

The following table sets forth selected information regarding our results of operations as a percentage of revenues:

	Year Ended December 31,		
	2010	2009	2008
Revenues	100%	100%	100%
Costs and expenses			
Cost of revenues	23	27	29
Sales and marketing	12	12	15
Research and development	8	9	11
General and administrative	20	24	30
Restructuring, impairments and other charges, net	3	2	20
Total costs and expenses	66	74	105
Operating income (loss)	34	26	(5)
Interest expense	(23)	(8)	(8)
Non-operating income, net	3	2	17
Income from continuing operations before income taxes and loss from unconsolidated entities	14	20	4
Income tax (expense) benefit	(4)	(5)	2
Loss from unconsolidated entities, net of tax	—	—	(1)
Income from continuing operations, net of tax	10	15	5
Income (loss) from discontinued operations, net of tax	112	26	(75)
Net income (loss)	122	41	(70)
Less: Net (income) loss attributable to noncontrolling interest in subsidiary	—	(1)	3
Net income (loss) attributable to Verisign stockholders	122%	40%	(67%)

Revenues

Revenues related to our Registry Services are primarily derived from registrations for domain names in the *.com*, *.net*, *.cc*, *.tv*, *.name* and *.jobs* domain name registries. Revenues from *.cc*, *.tv*, *.name* and *.jobs* are not significant. For domain names registered with the *.com* and *.net* registries, we receive a fee from third-party registrars per annual registration that is fixed pursuant to our agreements with ICANN. Individual customers, called registrants, contract directly with third-party registrars or their resellers, and the third-party registrars in turn register the *.com*, *.net*, *.cc*, *.tv*, *.name* and *.jobs* domain names with Verisign. Changes in revenues are driven largely by increases in the number of new domain name registrations and the renewal rate for existing registrations, in each case as impacted by continued Internet growth, promotional marketing programs, marketing expenditure by third-party registrars, as well as fee increases as permitted under our agreements with ICANN. On July 1, 2010, we increased our *.com* domain name registration fees by 7% from $6.86 to $7.34. We have the contractual right to increase the fees for *.com* domain name registrations by up to 7% either in 2011 or in 2012 prior to the end of the current agreement with ICANN on November 30, 2012. On July 1, 2010, we increased our *.net* domain name registration fees by 10% from $4.23 to $4.65. We have the contractual right to increase the fees for *.net* domain name registrations by up to 10% in 2011 prior to the end of the current agreement with ICANN on June 30, 2011. We offer promotional marketing programs for our registrars based upon market conditions and the business environment in which the registrars operate. We are largely insulated from the risk posed by fluctuations in exchange rates due to the fact that all revenues paid to us for *.com* and *.net* registrations are in U.S. dollars. Revenues from NIA Services are not significant.

A comparison of revenues is presented below:

	2010	% Change	2009	% Change	2008
		(Dollars in thousands)			
Revenues	$680,578	10%	$615,947	10%	$558,896

The following table compares domain names ending in *.com* and *.net* managed by our Registry Services business:

	December 31, 2010	% Change	December 31, 2009	% Change	December 31, 2008
Active domain names ending in *.com* and *.net*	105.2 million	9%	96.7 million	7%	90.4 million

Our revenues increased by $64.6 million in 2010, as compared to 2009, primarily due to a 9% year-over-year increase in the number of domain names ending in *.com* and *.net* and increases in our *.com* and *.net* registry fees in October 2008 and July 2010 as per our agreements with ICANN, partially offset by a $7.6 million decrease in revenues because of a one-time project completed in 2009. Our revenues increased by $57.0 million in 2009, as compared to 2008, primarily due to a 7% year-over-year increase in the number of domain names ending in *.com* and *.net* and an increase in our *.com* and *.net* registry fees in October 2008, partially offset by $9.9 million decrease because of revenues in 2008 from legacy services which were divested in 2008.

The growth in the number of active domain names was primarily driven by continued Internet growth and new domain name promotional programs. We expect to see continued growth in the number of active domain names in 2011 as a result of further Internet growth. In addition, we expect to see continued growth internationally in both *.com* and *.net* domain name bases, especially in markets that we have targeted through our marketing programs. We expect revenues to increase in fiscal 2011 as compared to fiscal 2010 as a result of continued growth in the number of active domain names ending in *.com* and *.net* and implementation of the fee increase which became effective in July 2010 as domain names are up for renewal at the increased price.

New TLDs, including new IDN TLDs, ccTLDs and gTLDs, may be introduced by ICANN in 2011 and/or 2012. We cannot assess the impact, if any, the introduction of these new TLDs will have on our revenues and results of operations. See Item 1A. "Risk Factors—The business environment is highly competitive and, if we do not compete effectively, we may suffer price reductions, reduced gross margins and loss of market share," of this Form 10-K.

Geographic Revenues

We operate in the U.S.; Australia, China, India and other Asia Pacific countries ("APAC"); Europe, the Middle East and Africa ("EMEA"); and certain other countries including Canada and Latin American countries.

A comparison of our geographic revenues is presented below:

	2010	% Change	2009	% Change	2008
		(Dollars in thousands)			
U.S.	$419,315	7%	$393,522	9%	$360,361
APAC	103,494	19%	86,828	10%	79,085
EMEA	92,351	17%	79,081	10%	71,845
Other	65,418	16%	56,516	19%	47,605
Total revenues	$680,578		$615,947		$558,896

Revenues are generally attributed to the country of domicile and the respective regions in which our customers are located.

Revenues from each of the respective regions increased in 2010, as compared to 2009, primarily driven by an increase in the number of domain names ending in *.com* and *.net,* and an increase in our *.com* and *.net* registry fees in July 2010 and October 2008. 2009 U.S revenues include $7.6 million from a one-time project.

Revenues from each of the respective regions increased in 2009, as compared to 2008, primarily driven by an increase in the number of domain names ending in *.com* and *.net,* and an increase in our *.com* and *.net* registry fees in October 2008. 2009 and 2008 U.S. revenues include $7.6 million and $5.9 million, respectively, from a one-time project.

Mature markets such as the U.S., where broadband and e-commerce have seen strong market penetration, are expected to see decreasing incremental growth rates reflecting the maturing of the markets. We expect to see larger increases in certain international regions, resulting from greater broadband and Internet penetration and expanding e-commerce as electronic means of payments are increasingly adopted.

Cost of Revenues

Cost of revenues consist primarily of salaries and employee benefits expenses for our personnel that manage the operational systems, depreciation expenses, operational costs associated with the delivery of our services, fees paid to ICANN, customer support and training, consulting and development services, costs of facilities and computer equipment used in these activities, and allocations of indirect costs such as corporate overhead. All allocations of indirect costs are included in continuing operations.

A comparison of cost of revenues is presented below:

	2010	% Change	2009	% Change	2008
		(Dollars in thousands)			
Cost of revenues	$156,676	(6%)	$166,705	4%	$160,845

2010 compared to 2009: Cost of revenues decreased primarily due to decreases in allocated overhead expenses, expenses related to a one-time revenue project, occupancy expenses, contract and professional services expenses, and equipment and software expenses, partially offset by increases in salary and employee benefits expenses, depreciation expenses, telecommunication expenses and fees paid to ICANN. Allocated overhead expenses decreased by $14.2 million, primarily due to a decrease in allocable indirect costs and a decrease in proportional headcount within the cost of revenues function as a result of the divestitures in 2010 and 2009. Expenses related to a one-time revenue project that was completed in 2009 decreased by $4.5 million. Occupancy expenses decreased by $2.4 million, primarily due to the purchase in December 2009 of a previously leased facility, management cost-saving initiatives to reduce overall utility expenses, and the elimination of certain shared services utility expenses as a result of the sale of the Authentication Services business. Contract and professional services expenses decreased by $1.8 million, primarily due to a decrease in the need for such external services and the increase in internal resources. Equipment and software expenses decreased by $1.2 million, primarily due to a decrease in equipment and software maintenance contracts required to support the business as a result of the sale of the Authentication Services business and the purchase in 2010 of certain equipments that were previously leased. Salary and employee benefits expenses increased by $4.2 million, primarily due to an increase in average headcount. Depreciation expenses increased by $3.7 million, primarily due to an increase in capitalized hardware and software to support investments in our infrastructure and the purchase in 2009 of a previously leased facility. Telecommunication expenses increased by $3.3 million, primarily due to an increase in colocation expenses and additional circuits required to support the increase in our network infrastructure. Fees paid to ICANN increased by $3.0 million resulting from a fee increase in July 2009.

2009 compared to 2008: Cost of revenues increased primarily due to increases in depreciation expenses, fees paid to ICANN, and telecommunication expenses offset by a decrease in allocated overhead expenses, contract and professional services expenses, salary and employee benefits expenses and expenses related to a one-time revenue project. Depreciation expenses increased by $10.7 million, primarily due to increase in capitalized hardware and software to support investments in our infrastructure. Fees paid to ICANN increased by $5.0 million resulting from a fee increase in July 2009. Telecommunication expenses increased by $2.8 million, primarily due to an increase in colocation expenses and additional circuits required to support the increase in our network infrastructure. Allocated overhead expenses decreased by $6.8 million, primarily due to a decrease in proportional headcount within the cost of revenues function as a result of the divestitures in 2009 and 2008. The divested businesses had a higher proportional headcount in cost of revenues. Contract and professional services expenses decreased by $4.4 million primarily due to a decrease in the need for such external services and the increase in internal resources. Salary and employee benefits expenses decreased by $1.8 million, primarily due to a decrease in bonus expense and stock-based compensation expenses. Expenses related to a one-time revenue project that was completed in 2009 decreased by $1.8 million.

We expect cost of revenues as a percentage of revenues to remain consistent in 2011 as compared to 2010.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries, sales commissions, sales operations and other personnel-related expenses, travel and related expenses, trade shows, costs of lead generation, costs of computer and communications equipment and support services, facilities costs, consulting fees, costs of marketing programs, such as the Internet, television, radio, print and direct mail advertising costs, and allocations of indirect costs such as corporate overhead. All allocations of indirect costs are included in continuing operations.

A comparison of sales and marketing expenses is presented below:

	2010	% Change	2009	% Change	2008
		(Dollars in thousands)			
Sales and marketing	$83,390	11%	$75,348	(11%)	$84,843

2010 compared to 2009: Sales and marketing expenses increased primarily due to increases in advertising, marketing and consulting expenses, and salary and employee benefits expenses, partially offset by a decrease in allocated overhead expenses. Advertising, marketing and consulting expenses increased by $6.4 million, primarily due to certain corporate and Registry Services related advertising and marketing campaigns in 2010. Salary and employee benefits expenses increased $6.3 million, primarily due to an increase in average headcount to support the NIA Services business and other new products and services. Allocated overhead expenses decreased by $5.4 million, primarily due to a decrease in allocable indirect costs and a decrease in proportional headcount within the sales and marketing function as a result of divestitures in 2010 and 2009.

2009 compared to 2008: Sales and marketing expenses decreased primarily due to decreases in salary and employee benefits expenses and travel expenses, partially offset by increases in allocated overhead expenses, and advertising, marketing and consulting expenses. Salary and employee benefits expenses decreased by $13.7 million, primarily due to lower average headcount resulting from the 2008 restructuring plan. Travel expenses decreased by $2.8 million, primarily due to lower average headcount and management's cost-savings initiatives. Allocated overhead expenses increased by $5.0 million, primarily due to an increase in proportional headcount within the sales and marketing function as a result of the divestitures in 2009 and 2008. Advertising, marketing and consulting expenses increased by $4.7 million, primarily due to international marketing initiatives and other efforts to increase the market penetration of our Registry Services business in 2009.

We expect sales and marketing expenses as a percentage of revenues to increase slightly in 2011 as compared to 2010, as a result of investments in our NIA sales force and certain marketing initiatives.

Research and Development

Research and development expenses consist primarily of costs related to research and development personnel, including salaries and other personnel-related expenses, consulting fees, the cost of facilities, computer and communications equipment, support services used in our service and technology development, and allocations of indirect costs such as corporate overhead. All allocations of indirect costs are included in continuing operations.

A comparison of research and development expenses is presented below:

	2010	% Change	2009	% Change	2008
		(Dollars in thousands)			
Research and development	$53,664	2%	$52,364	(15%)	$61,750

2010 compared to 2009: Research and development expenses increased primarily due to an increase in salary and employee benefits expenses, partially offset by a decrease in allocated overhead expenses, an increase in capitalized labor, and a decrease in contract and professional services expenses. Salary and employee benefits expenses increased by $9.5 million, primarily due to an increase in average headcount primarily used to support the development of the DNS infrastructure and the NIA Services business. Allocated overhead expenses decreased by $3.3 million, primarily due to a decrease in allocable indirect costs as a result of the divestitures in 2010 and 2009. Capitalized labor increased by $2.4 million, primarily due to an increase in internally developed software projects. Contract and professional services expenses decreased by $1.6 million, primarily due to a decrease in the need for such external services and the increase in internal resources.

2009 compared to 2008: Research and development expenses decreased primarily due to decreases in depreciation expenses, salary and employee benefits expenses, and contract and professional services expenses, partially offset by an increase in allocated overhead expenses. Depreciation expenses decreased by $4.8 million, primarily due to a reduction in capitalized assets depreciated to research and development expenses in 2009. Salary and employee benefits expenses decreased by $3.1 million, primarily due to lower average headcount resulting from the 2008 restructuring plan. Contract and professional services expenses decreased by $1.6 million, primarily due to a decrease in the services of outside contractors due to management's cost-savings initiatives and need for such external services and the increase in internal resources. Allocated overhead expenses increased by $2.4 million, primarily due to an increase in proportional headcount within the research and development function as a result of the divestitures in 2009 and 2008.

We expect research and development expenses as a percentage of revenues to remain consistent in 2011 as compared to 2010.

General and Administrative

General and administrative expenses consist primarily of salaries and other personnel-related expenses for our executive, administrative, legal, finance, information technology and human resources personnel, facilities, computer and communications equipment, management information systems, support services, professional services fees, certain tax and license fees, and bad debt expense, offset by allocations of indirect costs such as facilities and shared services expenses to other cost types. All allocations of indirect costs are included in continuing operations.

A comparison of general and administrative expenses is presented below:

	2010	% Change	2009	% Change	2008
		(Dollars in thousands)			
General and administrative	$137,704	(6%)	$146,531	(13%)	$168,873

2010 compared to 2009: General and administrative expenses decreased primarily due to decreases in contract and professional services expenses, telecommunication expenses, depreciation expenses, miscellaneous general and administrative expenses, and salary and employee benefits expenses, partially offset by a decrease in corporate overhead expenses allocated to other cost types. Contract and professional services expenses decreased by $9.7 million, primarily due to professional services costs incurred in 2009 for accounting and auditing services related to our divestiture strategy, as well as a reduction in our need for such outside professional services. Telecommunication expenses decreased by $6.2 million, primarily due to a reduction in circuits to support the business as a result of the divestitures and a one-time minimum commitment short-fall expense recorded in 2009. Depreciation expenses decreased by $4.9 million, primarily due to certain capital software projects becoming fully depreciated prior to 2010 and ceasing further depreciation on corporate assets held for sale in May 2010, the results of operations of which were classified as continuing operations until the third quarter of 2010. Miscellaneous general and administrative expenses decreased by $4.1 million, primarily due to certain adjustments in 2010 for a release of an accrual for certain non-income tax contingencies when the statute of limitations expired, a refund of a previously expensed non-income tax payment, and an adjustment of certain expense accruals, coupled with certain asset write-offs during 2009. Salary and employee benefits expenses decreased by $4.0 million primarily due to a decrease in average headcount primarily due to the divestitures in 2010 and 2009 and a reduction in the amount of overhead to support the business. Overhead expenses allocated to other cost types decreased by $21.4 million primarily due to a decrease in allocable indirect costs and proportionately higher headcount in the general and administrative function as a result of the divestures in 2010 and 2009.

2009 compared to 2008: General and administrative expenses decreased primarily due to decreases in salary and employee benefits expenses, depreciation expenses, contract and professional services expenses, travel expenses, and telecommunication expenses, partially offset by increases in legal expenses and occupancy expenses. Salary and employee benefits expenses decreased by $17.8 million, primarily due to a decrease in average headcount which resulted from the divestitures in 2009 and 2008 and the 2008 restructuring plan. Depreciation expenses decreased by $6.3 million primarily due to a decrease in capitalized assets supporting our continuing operations and a reduction of facility related depreciation expenses caused by the sale of certain office buildings in 2008. Contract and professional services expenses decreased by $5.3 million, primarily due to a decrease in professional services costs incurred for accounting and auditing services related to our divestitures which were substantially completed during 2009. Travel expenses decreased by $2.0 million primarily due to management's cost-saving initiatives. Telecommunication expenses decreased by $1.8 million primarily due to a reduction in circuits required to support the business as a result of the divestitures in 2009 and 2008. Legal expenses increased by $5.2 million, primarily due to the reversal in 2008 of certain previously accrued estimated litigation settlement costs in excess of actual final outcome. Occupancy expenses increased by $2.7 million, primarily due to the sale and leaseback of certain office buildings in 2008.

We expect general and administrative expenses as a percentage of revenues to decrease in 2011 as compared to 2010, as we continue to realize post-divestiture cost reductions in our general and administrative function.

Restructuring Charges

The following table presents the nature of restructuring charges:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Workforce reduction	$32,623	$13,067	$63,844
Excess facilities	(424)	2,685	5,381
Other exit costs	—	—	1,211
Total consolidated restructuring charges	$32,199	$15,752	$70,436
Amounts classified as continuing operations	$16,861	$ 5,357	$29,458
Amounts classified as discontinued operations	$15,338	$10,395	$40,978

2010 Restructuring Plan

In connection with the sale of the Authentication Services business and the migration of our corporate functions from our Mountain View facility to our facility in Dulles, Virginia, we initiated a restructuring plan in 2010, including workforce reductions, abandonment of excess facilities and other exit costs (the "2010 Restructuring Plan").

Under the 2010 Restructuring Plan, we will incur total estimated pre-tax cash charges of $22.4 million in severance costs and other related employee termination costs. Through December 31, 2010, we recorded a total of $19.7 million in cash restructuring charges, inclusive of amounts for discontinued operations, under our 2010 Restructuring Plan, related to employee terminations. We expect to recognize excess facility exit costs of $13.7 million. Additionally we recognized stock-based compensation expenses of $10.5 million, inclusive of amounts for discontinued operations in 2010, upon acceleration of stock-based awards for employees notified of termination and expect to recognize further expenses for employees to be terminated in the future. However, at this time, we are not able, in good faith, to make a determination of the estimated amount or range of amounts thereon. We expect to recognize all remaining cash and stock-based restructuring charges over the next several quarters through the end of fiscal 2011.

2008 Restructuring Plan

As part of its divestiture strategy announced in 2007, we had initiated a restructuring plan in the first quarter of 2008 (the "2008 Restructuring Plan") including workforce reductions, abandonment of excess facilities and other exit costs. Through December 31, 2010, we recorded a total of $87.3 million in restructuring charges, inclusive of amounts for discontinued operations, under its 2008 Restructuring Plan. The 2008 Restructuring Plan was substantially completed as of June 30, 2010.

Impairments and Other Charges

Impairments of Goodwill and other intangible assets

In 2009, we recorded an impairment charge of $9.7 million related to our *.name* gTLD intangible asset in continuing operations, included in Restructuring, impairment and other charges. In 2008, we recorded impairment charges of $77.6 million for goodwill related to our VeriSign Japan reporting unit and $45.8 million for goodwill related to our former Post-pay reporting unit, both of which are included in discontinued operations.

Other Charges

In 2008, we recorded a loss of $79.1 million as a result of the sale of a portion of our Mountain View facilities included in Restructuring, impairment and other charges.

Interest Expense

Interest expense consists of contractual interest payments, amortization of debt discount and debt issuance costs on the liability component of our Convertible Debentures, contingent interest payments to holders of our Convertible Debentures, and Other interest expenses primarily related to our $500.0 million senior unsecured revolving credit facility (the "Facility"), offset by capitalized interest. We terminated the Facility in November 2010.

A comparison of interest expense is presented below:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Contractual interest	$ 40,625	$40,625	$40,625
Amortization of debt discount on the liability component	6,775	6,241	5,731
Contingent interest to holders of our Convertible Debentures (1)	109,113	—	—
Interest capitalized to property and equipment, net	(676)	(1,090)	(4,228)
Other interest expense	1,830	1,575	2,263
Total interest expense	$157,667	$47,351	$44,391

(1) The Indenture governing the Convertible Debentures requires the payment of contingent interest to the holders of the Convertible Debentures, if the Board declares a dividend to our stockholders that is designated by the Board as an extraordinary dividend. The contingent interest is calculated as the amount derived by multiplying the per share declared dividend with the if-converted number of shares applicable to the Convertible Debentures. The Board declared an extraordinary dividend in December 2010, and consequently we paid $109.1 million contingent interest to holders of the Convertible Debentures.

Interest expense increased in 2010 primarily due to a $109.1 million contingent interest payment to holders of our Convertible Debentures.

Non-Operating Income, Net

Non-operating income, net, consists primarily of interest earned on our cash, cash equivalents, and marketable securities, net gains or losses on the sale and impairment of investments, net gains or losses on the divestiture of certain businesses, realized and unrealized gains and losses on the contingent interest derivative on the Convertible Debentures, income from transition services agreements, and the net effect of foreign currency gains and losses.

A comparison of non-operating income, net, is presented below:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Interest and dividend income	$ 7,652	$ 2,638	$14,747
Net gain on divestiture of businesses and joint ventures	—	908	80,536
Unrealized (loss) gain on contingent interest derivative on Convertible Debentures	(500)	549	3,616
Income from transition services agreements	10,631	4,944	3,641
Other, net	2,955	2,906	(8,653)
Total non-operating income, net	$ 20,738	$11,945	$93,887

2010 compared to 2009: Non-operating income, net, increased in 2010. Interest and dividend income increased primarily as a result of investing in 2010 in marketable securities which have higher interest rates as compared to money market funds, and higher average cash balances as a result of the proceeds from the sale of the Authentication Services business. Income from transition services agreements increased, primarily due to an increase in transition services provided to support certain divestitures in 2010 and 2009. Other, net in 2010, primarily includes a $4.3 million realized gain due to distributions received in 2010 from the Funds held by The Reserve that exceed their book value, and $1.9 million in miscellaneous income, partially offset by $2.9 million in foreign currency losses.

2009 compared to 2008: Non-operating income, net, decreased in 2009. Interest and dividend income decreased due to cash balances invested in lower interest rate securities in 2009. In 2008, net gain on divestiture of businesses includes a $77.8 million gain upon divestiture of our remaining 49% ownership interest in the Jamba joint ventures. Income from transition services agreements increased, primarily due to an increase in transition services provided to support the buyers of certain divested businesses during 2009. Other, net, in 2009 primarily includes the cash receipt of $3.3 million from Certicom Corporation ("Certicom") upon termination of the acquisition agreement entered into with Certicom, and $1.0 million in miscellaneous rental income, partially offset by $2.3 million in foreign currency losses. Other, net, in 2008, includes a charge of $8.2 million for an other-than-temporary impairment of money-market investments in Funds held by The Reserve as a result of management's assessment for our investment portfolio with consideration to the economic market conditions at the time.

Income Tax Expense

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Income tax (expense) benefit from continuing operations	$(25,322)	$(32,935)	$12,070
Effective tax rate	27%	26%	(51%)

Our effective tax rate for 2010 differs from the statutory federal rate of 35% primarily due to tax benefits from foreign operations and a change in estimated tax expense related to a divested business, offset by the tax effects of state tax rate changes and an increase in accruals for uncertain tax positions.

Our effective tax rate for 2009 differs from the statutory federal rate of 35% primarily due to tax benefits from foreign operations, a state tax law change, a favorable state tax audit result and releases of reserves related to lapses of statute of limitations.

Our effective tax rate for 2008 differs from the statutory federal rate of 35% primarily due to tax benefits from foreign operations, the release of valuation allowances and releases of accruals for uncertain tax positions related to statute closures, offset by the tax expense related to the conclusion of an Internal Revenue Service audit.

As of December 31, 2010, we had deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $145.5 million before the offset of certain deferred liabilities. With the exception of certain deferred tax assets related to book and tax bases differences of certain investments and certain foreign net operating loss carryforwards, we believe it is more likely than not that forecasted income, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. During 2010, we reduced our valuation allowance by $26.7 million previously applied to capital loss carryforwards as sufficient capital gains were generated during 2010. We increased our valuation allowance by $12.8 million in 2010 mainly for a loss carryforward in a foreign jurisdiction because we do not expect to generate sufficient taxable income in that jurisdiction in the future.

We qualify for tax holidays in Switzerland and India. In Switzerland, the tax holidays provide reduced rates of taxation on certain types of income and also require certain thresholds of investment and employment. In Switzerland, the tax holiday on certain income types expires in 2011 and the tax holiday on remaining income types expires in 2015. In India, we have qualified for the Software Technology Park of India ("STPI") tax program with respect to our research and development activities. This exemption is scheduled to expire on March 31, 2011. Notwithstanding qualification for this exemption, we are subject to minimum alternative tax rules in India which override the STPI regime and subject us to minimum tax on qualifying income. Due to net operating loss carryforwards from prior years, the tax holidays did not have a material impact on our earnings per share for 2009 and 2008. The tax holidays increased our diluted earnings per share in 2010 by $0.12.

Income (loss) from Discontinued operations, net of tax

In 2010, we sold our Authentication Services business and ceased the operations of our CPS business. The results of operations of these businesses have been classified as discontinued operations for all periods presented.

In 2009, we sold the following businesses: MDG Services, MMM Services, GSC, MSS, RTP Services, Communications Services and International Clearing. In 2009, we also ceased the operations of the Pre-pay Services business. The results of operations of these businesses have been classified as discontinued operations for all periods presented.

In 2008, we sold the following businesses: EMM, Post-pay, Communications Consulting, DBMS, CDN, SC&A, and the remaining 49% ownership interest in the Jamba joint ventures. The results of operations of these businesses, except CDN and the Jamba joint ventures, have been classified as discontinued operations for all periods presented. We retained an equity ownership in the CDN business. As a result of the continuing involvement in the CDN business, the historical results of operations of the CDN business have not been classified as discontinued operations.

For a period of time, we will continue to generate cash flows and will report income statement activity in continuing operations that are associated with the Authentication Services business and certain other completed divestitures. These activities are transitional in nature and generally result from agreements ensuring and facilitating the orderly transfer of business operations. The nature, magnitude and duration of the agreements vary depending on the specific circumstances of the service, location or business need. The existing agreements include the following: data center hosting, support of financial processes, and information services. As of December 31, 2010, the existing agreements have remaining terms from 1 to 31 months in length.

The following table presents the revenues and the components of Income (loss) from discontinued operations, net of tax:

	Year Ended December 31,		
	2010	**2009**	**2008**
		(In thousands)	
Revenues	$ 248,740	$639,698	$ 996,540
Income from discontinued operations before income taxes	$ 63,906	$179,119	$ 77,325
Gains (losses) on sale of discontinued operations and estimated losses on assets held for sale, before income taxes (1)	979,560	36,027	(433,304)
Income tax expense	(279,644)	(57,524)	(65,967)
Income (loss) from discontinued operations	763,822	157,622	(421,946)
Less: (Income) loss from discontinued operations, net of tax, attributable to noncontrolling interest in subsidiary	(2,887)	(3,686)	16,009
Total income (loss) from discontinued operations, net of tax, attributable to Verisign stockholders	$ 760,935	$153,936	$(405,937)

(1) Amounts in 2008 include net estimated losses on assets held for sale of $412.0 million related to the divestitures completed in 2009 and ceasing operations of the CPS business.

The differences between income tax expenses and the amounts resulting from application of the federal statutory rate of 35% to Income (loss) from discontinued operations before income taxes are primarily attributable to non-deductible goodwill transferred or written-off in the divestitures or impairments and the realization of deductible capital loss from divestitures.

Net gains on disposal are recorded on the date the sale of the disposal group is consummated. Full or partial reversals of previously reported estimated losses on disposal are recorded upon changes in the fair values and/or carrying values of the disposal groups.

Liquidity and Capital Resources

	As of December 31,	
	2010	2009
	(In thousands)	
Cash and cash equivalents	$1,559,628	$1,477,166
Marketable securities	501,238	185
Total	$2,060,866	$1,477,351

As of December 31, 2010, our principal source of liquidity was $1.56 billion of cash and cash equivalents and $501.2 million of marketable securities.

We received $1.16 billion, $469.4 million and $274.3 million of cash proceeds from divestiture of businesses, net of cash contributed and transaction costs, for 2010, 2009, and 2008, respectively.

In December 2010, we declared and paid a special dividend of $3.00 per share of our common stock totaling $518.2 million. As a result of the dividend, we also paid $109.1 million in contingent interest to holders of our Convertible Debentures.

In 2010, we repurchased approximately 15.7 million shares of our common stock at an average stock price of $27.93 for an aggregate cost of $437.7 million. In 2009, we repurchased approximately 11.3 million shares of our common stock at an average stock price of $22.31 for an aggregate cost of $252.8 million. In 2008, we repurchased approximately 38.6 million shares of our common stock at an average stock price of $34.07 for an aggregate cost of $1.31 billion. As of December 31, 2010, $1.37 billion remained available for further repurchases in the future.

We continue to evaluate various means to return approximately $650 million to our common stockholders in 2011.

We purchased marketable securities of $787.7 million and received $284.6 million from maturities and sales of marketable securities in 2010. There were no purchases or sales of marketable securities in 2009 and 2008. We received distributions aggregating to $25.2 million, $129.5 million and $98.2 million from Funds held by The Reserve in 2010, 2009 and 2008, respectively.

We had income taxes payable, primarily upon the gain resulting from divestiture of businesses, of $131.9 million, $25.9 million, and $41.5 million, in 2010, 2009 and 2008, respectively, before consideration of carried forward excess tax benefits from exercises of stock options and other employee stock purchases.

We had a credit facility that permitted cash borrowings up to a maximum of $500.0 million which was scheduled to mature on June 7, 2011. We terminated this credit facility, effective November 3, 2010.

In summary, our cash flows for 2010, 2009 and 2008 were as follows:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Net cash provided by operating activities	$ 215,206	$ 395,191	$ 484,034
Net cash provided by investing activities	603,090	484,455	76,764
Net cash used in financing activities	(745,274)	(197,994)	(1,164,027)
Effect of exchange rate changes on cash and cash equivalents	9,440	6,446	15,575
Net increase (decrease) in cash and cash equivalents	$ 82,462	$ 688,098	$ (587,654)

Net cash provided by operating activities

Our largest source of operating cash flows is cash collections from our customers. Our primary uses of cash from operating activities are for personnel related expenditures, and other general operating expenses, as well as payments related to taxes and facilities. Operating cash flows presented in the table above include cash flows from the operations of the divested businesses and therefore are not indicative of future trends.

2010 compared to 2009: Cash provided by operating activities decreased primarily due to a decrease in cash received from customers resulting from a decrease in consolidated revenues, including decreased revenues from discontinued operations, coupled with the timing of receipts from customers; higher income taxes payable, primarily upon the gain resulting from the sale of the Authentication Services business, before consideration of carried forward excess tax benefits from exercises of stock options and other employee stock purchases; and the payment of contingent interest on the Convertible Debentures. The decrease is partially offset by a decrease in cash payments to suppliers and employees, primarily resulting from the completion of our divestitures in 2010 and 2009, and lower average headcount in 2010; an increase in interest income resulting from investments in higher interest rate marketable securities; and an increase in income from transition services agreements, primarily due to an increase in transition services provided to support certain divestitures in 2010 and 2009.

2009 compared to 2008: Cash provided by operating activities decreased primarily due to a decrease in cash received from customers resulting from a decrease in consolidated revenues, including decreased revenues from discontinued operations, coupled with the timing of receipts from customers; and a decrease in interest income that resulted from investments in lower interest rate securities and an increase in income tax payment resulting from higher pre-tax income in 2009. The decrease in cash receipts was partially offset by a decrease in cash payments to suppliers and employees primarily resulting from the completion of our divestitures and lower average headcount in 2009.

Net cash provided by investing activities

The changes in cash flows from investing activities primarily relate to divestiture of businesses, timing of purchases, maturities and sales of investments, and purchases of property and equipment.

2010 compared to 2009: Net cash provided by investing activities increased primarily due to an increase in proceeds received upon divestiture of businesses, an increase in proceeds from maturities and sales of marketable securities and investments and a decrease in purchases of property and equipment. The increase is partially offset by an increase in purchases of marketable securities and investments and proceeds received from sale of an office building in 2009.

2009 compared to 2008: Net cash provided by investing activities increased primarily due to an increase in proceeds received upon divestiture of businesses, and an increase in distributions received from the Funds held by The Reserve in 2009. The increase is partially offset by proceeds from the sale of certain office buildings in 2008 and proceeds received upon the termination of the trust established for our directors' and officers' liability self-insurance coverage in 2008. In 2008, because of liquidity concerns, we reclassified our actively-traded money-market investments in the Funds held by the Reserve from Cash and cash equivalents to Prepaid expenses and other current assets.

Net cash used in financing activities

The changes in cash flows from financing activities primarily relate to stock repurchases and stock option exercise activities and dividend payments.

2010 compared to 2009: Net cash used in financing activities increased primarily due to the payment of a special dividend in December 2010, and an increase in stock repurchases. The increase is partially offset by an increase in proceeds from issuance of common stock from stock option exercises and employee stock purchase plan and an increase in realized carried forward excess tax benefits from exercises of stock options and employee stock purchase plan.

2009 compared to 2008: Net cash used in financing activities decreased primarily due to a decrease in stock repurchases offset by a decrease in proceeds from issuance of common stock from stock option exercises and employee stock purchase plan and a decrease in realized carried forward excess tax benefits from exercises of stock options and employee stock purchase plans.

We believe existing cash, cash equivalents, and marketable securities, together with funds generated from operations, should be sufficient to meet our working capital, capital expenditure requirements, our expectation of returning approximately $650 million to our common stockholders in 2011, and to service our debt for the next 12 months. Our philosophy regarding the maintenance of a balance sheet with a large component of cash, cash equivalents and marketable securities, reflects our views on potential future capital requirements relating to expansion of our businesses, related acquisitions, and share repurchases. We regularly assess our cash management approach and activities in view of our current and potential future needs.

Impact of Inflation

We believe that inflation has not had a significant impact on our operations during 2010, 2009 and 2008.

Property and Equipment Expenditures

Our planned property and equipment expenditures for 2011 are anticipated to be in the range of $65.0 million to $75.0 million and will primarily be focused on productivity, cost improvement, market development initiatives and leasehold improvements.

Contractual Obligations

The following table summarizes our significant non-cancelable contractual obligations as of December 31, 2010, and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

	Payments due by period				
	Total	2011	2012-2013	2014-2015	Thereafter
Contractual obligations			(In thousands)		
Operating lease obligations	$ 129,225	$10,533	$ 18,283	$ 15,969	$ 84,440
Purchase obligations	22,285	17,052	5,233	—	—
ICANN agreement	34,500	18,000	16,500	—	—
.tv agreement	12,000	2,000	4,000	4,000	2,000
Convertible Debentures—principal and interest	2,346,875	40,625	81,250	81,250	2,143,750
Total	$2,544,885	$88,210	$125,266	$101,219	$2,230,190

As of December 31, 2010, we had commitments under non-cancelable operating leases for our facilities for various terms through 2026. The table above includes aggregate lease payments of $105.6 million for a lease agreement entered into in 2010 of an office building containing approximately 221,000 square feet, in Reston, Virginia, to be used as our Corporate Headquarters. The lease is expected to commence in July 2011 commensurate with taking control of the premises and will expire in 2026. The lease term is for 15 years and 5 months which includes a five month rent holiday followed by 18 months of a 50% rent concession.

We enter into certain purchase obligations with various vendors. Our significant purchase obligations primarily consist of firm commitments with telecommunication carriers and other service providers. We do not have any significant purchase obligations beyond 2012.

We have entered into agreements with the buyers of certain divested businesses, for which we continue to be responsible for certain contingent liabilities and transition services after the divestitures. We might incur costs and expenses associated with the resolution of these contingent liabilities. In addition, the transition services may be required for periods longer than initially anticipated by management and may be costlier to complete when compared to the payments that will be received from the buyers for these transition services.

In 2007, we issued $1.25 billion principal amount of Convertible Debentures. We will pay cash interest semiannually to the holders of the Convertible Debentures on February 15 and August 15 of each year until maturity. We paid interest of $40.6 million on the Convertible Debentures in each of 2010, 2009 and 2008. In December 2010, we paid $109.1 million in contingent interest payment to holders of our Convertible Debentures, as a result of the special dividend to stockholders.

In 2006, we entered into a contractual agreement with ICANN to be the sole registry operator for domain names in the *.com* top-level domain through November 30, 2012. Under the agreement, we paid ICANN fixed registry level fees of $18.0 million, $15.0 million and $10.0 million in 2010, 2009 and 2008, respectively.

In 2001, we entered into an amended contractual agreement with the Government of Tuvalu to be the sole registry operator for *.tv* domain names through December 31, 2016. Pursuant to the terms of this agreement, in each of 2010, 2009 and 2008, we paid the Tuvalu government a total of $2.0 million annually in registry fees.

We provide for uncertain tax positions and adjust our unrecognized tax benefits accordingly. Due to the inherent uncertainty with respect to the timing of future cash outflows associated with our unrecognized tax benefits as of December 31, 2010, we are unable to reliably estimate the timing of cash settlement with the respective taxing authorities. Therefore, $24.9 million of liabilities have been excluded from the contractual obligations table above.

We enter into indemnification agreements with many of our customers and certain other business partners in the ordinary course of business. We also entered into indemnification agreements with Symantec in connection with the sale of the Authentication Services business. See Note 14, "Commitments and Contingencies," *Indemnifications* of our Notes to Consolidated Financial Statements in Item 15 of this form 10-K.

Off-Balance Sheet Arrangements

It is not our business practice to enter into off-balance sheet arrangements. As of December 31, 2010, we did not have any significant off-balance sheet arrangements. See Note 14, "Commitments and Contingencies," *Off-Balance Sheet Arrangements,* of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information regarding off-balance sheet arrangements.

Stock Options and Restricted Stock Units

Grants of stock options and/or restricted stock units are key components of the compensation packages we provide to attract and retain certain of our talented employees and align their interests with the interests of existing stockholders. We recognize that options and restricted stock units dilute existing stockholders and have sought to control the number of options and restricted stock units granted while providing competitive compensation packages. Consistent with these dual goals, our cumulative potential dilution since 2008 has been a weighted average annualized rate of -0.3% per year, calculated as the average annualized new options and restricted stock units granted, net of options and restricted stock units forfeited by employees during the calculation period (for example, upon termination of employment), divided by the weighted average outstanding shares during the calculation period. As of December 31, 2010, the maximum potential dilution from all outstanding options and restricted stock units, regardless of when granted and regardless of whether vested or unvested and including options where the strike price is higher than the current market price, was 3.2%. This maximum potential dilution will only result if all outstanding options vest and are exercised and all restricted stock units vest and are settled. As of December 31, 2010, 18% of our outstanding options had exercise prices in excess of the current market price.

Consistent with our historical practices, we do not expect that dilution from future grants of stock options and restricted stock units before the effect of our stock repurchase program will exceed 2.0% per year for our ongoing business. In recent years, our stock repurchase program has more than offset the dilutive effect of our stock option and restricted stock unit programs; however, we may reduce the level of our stock repurchases in the future as we may use our available cash for other purposes.

Options and restricted stock units activity from 2008 through 2010 is summarized as follows (shares in millions):

Options and restricted stock units outstanding at December 31, 2007	19.6
Options and restricted stock units granted from 2008 through 2010	8.7
Options exercised and restricted stock units settled from 2008 through 2010	(11.8)
Forfeitures, cancellations and expiration from 2008 through 2010	(10.6)
Dividend equivalent restricted stock units issued in 2010	0.2
Options and restricted stock units outstanding at December 31, 2010	6.1
Average annualized options and restricted stock units granted, net of forfeitures	(0.6)
Average annualized stock repurchases	22.3
Shares outstanding at December 31, 2010	172.7
Basic weighted average shares outstanding from 2008 through 2010	188.9
Options and restricted stock units outstanding as a percent of shares outstanding at December 31, 2010	3.5%
In the money options and restricted stock units outstanding (based on our December 31, 2010 stock price) as a percent of shares outstanding at December 31, 2010	3.2%
Weighted average annualized options and restricted stock units granted, net of forfeitures and before stock repurchases, as a percent of weighted average shares outstanding from 2008 through 2010	(0.3%)
Weighted average annualized options and restricted stock units granted, net of forfeitures and after stock repurchases, as a percent of weighted average shares outstanding from 2008 through 2010	(12.1%)

Recently Issued Accounting Pronouncements

See Note 1, "Basis of Presentation," *Recent Accounting Pronouncements*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in interest rates, foreign exchange rates and market risks. We have not entered into any market risk sensitive instruments for trading purposes.

Interest rate sensitivity

We invest in a variety of securities, including money market funds, debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies, corporate debt securities, and debt securities issued by foreign governments. The primary objective of our short-term investment management activities is to preserve principal with the additional goals of maintaining appropriate liquidity and earning an after-tax return commensurate with the risks associated in each portfolio. We manage our interest rate risk by maintaining an investment portfolio generally consisting of debt instruments of high credit quality. We monitor our interest rate and credit risks, including our credit exposures to specific rating categories and to individual issuers. We invest in investment grade marketable fixed income securities.

In general, money market funds are not considered to be subject to interest rate risk because the interest paid on such funds fluctuates with the prevailing interest rate. Notwithstanding our efforts to manage interest rate risks, there can be no assurance that we will be adequately protected against risks associated with interest rate fluctuations. At any time, a sharp change in interest rates could have a significant impact on the fair value of our investment portfolio. The following table presents the hypothetical changes in fair value of our fixed income securities in our short-term investment portfolio as of December 31, 2010, arising from potential changes in interest rates. The modeling technique estimates the change in fair value from immediate hypothetical parallel shifts in the yield curve of plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS.

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair Value As of December 31, 2010	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
	(150 BPS)	(100 BPS)	(50 BPS)		50 BPS	100 BPS	150 BPS
				(In thousands)			
Fixed income securities	$518,716	$514,323	$509,931	$505,538	$501,146	$496,753	$492,361

Foreign exchange risk management

We conduct business throughout the world and transact in multiple foreign currencies. Our foreign currency risk management program is designed to mitigate foreign exchange risks associated with the monetary and non-monetary assets and liabilities of our operations that are denominated in non-functional currencies. The primary objective of this program is to minimize the gains and losses to income resulting from fluctuations in exchange rates. We may choose not to hedge certain foreign exchange exposures due to immateriality, prohibitive economic cost of hedging particular exposures, and limited availability of appropriate hedging instruments. We do not enter into foreign currency transactions for trading or speculative purposes, nor do we hedge foreign currency exposures in a manner that entirely offsets the effects of changes in exchange rates. The program may entail the use of forward or option contracts and in each case these contracts are limited to a duration of less than 12 months. Our foreign currency forward contracts are usually placed and adjusted monthly. These foreign currency forward contracts are derivatives and are recorded at fair market value. We attempt to limit our exposure to credit risk by executing foreign exchange contracts with financial institutions that have investment grade ratings.

As of December 31, 2010, we held foreign currency forward contracts in notional amounts totaling $50.7 million to mitigate the impact of exchange rate fluctuations associated with certain foreign currencies.

A hypothetical uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the foreign currency derivatives outstanding would result in a decrease/increase in income of approximately $4.9 million. However, this would be largely offset by the remeasurement of our foreign currency denominated monetary and non-monetary assets and liabilities resulting in an insignificant net impact to income.

A hypothetical uniform 10% strengthening or weakening in the value of the U.S. dollar relative to the foreign currencies in which our revenues and expenses are denominated would not result in a significant impact to our financial statements.

There are inherent limitations in the sensitivity analysis presented, due primarily to the assumption that foreign exchange rate movements are linear and instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

Market risk management

The fair market value of our Convertible Debentures is subject to interest rate risk and market risk due to the convertible feature of the debentures. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The fair market value of the Convertible Debentures will also increase as the market price of our stock increases and decrease as the market price of our common stock falls. The interest and market value changes affect the fair market value of the Convertible Debentures but do not impact our financial position, cash flows or results of operations. As of December 31, 2010, the fair value of the Convertible Debentures was approximately $1.4 billion, based on quoted market prices.

The fair market value of the contingent interest derivative on Convertible Debentures is also subject to interest rate risk and market risk. Generally, the fair market value of the contingent interest derivative will change due to changes in interest rates as well as due to changes in the fair market value of the Convertible Debentures.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements

Verisign's financial statements required by this Item are set forth as a separate section of this Form 10-K. See Item 15 for a listing of financial statements provided in the section titled "Financial Statements."

Supplementary Data (Unaudited)

The following tables set forth unaudited supplementary quarterly financial data for the two year period ended December 31, 2010. In management's opinion, the unaudited data has been prepared on the same basis as the audited information and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the data for the periods presented.

All previously reported quarters have been adjusted to show the discontinued operations of our dispositions. Previously filed annual reports on Form 10-K and quarterly reports on Form 10-Q affected by the dispositions have not been amended and should not be relied upon. See Note 1, "Description of Business and Summary of Significant Accounting Policies," *Reclassifications*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information.

	2010				
	Quarter Ended				Year Ended
	March 31	June 30 (3)	September 30 (4)	December 31 (5)	December 31
	As Adjusted (6)	As Adjusted (6)	As Adjusted (6)		
	(In thousands, except per share data)				
Continuing operations:					
Revenues	$161,582	$167,881	$172,286	$178,829	$680,578
Cost of revenues	38,814	39,846	39,751	38,265	156,676
Other operating costs and expenses (1)	68,665	77,213	72,663	73,078	291,619
Operating income	54,103	50,822	59,872	67,486	232,283
Income (loss) attributable to Verisign stockholders	30,009	26,585	45,105	$(31,667)	$ 70,032
Income (loss) per share attributable to Verisign stockholders (2):					
Basic	$ 0.16	$ 0.15	$ 0.26	$ (0.18)	$ 0.39
Diluted	$ 0.16	$ 0.15	$ 0.26	$ (0.18)	$ 0.39
Discontinued operations:					
Revenues	$102,821	$102,584	$ 43,335	$ —	$248,740
Cost of revenues	21,097	21,095	9,407	(120)	51,479
Other operating costs and expenses (1)	48,337	56,762	29,502	(998)	133,603
Operating income	33,387	24,727	4,426	1,118	63,658
Income (loss) attributable to Verisign stockholders	21,347	8,628	739,798	$ (8,838)	$760,935
Income (loss) per share attributable to Verisign stockholders (2):					
Basic	$ 0.12	$ 0.04	$ 4.26	$ (0.05)	$ 4.29
Diluted	$ 0.12	$ 0.04	$ 4.22	$ (0.05)	$ 4.25
Total:					
Net income (loss) attributable to Verisign stockholders	$ 51,356	$ 35,213	$784,903	$(40,505)	$830,967
Net income (loss) per share attributable to Verisign stockholders (2):					
Basic	$ 0.28	$ 0.19	$ 4.52	$ (0.23)	$ 4.68
Diluted	$ 0.28	$ 0.19	$ 4.48	$ (0.23)	$ 4.64

(1) Other operating costs and expenses include sales and marketing expenses, research and development expenses, general and administrative expenses, and restructuring, impairments and other charges, net.

(2) Net income (loss) per share attributable to Verisign stockholders is computed independently. Therefore, the sum of the quarterly net income (loss) per share may not equal the total computed for the fiscal year or any cumulative interim period.

(3) Operating income during the quarter ended June 30, 2010, is reduced by $7.5 million in restructuring charges related to the divestiture of the Authentication Services business.

(4) Operating income during the quarter ended September 30, 2010, is reduced by $6.3 million in restructuring charges related to the divestiture of the Authentication Services business. Income from discontinued operations attributable to Verisign stockholders during the quarter ended September 30, 2010, includes a gain on sale of $736.7 million, net of tax of $243.8 million, related to the sale of the Authentication Services business.

(5) Loss from continuing operations attributable to Verisign stockholders during the quarter ended December 31, 2010, is reduced by $109.1 million contingent interest payment to the holders of our Convertible Debentures. Loss from discontinued operations attributable to Verisign stockholders during the quarter ended December 31, 2010, primarily includes a $10.5 million income tax expense as a result of a change in estimated taxable income for 2010, due to the payment of contingent interest to the holders of the Convertible Debentures, and the application of intra-period allocation rules.

(6) Adjusted for the reclassification of our CPS business from continuing operations to discontinued operations. See Note 1, "Description of Business and Summary of Significant Accounting Policies," *Reclassifications*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information.

	2009				
	Quarter Ended				Year Ended
	March 31	June 30 (3)	September 30 (4)	December 31 (5)	December 31
	As Adjusted (6)	As Adjusted (6)	As Adjusted (6)	As Adjusted (6)	
	(In thousands, except per share data)				
Continuing operations:					
Revenues	$148,308	$153,417	$155,481	$158,741	$615,947
Cost of revenues	43,953	41,907	40,782	40,063	166,705
Other operating costs and expenses (1)	71,525	68,064	78,486	71,209	289,284
Operating income	32,830	43,446	36,213	47,469	159,958
Income, attributable to Verisign stockholders	20,327	17,678	22,244	31,368	91,617
Income per share attributable to Verisign stockholders (2):					
Basic	$ 0.11	$ 0.09	$ 0.12	$ 0.17	$ 0.48
Diluted	$ 0.11	$ 0.09	$ 0.12	$ 0.16	$ 0.48
Discontinued operations:					
Revenues	$209,342	$172,984	$143,058	$114,314	$639,698
Cost of revenues	66,023	46,754	34,440	25,688	172,905
Other operating costs and expenses (1)	73,163	59,274	54,558	63,945	250,940
Operating	70,156	66,956	54,060	24,681	215,853
Income attributable to Verisign stockholders	44,693	17,196	31,367	60,680	153,936
Income per share attributable to Verisign stockholders (2):					
Basic	$ 0.23	$ 0.09	$ 0.16	$ 0.32	$ 0.80
Diluted	$ 0.23	$ 0.09	$ 0.16	$ 0.32	$ 0.80
Total:					
Net income attributable to Verisign stockholders	$ 65,020	$ 34,874	$ 53,611	$ 92,048	$245,553
Income per share attributable to Verisign stockholders (2):					
Basic	$ 0.34	$ 0.18	$ 0.28	$ 0.49	$ 1.28
Diluted	$ 0.34	$ 0.18	$ 0.28	$ 0.48	$ 1.28

(1) Other operating costs and expenses include sales and marketing expenses, research and development expenses, general and administrative expenses, and restructuring, impairments and other charges, net.

(2) Net income per share attributable to Verisign stockholders is computed independently. Therefore, the sum of the quarterly net income (loss) per share may not equal the total computed for the fiscal year or any cumulative interim period.

(3) Income from discontinued operations attributable to Verisign stockholders during the quarter ended June 30, 2009, is reduced by an income tax expense of $55.6 million primarily related to the divestiture of certain businesses, partially offset by a $15.6 million reversal of estimated losses on assets held for sale.

(4) Operating income from continuing operations during the quarter ended September 30, 2009, is reduced by a $9.7 million impairment charge related to our *.name* gTLD intangible asset. Income from discontinued operations attributable to Verisign stockholders during the quarter ended September 30, 2009, includes a $21.6 million reversal of estimated losses on assets held for sale.

(5) Income from continuing operations attributable to Verisign stockholders during the quarter ended December 31, 2009, includes a reduction in our income tax expense, which was primarily attributable to tax benefits from our foreign operations and a conclusion of a

state tax audit. Income from discontinued operations attributable to Verisign stockholders during the quarter ended December 31, 2009, includes a $4.1 million cumulative depreciation adjustment correcting for certain assets that were depreciated over a period longer than their useful lives and an income tax benefit of $40.4 million primarily attributable to a capital loss generated from the divestiture of a certain business.

(6) Adjusted for the reclassification of our CPS business from continuing operations to discontinued operations. See Note 1, "Description of Business and Summary of Significant Accounting Policies," *Reclassifications*, of our Notes to Consolidated Financial Statements in Item 15 of this Form 10-K for further information.

Our quarterly revenues and operating results are difficult to forecast. Therefore, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and should not be relied upon as an indication of future performance. Also, operating results may fall below our expectations and the expectations of securities analysts or investors in one or more future quarters. If this were to occur, the market price of our common stock would likely decline. For further information regarding the quarterly fluctuation of our revenues and operating results, see Item 1A, "Risk Factors-Our operating results may fluctuate and our future revenues and profitability are uncertain."

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

a. Evaluation of Disclosure Controls and Procedures

Based on our management's evaluation, with the participation of our Chief Executive Officer (our principal executive officer) and our Chief Financial Officer (our principal financial officer), as of the end of the period covered by this Annual Report on Form 10-K, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

b. Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 using the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on our evaluation under the COSO framework, management has concluded that our internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

KPMG LLP, an independent registered public accounting firm, has issued a report concerning the effectiveness of our internal control over financial reporting as of December 31, 2010. See "Report of Independent Registered Public Accounting Firm" in Item 15 of this Form 10-K.

c. Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the three months ended December 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

d. Inherent Limitations of Disclosure Controls and Internal Control Over Financial Reporting

Because of its inherent limitations, our internal control over financial reporting may not prevent material errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The continued effectiveness of our internal control over financial reporting is subject to risks, including that the control may become inadequate because of changes in conditions or that the degree of compliance with our policies or procedures may deteriorate.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item relating to our directors and nominees, regarding compliance with Section 16(a) of the Securities Act of 1934, and regarding our Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee will be included under the captions "Proposal No. 1: Election of Directors," "Security Ownership of Certain Beneficial Owners and Management—Section 16(a) Beneficial Ownership Reporting Compliance," and "Corporate Governance" in our Proxy Statement related to the 2011 Annual Meeting of Stockholders and is incorporated herein by reference.

Pursuant to General Instruction G(3) of Form 10-K, the information required by this item relating to our executive officers is included under the caption "Executive Officers of the Registrant" in Part I of this Annual Report on Form 10-K.

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and other senior accounting officers. This code of ethics, titled "Code of Ethics for the Chief Executive Officer and Senior Financial Officers," is posted on our website along with the "Verisign Code of Conduct" that applies to all officers and employees, including the aforementioned officers. The Internet address for our website is *www.verisigninc.com*, and the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" may be found from our main Web page by clicking first on "company info," next on "investor information," next on "Corporate Governance," next on "Ethics and Business Conduct," and finally on "Code of Ethics for the Chief Executive Officer and Senior Financial Officers." The "Verisign Code of Conduct" applicable to all officers and employees can similarly be found on the Web page for "Ethics and Business Conduct" under the link entitled "Verisign Code of Conduct—2009."

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" or, to the extent also applicable to the principal executive officer, principal financial officer, or other senior accounting officers, the "Verisign Code of Conduct" by posting such information on our website, on the Web page found by clicking through to "Ethics and Business Conduct" as specified above.

ITEM 11. EXECUTIVE COMPENSATION

Information about Director and executive compensation is incorporated herein by reference from the discussion under the caption "Executive Compensation" in our Proxy Statement related to the 2011 Annual Meeting of Stockholders. Information about our Compensation Committee will be included under the caption "Corporate Governance" in our Proxy Statement related to the 2011Annual Meeting of Stockholders and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item is incorporated herein by reference from the discussion under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our Proxy Statement related to the 2011 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information about certain relationships and transactions with related parties is incorporated by reference from the discussion under the captions "Policies and Procedures with Respect to Transactions with Related Persons" and "Certain Relationships and Related Transactions" in our Proxy Statement related to the 2011

Annual Meeting of Stockholders. Information about director independence is incorporated by reference from the discussion under the caption "Independence of Directors" in our Proxy Statement related to the 2011 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about the fees for professional services rendered by our independent auditors in 2010 and 2009 is incorporated by reference from the discussion under the caption "Principal Accountant Fees and Services" in our Proxy Statement related to the 2011 Annual Meeting of Stockholders. Our Audit Committee's policy on pre-approval of audit and permissible non-audit services of our independent auditors is incorporated by reference from the section captioned "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors" in our Proxy Statement related to the 2011 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report

Financial statements

- Reports of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2010 and 2009
- Consolidated Statements of Operations for the Years Ended December 31, 2010, 2009 and 2008
- Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2010, 2009 and 2008
- Consolidated Statements of Cash Flows for the Years Ended December 31, 2010, 2009 and 2008
- Notes to Consolidated Financial Statements

Financial statement schedules

- Financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

3. Exhibits

(a) Index to Exhibits

Pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), the Company has filed certain agreements as exhibits to this Form 10-K. These agreements may contain representations and warranties by the parties thereto. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (1) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements prove to be inaccurate, (2) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the Company's filings or are not required to be disclosed in those filings, (3) may apply materiality standards different from what may be viewed as material to investors and (4) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe the Company's actual state of affairs at the date hereof or at any other time.

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
2.01	Agreement and Plan of Merger dated as of March 6, 2000, by and among the Registrant, Nickel Acquisition Corporation and Network Solutions, Inc.	8-K	3/8/00	2.1	
2.02	Agreement and Plan of Merger dated September 23, 2001, by and among the Registrant, Illinois Acquisition Corporation and Illuminet Holdings, Inc.	S-4	10/10/01	4.03	
2.03	Purchase Agreement dated as of October 14, 2003, as amended, among the Registrant and the parties indicated therein.	8-K	12/10/03	2.1	
2.04	Sale and Purchase Agreement Regarding the Sale and Purchase of All Shares In Jamba! AG dated May 23, 2004 between the Registrant and certain other named individuals.	10-K	3/16/05	2.04	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
2.05	Asset Purchase Agreement dated October 10, 2005, as amended, among the Registrant, eBay, Inc. and the other parties thereto.	8-K	11/23/05	2.1	
3.01	Fourth Amended and Restated Certificate of Incorporation of the Registrant.	S-1	11/5/07	3.01	
3.02	Fifth Amended and Restated Bylaws of the Registrant.	8-K	7/3/08	3.01	
4.01	Rights Agreement dated as of September 27, 2002, between the Registrant and Mellon Investor Services LLC, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Summary of Stock Purchase Rights and as Exhibit C the Form of Rights Certificate.	8-A	9/30/02	4.01	
4.02	Amendment to Rights Agreement dated as of February 11, 2003, between the Registrant and Mellon Investor Services LLC, as Rights Agent.	8-A/A	3/19/03	4.02	
4.03	Indenture dated as of August 20, 2007 between the Registrant and U.S. Bank National Association.	8-K/A	9/6/07	4.1	
4.04	Registration Rights Agreement dated as of August 20, 2007 between the Registrant and J.P. Morgan Securities, Inc.	8-K/A	9/6/07	4.2	
10.01	Form of Revised Indemnification Agreement entered into by the Registrant with each of its directors and executive officers.	10-K	3/31/03	10.02	
10.02	Registrant's 1998 Equity Incentive Plan, as amended through February 8, 2005. +	10-K	3/16/05	10.04	
10.03	Form of 1998 Equity Incentive Plan Restricted Stock Purchase Agreement. +	10-Q	11/14/03	10.1	
10.04	Form of 1998 Equity Incentive Plan Restricted Stock Unit Agreement. +	10-K	3/16/05	10.06	
10.05	409A Options Election Form and related documentation. +	8-K	1/4/07	99.01	
10.06	Registrant's 1998 Directors Stock Option Plan, as amended through May 22, 2003, and form of stock option agreement. +	S-8	6/23/03	4.02	
10.07	Registrant's 1998 Employee Stock Purchase Plan, as amended through January 30, 2007. +	10-Q	7/16/07	10.01	
10.08	Registrant's 2001 Stock Incentive Plan, as amended through November 22, 2002. +	10-K	3/31/03	10.08	
10.09	Registrant's 2006 Equity Incentive Plan, as adopted May 26, 2006. +	10-Q	7/12/07	10.02	
10.10	Registrant's 2006 Equity Incentive Plan, form of Stock Option Agreement. +	10-Q	7/12/07	10.03	
10.11	Registrant's 2006 Equity Incentive Plan, form of Directors Nonqualified Stock Option Grant. +	10-Q	8/9/07	10.01	
10.12	Nonqualified Registrant's 2006 Equity Incentive Plan, amended form of Nonqualified Directors Stock Option Grant. +	S-1	11/5/07	10.15	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.13	Registrant's 2006 Equity Incentive Plan, form of Employee Restricted Stock Unit Agreement. +	10-Q	7/12/07	10.04	
10.14	Registrant's 2006 Equity Incentive Plan, form of Non-Employee Director Restricted Stock Unit Agreement. +	10-Q	7/12/07	10.05	
10.15	Registrant's 2006 Equity Incentive Plan, form of Performance-Based Restricted Stock Unit Agreement. +	8-K	8/30/07	99.1	
10.16	Registrant's 2007 Employee Stock Purchase Plan, as adopted August 30, 2007. +	S-1	11/5/07	10.19	
10.17	Assignment Agreement, dated as of April 18, 1995 between the Registrant and RSA Data Security, Inc.	S-1	1/29/98	10.15	
10.18	BSAFE/TIPEM OEM Master License Agreement, dated as of April 18, 1995, between the Registrant and RSA Data Security, Inc., as amended.	S-1	1/29/98	10.16	
10.19	Amendment Number Two to BSAFE/TIPEM OEM Master License Agreement dated as of December 31, 1998 between the Registrant and RSA Data Security, Inc.	S-1	1/5/99	10.31	
10.20	Non-Compete and Non-Solicitation Agreement, dated April 18, 1995, between the Registrant and RSA Security, Inc.	S-1	1/29/98	10.17	
10.21	Microsoft/VeriSign Certificate Technology Preferred Provider Agreement, effective as of May 1, 1997, between the Registrant and Microsoft Corporation.*	S-1	1/29/98	10.18	
10.22	Master Development and License Agreement, dated as of September 30, 1997, between the Registrant and Security Dynamics Technologies, Inc.*	S-1	1/29/98	10.19	
10.23	Amendment Number One to Master Development and License Agreement dated as of December 31, 1998 between the Registrant and Security Dynamics Technologies, Inc.	S-1	1/5/99	10.30	
10.24	Employment Offer Letter between the Registrant and Richard H. Goshorn dated April 25, 2007. +	10-Q	8/9/07	10.02	
10.25	Employment Offer Letter between the Registrant and Kevin A. Werner dated September 20, 2007. +	S-1	11/5/07	10.37	
10.26	2006 *.com* Registry Agreement between VeriSign and ICANN, effective March 1, 2006.	10-K	7/12/07	10.26	
10.27	Amendment No. Thirty (30) to Cooperative Agreement - Special Awards Conditions NCR-92-18742, between VeriSign and U.S. Department of Commerce managers.	10-K	7/12/07	10.27	
10.28	Deed of Lease between TST Waterview I, L.L.C. and the Registrant, dated as of July 19, 2001.	10-Q	11/14/01	10.01	
10.29	Confirmation of Accelerated Purchase of Equity Securities dated August 14, 2007 between the Registrant and J P Morgan Securities, Inc. †	S-1	11/5/07	10.44	
10.30	Limited Liability Company Agreement by and among Fox US Mobile Holdings, Inc., News Corporation, VeriSign U.S. Holdings, Inc. and US Mobile Holdings, LLC, dated January 31, 2007.*	10-Q	7/16/07	10.03	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.31	Confirmation of Accelerated Repurchase of Common Stock dated February 8, 2008 between the Registrant and J.P. Morgan Securities, Inc., as agent to JPMorgan Chase Bank, National Association, London Branch. †	10-Q	5/12/08	10.01	
10.32	Settlement Agreement and General Release by and between VeriSign, Inc. and William A. Roper, Jr., dated June 30, 2008. +	10-Q	8/8/08	10.02	
10.33	Release and Waiver of Age Discrimination Claims by William A. Roper, Jr., dated June 30, 2008. +	10-Q	8/8/08	10.03	
10.34	Executive Employment Agreement between VeriSign, Inc. and D. James Bidzos, dated as of August 20, 2008. +	10-Q	11/7/08	10.01	
10.35	VeriSign, Inc. 2006 Equity Incentive Plan Amended and Restated Employee Restricted Stock Unit Agreement between VeriSign, Inc. and D. James Bidzos. +	10-Q	11/7/08	10.02	
10.36	Assignment of Invention, Nondisclosure and Nonsolicitation Agreement between VeriSign, Inc. and D. James Bidzos, dated August 20, 2008.	10-Q	11/7/08	10.03	
10.37	Consulting Agreement between VeriSign, Inc. and Roger Moore, dated October 3, 2008.* +	10-Q	11/7/08	10.04	
10.38	Assignment of Invention, Nondisclosure and Nonsolicitation Agreement between VeriSign, Inc. and Roger Moore, dated October 1, 2008.	10-Q	11/7/08	10.05	
10.39	Purchase and Termination Agreement dated as of October 6, 2008, by and among Fox Entertainment Group, Inc., Fox US Mobile Holdings, Inc., US Mobile Holdings, LLC, Fox Dutch Mobile B.V., Jamba Netherlands Mobile Holdings GP B.V., Netherlands Mobile Holdings C.V., VeriSign, Inc., VeriSign US Holdings, Inc., VeriSign Netherlands Mobile Holdings B.V., and VeriSign Switzerland S.A.	10-Q	11/7/08	10.06	
10.40	VeriSign, Inc. 2006 Equity Incentive Plan, adopted May 26, 2006, as amended August 5, 2008. +	10-Q	11/7/08	10.07	
10.41	Form of VeriSign, Inc. 2006 Equity Incentive Plan Stock Option Agreement. +	10-Q	11/7/08	10.08	
10.42	Form of VeriSign, Inc. 2006 Equity Incentive Plan Employee Restricted Stock Unit Agreement. +	10-Q	11/7/08	10.09	
10.43	Form of VeriSign, Inc. 2006 Equity Incentive Plan Performance Based Restricted Stock Unit Agreement. +	10-Q	11/7/08	10.10	
10.44	Employment Offer Letter between the Registrant and Mark D. McLaughlin dated January 9, 2009. +	8-K	1/14/09	10.01	
10.45	Arrangement Agreement dated as of January 23, 2009 between VeriSign, Inc. and Certicom Corp.	10-K	3/3/09	10.59	
10.46	Asset Purchase Agreement between VeriSign, Inc. and Transaction Network Services, dated March 2, 2009.	10-Q	5/8/09	10.03	
10.47	Amended and Restated Consulting Agreement between VeriSign, Inc. and Roger Moore dated March 26, 2009. *+	10-Q/A	8/06/09	10.01	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.48	Letter Agreement dated May 1, 2009 to Asset Purchase Agreement between VeriSign, Inc. and Transaction Network Services, Inc., dated March 2, 2009.	10-Q	8/06/09	10.01	
10.49	Promotion Letter from VeriSign, Inc. to Brian G. Robins dated August 4, 2009. +	10-Q	11/06/09	10.01	
10.50	Promotion Letter from VeriSign, Inc. to Mark D. McLaughlin dated August 17, 2009. +	10-Q	11/06/09	10.02	
10.51	Form of Amended and Restated Change-in-Control and Retention Agreement for Executive Officers. +	10-Q	11/06/09	10.03	
10.52	Change-in-Control and Retention Agreement for Chief Executive Officer entered into as of August 17, 2009 by and between VeriSign, Inc. and Mark D. McLaughlin. +	10-Q	11/06/09	10.04	
10.53	Acquisition Agreement by and among VeriSign, Inc., a Delaware corporation, VeriSign S.À.R.L., VeriSign Do Brasil Serviços Para Internet Ltda, VeriSign Digital Services Technology (China) Co., Ltd., VeriSign Services India Private Limited, and Syniverse Holdings, Inc., a Delaware corporation dated as of August 24, 2009. †	10-Q	11/06/09	10.05	
10.54	Letter Amendment to the Acquisition Agreement by and among VeriSign, Inc., a Delaware corporation, VeriSign S.À.R.L., VeriSign Do Brasil Serviços Para Internet Ltda, VeriSign Digital Services Technology (China) Co., Ltd., VeriSign Services India Private Limited, and Syniverse Holdings, Inc., a Delaware corporation dated as of August 24, 2009, by and among each of the parties thereto, dated October 2, 2009.	10-Q	11/06/09	10.06	
10.55	Letter Amendment No. 2 to the Amendment to the Acquisition Agreement by and among VeriSign, Inc., a Delaware corporation, VeriSign S.À.R.L., VeriSign Do Brasil Serviços Para Internet Ltda, VeriSign Digital Services Technology (China) Co., Ltd., VeriSign Services India Private Limited, and Syniverse Holdings, Inc., a Delaware corporation dated as of August 24, 2009, by and among each of the parties thereto, Syniverse Technologies Services (India) Private Limited, dated October 23, 2009.	10-Q	11/06/09	10.07	
10.56	Employment Offer Letter between the Registrant and Christine C. Brennan dated December 22, 2009.+	10-K	03/02/10	10.61	
10.57	Form of Indemnity Agreement entered into by the Registrant with each of its directors and executive officers.+	10-Q	04/28/10	10.01	
10.58	Acquisition Agreement between VeriSign, Inc., a Delaware corporation, and Symantec Corporation, a Delaware corporation, dated as of May 19, 2010.*	10-Q	08/03/10	10.01	
10.59	VeriSign, Inc. 2006 Equity Incentive Plan Form of Stock Option Agreement.+	10-Q	08/03/10	10.02	
10.60	VeriSign, Inc. 2006 Equity Incentive Plan Form of Employee Restricted Stock Unit Agreement.+	10-Q	08/03/10	10.03	

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number	
10.61	VeriSign, Inc. 2006 Equity Incentive Plan Form of Directors Nonqualified Stock Option Grant Agreement.+	10-Q	08/03/10	10.04	
10.62	VeriSign, Inc. 2006 Equity Incentive Plan Form of Non-Employee Director Restricted Stock Unit Agreement.+	10-Q	08/03/10	10.05	
10.63	Deed of Lease between 12061 Bluemont Owner, LLC, a Delaware limited liability company as Landlord, and VeriSign, Inc., a Delaware corporation as Tenant, dated as of September 15, 2010.	10-Q	10/29/10	10.01	
10.64	VeriSign, Inc. Annual Incentive Compensation Plan. +				X
10.65	VeriSign, Inc. 2006 Equity Incentive Plan Form of Performance-Based Restricted Stock Unit Agreement +				X
21.01	Subsidiaries of the Registrant.				X
23.01	Consent of Independent Registered Public Accounting Firm.				X
24.01	Powers of Attorney (Included on Page 72 as part of the signature pages hereto).				X
25.01	Statement of Eligibility of Trustee on Form T-1 with respect to the Indenture dated as of August 20, 2007.	S-1	11/5/07	25.01	
31.01	Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a).				X
31.02	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a).				X
32.01	Certification of President and Chief Executive Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).**				X
32.02	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350).**				X
101.INS	XBRL Instance Document. ***				
101.SCH	XBRL Taxonomy Extension Schema. ***				
101.CAL	XBRL Taxonomy Extension Calculation Linkbase. ***				
101.DEF	XBRL Taxonomy Extension Definition Linkbase. ***				
101.LAB	XBRL Taxonomy Extension Label Linkbase. ***				
101.PRE	XBRL Taxonomy Extension Presentation Linkbase. ***				

† Certain portions of this exhibit have been omitted and have been filed separately with the SEC pursuant to a request for confidential treatment under Rule 24b-2 as promulgated under the Securities Exchange Act of 1934.

* Confidential treatment was received with respect to certain portions of this agreement. Such portions were omitted and filed separately with the Securities and Exchange Commission.

** As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of VeriSign, Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

\+ Indicates a management contract or compensatory plan or arrangement.

*** Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dulles, Commonwealth of Virginia, on the 24th day of February 2011.

VERISIGN, INC.

By /S/ MARK D. MCLAUGHLIN

Mark D. McLaughlin
President and Chief Executive Officer
(Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Mark D. McLaughlin, Brian G. Robins, and Richard H. Goshorn, and each of them, his or her true lawful attorneys-in-fact and agents, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on the 24th day of February 2011.

Signature	Title
/S/ MARK D. MCLAUGHLIN MARK D. MCLAUGHLIN	President, Chief Executive Officer and Director (Principal Executive Officer)
/S/ BRIAN G. ROBINS BRIAN G. ROBINS	Chief Financial Officer (Principal Financial and Accounting Officer)
/S/ D. JAMES BIDZOS D. JAMES BIDZOS	Executive Chairman and Director
/S/ WILLIAM L. CHENEVICH WILLIAM L. CHENEVICH	Director
/S/ KATHLEEN A. COTE KATHLEEN A. COTE	Director
ROGER H. MOORE	Director
/S/ JOHN D. ROACH JOHN D. ROACH	Director

Signature	Title
/s/ LOUIS A. SIMPSON LOUIS A. SIMPSON	Director
/s/ TIMOTHY TOMLINSON TIMOTHY TOMLINSON	Director

FINANCIAL STATEMENTS

As required under Item 8—Financial Statements and Supplementary Data, the consolidated financial statements of VeriSign, Inc. are provided in this separate section. The consolidated financial statements included in this section are as follows:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
VeriSign, Inc.:

We have audited VeriSign, Inc.'s (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting (Item 9A.b). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of VeriSign, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated February 24, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Mountain View, California
February 24, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
VeriSign, Inc.:

We have audited the accompanying consolidated balance sheets of VeriSign, Inc. and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive (loss) income, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VeriSign, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2011 expressed an unqualified opinion on the effectiveness of VeriSign, Inc.'s internal control over financial reporting.

/s/ KPMG LLP

Mountain View, California
February 24, 2011

VERISIGN, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,559,628	$ 1,477,166
Marketable securities	501,238	185
Accounts receivable, net	14,874	63,133
Prepaid expenses and other current assets	102,217	168,574
Total current assets	2,177,957	1,709,058
Property and equipment, net	190,319	403,821
Goodwill	52,527	289,980
Other intangible assets, net	2,619	22,420
Other assets	20,584	44,865
Total long-term assets	266,049	761,086
Total assets	$ 2,444,006	$ 2,470,144
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 195,235	$ 243,967
Deferred revenues	457,478	642,507
Total current liabilities	652,713	886,474
Long-term deferred revenues	205,560	245,734
Convertible debentures, including contingent interest derivative	581,626	574,378
Long-term deferred tax liabilities	309,696	144,777
Other long-term liabilities	17,981	20,117
Total long-term liabilities	1,114,863	985,006
Total liabilities	1,767,576	1,871,480
Commitments and contingencies		
Stockholders' equity:		
Verisign stockholders' equity:		
Preferred stock—par value $.001 per share; Authorized shares: 5,000,000; Issued and outstanding shares: none	—	—
Common stock—par value $.001 per share; Authorized shares: 1,000,000,000; Issued and outstanding shares: 172,736,281, excluding 140,576,600 held in treasury, at December 31, 2010; and 183,299,463, excluding 124,434,684 held in treasury, at December 31, 2009	313	308
Additional paid-in capital	21,040,919	21,736,209
Accumulated deficit	(20,363,468)	(21,194,435)
Accumulated other comprehensive (loss) income	(1,334)	7,659
Total Verisign stockholders' equity	676,430	549,741
Noncontrolling interest in subsidiary	—	48,923
Total stockholders' equity	676,430	598,664
Total liabilities and stockholders' equity	$ 2,444,006	$ 2,470,144

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,		
	2010	2009	2008
Revenues	$ 680,578	$615,947	$ 558,896
Costs and expenses			
Cost of revenues	156,676	166,705	160,845
Sales and marketing	83,390	75,348	84,843
Research and development	53,664	52,364	61,750
General and administrative	137,704	146,531	168,873
Restructuring, impairments and other charges, net	16,861	15,041	108,597
Total costs and expenses	448,295	455,989	584,908
Operating income (loss)	232,283	159,958	(26,012)
Interest expense	(157,667)	(47,351)	(44,391)
Non-operating income, net	20,738	11,945	93,887
Income from continuing operations before income taxes and loss from unconsolidated entities	95,354	124,552	23,484
Income tax (expense) benefit	(25,322)	(32,935)	12,070
Loss from unconsolidated entities, net of tax	—	—	(3,868)
Income from continuing operations, net of tax	70,032	91,617	31,686
Income (loss) from discontinued operations, net of tax	763,822	157,622	(421,946)
Net income (loss)	833,854	249,239	(390,260)
Less: Net (income) loss attributable to non controlling interest in subsidiary	(2,887)	(3,686)	16,009
Net income (loss) attributable to Verisign stockholders	$ 830,967	$245,553	$(374,251)
Basic income (loss) per share attributable to Verisign stockholders from:			
Continuing operations	$ 0.39	$ 0.48	$ 0.16
Discontinued operations	4.29	0.80	(2.06)
Net income (loss)	$ 4.68	$ 1.28	$ (1.90)
Diluted income (loss) per share attributable to Verisign stockholders from			
Continuing operations	$ 0.39	$ 0.48	$ 0.16
Discontinued operations	4.25	0.80	(2.03)
Net income (loss)	$ 4.64	$ 1.28	$ (1.87)
Shares used to compute net income (loss) per share attributable to Verisign stockholders:			
Basic	177,534	191,821	197,201
Diluted	178,965	192,575	200,602
Amounts attributable to Verisign stockholders:			
Income from continuing operations, net of tax	$ 70,032	$ 91,617	$ 31,686
Income (loss) from discontinued operations, net of tax	760,935	153,936	(405,937)
Net income (loss) attributable to Verisign stockholders	$ 830,967	$245,553	$(374,251)

See accompanying Notes to Consolidated Financial Statements

VERISIGN, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME
(In thousands)

	Total Stockholders' Equity	Verisign stockholders': Common Stock						Noncontrolling Interest In Subsidiary
		Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total	
Balance at December 31, 2007	$ 1,969,061	222,849	$297	$22,976,993	$(21,065,737)	$ 3,023	$1,914,576	$54,485
Comprehensive loss:								
Net loss	(390,260)	—	—	—	(374,251)	—	(374,251)	(16,009)
Other comprehensive income (loss):								
Foreign currency translation adjustments	28,296	—	—	—	—	14,494	14,494	13,802
Change in unrealized loss on investments, net of tax	(511)	—	—	—	—	(511)	(511)	—
Total comprehensive loss	(362,475)	—	—	—	—	—	(360,268)	(2,207)
Issuance of common stock under stock plans	122,427	7,696	7	122,420	—	—	122,427	—
Stock-based compensation	92,503	—	—	92,603	—	—	92,603	(100)
Dividend declared to noncontrolling interest in subsidiary	(730)	—	—	—	—	—	—	(730)
Net excess income tax benefits associated with stock-based compensation and other	24,894	—	—	27,177	—	—	27,177	(2,283)
Repurchase of common stock	(1,327,378)	(38,997)	—	(1,327,378)	—	—	(1,327,378)	—
Sale of subsidiary shares to noncontrolling interest	119	—	—	76	—	—	76	43
Balance at December 31, 2008	518,421	191,548	304	21,891,891	(21,439,988)	17,006	469,213	49,208
Comprehensive income:								
Net income	249,239	—	—	—	245,553	—	245,553	3,686
Other comprehensive (loss) income:								
Foreign currency translation adjustments	(4,290)	—	—	—	—	(2,203)	(2,203)	(2,087)
Realized foreign currency translation adjustments, included in net income	(7,436)	—	—	—	—	(7,436)	(7,436)	—
Change in unrealized gain on investments, net of tax	(59)					17	17	(76)
Realized loss on investments, included in net income	281	—	—	—	—	150	150	131
Total comprehensive income	237,735						236,081	1,654
Issuance of common stock under stock plans	36,204	3,468	4	36,200	—	—	36,204	—
Stock-based compensation	53,693	—	—	53,667	—	—	53,667	26
Dividend declared to noncontrolling interest in subsidiary	(807)	—	—	—	—	—	—	(807)
Net excess income tax benefits associated with stock-based compensation and other	15,452	—	—	15,452	—	—	15,452	—
Repurchase of common stock	(260,571)	(11,717)	—	(260,571)	—	—	(260,571)	—
Repurchase of subsidiary's common stock from noncontrolling interest	(1,463)	—	—	(430)	—	125	(305)	(1,158)
Balance at December 31, 2009	598,664	183,299	308	21,736,209	(21,194,435)	7,659	549,741	48,923

VERISIGN, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE (LOSS) INCOME—(Continued)
(In thousands)

		Verisign stockholders'						
	Total Stockholders' Equity	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Total	Noncontrolling Interest In Subsidiary
Comprehensive income:								
Net income	833,854	—	—	—	830,967	—	830,967	2,887
Other comprehensive income (loss):								
Foreign currency translation adjustments	7,327	—	—	—	—	3,987	3,987	3,340
Realized foreign currency translation adjustments, included in net income	(29,076)	—	—	—	—	(15,052)	(15,052)	(14,024)
Change in unrealized gain on investments, net of tax	2,586	—	—	—	—	2,545	2,545	41
Realized (gain) on investments, included in net income	(456)	—	—	—	—	(473)	(473)	17
Total comprehensive income	814,235						821,974	(7,739)
Issuance of common stock under stock plans	92,510	5,579	5	92,505	—	—	92,510	—
Stock-based compensation	54,091	—	—	54,087	—	—	54,087	4
Special dividend paid	(518,217)			(518,217)			(518,217)	—
Dividend declared to noncontrolling interest in subsidiary	(856)	—	—	—	—	—	—	(856)
Deconsolidation upon divestiture of the Authentication Services business	(40,332)	—	—	—	—	—	—	(40,332)
Net excess income tax benefits associated with stock-based compensation	126,084	—	—	126,084	—	—	126,084	—
Repurchase of common stock	(449,749)	(16,142)	—	(449,749)	—	—	(449,749)	—
Balance at December 31, 2010	$ 676,430	172,736	$313	$21,040,919	$(20,363,468)	$ (1,334)	$676,430	$—

See accompanying Notes to Consolidated Financial Statements.

VERISIGN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2010	2009	2008
Cash flows from operating activities:			
Net income (loss)	$ 833,854	$ 249,239	$ (390,260)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Net (gain) loss on sale of discontinued operations, net of tax	(725,254)	(28,320)	349,957
Depreciation of property and equipment	62,605	74,067	102,915
Amortization of other intangible assets	5,050	12,199	25,663
Stock-based compensation	52,178	51,166	90,066
Impairment of goodwill	—	—	123,412
Loss on sale and impairment of other long-lived assets	—	12,481	92,182
Excess tax benefit associated with stock-based compensation	(131,926)	(25,880)	(41,547)
Other, net	9,474	(3,567)	5,274
Changes in operating assets and liabilities, excluding the effects of acquisitions and divestitures:			
Accounts receivable	13,147	25,798	54,048
Prepaid expenses and other assets	(19,105)	(47,418)	(10,384)
Accounts payable and accrued liabilities	34,952	34,545	(13,194)
Deferred revenues	80,231	40,881	95,902
Net cash provided by operating activities	215,206	395,191	484,034
Cash flows from investing activities:			
Proceeds received from divestiture of businesses, net of cash contributed and transaction costs	1,162,306	469,380	274,295
Proceeds from maturities and sales of marketable securities and investments	313,817	129,479	99,635
Purchases of marketable securities and investments	(787,718)	(1,150)	—
Purchases of property and equipment	(80,527)	(116,876)	(120,990)
Proceeds from sale of property and equipment	—	6,064	48,843
Cash received from trust, previously restricted	—	—	45,000
Reclassification of cash equivalents to other current assets	—	—	(248,541)
Investment in unconsolidated entities	—	—	(15,679)
Other investing activities	(4,788)	(2,442)	(5,799)
Net cash provided by investing activities	603,090	484,455	76,764
Cash flows from financing activities:			
Proceeds from issuance of common stock from option exercises and employee stock purchase plans	92,510	36,204	122,427
Repurchases of common stock	(449,749)	(260,571)	(1,327,378)
Payment of dividends to stockholders	(518,217)	—	—
Excess tax benefit associated with stock-based compensation	131,926	25,880	41,547
Proceeds received from borrowings	—	3,205	200,000
Repayment of borrowings	(1,004)	(1,134)	(200,000)
Other financing activities	(740)	(1,578)	(623)
Net cash used in financing activities	(745,274)	(197,994)	(1,164,027)
Effect of exchange rate changes on cash and cash equivalents	9,440	6,446	15,575
Net increase (decrease) in cash and cash equivalents	82,462	688,098	(587,654)
Cash and cash equivalents at beginning of period	1,477,166	789,068	1,376,722
Cash and cash equivalents at end of period	$1,559,628	$1,477,166	$ 789,068
Supplemental cash flow disclosures:			
Cash paid for interest, net of capitalized interest	$ 148,870	$ 39,256	$ 35,677
Cash paid for income taxes, net of refunds received	$ 8,502	$ 21,881	$ 14,712
(Payable) receivable to/from purchasers of divested businesses	$ (4,250)	$ 15,780	$ 13,822

See accompanying Notes to Consolidated Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

VeriSign, Inc. ("Verisign" or "the Company") was incorporated in Delaware on April 12, 1995. It is a provider of Internet infrastructure services. By leveraging its global infrastructure, it provides network confidence and availability for mission-critical Internet services, such as domain name registry services and infrastructure assurance services. The Company's service capabilities enable domain name registration through its registrar partners and provide network availability for registrars and Internet users alike.

The Company's business consists of one reportable segment, namely Naming Services, which consists of Registry Services and Network Intelligence and Availability ("NIA") Services. Registry Services operates the authoritative directory of all *.com, .net, .cc, .tv,* and *.name* domain names and the back-end systems for all *.jobs* and *.edu* domain names. NIA Services provides infrastructure assurance to organizations and is comprised of Verisign iDefense Security Intelligence Services ("iDefense"), Managed Domain Name System Services ("Managed DNS"), and Distributed Denial of Service ("DDoS") mitigation.

Basis of Presentation

The accompanying consolidated financial statements of Verisign and its subsidiaries have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States ("U.S."). All significant intercompany accounts and transactions have been eliminated.

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

Reclassifications – Discontinued Operations

The Consolidated Statements of Operations have been reclassified for all periods presented to reflect the presentation of all divested and wound-down businesses as discontinued operations. Unless noted otherwise, discussions in the Notes to Consolidated Financial Statements pertain to continuing operations. Reclassification activity occurring in 2010 which has been applied retroactively, include the following:

On August 9, 2010, the Company sold its Authentication Services business, including outstanding shares of capital stock of its majority-owned subsidiary VeriSign Japan K.K. ("VeriSign Japan") and trademarks and certain intellectual property used in the Authentication Services business (including the VeriSign checkmark logo and the Geotrust and thawte brand names), to Symantec Corporation ("Symantec"). Current and historical results of operations of the Authentication Services business have been classified as discontinued operations.

In November 2010, the Company ceased the operations of its Content Portal Services ("CPS") business. Current and historical results of operations of the CPS business have been classified as discontinued operations.

Reclassifications – Segment Information

As a result of the sale of the Authentication Services business, included in the former Internet, Infrastructure and Identity Services ("3IS") segment, and ceasing operations of the CPS business and the divestiture of legacy products and services, comprising the former Other Services segment, the Company's only reportable segment is now Naming Services.

Significant Accounting Policies

Cash and Cash Equivalents

Verisign considers all highly-liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include certain money market funds, commercial paper, debt securities and various deposit accounts. Verisign maintains its cash and cash equivalents with financial institutions that have investment grade ratings and, as part of its cash management process, performs periodic evaluations of the relative credit standing of these financial institutions. In 2008, because of liquidity concerns, the Company reclassified its money-market investments in The Reserve Primary Fund and The Reserve International Liquidity Fund, Ltd (collectively "Funds held by The Reserve") from Cash and cash equivalents to Prepaid expenses and other current assets in its consolidated balance sheet.

Marketable Securities

Marketable securities consists of debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies, corporate debt securities and debt securities issued by foreign governments. All marketable securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses, net of taxes, are reported as a component of Accumulated other comprehensive (loss) income. The specific identification method is used to determine the cost basis of the marketable securities sold. The Company classifies its marketable securities as current based on their nature and availability for use in current operations.

Trade Accounts Receivable and Allowances for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and generally do not include finance charges. Verisign maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Verisign regularly reviews the adequacy of its accounts receivable allowance after considering the significance of the accounts receivable balance, each customer's expected ability to pay and its collection history with each customer. In determining its accounts receivable allowance, the Company analyzes historical collection experience and current economic trends. The Company's allowance for doubtful accounts was $0.1 million and $0.5 million at December 31, 2010 and 2009, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of 35 to 40 years for buildings, 10 years for building improvements and three to five years for computer equipment, purchased software, office equipment, and furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful lives of the assets or associated lease terms.

Capitalized Software

Software included in property and equipment includes amounts paid for purchased software and development costs for software used internally that has been capitalized. The following table summarizes the capitalized costs related to third-party implementation and consulting services as well as costs related to internally developed software:

	Year Ended December 31,	
	2010	2009
	(In thousands)	
Internally used third-party software and consulting fees	$ 1,708	$ 4,123
Internally developed software	23,713	28,895

Goodwill and Other Long-lived Assets

Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill and other intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually during the second quarter. Such goodwill and other intangible assets may also be tested for impairment between annual tests in the presence of impairment indicators such as, but not limited to: (a) a significant adverse change in legal factors or in the business climate; (b) an adverse action or assessment by a regulator; (c) unanticipated competition; (d) loss of key personnel; (e) a more-likely-than-not expectation of sale or disposal of a reporting unit or a significant portion thereof; (f) testing for recoverability of a significant asset group within a reporting unit; or (g) recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

Verisign performs its annual goodwill impairment analysis at its reporting unit level, which is one level below its operating segment level during the second quarter of each year. The fair value of Verisign's reporting units is determined using either the income or the market valuation approach or a combination thereof. Under the income approach, the fair value of the reporting unit is based on the present value of estimated future cash flows that the reporting unit is expected to generate over its remaining life. Under the market approach, the value of the reporting unit is based on an analysis that compares the value of the reporting unit to values of publicly traded companies in similar lines of business. In the application of the income and market valuation approaches, Verisign is required to make estimates of future operating trends and judgments on discount rates and other variables. Actual future results related to assumed variables could differ from these estimates.

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business, a significant decrease in the benefits realized from an acquired business, difficulties or delays in integrating the business or a significant change in the operations of an acquired business. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset, or asset group, to estimated undiscounted future cash flows expected to be generated by the asset, or asset group. An impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value.

Verisign amortizes intangible assets with estimable useful lives on a straight-line basis over their useful lives.

Restructuring Charges

Verisign records restructuring charges related to workforce reductions using a standard formula of benefits based upon tenure with the Company. The accounting for severance costs associated with an ongoing arrangement is dependent upon determination of the following criteria: (i) the Company's obligation relating to employees' rights to receive compensation for future absences is attributable to employees' services already rendered; (ii) the obligation relates to rights that vest or accumulate; (iii) payment of the compensation is probable; and (iv) the amount can be reasonably estimated. Severance costs that are considered a one-time benefit are measured at fair value and are recognized upfront or over the future service period, depending on whether future service is required, if certain conditions are met, including i) management's commitment to a detailed plan of termination that identifies the number of employees, their job classifications or functions and their locations, and expected completion date; and ii) the plan has been communicated to the employees.

Verisign records restructuring charges related to excess facilities at fair value only when the Company ceases use of the excess facilities. Excess facilities restructuring charges take into account the fair value of lease obligations of the abandoned space, including the potential for sublease income. Estimating the amount of sublease income requires management to make estimates for the space that will be rented, the rate per square foot that might be received and the vacancy period of each property.

3.25% junior subordinated convertible debentures due 2037 ("Convertible Debentures")

Verisign separately accounts for the liability (debt) and equity (conversion option) components of the Convertible Debentures in a manner that reflects the borrowing rate for a similar non-convertible debt. The liability component is recognized at fair value on the issuance date, based on the fair value of a similar instrument that does not have a conversion feature at issuance. The excess of the principal amount of the Convertible Debentures over the fair value of the liability component is the equity component or debt discount. Such excess represents the estimated fair value of the conversion feature and is recorded as Additional paid-in capital. The debt discount is amortized using the Company's effective interest rate over the term of the Convertible Debentures as a non-cash charge to interest expense included in Interest expense. The Convertible Debentures have a contingent interest payment provision, identified as an embedded derivative accounted for separately at fair value, and is marked to market at the end of each reporting period.

Foreign Currency Translation

Verisign conducts business throughout the world and transacts in multiple currencies. The functional currency for most of Verisign's international subsidiaries is the U.S. Dollar. The Company's subsidiaries' financial statements are remeasured into U.S. Dollars using a combination of current and historical exchange rates and any remeasurement gains and losses are included in Non-operating income, net, within the Consolidated Statements of Operations. The Company recorded net remeasurement gain of $9.5 million and a net remeasurement loss of $11.9 million during 2009 and 2008, respectively. Net remeasurement gain recorded for 2010 was not material.

The financial statements of the Company's subsidiaries for which the local currency is the functional currency are translated into U.S. Dollars using the current rate for assets and liabilities and a weighted-average rate for the period for revenues and expenses. This translation results in a foreign currency translation adjustment that is included in Accumulated other comprehensive (loss) income. Foreign currency translation adjustments are realized and included in net income in the period in which those subsidiaries are sold or liquidated.

Verisign maintains a foreign currency risk management program designed to mitigate foreign exchange risks associated with the monetary assets and liabilities of its operations that are denominated in non-functional currencies. The primary objective of this program is to minimize the gains and losses resulting from fluctuations in exchange rates. The Company does not enter into foreign currency transactions for trading or speculative purposes, nor does it hedge foreign currency exposures in a manner that entirely offsets the effects of changes in exchange rates. The program may entail the use of forward or option contracts, and in each case, these contracts are limited to a duration of less than 12 months. The Company's foreign currency forward contracts are usually placed and adjusted monthly. These foreign currency forward contracts are derivatives and are recorded at fair market value. The Company records gains and losses on foreign currency forward contracts to Non-operating income, net, within the Consolidated Statements of Operations. The Company recorded net losses of $2.9 million and $11.8 million and a net gain of $9.0 million during 2010, 2009 and 2008, respectively, related to foreign currency forward contracts.

As of December 31, 2010, Verisign held foreign currency forward contracts in notional amounts totaling $50.7 million to mitigate the impact of exchange rate fluctuations associated with certain assets and liabilities held in foreign currencies.

Revenue Recognition

Verisign recognizes revenues when the following four criteria are met:

- Persuasive evidence of an arrangement exists: It is the Company's customary practice to have a written contract, signed by both the customer and Verisign or a purchase order from those customers who have previously negotiated a standard master services agreement with Verisign.
- Delivery has occurred or services have been rendered: The Company's services are usually delivered from service activation date through the term of the arrangement.
- The fee is fixed or determinable: Substantially all of the Company's revenue arrangements have fixed or determinable fees.
- Collectibility is reasonably assured: Collectibility is assessed on a customer-by-customer basis. Verisign typically sells to customers for whom there is a history of successful collection. New customers are subjected to a credit review process that evaluates the customer's financial position and, ultimately, their ability to pay. If Verisign determines from the outset of an arrangement that collectibility is not probable based upon its credit review process, revenues are recognized as cash is collected.

Substantially all of the Company's revenue arrangements have multiple service deliverables. However all service deliverables in those arrangements are usually delivered over the same term and, in the absence of a discernible pattern of performance, are presumed to be delivered ratably over that service term.

If the Company enters into an arrangement with multiple elements, where the delivery of the elements occur at different times, revenue for such arrangement is allocated to the elements based on the fair value of the elements and recognized based on applicable GAAP for each element, provided standalone value exists for the delivered element(s) and objective and reliable evidence of fair value exists for the undelivered element(s).

<u>Registry Services</u>

Registry Services revenues primarily arise from fixed fees charged to registrars for the initial registration or renewal of *.com*, *.net*, *.tv*, *.name*, *.cc* or *.jobs* domain names. Revenues from the initial registration or renewal of domain names are deferred and recognized ratably over the registration term, generally one to two years and up to ten years. Fees for renewals and advance extensions to the existing term are deferred until the new incremental period commences. These fees are then recognized ratably over the renewal term.

Verisign also offers promotional marketing programs to its registrars based upon market conditions and the business environment in which the registrars operate. Amounts payable to these registrars for such promotional marketing programs are usually recorded as a reduction of revenue, unless Verisign obtains an identifiable benefit separate from the services it provides to the registrars, and the fair value of such benefit exceeds the amounts payable.

NIA Services

Following the revenue recognition criteria above, revenues from NIA Services are usually deferred and recognized over the service term, generally one to two years.

Advertising Expenses

Advertising costs are expensed as incurred and are included in Sales and marketing in the accompanying Consolidated Statements of Operations. Advertising expenses were $12.6 million, $6.9 million and $3.5 million in 2010, 2009 and 2008, respectively.

Income Taxes

Verisign uses the asset and liability method to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records a valuation allowance to reduce deferred tax assets to an amount whose realization is more likely than not.

Deferred tax liabilities and assets are classified as current or noncurrent based on the financial reporting classification of the related asset or liability, or, for deferred tax liabilities or assets that are not related to an asset or liability for financial reporting, according to the expected reversal date of the temporary difference. For every tax-paying component and within each tax jurisdiction, (a) all current deferred tax liabilities and assets are offset and presented as a single amount and (b) all noncurrent deferred tax liabilities and assets are offset and presented as a single amount.

Verisign's operations globally involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes payable are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from U.S. federal, state, and international tax audits. The Company may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from its current estimate of the tax liabilities.

The Company's assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and character of future taxable income, such as income from operations or capital gains income. Actual operating results and the underlying amount and character of income in future years could render the Company's current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause the Company's actual income tax obligations to differ from its estimates, thus materially impacting its financial position and results of operations.

Stock-Based Compensation

Verisign currently uses the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan awards. The determination of the fair value of stock-based payment awards using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. In addition, the Company uses the Monte-Carlo simulation option-pricing model to determine the fair value of market-based awards. The Monte-Carlo simulation option-pricing model takes into account the same input assumptions as the Black-Scholes model; however, it also further incorporates into the fair-value determination, the possibility that the market condition may not be satisfied. Compensation costs related to awards with a market-based condition are recognized regardless of whether the market condition is satisfied, provided that the requisite service has been provided. For the awards that are expected to vest, after considering estimated forfeitures, stock-based compensation expense is recognized, on a straight-line basis over the requisite service period for each such award.

Verisign recognizes a benefit from stock-based compensation in additional paid-in-capital if an incremental tax benefit is realized as a reduction in income taxes payable after all other tax attributes currently available to it have been utilized. Additionally, Verisign accounts for the indirect benefits of stock-based compensation on the research tax credit through the Consolidated Statements of Operations as part of continuing operations rather than through paid-in-capital.

Discontinued Operations

Assets classified as held for sale are recorded at the lower of their carrying amount or fair value less costs to sell and are not depreciated or amortized. Classification of the Company's disposal groups as held for sale occurs when sufficient authority to sell the disposal group has been obtained, the disposal group is available for immediate sale, an active program to sell the disposal group has been initiated, the disposal group is actively marketed, its sale is probable within one year, and changes to the plan of sale are unlikely. If at any time these criteria are no longer met, the disposal group would be reclassified as held and used. The Company evaluates the held for sale classifications during each reporting period.

The results of operations of disposal groups held for sale or disposed of are presented as discontinued operations when the underlying operations and cash flows of the disposal group will be, or have been, eliminated from the Company's continuing operations and the Company will no longer have any significant continuing involvement in the operations of the disposal group after the disposal transaction. This assessment is made at the time the disposal group is classified as held for sale and for a one-year period after the sale of the disposal group.

Fair Value of Financial Instruments

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2: Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3: Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

The Company measures and reports certain financial assets and liabilities at fair value on a recurring basis, including its investments in money market funds classified as cash equivalents, investments in fixed income securities, equity securities of a public company, foreign currency forward contracts, and a contingent interest derivative associated with its Convertible Debentures.

Recent Accounting Pronouncements

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-13—*Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force* ("ASU 2009-13"). ASU 2009-13 addresses how to measure and allocate arrangement consideration to one or more units of accounting within certain multiple-deliverable arrangements. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criterion that objective evidence of fair value must exist for the undelivered elements. ASU 2009-13 is effective for the Company prospectively for revenue arrangements entered into or materially modified beginning January 1, 2011. Early adoption is permitted. The Company has determined that the adoption of ASU 2009-13 will not have a material impact on its financial condition and results of operations.

In October 2009, the FASB issued ASU No. 2009-14—*Software (Topic 985): Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force* ("ASU 2009-14"). ASU 2009-14 modifies the scope of the software revenue recognition guidance to exclude arrangements that contain tangible products for which the software element is "essential" to the functionality of the tangible products. ASU 2009-14 is effective for the Company prospectively for revenue arrangements entered into or materially modified beginning January 1, 2011. Early adoption is permitted. The Company has determined that the adoption of ASU 2009-14 will not have a material impact on its financial condition and results of operations.

Note 2. Cash, Cash Equivalents and Marketable Securities

The following tables summarize the Company's Cash and cash equivalents, and Marketable securities:

	As of December 31, 2010	As of December 31, 2009
	(In thousands)	
Cash	$ 106,270	$ 227,547
Money market funds	648,054	736,459
Time deposits	803,797	514,938
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	359,160	—
Corporate debt securities	141,338	—
Debt securities issued by foreign governments	5,040	—
Equity securities of a public company	—	185
Total	$2,063,659	$1,479,129
Included in Cash and cash equivalents	$1,559,628	$1,477,166
Included in Marketable securities	$ 501,238	$ 185
Included in Other assets (1)	$ 2,793	$ 1,778

(1) Represents restricted cash related to employee payroll withholdings, net of claims paid, for the short-term disability program under the State of California Employment Development Department's Voluntary Plan Fund guidelines and margin money for letters of credit for fire and casualty insurance policies.

The following table summarizes the Company's unrealized gains and losses, and fair value of debt and equity securities designated as available-for-sale investments. There were no investments classified as either held-to-maturity or trading.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
As of December 31, 2010				
Fixed income securities:				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$357,135	$2,524	$(499)	$359,160
Corporate debt securities	140,009	1,329	—	141,338
Debt securities issued by foreign governments	5,038	2	—	5,040
Total fixed income securities	$502,182	$3,855	$(499)	$505,538
Included in Cash and cash equivalents				$ 4,300
Included in Marketable securities				$501,238
As of December 31, 2009				
Equity securities of a public company (1)	$ 290	$ —	$(105)	$ 185

(1) Included in Marketable securities

The unrealized losses as of December 31, 2010, relate to debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies with an aggregate fair value of $103.8 million that have been in a continuous unrealized loss position for less than twelve months. The Company anticipates that it will recover the entire amortized cost basis of these debt securities and has determined that no other-than-temporary impairments associated with credit losses were required to be recognized during 2010. The Company does not have the intent to sell any of these debt securities and it is more likely than not that it will not be required to sell them, before recovery of the entire amortized cost basis.

The following table presents the contractual maturities of the fixed income securities as of December 31, 2010:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Due within one year	$ 93,268	$ 289	$ —	$ 93,557
Due after one year through three years	408,914	3,566	(499)	411,981
Total	$502,182	$3,855	$(499)	$505,538

Net gains or losses recognized during the years ended December 31, 2010, 2009, and 2008 related to sales of marketable securities were not material.

Note 3. Fair Value of Financial Instruments

Assets and liabilities measured at fair value on a recurring basis:

The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

		Fair Value Measurement Using		
	Total Fair Value as of December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In thousands)		
Assets:				
Investments in money market funds	$ 648,054	$648,054	$ —	$ —
Investments in fixed income securities:				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	359,160	2,700	356,460	—
Corporate debt securities	141,338	—	141,338	—
Debt securities issued by foreign governments	5,040	—	5,040	—
Total	$1,153,592	$650,754	$502,838	$ —
Liabilities:				
Contingent interest derivative on convertible debentures	$ 10,500	$ —	$ —	$10,500
Foreign currency forward contracts (1)	282	—	282	—
Total	$ 10,782	$ —	$ 282	$10,500

(1) Included in Accounts payable and accrued liabilities

	Fair Value Measurement Using			
	Total Fair Value as of December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)			
Assets:				
Investments in money market funds	$736,459	$736,459	$—	$ —
Equity securities of a public company (1)	185	185	—	—
Foreign currency forward contracts (2)	932	—	932	—
Total	$737,576	$736,644	$932	$ —
Liabilities:				
Contingent interest derivative on convertible debentures	$ 10,000	$ —	$—	$10,000
Total	$ 10,000	$ —	$—	$10,000

(1) Included in Marketable securities
(2) Included in Prepaid expenses and other current assets

The fair value of the Company's investments in certain money market funds approximates their face value. Such instruments are classified as Level 1 and are included in Cash and cash equivalents.

The fair value of the Company's investments in fixed income securities are obtained using the weighted average price of available market prices for the underlying securities from various industry standard data providers, large financial institutions and other third-party sources. The fair value of U.S. Treasury bills is based on their quoted market prices. Such instruments are included in either Cash and cash equivalents or Marketable securities.

The fair value of the equity securities of a public company is based on the quoted market price of the underlying shares.

The fair value of the Company's foreign currency forward contracts is based on foreign currency rates quoted by banks or foreign currency dealers and other public data sources.

The Company's Convertible Debentures have contingent interest payments that are required to be accounted for separately from the debt instrument, at fair value at the end of each reporting period, with gains and losses reported in Interest expense. The Company has utilized a valuation model based on simulations of stock prices, interest rates, credit ratings and bond prices to estimate the value of the derivative. The inputs to the model include risk adjusted interest rates, volatility and average yield curve observations and stock price. As several significant inputs are not observable, the overall fair value measurement of the derivative is classified as Level 3.

The following table summarizes the change in the fair value of the Company's Level 3 contingent interest derivative on Convertible Debentures for 2010 and 2009:

	(In thousands)
Fair value at December 31, 2008	$10,549
Unrealized gain on contingent interest derivative on convertible debentures	(549)
Fair value at December 31, 2009	10,000
Unrealized loss on contingent interest derivative on convertible debentures	500
Fair value at December 31, 2010	$10,500

Assets and liabilities measured at fair value on a nonrecurring basis:

The Company measured its disposal groups held for sale in Note 4, "Discontinued Operations," at the lower of their carrying amounts or fair value less costs to sell and recorded some of those disposal groups held for sale at their fair values less costs to sell. The fair value of assets held for sale was determined considering active bids from potential buyers and also using the income, market or transaction valuation approaches or a combination thereof. The fair value measurements for all the disposal groups held for sale were made using significant unobservable inputs (Level 3).

During the third quarter of 2009 the Company recorded an impairment of its *.name* generic top-level domain ("gTLD") intangible asset in Note 16, "Business Combinations," and reduced its carrying value to its fair value. The fair value measurement for the *.name* gTLD intangible asset was made using significant unobservable inputs (Level 3), including cash flow projections and discount rates.

Other

The fair value of other financial instruments, carried at cost in the balance sheet, including accounts receivable, restricted cash and investments, and accounts payable, approximates the carrying amount, which is the amount for which the instrument could be exchanged in a current transaction between willing parties. The fair value of the Company's Convertible Debentures as of December 31, 2010, is $1.4 billion, and is based on quoted market prices.

Note 4. Discontinued Operations

The following presents a summary of the Company's divested and wound-down businesses during the years ended December 31, 2010, 2009 and 2008. Current and historical results of operations of the divested and wound-down businesses have been classified as discontinued operations, unless otherwise noted.

Completed in 2010

On August 9, 2010, the Company sold its Authentication Services business, including outstanding shares of capital stock of VeriSign Japan and trademarks and certain intellectual property used in the Authentication Services business (including the Company's checkmark logo and the Geotrust and thawte brand names), to Symantec for cash consideration of approximately $1.14 billion, net of cash held by transferred subsidiaries of $127.5 million and transaction costs of $10.8 million. Also included with the sale of the Authentication Services business were certain corporate assets, namely real and personal property owned by the Company at its Mountain

View facility and other locations, which were transferred to the Authentication Services reporting unit before the sale. The Company recorded a gain on sale of $726.2 million, net of tax of $254.3 million. The gain on sale also reflects the realization of foreign currency translation adjustments of $15.3 million previously included in Accumulated other comprehensive (loss) income and the deconsolidation of non-controlling interest in VeriSign Japan of $54.3 million.

In November 2010, the Company ceased the operations of its CPS business.

Completed in 2009

On November 9, 2009, the Company sold its Mobile Delivery Gateway Services business which offered solutions to manage the complex operator interfaces, relationships, distribution, reporting and customer service for the delivery of premium mobile content to customers for net cash consideration of $19.4 million. In 2009, the Company recorded a loss on sale of $26.1 million.

In October 2009, the Company ceased the operations of its Pre-pay Services business which licensed and managed solutions for prepay billing customers to deliver rating and billing services.

On October 23, 2009, the Company sold its Messaging and Mobile Media Services business which consisted of the InterCarrier Messaging, PictureMail, Premium Messaging Gateway, and Mobile Enterprise Service offerings for net cash consideration of $171.8 million. In 2009, the Company recorded a gain on sale of $50.4 million.

On October 1, 2009, the Company sold its Global Security Consulting business which helped companies understand corporate security requirements, comply with all applicable regulations, identify security vulnerabilities, reduce risk, and meet the security compliance requirements applicable to the particular business and industry for net cash consideration of $4.9 million. In 2009, the Company recorded a gain on sale of $1.6 million.

On July 6, 2009, the Company sold its Managed Security Services ("MSS") business which enabled enterprises to effectively monitor and manage their network security infrastructure 24 hours per day, every day of the year, while reducing the associated time, expense, and personnel commitments by relying on the MSS business' security platform and experienced security staff for net cash consideration of $40.0 million. In 2009, the Company recorded a gain on sale of $7.5 million.

On May 5, 2009, the Company sold its Real-Time Publisher Services business which allowed organizations to obtain access to and organize large amounts of constantly updated content, and distribute it, in real time, to enterprises, Web-portal developers, application developers and consumers for net cash consideration of $1.8 million. In 2009, the Company recorded a gain on sale of $2.1 million.

On May 1, 2009, the Company sold its Communications Services business which provided Billing and Commerce Services, Connectivity and Interoperability Services, and Intelligent Database Services for net cash consideration of $227.6 million. In 2009, the Company recorded a loss on sale of $2.3 million.

On April 10, 2009, the Company sold its International Clearing business which enabled financial settlement and call data settlement for wireless and wireline carriers for net cash consideration of $0.1 million. In 2009, the Company recorded a gain on sale of $6.2 million, which includes the realization of foreign currency translation adjustments of $7.4 million, previously included in Accumulated other translation adjustments.

Completed in 2008

On December 31, 2008, the Company sold its EMEA Mobile Media business, which offered mobile application services that included interactive messaging applications, content portal services, and messaging gateway services for net cash consideration of $7.8 million, including $2.8 million in receivables that were determined to be uncollectible during 2009. In 2008, the Company recorded a loss on sale of $13.4 million during 2008.

On December 31, 2008, the Company sold its Post-pay business, which enabled advanced billing and customer care services to wireless telecommunications carriers, for net cash consideration of $28.3 million. In 2008, the Company recorded a loss on sale of $2.3 million.

On October 31, 2008, the Company sold its Communications Consulting business, which offered a full range of strategy and technology consulting, business planning, sourcing, and implementation services to help telecommunications operators and equipment manufacturers drive profitable new business and technology strategies, in a management buyout transaction for net cash consideration of $0.7 million. In 2008, the Company recorded a loss on the sale of $37.9 million.

On April 30, 2008, the Company sold its Digital Brand Management Services business, which offered a range of corporate domain name and brand protection services that help enterprises, legal professionals, information technology professionals and brand marketers monitor, protect and build digital brand equity, for net cash consideration of $50.4 million. In 2008, the Company recorded a gain on sale of $32.6 million.

On April 30, 2008, the Company sold its Content Delivery Network ("CDN") business, which offered broadband content services that enable the delivery of high-quality video and other rich media securely and efficiently at a very large scale, for net cash consideration of $1.0 million. In 2008, the Company recorded a gain on sale of $2.7 million. The Company has retained an equity ownership in the CDN business and has accounted for its investment in the CDN business as an equity method investment with a carrying value of zero. As a result of the Company's continuing involvement in the CDN business, the historical results of operations of the CDN business have not been classified as discontinued operations.

On March 31, 2008, the Company sold its Self-Care and Analytics business, which provided on-line analysis applications for mobile communications customers and on-line customer self-service with a single view of billing across multiple systems, for net cash consideration of $14.2 million. In 2008, the Company recorded a loss on sale of $0.8 million.

In 2008, the Company sold the remaining 49% ownership interest in the two joint venture agreements with Fox Entertainment ("Jamba joint ventures") for net cash consideration of $199.4 million and recorded a gain of $77.8 million. The historical results of operations of the Jamba joint ventures are classified as continuing operations for all periods presented.

For a period of time, the Company will continue to generate cash flows and will report income statement activity in continuing operations that are associated with the Authentication Services business and certain other completed divestitures. These activities are transitional in nature and generally result from agreements ensuring and facilitating the orderly transfer of business operations. The nature, magnitude and duration of the agreements vary depending on the specific circumstances of the service, location or business need. The existing agreements include the following: data center hosting, support of financial processes, and information services. As of December 31, 2010, the existing agreements have remaining terms from 1 to 31 months in length.

The following table presents the aggregate carrying amounts of the major classes of assets and liabilities of the businesses divested in 2010 and 2009:

	2010	2009
	(In thousands)	
Assets:		
Cash and cash equivalents	$127,517	$ 3,867
Accounts receivable, net	35,816	52,570
Prepaid expenses and other assets	59,667	68,573
Property and equipment, net	225,432	115,157
Goodwill	235,698	237,336
Other intangible assets, net	19,201	21,964
Total assets	$703,331	$499,467
Liabilities:		
Accounts payable and other liabilities	$ 34,387	$ 52,055
Deferred revenues	308,772	9,938
Total liabilities	$343,159	$ 61,993

The following table presents the revenues and the components of discontinued operations, net of tax:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Revenues	$ 248,740	$639,698	$ 996,540
Income from discontinued operations before income taxes	$ 63,906	$179,119	$ 77,325
Gains (losses) on sale of discontinued operations and estimated losses on assets held for sale, before income taxes (1)	979,560	36,027	(433,304)
Income tax expense	(279,644)	(57,524)	(65,967)
Income (loss) from discontinued operations	763,822	157,622	(421,946)
Less: (Income) loss from discontinued operations, net of tax, attributable to noncontrolling interest in subsidiary	(2,887)	(3,686)	16,009
Total income (loss) from discontinued operations, net of tax, attributable to Verisign stockholders	$ 760,935	$153,936	$(405,937)

(1) Amounts in 2008 include net estimated losses on assets held for sale of $412.0 million related to the divestitures completed in 2009 and ceasing operations of the CPS business.

The amounts presented as discontinued operations represent direct operating costs of the disposal groups. The Company has determined direct costs consistent with the manner in which the disposal groups were structured and managed during the respective periods. Indirect costs such as corporate overhead and goodwill impairments that are not directly attributable to a disposal group have not been allocated to discontinued operations. Net gains on disposal are recorded on the date the sale of the disposal group is consummated. Full or partial reversals of previously reported estimated losses on disposal are recorded upon changes in the fair values and/or carrying values of the disposal groups.

Note 5. Other Balance Sheet Items

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	As of December 31,	
	2010	2009
	(In thousands)	
Prepaid expenses	$ 9,939	$ 18,868
Deferred tax assets	69,807	65,984
Non-trade receivables	14,158	25,467
Receivables from buyers	8,198	34,365
Funds held by The Reserve	—	20,867
Other	115	3,023
Total prepaid expenses and other current assets	$102,217	$168,574

Non-trade receivables primarily consist of income tax receivables and value added tax receivables. Receivables from buyers primarily consist of receivables for services performed on behalf of buyers under transition services agreements and working capital receivables for certain divested businesses. During 2010, the Company received from buyers of the divested businesses substantially the entire amount included in Receivables from buyers as of December 31, 2009. As of December 31, 2010, Receivables from buyers primarily represents amounts due from Symantec for services performed on their behalf under transition services agreements.

During 2010, the Company received distributions of $25.2 million from Funds held by The Reserve, resulting in a gain of $4.3 million, included in Non-operating income, net.

Property and Equipment, Net

The following table presents the detail of property and equipment, net:

	As of December 31,	
	2010	2009
	(In thousands)	
Land	$ 4,681	$ 138,194
Buildings and building improvements	131,266	181,113
Computer equipment and software	259,966	362,475
Capital work in progress	5,121	7,067
Office equipment and furniture	7,618	14,292
Leasehold improvements	13,958	28,054
Total cost	422,610	731,195
Less: accumulated depreciation and amortization	(232,291)	(327,374)
Total property and equipment, net	$ 190,319	$ 403,821

During 2009, the Company purchased a previously leased Dulles, Virginia land, office building and data center for a total cost of $25.6 million, and reclassified $27.9 million of existing leasehold improvements in the building to Building and building improvements.

During 2008, the Company sold certain buildings and building improvements in its Mountain View, California, location for net cash consideration of $47.6 million and recorded a loss of $79.1 million to Restructuring, impairments and other charges, net, within the Consolidated Statements of Operations.

Goodwill

The following table summarizes the changes in the carrying amount of goodwill:

	As of December 31,	
	2010	2009
	(In thousands)	
Beginning goodwill, gross	$ 1,998,043	$ 1,991,172
Beginning accumulated impairment	(1,708,063)	(1,708,063)
	289,980	283,109
Reclassification of gross goodwill (to)/from assets held for sale (1) (2)	(458,087)	7,000
Reclassification of accumulated impairment to assets held for sale (1)	222,747	—
Other adjustments (3)	(2,113)	(129)
	(237,453)	6,871
Ending goodwill, gross	1,537,843	1,998,043
Ending accumulated impairment	(1,485,316)	(1,708,063)
	$ 52,527	$ 289,980

(1) The reclassification of gross goodwill and accumulated impairment balances to assets held for sale in 2010 are related to the divestiture of the Authentication Services business.

(2) During the first quarter of 2009, the Company disaggregated its ESS disposal group held for sale, into the following three businesses: (i) GSC, (ii) iDefense, and (iii) MSS. The Company decided to retain its iDefense business and, accordingly, reclassified goodwill of $7.0 million allocated to iDefense as held and used in 2009.

(3) The Company makes certain goodwill adjustments after the initial purchase to acquired companies for income tax adjustments, foreign exchange fluctuations and other additions or reductions that were determined after the initial purchase.

During the second quarter of 2010, the Company performed its annual impairment review of its Registry Services, Authentication Services, and VeriSign Japan reporting units and during the second quarter of 2009, the Company performed its annual impairment review of its Naming Services, Authentication Services, and VeriSign Japan reporting units. The estimated fair value of each reporting unit was computed using the income and market valuation approaches. The Company tested goodwill for each of these reporting units for impairment by comparing the fair value of the reporting unit to its carrying value. Each of the reporting units reviewed for impairment had a fair value in excess of its carrying value by a substantial margin.

During the fourth quarter of 2008, the Company performed an interim impairment review of its Naming Services, Business Authentication Services, User Authentication Services and VeriSign Japan reporting units related to its core businesses. The primary indicator of impairment was a decrease in the Company's market capitalization, arising from an adverse change in the business environment. The estimated fair value of each reporting unit was computed using the combination of the income approach and the market valuation approach. The Company tested goodwill for each of these reporting units for impairment by comparing the fair value of the reporting unit to its carrying value. Each of the reporting units reviewed for impairment, except for the VeriSign Japan reporting unit, had a fair value in excess of its carrying value and no further analysis was required. The VeriSign Japan reporting unit had a fair value less than its carrying value and the Company concluded that the goodwill in its VeriSign Japan reporting unit was impaired and that further analysis was required to determine the amount by which the carrying value of the goodwill of this reporting unit exceeded its implied fair value. Further analysis required the Company to allocate the fair value of the VeriSign Japan reporting unit to all of the assets and liabilities of that unit (including unrecognized intangible assets) based on their respective fair values. Prior to this allocation, the Company assessed the long-lived assets, other than goodwill, of that unit for impairment, and determined they were not impaired. Based on this allocation, the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities resulted in a goodwill impairment charge of $77.6 million relating to the VeriSign Japan reporting unit, which is classified as discontinued operations.

During the second quarter of 2008, the Company performed an annual impairment review of its Naming Services, Business Authentication Services, User Authentication Services, VeriSign Japan, Post-pay and Messaging Services reporting units. The estimated fair value of each reporting unit was computed using a combination of the income approach and the market valuation approach. The Company tested goodwill for each of these reporting units for impairment and had determined that each of the reporting units had a fair value in excess of its carrying value and concluded that no further analysis was required, except for the Post-pay reporting unit. The Post-pay reporting unit had a fair value less than its carrying value and the Company concluded that the goodwill in its Post-pay reporting unit was impaired and that further analysis was required to determine the amount by which the carrying value of the goodwill of this reporting unit exceeded its implied fair value. Further analysis required the Company to allocate the fair value of the Post-pay reporting unit to all of the assets and liabilities of that unit (including unrecognized intangible assets) based on their respective fair values. Prior to this allocation, the Company assessed the long-lived assets, other than goodwill, of that unit for impairment, and determined they were not impaired. Based on this allocation, the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities resulted in a goodwill impairment of $45.8 million relating to the Post-pay reporting unit classified as discontinued operations.

Other Intangible Assets

The following tables present other intangible assets:

	As of December 31, 2010			
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Life in Years
	(Dollars in thousands)			
Amortizable intangible assets:				
Customer relationships	$ 2,500	$ (1,936)	$ 564	1.5
Domain name rights	2,000	(870)	1,130	1.6
Trade name	1,600	(1,243)	357	1.5
Other	589	(21)	568	15.6
Total other intangible assets	$ 6,689	$ (4,070)	$ 2,619	4.6

	As of December 31, 2009			
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted-Average Remaining Life in Years
	(Dollars in thousands)			
Amortizable intangible assets:				
Customer relationships	$30,601	$(20,626)	$ 9,975	3.1
Technology in place	10,300	(6,799)	3,501	2.5
Trade name	7,400	(4,239)	3,161	2.6
Non-compete agreement	4,500	(1,075)	3,425	2.3
Domain name rights	2,000	(174)	1,826	2.6
Other	674	(142)	532	3.3
Total other intangible assets	$55,475	$(33,055)	$22,420	2.8

Fully amortized other intangible assets are not included in the above tables.

In 2009, the Company acquired intangible assets of $6.6 million consisting of customer relationships and a non-compete agreement. The Company also reclassified $4.1 million of intangible assets consisting of $2.5 million related to customer relationships and $1.6 million related to trade name pertaining to the iDefense business from assets held for sale to amortizable intangible assets.

Other Assets

Other assets consist of the following:

	As of December 31,	
	2010	2009
	(In thousands)	
Long-term deferred tax assets and other tax receivable	$ 2,873	$12,695
Long-term investments	413	7,146
Debt issuance costs	11,044	12,315
Long-term restricted cash	2,793	1,778
Security deposits and other	3,461	10,931
Total other assets	$20,584	$44,865

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	As of December 31,	
	2010	2009
	(In thousands)	
Accounts payable	$ 13,840	$ 16,228
Accrued employee compensation	52,628	75,855
Customer deposits, net	18,681	23,213
Payables to buyers	11,337	27,049
Taxes payable, deferred and other tax liabilities	41,055	27,206
Accrued restructuring costs	17,460	6,605
Other accrued liabilities	40,234	67,811
Total accounts payable and accrued liabilities	$195,235	$243,967

Accrued employee compensation primarily consists of employee accrued vacation, accrued payroll and taxes, accruals for employee contribution to the employee stock purchase plan, and bonus payable. Payables to buyers primarily consists of amounts due to Symantec for certain post-closing purchase price adjustments related to the sale of the Authentication Services business and for collections received on behalf of buyers of certain divested businesses under transition services agreements. As of December 31, 2010, Accrued restructuring costs primarily represents restructuring costs related to the sale of the Authentication Services business.

Other accrued liabilities consist primarily of interest on the Convertible Debentures, accrued litigation, and accruals for products and services. Interest on the Convertible Debentures is paid semi-annually in arrears on August 15 and February 15.

Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	As of December 31,	
	2010	2009
	(In thousands)	
Long-term tax liabilities	$17,163	$12,949
Long-term accrued restructuring costs	761	3,204
Other	57	3,964
Total other long-term liabilities	$17,981	$20,117

Note 6. Restructuring Charges

2010 Restructuring Plan

In connection with the sale of the Authentication Services business and the migration of its corporate functions from its Mountain View facility to its facility in Dulles, Virginia, the Company initiated a restructuring plan in 2010, including workforce reductions, abandonment of excess facilities and other exit costs (the "2010 Restructuring Plan").

Under the 2010 Restructuring Plan, the Company will incur total estimated pre-tax cash charges of $22.4 million in severance costs and other related employee termination costs. Through December 31, 2010, the Company has recorded a total of $19.7 million in cash restructuring charges, inclusive of amounts for discontinued operations, under its 2010 Restructuring Plan, related to employee terminations. The Company expects to recognize excess facility exit costs of $13.7 million. Additionally, the Company recognized stock-based compensation expenses of $10.5 million, inclusive of amounts for discontinued operations, in 2010 upon acceleration of stock-based awards for employees notified of termination.

2008 Restructuring Plan

As part of its divestiture strategy announced in 2007, the Company initiated a restructuring plan in the first quarter of 2008 (the "2008 Restructuring Plan") including workforce reductions, abandonment of excess facilities and other exit costs. The restructuring charges in the table below are substantially related to the 2008 Restructuring Plan for the years ended December 31, 2009 and 2008. The plan was substantially completed as of June 30, 2010. Verisign recorded a total of $87.3 million in restructuring charges, inclusive of amounts for discontinued operations, under its 2008 Restructuring Plan since its inception.

The following table presents the nature of the restructuring charges under the 2010 and 2008 Restructuring Plans:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Workforce reduction	$32,623	$13,067	$63,844
Excess facilities	(424)	2,685	5,381
Other exit costs	—	—	1,211
Total consolidated restructuring charges	$32,199	$15,752	$70,436
Amounts classified as continuing operations	$16,861	$ 5,357	$29,458
Amounts classified as discontinued operations	$15,338	$10,395	$40,978

As of December 31, 2010, the consolidated accrued restructuring costs are $18.2 million and consist of the following:

	Accrued Restructuring Costs at December 31, 2009	Costs Incurred	Costs Paid or Settled	Stock-Based Compensation	Accrued Restructuring Costs at December 31, 2010
			(In thousands)		
Workforce reduction	$4,079	$32,623	$(10,559)	$(11,023)	$15,120
Excess facilities	5,730	(424)	(2,205)	—	3,101
Total accrued restructuring costs	$9,809	$32,199	$(12,764)	$(11,023)	$18,221
Current portion of accrued restructuring costs					$17,460
Long-term portion of accrued restructuring costs					$ 761

The present value of future cash payments related to lease terminations due to the abandonment of excess facilities is expected to be as follows:

	Contractual Lease Payments	Anticipated Sublease Income	Net
	(In thousands)		
2011	$3,432	$(1,095)	$2,337
2012	577	(223)	354
2013	409	(279)	130
2014	408	(282)	126
2015	407	(286)	121
2016	102	(69)	33
	$5,335	$(2,234)	$3,101

Note 7. Debt and Interest Expense

Credit Facility

In 2006, Verisign entered into a credit agreement with a syndicate of banks and other financial institutions related to a $500.0 million senior unsecured revolving credit facility (the "Facility"), under which Verisign, or certain designated subsidiaries may be borrowers. The Facility was scheduled to mature on June 7, 2011. The Company terminated the Facility on November 3, 2010.

Convertible Debentures

In August 2007, Verisign issued $1.25 billion principal amount of 3.25% convertible debentures due August 15, 2037, in a private offering. The Convertible Debentures are subordinated in right of payment to the Company's existing and future senior debt and to the other liabilities of the Company's subsidiaries. The Convertible Debentures are initially convertible, subject to certain conditions, into shares of the Company's common stock at a conversion rate of 29.0968 shares of common stock per $1,000 principal amount of Convertible Debentures, representing an initial effective conversion price of approximately $34.37 per share of common stock. The conversion rate will be subject to adjustment for certain events as outlined in the Indenture governing the Convertible Debentures but will not be adjusted for accrued interest. As of December 31, 2010, approximately 36.4 million shares of common stock were reserved for issuance upon conversion or repurchase of the Convertible Debentures. As of December 31, 2010, the if-converted value of the Convertible Debentures does not exceed its principal amount.

On or after August 15, 2017, the Company may redeem all or part of the Convertible Debentures for the principal amount plus any accrued and unpaid interest if the closing price of the Company's common stock has been at least 150% of the conversion price then in effect for at least 20 trading days during any 30 consecutive trading-day period prior to the date on which the Company provides notice of redemption. If the conversion value exceeds $1,000, the Company may deliver, at its option, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1,000 ("conversion spread").

Holders of the debentures may convert their Convertible Debentures at the applicable conversion rate, in multiples of $1,000 principal amount, only under the following circumstances:

- during any fiscal quarter beginning after December 31, 2007, if the last reported sale price of the Company's common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the applicable conversion price on the last trading day of such preceding fiscal quarter;
- during the five business-day period after any 10 consecutive trading-day period in which the trading price per Convertible Debentures for each day of that 10 consecutive trading-day period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate on such day;
- if the Company calls any or all of the Convertible Debentures for redemption, at any time prior to the close of business on the trading day immediately preceding the redemption date;
- upon the occurrence of specified corporate transactions as specified in the Indenture governing the Convertible Debentures (a "fundamental change"); or
- at any time on or after May 15, 2037, and prior to the maturity date.

In addition, holders of the Convertible Debentures who convert their Convertible Debentures in connection with a fundamental change, may be entitled to a make-whole premium in the form of an increase in the conversion rate. Additionally, in the event of a fundamental change, the holders of the Convertible Debentures may require Verisign to purchase all or a portion of their Convertible Debentures at a purchase price equal to 100% of the principal amount of Convertible Debentures, plus accrued and unpaid interest, if any. As of December 31, 2010, none of the conditions allowing holders of the Convertible Debentures to convert had been met.

The Company received net proceeds of approximately $1.22 billion after deduction of $25.8 million of costs incurred upon the issuance of the Convertible Debentures. The Company calculated the carrying value of the liability component at issuance as the present value of its cash flows using a discount rate of 8.5% (borrowing rate for similar non-convertible debt with no contingent payment options), adjusted for the fair value of the contingent interest feature, yielding an effective interest rate of 8.39%. The excess of the principal amount of the debt over the carrying value of the liability component is also referred to as the "debt discount" or "equity component" of the Convertible Debentures. The carrying value of the liability and equity components on the date of issuance were determined to be $550.5 million and $700.7 million, respectively. The debt discount is being amortized using the Company's effective interest rate of 8.39% over the term of the Convertible Debentures as a non-cash charge to interest expense included in Interest expense. As of December 31, 2010, the remaining term of the Convertible Debentures is 26.6 years. Interest is payable semiannually in arrears on August 15 and February 15.

The Convertible Debentures also have a contingent interest payment provision that may require the Company to pay interest based on certain thresholds, beginning with the semi-annual interest period commencing on August 15, 2014, and upon the occurrence of certain events, as outlined in the Indenture governing the Convertible Debentures. The contingent interest payment provision has been indentified as an embedded derivative, to be accounted for separately at fair value, and is marked to market at the end of each reporting period, with any gains and losses recorded in Interest expense, within the Consolidated Statements of Operations.

The table below presents the carrying amounts of the liability and equity components:

	As of December 31,	
	2010	2009
	(In thousands)	
Carrying amount of equity component (net of issuance costs of $14,449)	$ 686,221	$ 686,221
Principal amount of Convertible Debentures	$1,250,000	$1,250,000
Unamortized discount of liability component	(678,874)	(685,622)
Carrying amount of liability component	571,126	564,378
Contingent interest derivative	10,500	10,000
Convertible debentures, including contingent interest derivative	$ 581,626	$ 574,378

Interest Expense

The following table presents the components of interest expense:

	Year Ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Contractual interest	$ 40,625	$40,625	$40,625
Amortization of debt discount on the liability component	6,775	6,241	5,731
Contingent interest to holders of our Convertible Debentures (1)	109,113	—	—
Interest capitalized to property and equipment, net	(676)	(1,090)	(4,228)
Other interest expense	1,830	1,575	2,263
Total interest expense	$157,667	$47,351	$44,391

(1) The Indenture governing the Convertible Debentures requires the payment of contingent interest to the holders of the Convertible Debentures, if the Board of Directors (the "Board") declares a dividend to its stockholders that is designated by the Board as an extraordinary dividend. The contingent interest is calculated as the amount derived by multiplying the per share declared dividend with the if-converted number of shares applicable to the Convertible Debentures. The Board declared an extraordinary dividend in December 2010, and consequently, the Company paid $109.1 million contingent interest to holders of the Convertible Debentures.

Note 8. Stockholders' Equity

Preferred Stock

Verisign is authorized to issue up to 5,000,000 shares of preferred stock. As of December 31, 2010, no shares of preferred stock had been issued. In connection with its stockholder rights plan, Verisign authorized 3,000,000 shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Series A Preferred Shares"). In the event of liquidation, each Series A Preferred Share, if and when issued, will be entitled to a $1.00 preference, and thereafter each holder of a Series A Preferred Share will be entitled to an aggregate payment of 100 times the aggregate payment made per common share. If and when issued, each Series A Preferred Share will have 100 votes, voting together with the common shares. Each holder of a Series A Preferred Share, if and when issued, will be entitled to receive a quarterly dividend equal to 100 times the aggregate per share amount of any dividends declared on the common stock since the preceding quarterly dividend date (other than stock dividends, which will result in an anti-dilution adjustment to the Series A Preferred Shares). Finally, in the event of any merger, consolidation or other transaction in which common shares are exchanged, each Series A Preferred Share will be entitled to receive 100 times the amount received per common share. These rights are protected by customary anti-dilution provisions.

Treasury Stock

Treasury stock is accounted for under the cost method. Treasury stock includes shares repurchased under Stock Repurchase Programs and shares withheld in lieu of tax withholdings due upon vesting of restricted stock units ("RSUs").

On July 27, 2010, the Board authorized the repurchase of up to approximately $1.1 billion of the Company's common stock, in addition to the $393.6 million of its common stock remaining available for repurchase under the previous 2008 Share Buyback Program, for a total repurchase of up to $1.5 billion of its common stock (collectively, the "2010 Share Buyback Program"). The 2010 Share Buyback Program has no expiration date. Purchases made under the 2010 Share Buyback Program could be effected through open market transactions, block purchases, accelerated share repurchase agreements or other negotiated transactions. As of December 31, 2010, approximately $1.4 billion remained available for further repurchase under the 2010 Share Buyback Program.

On August 5, 2008, the Board authorized the repurchase of up to $680.0 million of the Company's common stock, in addition to the $320.0 million of our common stock remaining available for repurchase under a previous 2006 stock repurchase program, for a total repurchase of up to $1 billion of its common stock (collectively, the "2008 Share Buyback Program").

Tax Withholdings

Upon vesting of RSUs, the Company places a portion of the vested RSUs into treasury stock sufficient to cover tax withholdings due, and makes a cash payment to authorities to cover the applicable withholding taxes.

The summary of the Company's common stock repurchases for 2010, 2009 and 2008 are as follows:

	2010		2009		2008	
	Shares	Average Price	Shares	Average Price	Shares	Average Price
	(In thousands, except average price amounts)					
Open market (1)	15,672	$27.93	11,332	$22.31	22,071	$32.38
Structured repurchases (2)	—	—	—	—	16,513	36.33
Total repurchases under the repurchase plans	15,672	$27.93	11,332	$22.31	38,584	$34.07
Total repurchases for tax withholdings and other (3)	470	$25.63	385	$20.16	413	$31.01
Total repurchases	16,142	$27.86	11,717	$22.24	38,997	$34.04
Total costs	$449,749		$260,571		$1,327,378	

(1) Represents purchases under the 2010 and 2008 Share Buyback Programs and the previous 2006 share repurchase program.

(2) Represents purchases under an Accelerated Share Repurchase agreement under the 2008 Share Buyback Program, entered into on February 8, 2008.

(3) Primarily represents shares retired as treasury stock when surrendered in lieu of tax withholding due upon the release of RSUs.

Special Dividend

On December 9, 2010, the Board declared a special dividend of $3.00 per share of the Company's common stock, totaling $518.2 million, which was paid on December 28, 2010. The special dividend was accounted for as a reduction of Additional paid-in capital.

Accumulated Other Comprehensive (Loss) Income

The following table summarizes the changes in the components of Accumulated other comprehensive (loss) income attributable to Verisign stockholders for 2010 and 2009:

	Foreign Currency Translation Adjustments Gain (Loss)	Unrealized Gain (Loss) On Investments, net of tax	Total Accumulated Other Comprehensive (Loss) Income
		(In thousands)	
Balance, December 31, 2008	$ 17,228	$ (222)	$17,006
Changes	(9,514)	167	(9,347)
Balance, December 31, 2009	7,714	(55)	7,659
Changes	(11,065)	2,072	(8,993)
Balance, December 31, 2010	$ (3,351)	$2,017	$ (1,334)

Unrealized gain on investments as of December 31, 2010 is net of tax of $1.3 million.

Stockholder Rights Plan

On September 24, 2002, the Board adopted a stockholder rights plan and declared a dividend of one stock purchase right (each a "Right") for each outstanding share of Verisign common stock. The dividend was paid to stockholders of record on October 4, 2002 (the "Record Date"). In addition, one Right will be issued with each common share that becomes outstanding (i) between the Record Date and the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are defined in the rights plan) or (ii) following the Distribution Date and prior to the Redemption Date or Final Expiration Date, pursuant to the exercise of stock options or under any employee plan or arrangement or upon the exercise, conversion or exchange of other securities of Verisign, which were outstanding prior to the Distribution Date.

The Rights currently cannot be exercised, do not trade separately and are not represented by separate certificates; instead, each Right is deemed to be "attached" to the related share of common stock on which the distribution was declared. The Rights will become exercisable at their $55.00 exercise price and trade separately, with separate Rights certificates then being distributed to holders, (a) ten days after it is publicly announced that any person or group has acquired beneficial ownership of 20% or more of Verisign's common stock (and thus becomes an "acquiring person"), or (b) ten business days after the commencement (or public announcement of a person's intended commencement) of, a tender offer or exchange offer for the Company that would result in such person becoming an "acquiring person" (except that, in such case, the Board has the power within such ten-business day period to delay such exercisability).

If any person acquires beneficial ownership of 20% or more of Verisign's common stock (other than in connection with certain inadvertent triggers), in addition to the Rights becoming exercisable, each Right will "flip in" and entitle the registered holder, other than the "acquiring person" or its transferees, to purchase, for the

$55.00 exercise price, shares of Verisign common stock with a market value of $110.00. In the event a person becomes an "acquiring person," the rights plan gives the Board the authority to instead exchange each outstanding Right (other than those owned by the "acquiring person" and its transferees) for one share of common stock (or a substantially equivalent preferred stock interest). If the Company becomes a party to a merger or similar transaction (whether with a 20% stockholder or any other entity) after the Rights become exercisable, each Right (other than those owned by the "acquiring person" or its transferees) will "flip-over" and entitle the holder to buy, for the $55.00 exercise price, acquiror stock with a market value of $110.00.

At any time until there is a triggering 20% stockholder the Board can redeem all, but not less than all, of the then outstanding Rights for $0.001 each. The Board also has broad power to amend the rights plan until there is a triggering 20% stockholder. Once a person becomes an "acquiring person," however, the Board may not amend the rights plan in any manner that would adversely affect the interests of the holders of the Rights (other than the "acquiring person").

Note 9. Calculation of Net Income (Loss) Per Share Attributable to Verisign Stockholders

The Company computes basic net income per share attributable to Verisign stockholders by dividing net income (loss) attributable to Verisign stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per share attributable to Verisign stockholders gives effect to dilutive potential common shares, including outstanding stock options, unvested RSUs, and employee stock purchases using the treasury stock method. The following table presents the computation of weighted average shares used in the calculation of basic and diluted net income (loss) per share attributable to Verisign stockholders:

	Year Ended December 31,		
	2010	2009	2008
Weighted-average shares of common shares outstanding	177,534	191,821	197,201
Weighted-average potential shares of common stock outstanding:			
Stock options	428	283	1,452
Unvested restricted stock units	873	471	889
Conversion spread related to convertible debentures	—	—	828
Employee stock purchase plan	130	—	232
Shares used to compute diluted net income (loss) per share attributable to Verisign stockholders	178,965	192,575	200,602

The following table presents the weighted-average potential shares of common stock that were excluded from the above calculation because their effect was anti-dilutive, and the respective weighted-average exercise prices of the weighted-average stock options outstanding:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands, except per share data)		
Weighted-average stock options outstanding	2,836	6,925	4,531
Weighted-average exercise price	$31.32	$28.40	$31.66
Weighted-average restricted stock units outstanding	57	1,136	832
Employee stock purchase plan	365	2,259	1,500

There was no positive conversion spread relating to the Convertible Debentures in 2010 and 2009 and therefore, there are no shares of common stock to be included in the calculation of diluted net income (loss) per share attributable to Verisign stockholders.

Note 10. Segment Information

Description of Segments

As a result of the sale of the Authentication Services business, included in the former 3IS segment, ceasing operations of the CPS business and the divestiture of legacy products and services, comprising the former Other Services segment, the Company's only reportable segment is now Naming Services, which consists of Registry Services and NIA Services.

Registry Services operates the authoritative directory of all *.com, .net, .cc, .tv,* and *.name* domain names and the back-end systems for all *.jobs* and *.edu* domain names. NIA Services provides infrastructure assurance to organizations and is comprised of iDefense, Managed DNS, and Distributed DDoS mitigation.

The segments were determined based on how the chief operating decision maker ("CODM") views and evaluates Verisign's operations. Verisign's Chief Executive Officer has been identified as the CODM. Other factors, including customer base, homogeneity of products, technology and delivery channels, were also considered in determining the reportable segments.

Geographic Revenues

The Company operates in the U.S.; Australia, China, India, and other Asia Pacific countries ("APAC"); Europe, the Middle East and Africa ("EMEA"); and certain other countries, including Canada and Latin American countries.

The following table represents a comparison of the Company's geographic revenues:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
U.S	$419,315	$393,522	$360,361
APAC	103,494	86,828	79,085
EMEA	92,351	79,081	71,845
Other	65,418	56,516	47,605
Total revenues	$680,578	$615,947	$558,896

Revenues are generally attributed to the country of domicile and the respective regions in which the Company's customers are located.

The following table presents a comparison of property and equipment, net of accumulated depreciation, by geographic region:

	As of December 31,	
	2010	2009
	(In thousands)	
U.S.	$182,138	$380,732
EMEA	7,593	9,898
APAC	588	13,154
Other	—	37
Total property and equipment, net	$190,319	$403,821

Major Customers

One customer accounted for approximately 28%, 26% and 23% of revenues from continuing operations in 2010, 2009 and 2008, respectively. The Company does not believe that the loss of this customer would have a material adverse effect on the Company's business because, in that event, end-users of this customer would transfer to the Company's other existing customers. Two customers accounted for approximately 23% and 20% of accounts receivable, net, as of December 31, 2010. No customer accounted for more than 10% of accounts receivable, net, as of December 31, 2009.

Note 11. Employee Benefits and Stock-Based Compensation

401(k) Plan

The Company maintains a defined contribution 401(k) plan (the "401(k) Plan") for substantially all of its U.S. employees. Under the 401(k) Plan, eligible employees may contribute up to 20% of their pre-tax salary, subject to the Internal Revenue Service ("IRS") annual contribution limits. In 2010, 2009 and 2008, the Company matched 50% of the employee's contribution up to a total of 6% of the employee's annual salary. The Company contributed $4.1 million, $6.3 million, and $7.4 million in 2010, 2009, and 2008, respectively, under the 401(k) Plan. The Company can terminate matching contributions at its discretion at any time.

Stock Option and Restricted Stock Plans

The majority of Verisign's stock-based compensation relates to RSUs and stock options. Stock options are granted only to upper management level employees. As of December 31, 2010, a total of 19.9 million shares of common stock were reserved for issuance upon the exercise of stock options and for the future grant of stock options or awards under Verisign's stock option and restricted stock plans.

On May 26, 2006, the stockholders of Verisign approved the 2006 Equity Incentive Plan (the "2006 Plan"). The 2006 Plan replaces Verisign's previous 1998 Directors Plan, 1998 Equity Incentive Plan, and 2001 Stock Incentive Plan ("2001 Plan"). The 2006 Plan authorizes the award of incentive stock options to employees and non-qualified stock options, restricted stock awards, RSUs, stock bonus awards, stock appreciation rights and performance shares to eligible employees, officers, directors, consultants, independent contractors and advisors. Options may be granted at an exercise price not less than 100% of the fair market value of Verisign's common stock on the date of grant. The 2006 Plan is administered by the Compensation Committee which may delegate to a committee of one or more members of the Board or Verisign's officers the ability to grant certain awards and take certain other actions with respect to participants who are not executive officers or non-employee directors. All outstanding options under the 2006 Plan have a term of not greater than 7 years from the date of grant. Options granted generally vest 25% on the first anniversary date of the grant and the remainder ratably over the following 12 quarters. RSU is an award covering a specified number of shares of Verisign common stock that may be settled by issuance of those shares (which may be restricted shares). RSUs generally vest in four installments with 25% of the shares vesting on each anniversary of the first four anniversaries of the grant date. However, the Compensation Committee may authorize grants with a different vesting schedule in the future. A total of 27.0 million common shares were authorized and reserved for issuance under the 2006 Plan.

Fully vested options to purchase 0.4 million and 0.1 million shares of common stock granted under the 2001 Plan and 1998 Directors Plan, respectively, remain outstanding and exercisable as of December 31, 2010. Options granted under these plans generally vested over a four-year period and had a ten-year term. No RSUs have been granted under these plans.

In connection with certain acquisitions, Verisign assumed some of the acquired companies' stock options. Options assumed generally have terms of seven to ten years and generally vested over a four-year period, as set forth in the applicable option agreement.

2007 Employee Stock Purchase Plan

On August 30, 2007, the Company's stockholders approved the 2007 Employee Stock Purchase Plan (the "ESPP") which replaces the previous 1998 Employee Stock Purchase Plan. A total of 6.0 million common shares were authorized and reserved for issuance under the ESPP. Eligible employees may purchase common stock through payroll deductions by electing to have between 2% and 25% of their compensation withheld to cover the purchase price. Each participant is granted an option to purchase common stock on the first day of each 24-month offering period and this option is automatically exercised on the last day of each six-month purchase period during the offering period. The purchase price for the common stock under the ESPP is 85% of the lesser of the fair market value of the common stock on the first day of the applicable offering period or the last day of the applicable purchase period. Offering periods begin on the first business day of February and August of each year. As of December 31, 2010, a total of 3.6 million shares of the Company's common stock are reserved for issuance under this plan.

Stock-based Compensation

Stock-based compensation is classified in the Consolidated Statements of Operations in the same expense line items as cash compensation. The following table presents the classification of stock-based compensation:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Stock-based compensation:			
Cost of revenues	$ 4,473	$ 3,649	$ 4,375
Sales and marketing	4,419	3,250	4,247
Research and development	4,989	3,145	4,435
General and administrative	20,136	18,912	25,646
Restructuring, impairments and other charges, net	2,321	630	8,491
Stock-based compensation for continuing operations	36,338	29,586	47,194
Discontinued operations	15,840	21,580	42,872
Total stock-based compensation	$52,178	$51,166	$90,066

Recognized income tax benefit on stock-based compensation included within Income tax expense in the Consolidated Statements of Operations for 2010, 2009, and 2008 was $9.7 million, $7.9 million, and $14.6 million respectively. Recognized income tax benefit on stock-based compensation included within Income (loss) from discontinued operations, net of tax in the Consolidated Statements of Operations for 2010, 2009, and 2008 was $4.5 million, $5.6 million, and $9.6 million respectively.

The following table presents the nature of the Company's total stock-based compensation, inclusive of amounts for discontinued operations:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Stock-based compensation:			
Stock options	$ 7,741	$12,305	$19,191
ESPP	9,287	10,286	22,079
RSUs	26,175	28,877	27,829
Stock options/awards acceleration	11,023	2,341	23,677
Capitalization (1)	(2,048)	(2,643)	(2,710)
Total stock-based compensation	$52,178	$51,166	$90,066

(1) The capitalized amount is included in Property and equipment, net.

As of December 31, 2010, total unrecognized compensation cost related to unvested stock options and RSUs was $7.0 million and $29.9 million, respectively, and is expected to be recognized over a weighted-average period of 2.1 years and 2.5 years, respectively.

The following table sets forth the weighted-average assumptions used to estimate the fair value of the stock options and employee stock purchase plan awards:

	Year Ended December 31,		
	2010	2009	2008
Stock options:			
Volatility	36%	46%	36%
Risk-free interest rate	1.85%	1.56%	2.74%
Expected term	3.6 years	3.7 years	3.3 years
Dividend yield	Zero	Zero	Zero
Employee stock purchase plan awards:			
Volatility	35%	49%	36%
Risk-free interest rate	0.40%	0.51%	2.32%
Expected term	1.25 years	1.25 years	1.25 years
Dividend yield	Zero	Zero	Zero

Verisign's expected volatility is based on the average of the historical volatility over the period commensurate with the expected term of the options and the mean historical implied volatility of traded options. The risk-free interest rates are derived from the average U.S. Treasury constant maturity rates during the respective periods commensurate with the expected term. The expected terms are based on an analysis of the observed and expected time to post-vesting exercise and/or cancellation of options. When the stock options were granted and on the ESPP offering dates, the Company did not anticipate paying any cash dividends and therefore used an expected dividend yield of zero. The Company estimates forfeitures at the time of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option and award forfeitures and records stock-based compensation only for those options and awards that are expected to vest.

Stock Options Information

The following table summarizes stock options activity:

	Year Ended December 31,					
	2010		2009		2008	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	6,920,048	$ 26.64	9,217,880	$26.85	14,800,016	$ 24.52
Granted	788,150	24.53	1,000,872	18.71	1,763,182	33.47
Exercised	(3,094,284)	23.69	(857,233)	16.05	(4,025,007)	20.46
Forfeited	(1,187,582)	28.88	(2,272,188)	27.72	(3,237,462)	27.52
Expired	(39,491)	87.00	(169,283)	29.92	(82,849)	36.03
Outstanding at end of period	3,386,841	$ 27.36	6,920,048	$26.64	9,217,880	$ 26.85
Exercisable at end of period	1,812,329	$ 28.98	4,307,839	$26.84	5,063,170	$ 24.73
Expected to vest at end of period (1)	1,086,966	$ 25.45		$26.32		
Weighted-average fair value of options granted during the period		$ 7.14		$ 6.73		$ 9.58
Total intrinsic value of options exercised during the period (in thousands)		$22,125		$4,939		$64,524

(1) 487,546 stock options are not expected to vest

The following table summarizes information about stock options outstanding as of December 31, 2010:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Shares Exercisable	Weighted-Average Exercise Price
$ 0.09–$ 20.00	597,054	4.32	$18.11	219,064	$17.71
$ 20.01–$ 25.00	769,255	5.23	23.62	184,568	22.74
$ 25.01–$ 30.00	945,516	3.34	28.06	695,191	28.09
$ 30.01–$ 35.00	827,512	4.11	32.68	533,744	32.67
$ 35.01–$ 76.25	247,504	3.60	40.84	179,762	41.60
	3,386,841	4.15	$27.36	1,812,329	$28.98

Intrinsic value is calculated as the difference between the market value as of December 31, 2010, and the exercise price of the shares. The closing price of Verisign's stock was $32.67 on December 31, 2010, as reported by the NASDAQ Global Select Market. The aggregate intrinsic value of stock options outstanding, stock options exercisable and stock options expected to vest with an exercise price below $32.67 in each case as of December 31, 2010 was $20.3 million, $8.5 million and $8.2 million respectively. As of December 31, 2010 the weighted-average remaining contractual life for stock options exercisable and stock options expected to vest was 3.19 years and 5.02 years, respectively.

RSUs Information

The following table summarizes unvested RSUs activity:

	Year Ended December 31,					
	2010		2009		2008	
	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value	Shares	Weighted-Average Grant-Date Fair Value
Unvested at beginning of period	3,086,660	$25.39	3,678,790	$29.18	4,816,865	$27.32
Granted	2,037,441	25.67	1,422,162	19.37	1,697,589	31.86
Vested and settled	(1,348,951)	26.34	(1,206,742)	27.08	(1,316,426)	28.13
Forfeited	(1,282,611)	25.34	(807,550)	29.53	(1,519,238)	27.25
Dividend equivalents (1)	226,823	—	—	—	—	—
	2,719,362	$23.50	3,086,660	$25.39	3,678,790	$29.18

(1) All RSU agreements have anti-dilution provisions, in the event a dividend is declared, that requires the Company to issue additional dividend equivalent RSUs ("dividend equivalents") calculated based on the number of unvested RSUs, the per share dividend declared, and the stock price on the dividend payment date. The dividend equivalents are subject to the same vesting requirements as applicable to unvested RSUs in respect of which such additional dividend equivalents are issued.

As of December 31, 2010, the aggregate intrinsic value of unvested RSUs was $88.8 million. The fair values of RSUs that vested during 2010, 2009 and 2008 were $38.1 million, $24.7 million, and $40.7 million, respectively.

Modifications

In 2010, 2009 and 2008, the Company modified certain stock-based awards held by employees affected by divestitures and workforce reductions to accelerate the vesting of twenty-five percent (25%) of each such individual's unvested "in-the-money" stock options and 25% of each such individual's unvested RSUs on the termination dates of such individual's employment. In addition, in 2008, the Company accelerated the vesting of certain unvested options and RSUs held by Mr. William J. Roper, Jr., the former Chief Executive Officer. The Company remeasured the fair value of these modified awards and recorded the charges over the requisite future service periods, if any. The modification charges are included as restructuring costs for continuing operations as well as for discontinued operations. 1,054, 737 and 1,061 employees were affected by these modifications and the Company recognized $11.0 million, $2.3 million and $23.7 million of acceleration cost, in Restructuring, impairments and other charges, net, within the Consolidated Statements of Operations, during 2010, 2009 and 2008, respectively.

Under the ESPP, if the market price of the stock at the end of any six-month purchase period is lower than the stock price at the offering date, the plan is immediately cancelled after that purchase date and a new two-year plan is established using the then-current stock price as the base purchase price. The Company also allows its employees to increase their payroll withholdings during the offering period. The Company accounts for these increases in employee payroll withholdings and the plan rollover as modifications. In addition, in 2007, the Company allowed its employees to make a one-time catch-up contribution to compensate for a previously cancelled ESPP offering, and increased the maximum contribution from 15% to 25% of the employee's compensation, subject to applicable IRS limits, which resulted in modification expenses in 2008. The Company recognized $5.5 million, $3.8 million, and $3.1 million of such modification expenses in 2010, 2009, and 2008, respectively.

Note 12. Non-operating Income, Net

The following table presents the components of non-operating income, net:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
Interest and dividend income	$ 7,652	$ 2,638	$14,747
Net gain on divestiture of businesses and joint ventures	—	908	80,536
Unrealized (loss) gain on contingent interest derivative on Convertible Debentures	(500)	549	3,616
Income from transition services agreements	10,631	4,944	3,641
Other, net	2,955	2,906	(8,653)
Total non-operating income, net	$20,738	$11,945	$93,887

Interest and dividend income is earned principally from the investment of Verisign's surplus cash balances and marketable securities. Income from transition services agreements includes fees generated from services provided to the purchasers of the divested businesses for a certain period of time to ensure and facilitate the transfer of business operations for those businesses. Other, net, in 2010, primarily includes a $4.3 million realized gain due to distributions received in 2010 from the Funds held by The Reserve that exceed book value. Other, net, in 2009, primarily includes $3.3 million received from Certicom Corporation ("Certicom") due to the termination of the acquisition agreement entered into with Certicom. The net gain on divestitures of businesses and joint ventures in 2008 primarily related to the divestiture of the Company's 49% ownership interest in the Jamba joint ventures. Other, net, in 2008, includes a charge of $8.2 million for an other- than-temporary impairment of Funds held by The Reserve as a result of management's assessment for our investment portfolio with consideration to the economic market conditions at the time.

Note 13. Income Taxes

Income from continuing operations before income taxes and loss from unconsolidated entities is categorized geographically as follows:

	Year Ended December 31,		
	2010	2009	2008
	(In thousands)		
United States	$39,454	$ 82,952	$18,709
Foreign	55,900	41,600	4,775
Total income from continuing operations before income taxes and loss from unconsolidated entities	$95,354	$124,552	$23,484

The provision for income taxes consisted of the following:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Continuing operations:			
Current (expense) benefit:			
Federal	$ 91,305	$ (7,685)	$ 33,175
State	27,777	17,918	(1,109)
Foreign, including foreign withholding tax	(8,474)	(4,591)	872
	110,608	5,642	32,938
Deferred (expense) benefit:			
Federal	(103,343)	(44,560)	(23,070)
State	(36,397)	(4,766)	(3,819)
Foreign	3,810	10,749	6,021
	(135,930)	(38,577)	(20,868)
Total income tax (expense) benefit from continuing operations	$ (25,322)	$(32,935)	$ 12,070
Income tax expense from discontinued operations	$(279,644)	$(57,524)	$(65,967)

The Company's income taxes payable has been reduced by the tax benefits from employee stock options, employee stock purchase plan exercises, and RSU vesting. The company receives an income tax benefit calculated as the tax effect of the difference between the fair market value of the stock issued at the time of exercise and the option price. If an incremental tax benefit reduces income tax payable in excess of previously recognized net income tax benefit, such excess tax benefit is recognized as an increase to additional paid-in capital. The net excess tax benefits from employee stock option and RSU transactions were $126.1 million, $16.0 million, and $26.6 million in 2010, 2009, and 2008, respectively.

The difference between income tax expense or benefit and the amount resulting from applying the federal statutory rate of 35% to income from continuing operations before income taxes and loss from unconsolidated entities is attributable to the following:

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Income tax expense at federal statutory rate	$(33,373)	$(43,593)	$ (8,220)
State taxes, net of federal benefit	(8,620)	8,549	(3,203)
Differences between statutory rate and foreign effective tax rate	19,122	4,711	9,135
Non-deductible stock-based compensation	(2,826)	(2,390)	(2,649)
Change in valuation allowance	350	—	15,347
Research and experimentation credit	670	930	(523)
IRS audit adjustments	—	—	(12,679)
Change in estimated tax expense related to a divested business	3,365	(269)	—
Accrual for uncertain tax positions	(4,966)	3,154	16,151
Other	956	(4,027)	(1,289)
	$(25,322)	$(32,935)	$ 12,070

During 2010, the Company recorded a $7.8 million tax expense, reflecting a remeasurement of state deferred tax assets and liabilities using future tax rates which will be in effect when the underlying assets and liabilities will reverse. The change in state tax rate is primarily attributable to the change in the Company's business operations after the sale of the Authentication Services business.

During 2009, the State of California enacted changes in tax laws that were expected to have a beneficial impact on the Company's effective tax rate beginning in 2011. As a result, the Company revalued its state deferred tax assets that are expected to reverse after the effective date of the change, and recognized an income tax benefit of $4.9 million in state taxes for 2009.

During 2009, the California Franchise Tax Board agreed with certain Company positions during the Franchise Tax Board's audit of the years ended December 31, 2003 to December 31, 2005. The Company recorded an income tax benefit of $3.4 million in state taxes in 2009.

The tax effects of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are as follows:

	As of December 31,	
	2010	2009
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 20,376	$ 13,916
Deductible goodwill and intangible assets	10,354	94,783
Tax credit carryforwards	7,866	4,277
Deferred revenue, accruals and reserves	96,433	155,855
Capital loss carryforwards and book impairment of investments	5,759	31,749
Other	4,724	7,729
Total deferred tax assets	145,512	308,309
Valuation allowance	(18,174)	(33,065)
Net deferred tax assets	127,338	275,244
Deferred tax liabilities:		
Property and equipment	$ (2,543)	$ (5,201)
Deferred revenue, accruals and reserves	—	(488)
Non-deductible acquired intangibles	(372)	(7,985)
Convertible debentures	(359,123)	(322,190)
Other	(4,210)	(8,114)
Total deferred tax liabilities	(366,248)	(343,978)
Total net deferred tax liabilities	$(238,910)	$ (68,734)

As of December 31, 2010, the Company had deferred tax assets arising from deductible temporary differences, tax losses, and tax credits of $145.5 million before the offset of certain deferred tax liabilities. With the exception of certain deferred tax assets related to book and tax bases differences of certain investments and certain foreign net operating loss carryforwards, management believes it is more likely than not that forecasted income, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. During 2010, the Company reduced its valuation allowance by $26.7 million previously applied to capital loss carryforwards as sufficient capital gains were generated during 2010. The Company increased its valuation allowance by $12.8 million in 2010 relating to a loss carryforward in a foreign jurisdiction because the Company does not expect to generate sufficient taxable income in that jurisdiction in the future.

As of December 31, 2010, the Company had federal, state and foreign net operating loss carryforwards of approximately $92.8 million, $637.1 million and $120.0 million, respectively, before applying tax rates for the respective jurisdictions. The Company had federal research tax credits and alternative minimum tax credits available for future years of approximately $36.8 million and $18.3 million, respectively. Certain net operating loss carryforwards and credits are subject to an annual limitation under Internal Revenue Code Section 382, but are expected to be fully realized. In future periods, an aggregate, tax-affected amount of $92.7 million will be recorded to stockholders' equity when stock option-related attributes are utilized to reduce future cash tax payments. The federal and state net operating loss and federal tax credit carryforwards expire in various years from 2011 through 2030. The foreign net operating loss carryforwards will expire in 2015 through 2017.

Deferred income taxes have not been provided on the undistributed earnings of foreign subsidiaries. The amount of such earnings as of December 31, 2010 was $426.8 million. These earnings have been indefinitely reinvested and the Company does not plan to initiate any action that would precipitate the payment of income taxes thereon. It is not practicable to estimate the amount of additional tax that might be payable on the undistributed foreign earnings.

The Company qualifies for tax holidays in Switzerland and India. In Switzerland, the tax holidays provide reduced rates of taxation on certain types of income and also require certain thresholds of investment and employment. In Switzerland, the tax holiday on certain income types expires in 2011 and the tax holiday on remaining income types expires in 2015. In India, the Company has qualified for the Software Technology Park of India ("STPI") tax program with respect to its research and development activities. This exemption is scheduled to expire on March 31, 2011. Notwithstanding qualification for this exemption, the Company is subject to minimum alternative tax rules in India which override the STPI regime and subject the Company to minimum tax on qualifying income. Due to net operating loss carryforwards from prior years, the tax holidays did not have a material impact on the Company's earnings per share for 2009 and 2008. The tax holidays increased the Company's diluted earnings per share in 2010 by $0.12.

The Company maintains liabilities for uncertain tax positions. These liabilities involve considerable judgment and estimation and are continuously monitored by management based on the best information available including changes in tax regulations and other information. A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	As of December 31,	
	2010	2009
	(In thousands)	
Gross unrecognized tax benefits at January 1	$30,020	$31,998
Decreases in tax positions for prior years	(7,012)	(3,986)
Increases in tax positions for current year	8,933	8,425
Lapse in statute of limitations	(3,184)	(6,417)
Gross unrecognized tax benefits at December 31	$28,757	$30,020

As of December 31, 2010, approximately $24.9 million of unrecognized tax benefits, including penalties and interest could affect the Company's tax provision and effective tax rate. The balance of the gross unrecognized tax benefits is not expected to materially change in the next 12 months.

In accordance with its accounting policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of tax expense. During 2010, 2009 and 2008, the Company (released) recognized accruals for interest and penalties of approximately ($1.1) million, ($2.7) million, and $1.5 million, respectively. The Company had accrued approximately $0.7 million and $1.7 million for the payment of interest and penalties as of December 31, 2010 and 2009, respectively.

The Company's major taxing jurisdictions are the U.S., the states of California and Virginia, and Switzerland. The Company's tax returns are not currently under examination by these taxing jurisdictions. Because the Company uses historic net operating loss carryforwards and other tax attributes to offset its taxable income in current and future years' income tax returns for the U.S., California and Virginia, such attributes can be adjusted by these taxing authorities until the statute closes on the year in which such attributes were utilized. The open years in Switzerland are the 2006 tax year and forward.

Note 14. Commitments and Contingencies

Leases

Verisign leases a portion of its facilities under operating leases that extend through 2026, and subleases a portion of its office space to third parties. The minimum lease payments under non-cancelable operating leases and the future minimum contractual sublease income as of December 31, 2010, are as follows:

	Operating Lease Payments	Sublease Income	Net Lease Payments
	(In thousands)		
2011	$ 10,533	$(1,152)	$ 9,381
2012	11,412	(138)	11,274
2013	6,871	—	6,871
2014	8,036	—	8,036
2015	7,933	—	7,933
Thereafter	84,440	—	84,440
Total	$129,225	$(1,290)	$127,935

Future operating lease payments include payments related to leases on excess facilities included in Verisign's restructuring plans. The table above includes aggregate lease payments of $105.6 million for a lease agreement entered into in 2010 of an office building containing approximately 221,000 square feet, in Reston, Virginia, to be used as the Company's Corporate Headquarters. The lease is expected to commence in July 2011 commensurate with taking control of the premises and will expire in 2026. The lease term is for 15 years and 5 months which includes a five month rent holiday followed by 18 months of a 50% rent concession.

Rental expenses under operating leases were $15.3 million, $17.0 million, and $15.6 million for 2010, 2009 and 2008, respectively.

Purchase Obligations and Contractual Agreements

The following table represents the minimum payments required by Verisign under certain purchase obligations, the contractual agreement with the Internet Corporation for Assigned Names and Numbers ("ICANN"), the *.tv* Agreement with the Government of Tuvalu, and the interest payments and principal on the Convertible Debentures:

	Purchase Obligations	ICANN Agreement	.tv Agreement	Convertible Debentures	Total
			(In thousands)		
2011	$17,052	$18,000	$ 2,000	$ 40,625	$ 77,677
2012	5,233	16,500	2,000	40,625	64,358
2013	—	—	2,000	40,625	42,625
2014	—	—	2,000	40,625	42,625
2015	—	—	2,000	40,625	42,625
Thereafter	—	—	2,000	2,143,750	2,145,750
Total minimum payments	$22,285	$34,500	$12,000	$2,346,875	$2,415,660

The amounts in the table above exclude $24.9 million of income tax related uncertain tax positions, as the Company is unable to reasonably estimate the ultimate amount or time of settlement of those liabilities.

The Company has entered into agreements with buyers of certain divested businesses, for which it continues to be responsible for certain contingent liabilities and transition services after their divestiture. The Company might incur costs and expenses associated with the resolution of these contingent liabilities. In addition, the transition services may be required for periods longer than initially anticipated by management and may be costlier to complete when compared to the payments that will be received from the buyers for these transition services.

Verisign enters into certain purchase obligations with various vendors. The Company's significant purchase obligations primarily consist of firm commitments with telecommunication carriers and other service providers. The Company does not have any significant purchase obligations beyond 2012.

In 2006, the Company entered into a contractual agreement with ICANN to be the sole registry operator for domain names in the *.com* top-level domain through November 30, 2012. Under the agreement, the Company paid ICANN, registry level fees of $18.0 million, $15.0 million and $10.0 million in 2010, 2009 and 2008, respectively.

In 2001, the Company entered into an amended contractual agreement with the Government of Tuvalu to be the sole registry operator for *.tv* domain names through December 31, 2016. Pursuant to the terms of this agreement, in each of 2010, 2009 and 2008, the Company paid the Tuvalu government a total of $2.0 million annually in registry fees.

In August 2007, the Company issued $1.25 billion principal amount of Convertible Debentures. The Company will pay cash interest at an annual rate of 3.25% payable semiannually on February 15 and August 15 of each year, until maturity.

Legal Proceedings

On May 31, 2007, plaintiffs Karen Herbert, et al., on behalf of themselves and a nationwide class of consumers ("*Herbert*"), filed a complaint against Verisign, m-Qube, Inc., and other defendants alleging that defendants collectively operated an illegal lottery under the laws of multiple states by allowing viewers of the NBC television show "Deal or No Deal" to incur premium text message charges in order to participate in an interactive television promotion called "Lucky Case Game." The lawsuit is pending in the U.S. District Court for the Central District of California, Western Division. On June 5, 2007, plaintiffs Cheryl Bentley, et al., on behalf of themselves and a nationwide class of consumers ("*Bentley*"), filed a complaint against Verisign, m-Qube, Inc., and other defendants alleging that defendants collectively operated an illegal lottery under the laws of multiple states by allowing viewers of the NBC television show "The Apprentice" to incur premium text message charges in order to participate in an interactive television promotion called "Get Rich With Trump." The defendants' motion to dismiss the *Herbert* matter was denied by the district court on December 3, 2007 and that ruling was appealed. On July 8, 2010, the Court of Appeals for the Ninth Circuit dismissed the appeal for lack of jurisdiction and remanded the case to the district court. The *Bentley* and *Herbert* cases, although not consolidated, are proceeding on a coordinated basis before the same judge in the district court. Certain defendants have asserted indemnity claims against Verisign in connection with these matters.

Verisign has been named as a defendant in litigation brought by the plaintiff CFIT asserting claims, among others, under Sections 1 and 2 of the Sherman Antitrust Act (the "Sherman Act") in connection with the *.com* and *.net* Registry Agreements. Following the dismissal with prejudice of CFIT's second amended complaint by the United Stated District Court for the Northern District of California on May 14, 2007, and CFIT's appeal to the U.S. Court of Appeals for the Ninth Circuit, the case was remanded to the U.S. District Court for the Northern District of California by an Order and Amended Opinion issued on July 9, 2010. Upon remand, the District Court scheduled a trial to begin December 5, 2011, a summary judgment hearing on threshold issues, including standing, the role of the U.S. government and ICANN, immunity, as well as CFIT's right to a jury trial, for March 2011 and a final summary judgment hearing for October 2011. On December 16, 2010, the District Court granted CFIT's unopposed motion for leave to file a third amended complaint. The third amended complaint contained new allegations regarding the *.net* Registry Agreement, sought disgorgement of profits, eliminated all claims for damages and removed all claims regarding the alleged expiring names registration services market. Verisign filed a motion to dismiss CFIT's third amended complaint on December 30, 2010. A hearing on Verisign's motion to dismiss was held on February 4, 2011, whereupon the District Court took the matter under advisement. On February 11, 2011, the District Court issued an order granting Verisign's motion to dismiss CFIT's third amended complaint (the "Order"). The Order dismisses the complaint in its entirety, with leave, in part, to amend the complaint again. First, the Order dismisses the complaint in its entirety on the grounds that the third amended complaint failed to identify members of CFIT or their continuous standing to assert the claims in the complaint against Verisign. The Order grants CFIT leave to amend the complaint to the extent CFIT can sufficiently allege standing from the commencement of the action. Second, the Order dismisses the claims concerning the *.net* Registry Agreement on the grounds that CFIT's allegations are too conclusory to plausibly state a claim for relief. The Order grants CFIT leave to amend its claims concerning the .net registry agreement to the extent it can allege specific facts sufficient to state a claim for relief. Third, the Order dismisses without leave to amend CFIT's claim for disgorgement of domain name registration fees CFIT alleges were improperly collected. Finally, the Order denies CFIT's request for a jury trial. Thus, any claims in the case should be tried to the District Court rather than a jury.

While certain matters to which the Company is a party specify the damages claimed, such claims may not represent reasonably possible losses. Given the inherent uncertainties of the litigation, the ultimate outcome of these matters cannot be predicted at this time, nor can the amount of possible loss or range of loss, if any, be reasonably estimated, except in circumstances where an aggregate litigation accrual has been recorded for probable and reasonably estimable loss contingencies. A determination of the amount of accrual required, if any, for these contingencies is made after careful analysis of each matter. The required accrual may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters. The Company does not believe that any such matter currently being reviewed will have a material adverse effect on its financial condition or results of operations.

Verisign is involved in various other investigations, claims and lawsuits arising in the normal conduct of its business, none of which, in its opinion will have a material effect on its business. The Company cannot assure you that it will prevail in any litigation. Regardless of the outcome, any litigation may require the Company to incur significant litigation expense and may result in significant diversion of management attention.

Indemnifications

In connection with the sale of the Authentication Services business to Symantec, the Company has agreed to indemnify Symantec for certain potential legal claims arising from the operation of the Authentication Services business for a period of sixty months after the closing of the sale transaction. The Company's indemnification obligations in this regard are triggered only when indemnifiable claims exceed in the aggregate $4 million. Thereafter, the Company is obligated to indemnify Symantec for 50% of all indemnifiable claims. The Company's maximum indemnification obligation with respect to these claims is capped at $125 million. A loss related to this indemnification obligation is neither probable nor reasonably estimable.

Off-Balance Sheet Arrangements

As of December 31, 2010 and 2009, the Company did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, the Company is not exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, in the normal course of business, the Company does enter into contracts in which it makes representations and warranties that guarantee the performance of the Company's products and services. Historically, there have been no significant losses related to such guarantees.

Note 15. Related Party Transactions

Verisign recognized revenues of $9.6 million in 2008 from a service agreement with its investments in unconsolidated entities related to the Jamba joint ventures. In October 2008, Verisign sold its remaining 49% ownership interest in the Jamba joint ventures and settled all amounts receivable from the Jamba joint ventures.

Note 16. Business Combinations

On October 1, 2008, Verisign completed its acquisition of Global Name Registry, Limited ("GNR"), a United Kingdom based company that manages and operates the registry for the *.name* top level domain. Verisign paid approximately $11.7 million in cash (net of cash acquired of $1.1 million) for the acquisition, which included approximately $0.6 million to cover certain transaction costs. Verisign recorded goodwill of $1.2

million, other indefinite-lived intangible asset (*.name* gTLD) of $11.7 million, and assumed net liabilities of $1.2 million. Verisign had a pre-existing relationship with GNR, pursuant to a registry services agreement, whereby Verisign provided certain registry services to GNR. The effective settlement of the pre-existing relationship, as a result of the acquisition, did not result in any gain or loss in the Consolidated Statements of Operations.

During the third quarter of 2009, due to a strategic change in the planned use of the indefinite-lived *.name* gTLD intangible asset, the Company performed an impairment assessment and concluded that the fair value of the intangible asset was reduced to below its carrying value. The estimated fair value of the *.name* gTLD intangible asset was determined, using the income approach, to be $2.0 million, and as a result the Company recorded an impairment charge of $9.7 million to Restructuring, impairments and other charges, net, within the Consolidated Statements of Operations. The Company also concurrently determined that the intangible asset has a finite life for which amortization costs are recorded over its estimated useful life on a straight-line basis.

Note 17. Subsequent Events

Between February 1, 2011 and February 23, 2011, the Company repurchased approximately 0.6 million shares of its common stock at an average stock price of $34.87 per share for an aggregate cost of $22.4 million under the 2010 Share Buyback Program. As a result, approximately $1.3 billion is available for repurchase of its common stock under the 2010 Share Buyback Program.

As required under Item 15—Exhibits and Financial Statement Schedules, the exhibits filed as part of this report are provided in this separate section. The exhibits included in this section are as follows:

Exhibit Number	Exhibit Description
10.64	VeriSign, Inc. Annual Incentive Compensation Plan. +
10.65	VeriSign, Inc. 2006 Equity Incentive Plan Form of Performance-Based Restricted Stock Unit Agreement +
21.01	Subsidiaries of the Registrant
23.01	Consent of Independent Registered Public Accounting Firm
24.01	Powers of Attorney (Included on Page 72 as part of the signature pages hereto)
31.01	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(a)
31.02	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(a)
32.01	Certification of Principal Executive Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350)**
32.02	Certification of Principal Financial Officer pursuant to Exchange Act Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the U.S. Code (18 U.S.C. 1350)**
101.INS	XBRL Instance Document. ***
101.SCH	XBRL Taxonomy Extension Schema. ***
101.CAL	XBRL Taxonomy Extension Calculation Linkbase. ***
101.DEF	XBRL Taxonomy Extension Definition Linkbase. ***
101.LAB	XBRL Taxonomy Extension Label Linkbase. ***
101.PRE	XBRL Taxonomy Extension Presentation Linkbase. ***

** As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of VeriSign, Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

+ Indicates a management contract or compensatory plan or arrangement.

*** Furnished herewith.


VERISIGN

VeriSign, Inc.
21355 Ridgetop Circle
Dulles, Virginia 20166

April 13, 2011

To Our Stockholders:

You are cordially invited to attend the 2011 Annual Meeting of Stockholders of VeriSign, Inc. ("Verisign") to be held at our corporate offices located at 21345 Ridgetop Circle, Dulles, Virginia 20166 on Thursday, May 26, 2011 at 10:00 a.m., Eastern Time (the "Meeting").

The matters expected to be acted upon at the Meeting are described in detail in the following *Notice of the 2011 Annual Meeting of Stockholders* and *Proxy Statement.*

We have implemented a U.S. Securities and Exchange Commission rule that requires companies to furnish their proxy materials over the Internet. As a result, we are mailing to our stockholders a Notice of Internet Availability of Proxy Materials instead of a paper copy of our annual report to security holders, which includes our Annual Report on Form 10-K for the year ended December 31, 2010 (collectively, the "Annual Report"), and this proxy statement. The Notice of Internet Availability of Proxy Materials contains instructions on how to access those documents over the Internet. The Notice of Internet Availability of Proxy Materials also contains instructions on how each stockholder can receive a paper copy of our proxy soliciting materials, including this notice and proxy statement, our Annual Report and a form of proxy card or voting instruction card. We believe that this process will conserve natural resources and reduce the costs of printing and distributing our proxy materials.

It is important that you use this opportunity to take part in the affairs of Verisign by voting on the business to come before this meeting. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE THE PROXY ELECTRONICALLY OR BY PHONE AS DESCRIBED ON THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND UNDER "INTERNET AND TELEPHONE VOTING" IN THE ATTACHED PROXY STATEMENT, OR ALTERNATIVELY, IF RECEIVING PAPER COPIES OF PROXY MATERIALS, DATE, SIGN AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING. Returning or completing the Proxy does not deprive you of your right to attend the Meeting and to vote your shares in person.

We look forward to seeing you at our 2011 Annual Meeting of Stockholders.

Sincerely,

/s/ D. James Bidzos
D. James Bidzos
Chairman of the Board of Directors and
Executive Chairman

/s/ Mark D. McLaughlin
Mark D. McLaughlin
President and Chief Executive Officer

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VERISIGN

VERISIGN, INC.
21355 Ridgetop Circle
Dulles, Virginia 20166

Notice of the 2011 Annual Meeting of Stockholders

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the 2011 Annual Meeting of Stockholders of VeriSign, Inc. will be held at our corporate offices located at 21345 Ridgetop Circle, Dulles, Virginia 20166 on Thursday, May 26, 2011 at 10:00 a.m., Eastern Time. The 2011 Annual Meeting of Stockholders is being held for the following purposes:

1. To elect eight directors of VeriSign, Inc., each to serve until the next annual meeting, or until a successor has been elected and qualified or until the director's earlier resignation or removal.

2. To conduct a non-binding, advisory vote to approve VeriSign, Inc.'s executive compensation.

3. To conduct a non-binding, advisory vote on the frequency of non-binding, stockholder advisory votes on VeriSign, Inc.'s executive compensation.

4. To approve the Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan.

5. To ratify the selection of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2011.

6. To transact such other business as may properly come before the 2011 Annual Meeting of Stockholders or any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice.

Only stockholders of record at the close of business on March 30, 2011 are entitled to notice of and to vote at the 2011 Annual Meeting of Stockholders or any adjournment thereof.

By Order of the Board of Directors,

/s/ Richard H. Goshorn
Richard H. Goshorn
Secretary

Dulles, Virginia
April 13, 2011

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE THE PROXY ELECTRONICALLY OR BY PHONE AS DESCRIBED ON THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND UNDER "INTERNET AND TELEPHONE VOTING" IN THE ATTACHED PROXY STATEMENT, OR ALTERNATIVELY, IF RECEIVING PAPER COPIES OF PROXY MATERIALS, COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE MEETING.

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TABLE OF CONTENTS

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VERISIGN

VERISIGN, INC.

21355 Ridgetop Circle
Dulles, Virginia 20166

PROXY STATEMENT
FOR THE 2011 ANNUAL MEETING OF STOCKHOLDERS

April 13, 2011

The accompanying proxy is solicited on behalf of the Board of Directors (the "Board") of VeriSign, Inc. ("Verisign" or the "Company") for use at the 2011 Annual Meeting of Stockholders (the "Meeting") to be held at our corporate offices located at 21345 Ridgetop Circle, Dulles, Virginia 20166 on Thursday, May 26, 2011 at 10:00 a.m., Eastern Time. Only holders of record of our common stock at the close of business on March 30, 2011, which is the record date, will be entitled to vote at the Meeting. At the close of business on the record date, we had 168,408,350 shares of common stock outstanding and entitled to vote. This proxy statement and the accompanying form of proxy (collectively, the "Proxy Statement") were first made available to stockholders on or about April 13, 2011. Our annual report to security holders, which includes our Annual Report on Form 10-K for the year ended December 31, 2010 (collectively, the "Annual Report"), is enclosed with this Proxy Statement for stockholders receiving a paper copy of proxy soliciting materials. The Annual Report and Proxy Statement can both be accessed on the Investor Relations section of our website at *http://investor.verisign.com*, or at *http://www.proxyvoting.com/vrsn*.

All proxies will be voted in accordance with the instructions contained therein. Unless contrary instructions are specified, if the accompanying proxy is executed and returned (and not revoked) prior to the Meeting, the shares of Verisign common stock represented by the proxy will be voted: (1) **FOR** the election of each of the eight director candidates nominated by the Board; (2) **FOR** the non-binding, advisory vote to approve Verisign's executive compensation; (3) **FOR an ANNUAL** non-binding, stockholder advisory vote on Verisign's executive compensation; (4) **FOR** the approval of the Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan; (5) **FOR** the ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2011 ("fiscal 2011"); and (6) in accordance with the best judgment of the named proxies on any other matters properly brought before the Meeting.

Adoption of Majority Vote Standard in Uncontested Director Elections

Verisign's Fifth Amended and Restated Bylaws provide for a majority of votes cast standard in uncontested elections. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "withheld" for that director. In contested elections where the number of nominees exceeds the number of directors to be elected, the vote standard will continue to be a plurality of votes cast. In addition, if a nominee who already serves as a director is not re-elected, the director shall tender his or her resignation, subject to acceptance by the Board. The Corporate Governance and Nominating Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Corporate Governance and Nominating Committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results. The director who tenders his or her resignation will not participate in the Board's decision. If the failure of a nominee to be elected at the annual meeting results in a vacancy on the Board, that vacancy can be filled by action of the Board.

Voting Rights

Holders of our common stock are entitled to one vote for each share held as of the record date.

Quorum, Effect of Abstentions and Broker Non-Votes, Vote Required to Approve the Proposals

A majority of the outstanding shares of common stock must be present or represented by proxy at the Meeting in order to have a quorum. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Meeting. A broker non-vote occurs when a bank, broker or other stockholder of record holding shares for a beneficial owner submits a proxy for the meeting, but does not vote on a particular proposal because that record holder does not have discretionary voting power with respect to that "non-routine" proposal and has not received voting instructions from the beneficial owner. Each of the election of directors, the non-binding, advisory vote to approve executive compensation, the non-binding advisory vote on the frequency of non-binding, stockholder advisory votes on executive compensation and the proposal to approve the Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan is a "non-routine" proposal and so shares for which record holders do not receive voting instructions will not be voted in such election.

If a quorum is present, a nominee for election to a position on the Board in an uncontested election will be elected as a director if the votes cast "for" the election of the nominee exceed the votes cast as "withheld" for that nominee. The following will not be votes cast and will have no effect on the election of any director nominee: (i) a share whose ballot is marked as abstain; (ii) a share otherwise present at the meeting but for which there is an abstention; (iii) a share otherwise present at the meeting as to which a stockholder gives no authority or direction; and (iv) a share subject to a broker non-vote. Stockholders may not cumulate votes in the election of directors.

If a quorum is present, approvals of the proposals for:

- the non-binding, advisory vote to approve Verisign's executive compensation;
- the non-binding, advisory vote on the frequency of non-binding, stockholder advisory votes on Verisign's executive compensation;
- the approval of the Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan;
- the ratification of the selection of KPMG LLP as our independent registered public accounting firm for fiscal 2011; and
- all other matters that properly come before the Meeting

require the affirmative vote of a majority of the shares of common stock present or represented by proxy and entitled to vote on the subject matter.

Under this voting standard, abstentions will have the effect of votes cast against the proposal, and broker non-votes will not affect the voting outcome.

The inspector of elections appointed for the Meeting will separately tabulate affirmative and withheld votes, abstentions and broker non-votes.

Adjournment of Meeting

In the event that a quorum shall fail to attend the Meeting, either in person or represented by proxy, the chairman may adjourn the Meeting, or alternatively, a stockholder or a person named as a proxy may propose the adjournment of the Meeting. Any such adjournment proposed by a stockholder or person named as a proxy would require the affirmative vote of the majority of the outstanding shares present in person or represented by proxy at the Meeting.

Expenses of Soliciting Proxies

Verisign will pay the expenses of soliciting proxies to be voted at the Meeting. Verisign has retained Alliance Advisors, L.L.C. to assist with the solicitation of proxies for a fee of $7000, plus reimbursement of expenses. Following the original mailing of the Notice of Internet Availability of Proxy Materials and paper copies of proxies and other proxy soliciting materials, we and/or our agents may also solicit proxies by mail, telephone, electronic transmission, including email, or in person. Following the original mailing of the Notice of Internet Availability of Proxy Materials and paper copies of the proxies and other proxy soliciting materials, we will request that brokers, custodians, nominees and other record holders of our shares forward copies of the proxy and other proxy soliciting materials to persons for whom they hold shares and request authority for the exercise of proxies. In such cases, we will reimburse the record holders for their reasonable expenses if they ask us to do so.

Revocability of Proxies

A stockholder may revoke any proxy that is not irrevocable by attending the Meeting and voting in person or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the Company.

Internet and Telephone Voting

If you hold shares of record as a registered stockholder, you can simplify your voting process and save the Company expense by voting your shares by telephone at 1-866-540-5760 or on the Internet at *http://www.proxyvoting.com/vrsn* twenty-four hours a day, seven days a week. Telephone and Internet voting are available through 11:59 p.m. Eastern Time the day prior to the Meeting. More information regarding Internet voting is given on the Notice of Internet Availability of Proxy Materials. If you hold shares through a bank or brokerage firm, the bank or brokerage firm will provide you with separate instructions on a form you will receive from them. Many such firms make telephone or Internet voting available, but the specific processes available will depend on those firms' individual arrangements.

Householding

Verisign has adopted a procedure called "householding," which has been approved by the Securities and Exchange Commission (the "SEC"). Under this procedure, Verisign is delivering only one copy of the Notice of Internet Availability of Proxy Materials or paper copies of the Annual Report and Proxy Statement, as the case may be, to multiple stockholders who share the same address and have the same last name, unless Verisign has received contrary instructions from an affected stockholder. This procedure reduces Verisign's printing costs, mailing costs and fees. Stockholders who participate in householding will continue to receive separate voter control numbers or proxy cards, in accordance with their preferred method of delivery.

Verisign will deliver promptly upon written or oral request a separate copy of the Notice of Internet Availability of Proxy Materials or Annual Report and the Proxy Statement to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of any of these documents, you may write or call Verisign's Investor Relations Department at VeriSign, Inc., 21345 Ridgetop Circle, Dulles, Virginia 20166, Attention: Investor Relations, telephone 1-800-922-4917, or via email at ir@verisign.com. You may also access Verisign's Annual Report and Proxy Statement on the Investor Relations section of Verisign's website at *http://investor.verisign.com*.

If you are a holder of record and would like to revoke your householding consent and receive a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report or Proxy Statement in the future, please contact BNY Mellon Shareowner Services, either by calling toll free at 1-877-255-1918 or by writing to BNY Mellon Shareowner Services, Householding Department, P.O. Box 358015, Pittsburgh, PA 15252-8015. You will be removed from the householding program within thirty days of receipt of the revocation of your consent.

Any stockholders of record who share the same address and currently receive multiple copies of Verisign's Notice of Internet Availability of Proxy Materials, Annual Report or Proxy Statement who wish to receive only one copy of these materials per household in the future, please contact Verisign's Investor Relations Department at the email address, physical address or telephone number listed above to participate in the householding program.

A number of brokerage firms have instituted householding. If your shares are held in "street name," please contact your bank, broker or other holder of record to request information about householding.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

Our Fifth Amended and Restated Bylaws authorize eleven directors or such number of directors determined from time to time by a resolution of the Board; there are currently eight directors, as determined by a written resolution of the Board. The terms of the current directors, who are identified below, expire upon the election and qualification of the directors to be elected at the Meeting. The Board has nominated each of the eight current directors for re-election at the Meeting to serve until the 2012 Annual Meeting of Stockholders and until their respective successors have been elected and qualified. There are currently no vacancies on the Board. Proxies cannot be voted for more than eight persons, which is the number of nominees.

Unless otherwise directed, the persons named in the proxy intend to vote all proxies **FOR** the re-election of the nominees, as listed below, each of whom has consented to serve as a director if elected. If, at the time of the Meeting, any of the nominees is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Board, unless the Board chooses to reduce its own size. The Board has no reason to believe any of the nominees will be unable or will decline to serve if elected.

Nominees/Directors

Set forth below is certain information relating to our directors, including details on each director/nominee's specific experience, qualifications, attributes or skills that led the Board to conclude that the person should serve as a director of the Company.

Name	Age	Position
Nominees for election as directors for a term expiring in 2012:		
D. James Bidzos	56	Chairman of the Board and Executive Chairman
William L. Chenevich(1)(2)	67	Lead Independent Director
Kathleen A. Cote(1)(2)	62	Director
Mark D. McLaughlin	45	Director, President and Chief Executive Officer
Roger H. Moore	69	Director
John D. Roach(1)(3)	67	Director
Louis A. Simpson(2)(3)	74	Director
Timothy Tomlinson(2)(3)	61	Director

(1) Member of the Audit Committee.
(2) Member of the Corporate Governance and Nominating Committee.
(3) Member of the Compensation Committee.

D. James Bidzos has served as Executive Chairman since August 2009. He served as Executive Chairman and Chief Executive Officer on an interim basis from June 2008 to August 2009 and served as President from June 2008 to January 2009. He served as Chairman of the Board of Directors since August 2007 and from April 1995 to December 2001. He served as Vice Chairman of the Board from December 2001 to August 2007. Mr. Bidzos served as a director of VeriSign Japan K.K. from March 2008 to August 2010 and served as Representative Director of VeriSign Japan K.K. from March 2008 to September 2008. Mr. Bidzos served as Vice Chairman of RSA Security Inc., an Internet identity and access management solution provider, from March 1999 to May 2002, and Executive Vice President from July 1996 to February 1999. Prior thereto, he served as President and Chief Executive Officer of RSA Data Security, Inc. for fourteen years from 1986 to February 1999.

Mr. Bidzos is a business executive with significant expertise in the technology that is central to the Company's businesses. Mr. Bidzos is an Internet and security industry pioneer who understands the strategic technology trends in markets that are important to the Company. Mr. Bidzos was a founder of the Company and has been either Chairman or Vice Chairman of the Company's Board of Directors since the Company's founding in April 1995, providing him with valuable insight and institutional knowledge of the Company's history and development. Mr. Bidzos has prior experience on our Compensation Committee and our Corporate Governance and Nominating Committee and as a board member on several other public-company boards. Mr. Bidzos's years of board-level experience contribute important knowledge and insight to the Board. Additionally, Mr. Bidzos's executive-level experience includes many years as a Chief Executive Officer, providing him with a perspective that the Board values. Mr. Bidzos also has international business experience from his service as a director of VeriSign Japan K.K.

William L. Chenevich has served as Lead Independent Director since February 2009 and as a director since the Company's founding in April 1995. Mr. Chenevich served as Vice Chairman of Technology and Operations for U.S. Bancorp, a financial holding company, from February 2001 to July 2010. He served as Vice Chairman of Technology and Operations Services of Firstar Corporation, a financial services company, from 1999 until its merger with U.S. Bancorp in February 2001. Prior thereto, he was Group Executive Vice President of VISA International, a financial services company, from 1994 to 1999. Mr. Chenevich holds a B.B.A. degree in Business from the City College of New York and an M.B.A. degree in Management from the City University of New York.

Mr. Chenevich is a business executive with significant expertise in technology and operations developed over more than twenty years in the financial services industry. Mr. Chenevich's expertise in technology and operations is directly relevant to the products and services of the Company's businesses. Mr. Chenevich's experience in the financial services industry is also relevant as that industry is an important target industry for the Company's products and services. Mr. Chenevich's service on several other boards of directors over his career, and his service on our Board since the Company's founding, have provided him with significant board-level experience, as well as valuable insight and institutional knowledge of the Company's history and development. Mr. Chenevich's financial and accounting skills qualify him as an audit committee financial expert. His experience on our Audit Committee and the audit committee of another company are also valuable to the Company. In addition, Mr. Chenevich has significant executive-level experience as a management committee member at leading financial institutions for more than twenty years, including experience in mergers and acquisitions transactions. Mr. Chenevich also has significant international business experience from his time as Group Executive Vice President of VISA International.

Kathleen A. Cote has served as a director since February 2008. From May 2001 to June 2003, Ms. Cote served as Chief Executive Officer of Worldport Communications Company, a provider of Internet managed services. From September 1998 to May 2001, she served as Founder and President of Seagrass Partners, a consulting firm specializing in providing strategic planning, business, operational and management support for startup and mid-sized technology companies. Prior thereto, she served as President and Chief Executive Officer of Computervision Corporation, a supplier of desktop and enterprise, client server and web-based product development and data management software and services. During the past five years, Ms. Cote has held directorships at Asure Software Corporation, 3Com Corporation and Western Digital Corporation. Ms. Cote holds an Honorary Doctorate from the University of Massachusetts, an M.B.A. degree from Babson College, and a B.A. degree from the University of Massachusetts, Amherst.

Ms. Cote is a business executive with significant expertise overseeing global companies in technology and operations in the areas of systems integration, networks, hardware and software, including web-based applications and internet services. Ms. Cote's expertise in technology and operations is directly relevant to the Company's businesses. Ms. Cote's expertise as a business executive also includes sales and marketing, product development, strategic planning and international experience, which contributes important expertise to the Board in those areas of business administration. Ms. Cote's financial and accounting skills qualify her as an audit committee financial expert. In addition to Ms. Cote's tenure as a director of the Company, Ms. Cote has served on several other boards of directors, including service on the audit and corporate governance committees of those boards, providing her with valuable board-level experience. Ms. Cote's executive-level experience includes experience as a Chief Executive Officer, providing her with a perspective that the Board values.

Mark D. McLaughlin has served as President and Chief Executive Officer and as a director since August 2009. He served as President and Chief Operating Officer from January 2009 to August 2009. From November 2008 to January 2009, Mr. McLaughlin provided consulting services to the Company. From January 2007 through November 2007, he served as the Company's Executive Vice President, Products and Marketing. From May 2006 to January 2007, he served as Executive Vice President and General Manager, Information Services. From December 2004 to May 2006, he served as Senior Vice President and General Manager, Information Services and from November 2003 through December 2004, Mr. McLaughlin was Senior Vice President and Deputy General Manager of Information Services. From 2002 to 2003, he served as Vice President, Corporate Business Development, and from 2000 to 2001 he was Vice President, General Manager of Verisign Payment Services. Prior to joining the Company, Mr. McLaughlin was the Vice President, Sales and Business Development, of Signio Inc., an Internet payment company acquired by the Company in February 2000. Mr. McLaughlin was Vice President, Business Development at Gemplus International SA, a provider of smartcard based solutions, from 1997 to 1999. Mr. McLaughlin holds a B.S. degree from the U.S. Military Academy at West Point and a J.D. degree from Seattle University.

As indicated in the Board's Corporate Governance Principles, the Board sees value in having the Company's Chief Executive Officer serve as a member of the Board. Moreover, Mr. McLaughlin is a business executive with significant expertise in the management of the products and services that are central to the Company's businesses. He has worked for the Company in various capacities for over ten years, including in the areas of business development and strategic planning, technology operations, and product management. Mr. McLaughlin has experience in mergers and acquisitions transactions both from his time as a practicing attorney and in his business development role with the Company. Mr. McLaughlin also has sales and marketing experience in the technology sector from his time at Signio. In January 2011, President Barak Obama appointed Mr. McLaughlin to serve on the President's National Security Telecommunications Advisory Committee, which is a committee composed of private sector CEOs and experts who advise the U.S. Government on matters likely to impact or threaten the operation and security of the telecommunications systems in the United States. Mr. McLaughlin's experience in these areas, including business administration, provides valuable expertise to the Board. In addition, Mr. McLaughlin has international business experience from his time at Gemplus.

Roger H. Moore has served as a director since February 2002. From December 2007 to May 2009, he served as a consultant assisting Verisign in the divestiture of its Communications Services business. From June 2007 through November 2007, Mr. Moore served as interim Chief Executive Officer of Arbinet Corporation, a provider of online trading services. He was President and Chief Executive Officer of Illuminet Holdings, Inc. from December 1995 until December 2001 when Verisign acquired Illuminet Holdings. Prior to Illuminet Holdings, Mr. Moore spent ten years with Nortel Networks in a variety of senior management positions including President of Nortel Japan. During the past five years, Mr. Moore has held directorships at Western Digital Corporation, Consolidated Communications Illinois Holdings, Inc. and Arbinet Corporation. Mr. Moore holds a B.S. degree in General Science from Virginia Polytechnic Institute and State University.

Mr. Moore is a business executive with significant expertise in general management, sales, technology and strategic planning in the telecommunications industry. Mr. Moore's expertise contributes operational knowledge of important inputs to the Company's businesses and provides valuable experience in areas of business administration. Mr. Moore also has significant experience, both as a senior executive and as a board member, in joint venture and mergers and acquisition transactions, which is experience that is valuable to the Board. Mr. Moore also serves on several other boards of directors, including service on the audit, compensation and corporate governance committees of certain of those boards, providing him with valuable board-level experience. In addition to the several years of business management experience mentioned above, Mr. Moore has international business experience from his time as President of Nortel Japan and as President of AT&T Canada.

John D. Roach has served as a director since July 2007. Mr. Roach has served as Chairman of the Board of Directors and Chief Executive Officer of Stonegate International, a private investment and advisory services company, since September 2001. From November 2002 to January 2006, he served as Executive Chairman of

Unidare U.S., a subsidiary of Unidare plc, a public Irish financial holding company and supplier of products to the welding, safety and industrial markets. From 1998 to 2001, he served as Founder and Chairman, President and Chief Executive Officer of Builders FirstSource, Inc., a distributor of building products. Prior to that, he was Chairman, President and Chief Executive Officer of Fibreboard Corporation, a building products company, from July 1991 to July 1997 when it was acquired by Owens Corning. Mr. Roach also held various executive level roles at Johns Manville Corp. from 1987 to 1991, including serving as its Chief Financial Officer and President of two of its affiliated entities. During the past five years, Mr. Roach has held directorships at Kaiser Aluminum Corporation, Material Sciences Corporation, PMI Group, Inc. and URS Corporation. Mr. Roach holds a B.S. degree in Industrial Management from M.I.T. and an M.B.A. degree from Stanford University.

Mr. Roach is a business executive with significant expertise in private investment and seventeen years of strategy consulting experience, including serving in senior officer roles at The Boston Consulting Group, Booz Allen Hamilton Inc. and Braxton International. Mr. Roach's expertise contributes business operational knowledge and strategic planning skills, along with knowledge important to mergers and acquisitions activity. Mr. Roach's financial and accounting skills qualify him as an audit committee financial expert. Throughout his career, Mr. Roach has served on ten other boards of directors, providing him with valuable board-level experience. His experience on our Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, and the audit committees, compensation committees and corporate governance and nominating committees of several other companies, is also valuable to the Company. Mr. Roach has years of executive experience as a Chief Executive Officer at several other companies, two of which were publicly-traded, and as a Chief Financial Officer. Mr. Roach has international experience as the former Managing Director of the Worldwide Strategy Practice for Booz Allen Hamilton and was responsible for managing all of Johns Manville Corp.'s European business activities.

Louis A. Simpson has served as a director since May 2005. Mr. Simpson is Chairman of SQ Advisors, LLC, an investment firm. From May 1993 to December 2010, he served as President and Chief Executive Officer, Capital Operations, of GEICO Corporation, a passenger auto insurer. Mr. Simpson previously served as Vice Chairman of the Board of GEICO from 1985 to 1993. During the past five years, Mr. Simpson has held a directorship at Science Applications International Corporation. Mr. Simpson holds a B.A. degree from Ohio Wesleyan University and an M.A. degree in Economics from Princeton University.

Mr. Simpson is a business executive with significant expertise in insurance, finance and private investment. Mr. Simpson's expertise contributes all around business acumen, skills in strategic planning and finance, along with knowledge important to mergers and acquisitions activity. Throughout his career, Mr. Simpson has served on the board of directors of more than ten publicly traded companies, providing him with extensive and valuable board-level experience. Mr. Simpson's board-level experience also includes previous audit committee, finance committee, nominating and corporate governance committee and compensation committee experience on certain of those public-company boards. Mr. Simpson is a recognized expert in corporate governance matters, having lectured and presented numerous times on corporate governance topics at seminars and continuing education courses. As indicated above, Mr. Simpson's career includes executive-level experience as a Chief Executive Officer, providing him with a perspective that the Board values.

Timothy Tomlinson is a practicing corporate lawyer employed as Of Counsel by the law firm Greenberg Traurig, LLP. Mr. Tomlinson was the founder and a named partner of Tomlinson Zisko LLP and practiced with this Silicon Valley law firm from 1983 until its acquisition by Greenberg Traurig, LLP in May 2007. He served as managing partner of his firm for multiple terms. Mr. Tomlinson is a long-tenured member of the Board, having served from the Company's founding in 1995 until 2002, and again since his reappointment in November 2007. Mr. Tomlinson holds a B.A. degree in Economics, an M.A. degree in History, an M.B.A. and a J.D. degree from Stanford University.

Mr. Tomlinson has significant expertise in corporate matters including finance and mergers and acquisitions and has represented clients in the technology industry for more than thirty years. Mr. Tomlinson's long-term service on our Board has provided him with valuable insight and institutional knowledge of the Company's history and development. He has extensive experience in corporate governance, both as a lawyer advising clients, and through serving on our Audit and Compensation Committees, as well as the audit, compensation, and governance committees of other public companies.

Compensation of Directors

This section provides information regarding the compensation policies for non-employee directors and amounts earned and securities awarded to these directors in fiscal 2010. Employee directors are not compensated for their services as a director. D. James Bidzos, a director, was appointed Executive Chairman, President and Chief Executive Officer on an interim basis of Verisign on June 30, 2008. On January 14, 2009, Mr. Bidzos resigned as President on an interim basis, and on August 17, 2009, Mr. Bidzos resigned as Executive Chairman and Chief Executive Officer on an interim basis and was appointed Executive Chairman of Verisign. As an employee of the Company, Mr. Bidzos no longer participates in the compensation program for non-employee directors. Mr. Bidzos has been compensated as an executive officer of the Company since June 30, 2008. Mr. McLaughlin, as an employee of the Company, does not participate in the compensation program for non-employee directors. Mr. McLaughlin is compensated as an executive officer of the Company, and his compensation is described in "Executive Compensation" elsewhere in this Proxy Statement.

Non-Employee Director Retainer Fees and Equity Compensation Information

On July 26, 2010, the Compensation Committee met to consider the cash and equity-based compensation to be paid to non-employee directors. The Compensation Committee reviewed competitive market data prepared by Frederic W. Cook & Co. ("FW Cook"), its independent compensation consultant, for the same comparator group used to benchmark executive compensation and certain available information for other boards and reviewed the board compensation practices of these companies. For information about the comparator group, see "Executive Compensation—Compensation Discussion and Analysis." Following this review and consideration of the recommendations made by FW Cook, the Compensation Committee determined that it was in the best interests of Verisign and its stockholders that the annual equity award grant to each director worth $200,000 be made solely in the form of restricted stock units ("RSUs"). New directors are granted an equity award equal to the pro rata amount of such annual equity award, the amount of which is determined based on the date of such new director's appointment or election to the Board.

During fiscal 2010, annual retainer fees were as follows:

Annual retainer for non-employee directors	$ 40,000
Additional annual retainer for Non-Executive Chairman of the Board(1)	$100,000
Additional annual retainer for Lead Independent Director	$ 25,000
Additional annual retainer for Audit Committee members	$ 25,000
Additional annual retainer for Compensation Committee members	$ 20,000
Additional annual retainer for Corporate Governance and Nominating Committee members	$ 10,000
Additional annual retainer for Audit Committee Chairperson	$ 15,000
Additional annual retainer for Compensation Committee Chairperson	$ 10,000
Additional annual retainer for Corporate Governance and Nominating Committee Chairperson	$ 5,000

(1) The position of "Non-Executive Chairman of the Board" was not held during 2010, and as such no annual retainer fees were paid during this period.

Non-employee directors are reimbursed for their expenses in attending meetings.

Non-Employee Director Compensation Table for Fiscal 2010

The following table sets forth a summary of compensation information for our non-employee directors as of December 31, 2010. As executive officers of the Company, Messrs. Bidzos and McLaughlin receive no additional compensation for services provided as directors. Information regarding Mr. McLaughlin's compensation may be found under "Executive Compensation."

DIRECTOR COMPENSATION FOR FISCAL 2010

Non-Employee Director Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)	Total ($)
William L. Chenevich(3)	115,000	199,987		314,987
Kathleen A. Cote(4)	80,000	199,987		279,987
Roger H. Moore(5)	40,000	199,987		239,987
John D. Roach(6)	79,293	199,987		279,280
Louis A. Simpson(7)	74,293	199,987		274,280
Timothy Tomlinson(8)	64,293	199,987		264,280

(1) Amounts shown represent retainer fees earned by each director.

(2) Stock Awards consist solely of RSUs. Amounts shown represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for the applicable awards granted in fiscal 2010. The grant date fair value of each Stock Award granted to each non-employee director on July 26, 2010 was $199,986.60 (6,908 RSUs at $28.95 per share closing price on the grant date).

(3) As of December 31, 2010, Mr. Chenevich held 20,007 RSUs and outstanding options to purchase 26,384 shares of the Company's common stock.

(4) As of December 31, 2010, Ms. Cote held 6,749 RSUs and outstanding options to purchase 12,430 shares of the Company's common stock.

(5) As of December 31, 2010, Mr. Moore held 10,376 RSUs and outstanding options to purchase 71,632 shares of the Company's common stock.

(6) As of December 31, 2010, Mr. Roach held 3,241 RSUs and outstanding options to purchase 19,432 shares of the Company's common stock.

(7) As of December 31, 2010, Mr. Simpson held 25,005 RSUs and outstanding options to purchase 87,032 shares of the Company's common stock.

(8) As of December 31, 2010, Mr. Tomlinson held 3,268 RSUs and outstanding options to purchase 19,432 shares of the Company's common stock.

Stock options are granted at an exercise price not less than 100% of the fair market value of Verisign's common stock on the date of grant and have a term of not greater than seven years from the date of grant. Directors are permitted to exercise vested stock options for up to three years following the termination of their Board service. RSUs granted to non-employee directors (including those granted during fiscal 2010) vest in quarterly installments over one year from the date of grant, except with respect to RSUs granted to non-employee directors on August 1, 2006 which vest in four installments, with one-fourth of the granted RSUs vesting on each annual anniversary of the date of grant. The Compensation Committee may authorize grants with different vesting schedules in the future. The vesting of equity awards for all non-employee directors accelerates as to 100% of any unvested equity awards upon certain changes-in-control as set forth in the 2006 Equity Incentive Plan (the "2006 Plan") and the 1998 Directors Stock Option Plan, as applicable.

The Board Recommends a Vote "FOR" the Election of Each of the Nominated Directors.

CORPORATE GOVERNANCE

Independence of Directors

As required under The NASDAQ Stock Market's listing standards, a majority of the members of our Board must qualify as "independent," as determined by the Board. The Board consults with our legal counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of The NASDAQ Stock Market.

Consistent with these considerations, after review of all relevant transactions and relationships between each director, or any of his or her family members, and Verisign, our executive officers or our independent registered public accounting firm, the Board affirmatively determined on February 23, 2011 that the majority of our Board is comprised of independent directors. Our independent directors are: Mr. Chenevich, Ms. Cote, Mr. Roach, Mr. Simpson, and Mr. Tomlinson. Each director who serves on the Audit Committee, the Compensation Committee or the Corporate Governance and Nominating Committee is an independent director. Mr. Bidzos serves as Executive Chairman. Mr. McLaughlin serves as President and Chief Executive Officer. During 2009, Mr. Moore served as a consultant assisting Verisign in the divestiture of its Communications Services business.

Board Leadership Structure

The Company's eight-member Board is led by Chairman D. James Bidzos. Mr. Bidzos is also an officer of the Company as its Executive Chairman. The Company's President and Chief Executive Officer is Mark D. McLaughlin, who is also a member of the Board. The Board has appointed a Lead Independent Director, who is currently William L. Chenevich. The Lead Independent Director presides at all meetings of the Board at which the Chairman of the Board is not present. Five of the eight directors are independent.

Mr. Bidzos was a founder of the Company and its initial Chief Executive Officer, and he has been either Chairman or Vice Chairman of the Company's Board of Directors since the Company's founding in 1995. Mr. Bidzos's current tenure as Chairman of the Board dates to August 2007. Mr. Chenevich has also been a member of the Board since the Company's founding in 1995 and has been the Lead Independent Director since February 2009. Mr. McLaughlin was appointed President of the Company in January 2009 and Chief Executive Officer of the Company and a director in August 2009.

The Company has determined that its current leadership represents an appropriate structure for the Company. In particular, this structure capitalizes on the expertise and experience of Messrs. Bidzos and Chenevich due to their long-tenured service to the Board, while also providing a direct role in Board matters for Mr. McLaughlin, as current President and Chief Executive Officer of the Company. The structure permits Mr. Bidzos to engage in a more in-depth way in the operations of the Company as Executive Chairman, while ensuring that the roles of Chairman and President and Chief Executive Officer are separate and that Mr. McLaughlin has clear lines of authority as Chief Executive Officer. Lastly, the structure ensures Board independence from management by permitting the Lead Independent Director to call and chair meetings of the independent directors separate and apart from the Chairman of the Board.

Board Role in Risk Oversight

The Board's role in the Company's risk oversight process includes receiving regular reports from members of senior management on areas of material risk to the Company, including operational, financial, legal and regulatory, and strategic and reputational risks. The full Board (or the appropriate committee in the case of risks that are under the purview of a particular committee) receives these reports from the appropriate member of senior management responsible for mitigating these risks within the organization to enable it to understand our risk identification, risk management and risk mitigation strategies. When a Committee receives a report on risks under its purview, the Chairperson of the relevant committee reports on the discussion to the full Board during the committee reports portion of the next Board meeting. This enables the Board and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Board and Committee Meetings

The Board met eight times and its committees collectively met nineteen times during 2010. During his or her tenure on the Board, in fiscal 2010, no director attended fewer than 75% of the aggregate of (i) the total number of meetings held by the Board and (ii) the total number of meetings held by all committees on which he or she served. As the Lead Independent Director, Mr. Chenevich may schedule and conduct separate meetings of the independent directors and perform other similar duties.

Board Members' Attendance at the Annual Meeting

Although we do not have a formal policy regarding attendance by members of the Board at our annual meeting of stockholders, we encourage directors to attend. Two members of the Board attended our 2010 Annual Meeting of Stockholders.

Corporate Governance and Nominating Committee

The Board has established a Corporate Governance and Nominating Committee to recruit, evaluate, and nominate candidates for appointment or election to serve as members of the Board, recommend nominees for committees of the Board, recommend corporate governance principles and periodically review and assess the adequacy of these principles, and review annually the performance of the Board. The Corporate Governance and Nominating Committee is currently composed of Ms. Cote (Chairperson) and Messrs. Chenevich, Simpson and Tomlinson, each of whom has been determined by the Board to be an "independent director" under the rules of The NASDAQ Stock Market. The Corporate Governance and Nominating Committee operates pursuant to a written charter. The Corporate Governance and Nominating Committee's charter is located on our website at *https://investor.verisign.com/documents.cfm*. The Corporate Governance and Nominating Committee met five times during fiscal 2010.

In nominating candidates for election to the Board, the Corporate Governance and Nominating Committee considers the performance and qualifications of each potential nominee or candidate, not only for his or her individual strengths but also for his or her potential contribution to the Board as a group. While it has no express policy, in carrying out this responsibility the Corporate Governance and Nominating Committee also considers additional factors, such as diversity of business administration specialty, expertise within industries and markets tangential or complementary to the Company's industry, and business contacts among the various market segments relevant to the Company's sales, human resource and development strategies. Additionally, pursuant to its charter, the Corporate Governance and Nominating Committee evaluates and reviews with the Board the criteria for selecting new directors, including skills and characteristics, in the context of the current composition of the Board and its committees.

The Corporate Governance and Nominating Committee considers candidates for director nominees proposed by directors and stockholders. The Corporate Governance and Nominating Committee may also from time to time retain one or more third-party search firms to identify suitable candidates. The Corporate Governance and Nominating Committee has an agreement in place with an executive search firm to conduct searches for new independent directors for the Board from time to time, at the Corporate Governance and Nominating Committee's request.

If you would like the Corporate Governance and Nominating Committee to consider a prospective candidate, in accordance with our Fifth Amended and Restated Bylaws, please submit the candidate's name and qualifications to: Richard H. Goshorn, Secretary, VeriSign, Inc., 21355 Ridgetop Circle, Dulles, Virginia 20166.

The Corporate Governance and Nominating Committee will consider all candidates identified by the directors, chief executive officer, stockholders, or third-party search firms through the processes described above, and will evaluate each of them, including incumbents and candidates nominated by stockholders, based on the same criteria.

Audit Committee

The Board has established an Audit Committee that oversees the accounting and financial reporting processes at the Company, internal control over financial reporting, audits of the Company's financial statements, the qualifications of the Company's independent auditor, and the performance of the Company's internal audit department and the independent auditor. The independent auditor reports directly to the Audit Committee, and the Audit Committee is responsible for the appointment (subject to stockholder ratification), compensation and retention of the independent auditor. The Audit Committee also oversees the Company's processes to manage business and financial risk, and compliance with significant applicable legal and regulatory requirements, and oversees the Company's ethics and compliance programs. The Audit Committee is currently composed of Messrs. Chenevich (Chairperson) and Roach and Ms. Cote. Each member of the Audit Committee meets the independence criteria of The NASDAQ Stock Market and the SEC. Each Audit Committee member meets The NASDAQ Stock Market's financial knowledge requirements, and the Board has determined that the Audit Committee has at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities as required by Rule 5605(c)(2) of The NASDAQ Stock Market. The Audit Committee operates pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and The NASDAQ Stock Market. A copy of the Audit Committee charter is located on our website at *https://investor.verisign.com/documents.cfm*. The Audit Committee met eight times during fiscal 2010.

Audit Committee Financial Expert

Our Board has determined that William L. Chenevich, Kathleen A. Cote and John D. Roach are "audit committee financial experts" as such term is defined in Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Messrs. Chenevich and Roach and Ms. Cote meet the independence requirements for audit committee members as defined in the applicable listing standards of The NASDAQ Stock Market.

Report of the Audit Committee

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission ("SEC") or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") except to the extent that Verisign specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

The Audit Committee is composed of three directors who meet the independence and experience requirements of The NASDAQ Stock Market Rules. The Audit Committee operates under a written charter adopted by the board of directors (the "Board") of VeriSign, Inc. ("Verisign"). The members of the Audit Committee are Messrs. Chenevich (Chairperson) and Roach, and Ms. Cote. The Audit Committee met eight times during fiscal 2010.

Management is responsible for the preparation, presentation and integrity of Verisign's financial statements, accounting and financial reporting principles and internal controls and processes designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting standards and applicable laws and regulations (the "Internal Controls"). The independent registered public accounting firm, KPMG LLP, is responsible for performing an independent audit of Verisign's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting in accordance with standards of the Public Company Accounting Oversight Board (United States) and for issuing reports thereon.

The Audit Committee is responsible for oversight of Verisign's financial, accounting and reporting processes and its compliance with legal and regulatory requirements. The Audit Committee is also responsible for the appointment, compensation and oversight of Verisign's independent registered public accounting firm, including (i) evaluating the independent registered public accounting firm's qualifications and performance, (ii) reviewing and confirming the independent registered public accounting firm's independence, (iii) reviewing and approving the planned scope of the annual audit, (iv) overseeing the audit work of the independent registered public accounting firm, (v) reviewing and pre-approving any non-audit services that may be performed by the independent registered public accounting firm, (vi) reviewing with management and the independent registered public accounting firm the adequacy of Verisign's Internal Controls, and (vii) reviewing Verisign's critical accounting policies, the application of accounting principles and conduct of the internal audit, including the oversight of the resolution of any issues identified by the independent registered public accounting firm.

We have adopted a policy regarding rotation of the audit partners (as defined under SEC rules) responsible for the audit of Verisign's financial statements. The registered public accounting firm shall not provide audit services to Verisign if the lead or coordinating audit partner (having primary responsibility for the audit) or the audit partner responsible for reviewing the audit, has performed audit services to Verisign in each of the five previous fiscal years.

During fiscal 2010, the Audit Committee met privately with KPMG LLP to discuss the results of the audit, evaluations by the independent registered public accounting firm of Verisign's Internal Controls and quality of Verisign's financial reporting.

The Audit Committee has reviewed and discussed the audited consolidated financial statements contained in Verisign's Annual Report on Form 10-K for the year ended December 31, 2010 with management. This review included a discussion of the accounting principles, reasonableness of significant judgments, and clarity of disclosures in the consolidated financial statements. Management represented to the Audit Committee that Verisign's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and the Audit Committee has reviewed and discussed the consolidated financial statements with management and KPMG LLP.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee has received from KPMG LLP the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the firm's communications with the Audit Committee concerning independence, and the Audit Committee has discussed the firm's independence with the firm.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Verisign's Annual Report on Form 10-K for the year ended December 31, 2010, for filing with the SEC.

This report is submitted by the Audit Committee

William L. Chenevich (Chairperson)
Kathleen A. Cote
John D. Roach

Compensation Committee

The Board has established a Compensation Committee to discharge the Board's responsibilities with respect to all forms of compensation of the Company's directors and executive officers, to administer the Company's equity incentive plans, and to produce an annual report on executive compensation for use in the Company's proxy statement. The Compensation Committee is also responsible for approving and evaluating executive officer compensation arrangements, plans, policies and programs of the Company, and for administering the Company's equity incentive plans for employees. The Compensation Committee operates pursuant to a written charter. The Compensation Committee's charter is located on our website at *https://investor.verisign.com/documents.cfm*. The Compensation Committee is currently composed of Messrs. Simpson (Chairperson), Roach and Tomlinson, each of whom is an "independent director" under the rules of The NASDAQ Stock Market and an "outside director" pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). The Compensation Committee met six times during fiscal 2010. For further information regarding the role of compensation consultants and management in setting executive compensation, see "Executive Compensation—Compensation Discussion and Analysis."

Communicating with the Board

Any stockholder who desires to contact the Board may do so electronically by sending an e-mail to the following address: bod@verisign.com. Alternatively, a stockholder may contact the Board by writing to: Board of Directors, VeriSign, Inc., 21355 Ridgetop Circle, Dulles, Virginia 20166, Attention: Secretary. Communications received electronically or in writing are distributed to the Chairman of the Board or other members of the Board, as appropriate, depending on the facts and circumstances outlined in the communication received.

Code of Ethics

We have adopted a code of ethics that applies to our principal executive officer, principal financial officer and other senior accounting officers. This code of ethics, titled "Code of Ethics for the Chief Executive Officer and Senior Financial Officers," is posted on our website along with the "VeriSign Code of Conduct" that applies to all officers and employees, including the aforementioned officers. The Internet address for our website is *www.verisigninc.com*, and the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" may be found from our main Web page by clicking first on "company info," next on "investor information," next on "Corporate Governance," next on "Ethics and Business Conduct," and finally on "Code of Ethics for the Chief Executive Officer and Senior Financial Officers." The "VeriSign Code of Conduct" applicable to all officers and employees can similarly be found on the Web page for "Ethics and Business Conduct" under the link entitled "VeriSign Code of Conduct—2009."

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the "Code of Ethics for the Chief Executive Officer and Senior Financial Officers" or, to the extent also applicable to the principal executive officer, principal financial officer, or other senior accounting officers, the "VeriSign Code of Conduct" by posting such information on our website, on the Web page found by clicking through to "Ethics and Business Conduct" as specified above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of February 28, 2011 by:

- each current stockholder who is known to own beneficially more than 5% of our common stock;
- each current director;
- each of the Named Executive Officers (see "Executive Compensation—Summary Compensation Table" elsewhere in this Proxy Statement); and
- all current directors and executive officers as a group.

The percentage ownership is based on 173,260,291 shares of common stock outstanding at February 28, 2011. Shares of common stock that are (i) covered by RSUs vesting or (ii) subject to options currently exercisable or exercisable, each within 60 days of February 28, 2011, are deemed outstanding for the purpose of computing the percentage ownership of the person holding such options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated in the footnotes following the table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

BENEFICIAL OWNERSHIP TABLE

Name and Address of Beneficial Owner	Shares Beneficially Owned	
	Number(1)	Percent(1)
Greater Than 5% Stockholders		
BlackRock, Inc.(2) 40 East 52nd Street New York, New York 10055	12,206,057	7.04%
Wellington Management Company, LLP(3) 280 Congress Street Boston, Massachusetts 02210	11,538,780	6.66%
ValueAct Capital(4) 435 Pacific Avenue, 4th Floor San Francisco, California 94133	11,232,069	6.48%
Delaware Management Holdings(5) 2005 Market Street Philadelphia, Pennsylvania 19103	11,122,091	6.42%
The Vanguard Group, Inc.(6) 100 Vanguard Boulevard Malvern, Pennsylvania 19355	8,666,033	5.00%
Directors and Named Executive Officers		
D. James Bidzos(7)	279,166	*
William L. Chenevich(8)	45,969	*
Kathleen A. Cote(9)	23,484	*
Mark D. McLaughlin(10)	35,919	*
Roger H. Moore(11)	85,992	*
John D. Roach(12)	27,347	*
Louis A. Simpson(13)	173,733	*
Timothy Tomlinson(14)	25,269	*
Christine C. Brennan(15)	20,964	*
Richard H. Goshorn(16)	163,206	*
Brian G. Robins(17)	135,594	*
Kevin A. Werner(18)	136,034	*
All current directors and executive officers as a group (12 persons)(19)	1,152,677	*

* Less than 1% of Verisign's outstanding common stock.

(1) The percentages are calculated using 173,260,291 outstanding shares of the Company's common stock on February 28, 2011 as adjusted pursuant to Rule 13d-3(d)(1)(i). Pursuant to Rule 13d-3(d)(1) of the Exchange Act, beneficial ownership information for each person also includes shares subject to options exercisable, or RSUs vesting, within 60 days of February 28, 2011, as applicable.
(2) Based on Schedule 13G/A filed on February 9, 2011 with the SEC by BlackRock, Inc., with respect to beneficial ownership of 12,206,057 shares. BlackRock, Inc. has sole voting power over 12,206,057 of these shares and sole dispositive power over 12,206,057 of these shares.
(3) Based on Schedule 13G filed on February 14, 2011 with the SEC by Wellington Management Company, LLP, with respect to beneficial ownership of 11,538,780 shares. Wellington Management has shared voting power over 8,424,926 of these shares and sole dispositive power over 11,460,130 of these shares. The securities are owned of record by clients of Wellington Management.
(4) Based on Form 13-F filed on February 15, 2011 with the SEC by ValueAct Holdings, L.P. According to the Schedule 13D/A filed on July 8, 2010 with the SEC by ValueAct Capital, the following entities have shared voting power and dispositive power over these shares: (a) ValueAct Capital Master Fund, L.P., (b) VA Partners I, LLC, (c) ValueAct Capital Management, L.P., (d) ValueAct Capital Management, LLC, (e) ValueAct Holdings, L.P., and (f) ValueAct Holdings GP, LLC.
(5) Based on Schedule 13G/A filed on February 9, 2011 with the SEC by Delaware Management Holdings with respect to beneficial ownership of 11,122,091 shares. Delaware Management Holdings and Delaware Management Business Trust each reported that it has sole voting power over 11,080,413 of these shares, shared voting power over 41,678 of these shares and sole dispositive power over 11,122,091 of these shares. Delaware Management Holdings and Delaware Management Business Trust are parties to an Agreement to File Joint Acquisition Statements, dated February 9, 2011.
(6) Based on Schedule 13G filed on February 10, 2011 with the SEC by The Vanguard Group, Inc. with respect to beneficial ownership of 8,666,033 shares. Vanguard has sole voting power over 218,828 of these shares and sole dispositive power over 8,447,205 of these shares.
(7) Includes 12,500 shares subject to options held directly by Mr. Bidzos.
(8) Includes 21,384 shares subject to options held directly by Mr. Chenevich.
(9) Includes 12,430 shares subject to options held directly by Ms. Cote.
(10) Includes 9,500 shares subject to options held directly by Mr. McLaughlin.
(11) Includes 71,632 shares subject to options held directly by Mr. Moore.
(12) Includes 19,432 shares subject to options held directly by Mr. Roach.
(13) Includes 87,032 shares subject to options held directly by Mr. Simpson.
(14) Includes 3,953 shares held indirectly by the Tomlinson Family Trust, under which Mr. Tomlinson and his spouse are co-trustees. Includes 19,432 shares subject to options held directly by Mr. Tomlinson.
(15) Includes 16,250 shares subject to options held directly by Ms. Brennan.
(16) Includes 147,483 shares subject to options held directly by Mr. Goshorn.
(17) Includes 99,559 shares subject to options and 2,545 shares subject to RSUs held directly by Mr. Robins.
(18) Includes 118,125 shares subject to options held directly by Mr. Werner.
(19) Includes the shares described in footnotes (7)-(18).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and officers, and persons who own more than 10% of Verisign's common stock to file initial reports of ownership and reports of changes in ownership with the SEC and The NASDAQ Stock Market. These persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. We file Section 16(a) reports on behalf of our directors and executive officers to report their initial and subsequent changes in beneficial ownership of our common stock.

Based solely on a review of the reports we filed on behalf of our directors and executive officers, or written representations from reporting persons that all reportable transactions were reported, the Company believes that all Section 16(a) filing requirements applicable to our directors and executive officers were complied with for fiscal 2010, except one report was filed late for Brian G. Robins covering two transactions.

PROPOSAL NO. 2
NON-BINDING ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

In accordance with Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") and the corresponding Securities and Exchange Commission rules, Verisign is seeking an advisory stockholder vote with respect to compensation awarded to our Named Executive Officers for 2010 as disclosed in the Compensation Discussion and Analysis section and accompanying compensation tables contained in this Proxy Statement. Pursuant to the Dodd-Frank Act, the stockholder vote on executive compensation is an advisory vote only, and the result of the vote is not binding upon the Company or its Board. Although the resolution is non-binding, the Board and the Compensation Committee will consider the outcome of the advisory vote on executive compensation when making future compensation decisions.

Verisign's executive compensation program and compensation paid to the Named Executive Officers are described on pages 20 to 39 of this Proxy Statement. The Compensation Committee oversees the program and compensation awarded, adopting changes to the program and awarding compensation as appropriate to reflect the Company's circumstances and to promote the main objectives of the program: to provide competitive overall pay relative to peers, taking into account company and individual performance, to effectively tie pay to performance, and to align the Named Executive Officers' interests with stockholders.

This proposal allows our stockholders to express their opinions regarding the decisions of the Compensation Committee on the prior fiscal year's annual compensation to the Named Executive Officers. You may vote *for* or *against* the following resolution, or you may abstain. This vote is advisory and non-binding.

Resolved, that the stockholders approve the compensation of VeriSign, Inc.'s Named Executive Officers, as disclosed under Securities and Exchange Commission rules, including the Compensation Discussion and Analysis section, the compensation tables and related material included in this Proxy Statement.

The Board Recommends a Vote "FOR" the foregoing resolution.

PROPOSAL NO. 3
NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF NON-BINDING STOCKHOLDER ADVISORY VOTES ON EXECUTIVE COMPENSATION

In accordance with Section 951 of the Dodd-Frank Act and the corresponding Securities and Exchange Commission rules, Verisign is seeking a non-binding advisory vote as to the frequency with which the Company should conduct non-binding, stockholder advisory votes with respect to its executive compensation. Stockholders may cast a vote for every one, two or three years, or abstain from voting on this proposal.

Verisign believes that an annual vote is most appropriate. The compensation of our Named Executive Officers is reviewed, adjusted and approved on an annual basis. The Board believes that its stockholders should likewise have the opportunity to provide their direct input on executive compensation on an annual basis. Accordingly, our Board recommends that the advisory vote on executive compensation be held every year.

You may elect to have the vote held annually, every two years or every three years, or you may abstain. You are not voting to approve or disapprove the Board's recommendation but for one of the four specified choices. The vote is advisory and non-binding. The Compensation Committee will consider the outcome of the vote, along with other relevant factors, in recommending a voting frequency to the Board for its adoption.

The Board Recommends a Vote FOR an "ANNUAL" non-binding stockholder advisory vote on executive compensation.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis ("CD&A") is intended to provide comprehensive information and context for the decisions underlying the compensation reported in the executive compensation tables included in this Proxy Statement for the Company's Named Executive Officers who are listed as follows:

1. Mark D. McLaughlin, President and Chief Executive Officer;
2. Brian G. Robins, Executive Vice President and Chief Financial Officer;
3. Christine C. Brennan, Senior Vice President, Human Resources;
4. Richard H. Goshorn, Senior Vice President, General Counsel and Secretary;
5. Kevin A. Werner, Senior Vice President, Corporate Development and Strategy.

In the sections below, we will also describe the key components of our executive compensation program for 2010, including:

- The principles on which our executive compensation program was based.
- The process by which the Compensation Committee established and reviewed the executive compensation program.
- The elements that made up our executive compensation program, as well as detailed information on each individual element.

Verisign's 2010 fiscal year represented a year of significant change for the Company. We sold our Authentication Services business to Symantec on August 9, 2010. In November 2010, we ceased operations of our Content Portal Services ("CPS") business. Closing CPS concluded our divestitures and the winding-down of our non-core businesses, which commenced in late 2007. Verisign's stock price appreciated 47.2% in 2010, and we declared a special cash dividend of $3.00 per share which was paid on December 28, 2010. In addition, we continued our efforts to implement best practice in governance standards in our executive compensation practices. In particular:

- The Compensation Committee adopted an executive compensation recoupment policy in March 2010 that applies to incentive awards, including long-term incentive compensation awarded in 2010 and thereafter. Under this policy, covered executives may be required to repay incentive awards earned for a financial period that has its financial statements subsequently restated if the executive has earned materially more than would have otherwise occurred.
- In keeping with our objective to align the interests of our executives with the interests of our stockholders, we adopted a Stock Retention Policy in August 2009. This policy requires Section 16 Officers and Board members to hold a portion of their vested and exercised equity awards as Verisign stock until the date that is six months after the Officer's or Board member's service with the Company ceases.

Compensation Goals and Philosophy

Our executive compensation program is designed to provide a mix of short-term and long-term incentives that are linked to the achievement of key business goals and that ultimately create long-term value for our stockholders. Our program seeks to attract and retain highly talented executives and to motivate them to achieve our business objectives and contribute to our long-term success.

Our executive officer compensation program is designed with the following goals and principles in mind:

- Performance: a significant portion of each executive officer's total compensation should depend on the achievement of corporate objectives and the creation of stockholder value. Compensation should be directly linked to measurable corporate and individual performance, and provide incentives for superior performance.
- Alignment: compensation should closely align the interests of our executive officers with the long-term interests of our stockholders.
- Recruiting and Retention: compensation should be competitive with that offered by other leading high technology companies we view as competitors for the employment of talented executives.

The Process for Setting Compensation

Role of the Compensation Committee: The Compensation Committee of our Board is ultimately responsible for the oversight of our compensation and benefit programs, and sets the policies governing compensation of our executive officers and our other employees. As part of this process, the Compensation Committee annually reviews and approves all elements of our executive compensation program (except health and welfare and other benefits provided to other full-time employees). It also reviews and approves the annual incentive bonus program and long-term incentive compensation programs for our non-officer employees. In addition, the Compensation Committee conducts a risk assessment to review whether compensation policies and practices are well-aligned with Verisign's compensation design principles and that they are not reasonably likely to have an adverse impact on the Company. On February 22, 2011, upon final review of its risk assessment of the Company's compensation policies and programs, the Compensation Committee concluded such policies and programs were not reasonably likely to have a material adverse impact on the Company.

Individual compensation decisions are made by the Compensation Committee after reviewing the performance of the Company and each executive's performance during the year, current compensation arrangements, market trends and the compensation history of the executive officer relative to other executives at Verisign.

Role of Management: The Chief Executive Officer (the "CEO") annually reviews the performance of each executive officer (other than the CEO whose performance is ordinarily reviewed by the Chairman of the Board and the Board) and makes a recommendation regarding the salary, incentive bonus and long-term incentive compensation for each executive officer based on his assessment of the performance of each individual. The CEO also takes an active part in the discussions of the Compensation Committee regarding the compensation of executives who report to him directly, including the Named Executive Officers. All decisions regarding the CEO's compensation are made by the Compensation Committee in executive session, without the CEO present.

In addition to the CEO, the Executive Chairman, Mr. D. James Bidzos, attends Compensation Committee meetings and participates in the discussions at the meetings. Mr. Bidzos did not participate in discussions concerning his compensation.

Role of Compensation Consultant: FW Cook, a nationally recognized compensation consulting firm, serves as the independent consultant to the Compensation Committee to assist it in evaluating and analyzing the Company's executive compensation program, principles and objectives, as well as the specific compensation and benefit design recommendations presented by the Company's executive management. FW Cook prepares a report relating to the CEO's and all other Named Executive Officers' compensation. The report includes, among other items, comparative data with respect to peer companies, the value of total target cash compensation, the value of long-term incentive grants, the total annual value of benefits, estimated severance benefits for termination after a change-in-control, historical compensation data and an analysis of built-in-gain on prior equity awards. FW Cook does not perform any other services for us other than its consulting services to the Compensation Committee.

Benchmarking: We use a benchmarking process to help determine base salary, annual incentive bonus targets and long-term incentive compensation targets for our executive officers. We undertake an annual study of competitive compensation practices for executive officers at certain high technology companies that we view as our peers or as competitors for executive talent.

While the Compensation Committee carefully considers market data of our peers and other benchmark survey sources, it does not target a specific percentile when determining total compensation levels for its Named Executive Officers. Other key considerations include the executive's individual performance in the prior year relative to his peers, the executive's future potential with us, internal pay equity and the scope of the executive's responsibilities and experience. Other elements of compensation, including health and welfare, other benefits and change-in-control payments and benefits are reviewed periodically by the Compensation Committee to ensure that our total compensation is competitive based on data obtained from various sources at the time of the review.

Our compensation peer group is principally made up of publicly-traded companies in the high technology sector which are business competitors and/or with which we compete for executive talent (the "Peer Group"). The Compensation Committee reviews the Peer Group annually and makes adjustments as necessary to ensure it continues to appropriately reflect the competitive market for key talent and includes companies similar to us in scope and complexity.

The Peer Group used to set 2010 compensation was comprised of the companies listed below:

Akamai Technologies	Equinix	Neustar	Salesforce.com
ANSYS	FactSet Research Systems	Nuance Communications	Solera Holdings
Autodesk	Jack Henry & Associates	Paychex	Sybase
BMC Software	McAfee	Rackspace Hosting	TIBCO Software
Citrix Systems	MICROS Systems	Red Hat	VMware

Range of Revenues and Market Cap for 2010 Peer Group

	Most Recent Four Quarters Revenue ($M)	**12/31/10 Market Cap ($M)**
75th Percentile	$1,820	$8,776
Median	$ 991	$5,083
25th Percentile	$ 761	$3,638
Verisign	$ 683	$5,619

Note: Table Excludes Financials from Sybase and McAfee (both companies acquired in 2010)

The Compensation Committee also reviewed and considered cash compensation levels from the Radford Executive Survey covering general technology companies with annual revenues between $1B and $3B.

At its meeting on October 25, 2010, the Compensation Committee selected a new Peer Group to be used for 2011 compensation analysis. Because Verisign sold its Authentication Services business unit to Symantec on August 9, 2010, the Committee revised the Peer Group to more appropriately align with Verisign's revenues. In addition, the Peer Group was adjusted to more appropriately align with Verisign's market capitalization. Companies removed from the Peer Group for 2011 were McAfee (acquired by Intel), Sybase (acquired by SAP), Paychex and VMware. Companies added to the Peer Group for 2011 are Informatica and Rovi.

The Peer Group that will be used beginning in 2011 is comprised of the companies below:

Akamai Technologies	FactSet Research Systems	Rackspace Hosting
ANSYS	Informatica	Red Hat
Autodesk	Jack Henry and Associates	Rovi
BMC Software	MICROS Systems	Salesforce.com
Citrix Systems	Neustar	Solera Holdings
Equinix	Nuance Communications	TIBCO Software

Range of Revenues and Market Cap for 2011 Peer Group

	Most Recent Four Quarters Revenue ($M)	**12/31/10 Market Cap ($M)**
75th Percentile	$1,205	$8,536
Median	$ 891	$4,543
25th Percentile	$ 652	$3,638
Verisign	$ 683	$5,619

Equity Award Practices

The Compensation Committee approves all equity awards to Section 16 executive officers, which include the Named Executive Officers, including annual award grants and any new hire, promotion and discretionary grants.

The Compensation Committee also approves the aggregate annual equity pool and employee grant guidelines. In addition, the Compensation Committee approves all equity awards granted to non-Section 16 employees during the annual grant process, which takes place in February to align with the Company's regular performance management program. The final review and approval of the annual equity program for all employees is performed by the Compensation Committee at its regular meeting during the first quarter of each year.

For newly hired non-Section 16 employees and grants that occur to non-Section 16 employees outside the annual grant process, the Committee has delegated the actual award determination to the Grant Committee. The Grant Committee is comprised of two individuals, D. James Bidzos, Executive Chairman, and Mark D. McLaughlin, President and CEO. The Compensation Committee has determined that any such awards would be granted on the 15th of the month (or the next scheduled trading day if the 15th of the month falls on a non-trading date) following the approval by the Grant Committee.

Elements of Compensation Program

Base Salary: Base salary is the primary fixed component of our compensation program, and is intended to provide a guaranteed level of annual income to our executives. We believe that offering a competitive annual base salary that is not subject to risk for performance is vital in attracting and retaining our executives.

Base salaries of our executive officers are determined annually. Actual base salary levels are established based upon each executive officer's job responsibilities and experience, individual contributions and future potential. We benchmark against base salary and total compensation levels of executives from our Peer Group to help determine appropriate compensation levels for each executive officer. We also reference other compensation data and surveys relevant to establishing individual or programmatic changes. The Compensation Committee is mindful of the effects changes to base salary can have on other elements of our compensation program such as target bonus amounts and potential change-in-control payments, and carefully considers these factors when setting or changing executive base salaries.

During the course of 2010, the Compensation Committee reviewed base salary levels for our Named Executive Officers. The Compensation Committee reviewed competitive benchmark data provided by FW Cook and recommendations from the Executive Chairman and CEO regarding each executive's individual performance. Based on this information, the Compensation Committee did not make adjustments to base salaries, which they believed were set at appropriate levels commensurate with competitive benchmark data and the executive's scope of responsibilities. With the exception of Ms. Christine C. Brennan, whose employment with the Company began on February 1, 2010, the resulting salary levels for our Named Executive Officers were between the 50th percentile and 75th percentile of the 2010 Peer Group and survey data for general technology companies with revenues between $1B and $3B obtained from the Radford Executive Survey. Ms. Brennan's new hire base salary was positioned between the 50th percentile and 75th percentile based on Radford Executive Survey data set of software companies with over $1B in revenue.

Name	Title	1/1/10 Salary Rate	Final 2010 Salary Rate
Mark D. McLaughlin	President and Chief Executive Officer	$750,000	$750,000
Brian G. Robins	Executive Vice President and Chief Financial Officer	$400,000	$400,000
Christine C. Brennan	Senior Vice President, Human Resources	n/a	$375,000
Richard H. Goshorn	Senior Vice President, General Counsel and Secretary	$400,000	$400,000
Kevin A. Werner	Senior Vice President, Corporate Development and Strategy	$375,000	$375,000

For 2011, base salaries were not adjusted for Named Executive Officers.

Annual Incentive Bonus:

The Verisign Performance Plan ("VPP"), is an annual cash bonus plan that is designed to reward members of the executive team and other employees for their contributions in helping us achieve financial, operating, and other goals. The plan provides participants with the opportunity to earn an annual cash bonus based on our performance compared against pre-established financial and individual goals. Target bonus levels for our executive officers are established in part by reference to bonus levels of executives in our Peer Group as determined by our benchmarking analysis. In 2010, based on its conclusion that Verisign's bonus targets as a percent of base salaries for its Named Executive Officers were each at the competitive median rates as compared to its Peer Group or survey information obtained from the Radford Executive Survey, the Committee made no change to the target bonus levels of the Named Executive Officers. Consistent with Verisign's practice of generally setting target bonus levels at 60% for Senior Vice President level employees who are executive officers under SEC rules, Ms. Brennan's target bonus was set at 60% upon her hiring in 2010. In addition, in certain instances, the Compensation Committee awarded discretionary bonuses, as discussed below in the section titled "Discretionary Bonus."

On March 24, 2010, the Compensation Committee approved the performance goals for the VPP, which is the primary basis for determining bonus awards to executive officers. The performance goals were based on two financial performance measures from the Naming Services and Authentication Services businesses (collectively, "Core Business Units"): (i) revenue from Core Business Units weighted at fifty percent (50%) and (ii) consolidated non-GAAP operating income weighted at fifty percent (50%). The Compensation Committee believed that this was an appropriate weighting for the goals to incent management to focus on the Company's core business operations, driving revenue and operating income growth.

Consolidated non-GAAP operating income excluded the following items that are included under GAAP: discontinued operations, non-core businesses in continuing operations, stock-based compensation, amortization of other intangible assets, impairments of goodwill and other intangible assets and restructuring costs. The non-GAAP performance measure is used because we believe it presents a clearer picture of the Company's core operation. The Company does not consider the non-GAAP performance measure to be a substitute for results prepared in accordance with GAAP.

These performance measures of revenue and consolidated non-GAAP operating income and their respective weightings at 50% were the same performance measures that were used in 2009.

For the 2010 VPP, the Compensation Committee established target levels of performance for each metric, equal to $1.082M for revenue and $419.3M for consolidated non-GAAP operating income. On July 26, 2010, the Compensation Committee revised these goal targets as a result of the impending sale of the Authentication Services business to Symantec which closed on August 9, 2010. Therefore, the new target levels of performance for each metric were revised to $904M for revenue and $358.7M for consolidated non-GAAP operating income. These revised performance goals removed the Authentication Services planned revenue and Authentication Services planned operating income for the period of August 2010 through December 2010. In addition, we excluded costs associated with the sale of the Authentication Services business that accounting requires to be booked to core operations that would not have been incurred if the business was not sold.

Actual funding for payouts was determined based on the level of achievement of each metric. A further description of the funding established for each metric is set forth below:

- The revenue goal from Core Business Units was weighted at 50% of the total bonus pool. This portion would be funded when the actual results met a threshold level of achievement greater than 90% of the established revenue target of $904M. Based on a weighting of 50%, revenue achievement between 90% and 95% would result in a funding level of 0% to 15% of the total bonus pool; revenue achievement of 95% to 100% would result in a funding level of 15% to 50%; revenue achievement over 100% and up to 120% would result in funding from 50% to 100%.
- The consolidated non-GAAP operating income goal was weighted at 50% of the total bonus pool. This portion would be funded when actual results met a threshold level of achievement greater than 90% of the established consolidated non-GAAP operating income target of $358.7M. Based on a weighting of 50%, non-GAAP operating income achievement between 90% and 95% would result in a funding level of 0% to 15% of the total bonus pool; non-GAAP operating income achievement of 95% to 100% would result in a funding level of 15% to 50%; non-GAAP operating income achievement over 100% and up to 150% would result in funding from 50% to 100%.

For 2010, the Compensation Committee determined that we achieved 101.4%, or $917.3M of the revenue goal from Core Business Units. Based on a weighting of 50%, this resulted in a funding multiplier of 53.7% for this goal. The Committee also determined that we achieved 107.8%, or $386.9M of the consolidated non-GAAP operating income. Based on a weighting of 50%, this resulted in a funding multiplier of 57.9%. In summary, based on the goal achievement levels and the respective funding levels of 53.7% for revenue and 57.9% for consolidated non-GAAP operating income, the resulting funding level was 111.6% for the VPP bonus plan.

Bonus payments for the Named Executive Officers as approved by the Compensation Committee at its meeting held on February 22, 2011, subject to final financial statement certification (which occurred on February 24, 2011), are provided in the table below.

Name	Title	Bonus Target as a % of Final 2010 Base Salary	Final 2010 Bonus Payment (as a % of 2010 Salary)
Mark D. McLaughlin	President and Chief Executive Officer	100%	$837,000 (111.6%)
Brian G. Robins	Executive Vice President and Chief Financial Officer	75%	$334,800 (83.7%)
Christine C. Brennan	Senior Vice President, Human Resources	60%	$210,000 (61.2%)
Richard H. Goshorn	Senior Vice President, General Counsel and Secretary	60%	$267,840 (67%)
Kevin A. Werner	Senior Vice President, Corporate Development and Strategy	60%	$225,000 (60%)

Bonuses to executives are pro-rated from the date of hire or from assignment to an executive officer position, if applicable. Further comments on bonuses paid to executives are summarized accordingly:

- Mr. McLaughlin's bonus payment of $837,000 represents his target bonus amount ($750,000) adjusted upward by the VPP funding percentage of 111.6%. The Committee determined that Mr. McLaughlin's performance as CEO warranted receipt of a 2010 bonus based on the actual VPP goal achievement.
- Mr. Robins' bonus payment of $334,800 reflects his target bonus amount ($300,000) adjusted upward by the VPP funding percentage of 111.6%. The Committee determined that Mr. Robins' performance as CFO warranted receipt of a 2010 bonus based on the actual VPP goal achievement.
- Ms. Brennan's bonus payment reflects an amount that is prorated based upon her new hire start date with the Company on February 1, 2010. Ms. Brennan's new hire base salary was $375,000 per year. Her eligible base salary earnings from her start date through the end of the year, for purposes of determining bonus amounts, was $343,151. The bonus paid to Ms. Brennan in the amount of $210,000 represents 1.2% above her 2010 target bonus of $205,890. The Committee determined to pay a bonus that represented slightly more than target based on Ms. Brennan's role in addressing personnel transition issues in connection with the sale of the Authentication Services business in 2010.
- Mr. Goshorn's bonus payment of $267,840 represents his target bonus amount ($240,000) adjusted upward by the VPP funding percentage of 111.6%. The Committee determined that Mr. Goshorn's performance as General Counsel and Secretary warranted receipt of a 2010 bonus based on the actual VPP goal achievement.
- Mr. Werner's bonus payment of $225,000 represents his target bonus. The Committee believed the on-target bonus amount was appropriate taking into account a discretionary bonus the Committee had approved in December 2010, as described in the section titled "Discretionary Bonus."

For 2011, Ms. Brennan's annual bonus target has been changed from 60% to 50% of eligible 2011 base salary earnings. The Compensation Committee approved this change on February 22, 2011 as it brings Ms. Brennan's bonus target for her role to a level that is commensurate with the market median of Verisign's 2011 Peer Group.

There were no other changes to 2011 bonus targets for the Named Executive Officers.

In addition to the VPP, in order to ensure bonuses paid to executive officers are fully deductible for tax purposes under Section 162(m) of the Code, the Company adopted the Annual Incentive Compensation Plan ("AICP"). Please see "Tax Treatment of Executive Compensation" below for a summary of this Plan.

Discretionary Bonus: At its December 8, 2010 meeting, the Compensation Committee approved a special discretionary bonus for Mr. Werner, in the amount of four hundred thousand dollars ($400,000), in recognition of Mr. Werner's performance in managing the divestiture process and his contributions in the sale of the Authentication Services business to Symantec. This bonus was paid on March 11, 2011.

Furthermore, on February 22, 2011, the Compensation Committee also determined to provide special discretionary bonuses to Mr. Robins and Mr. Goshorn in the amounts of $65,200 and $8,160, respectively. Mr. Robins' and Mr. Goshorn's discretionary bonus amounts were primarily determined based upon their respective contributions in the sale of the Authentication Services business to Symantec. These bonuses were paid on March 11, 2011.

Long-term Incentive Compensation: Equity-based grants are an important element of our total compensation program. Our goal is to align interests of Named Executive Officers with those of our stockholders and to provide each Named Executive Officer with an incentive to manage Verisign from the perspective of a stockholder. Long-term incentive award amounts are established based upon each Named Executive Officer's job responsibilities and experience, individual contributions and future potential, internal pay equity and the value of existing vested and unvested outstanding equity awards. The Compensation Committee references long-term incentive award levels of executives at Peer Group companies and benchmark data provided by FW Cook and the Radford Executive Survey.

Historically, the Compensation Committee has used both stock options and restricted stock units ("RSUs") to accomplish our goal of linking executive compensation to increases in stockholder value and providing a retention incentive. Stock options only have value to the recipient if the Company's share price increases from the date of grant. RSUs provide immediate retention value to our executives in addition to providing a strong incentive to increase the Company's share price and consequently the value of the shares received upon vesting. We note that, beginning in 2011, the Compensation Committee has decided to grant long-term equity compensation to our executive officers solely in the form of performance-vesting RSUs and time-vesting RSUs. For more detail, please see "Proposal 4—Approval of the Amended and Restated 2006 Equity Incentive Plan."

In 2010, equity awards were granted during the annual equity program grant process conducted in February 2010. For these annual equity awards, Named Executive Officers and employees at the Senior Vice President level were granted 50% of the total award value in the form of non-qualified stock options and 50% of the total award value in the form of RSUs. Employees at the Vice President level and below received annual equity grants solely in the form of RSUs.

The stock options were granted with an exercise price equal to fair market value at the date of grant and vest over a four-year period, with 25% of the option shares vesting on the first anniversary of the grant and the remaining option shares vesting ratably each quarter thereafter until fully vested. The RSUs vest over a four-year period, with 25% vesting on each anniversary of the grant date until fully vested. Subject to limited exceptions, unvested awards are forfeited upon termination of employment.

Stock options and RSUs were granted on February 22, 2010 at the regularly scheduled Compensation Committee meeting. The grant price for stock options was $24.32 which was the closing price per share of Verisign's common stock on the NASDAQ Global Select Market on February 22, 2010. The table and accompanying narrative below detail the equity grants awarded to Named Executive Officers on February 22, 2010. Ms. Brennan is not included in the table as her equity grant occurred on her hiring date of February 1, 2010, but the details of her grant are set forth in the narrative following the table. Mr. McLaughlin's equity grants are discussed in the section titled "CEO Compensation."

Name	Title	Number of Stock Options Granted February 22, 2010	Number of Restricted Stock Units Granted February 22, 2010
Mark D. McLaughlin	President and Chief Executive Officer	195,600	65,200
Brian G. Robins	Executive Vice President and Chief Financial Officer	63,000	21,000
Richard H. Goshorn	Senior Vice President, General Counsel and Secretary	49,500	16,500
Kevin A. Werner	Senior Vice President, Corporate Development and Strategy	42,000	14,000

- Mr. Robins' equity award granted on February 22, 2010 represented a total grant date fair value of $955,242. On April 26, 2010, the Compensation Committee approved a special discretionary grant to Mr. Robins of 15,000 RSUs with a grant date fair value of $410,850 and vesting over a four-year period with 25% vesting on each anniversary of the grant date until fully vested. The value of Mr. Robins' equity award of February 22, 2010 plus the equity award granted on April 26, 2010 equated to a value of $1,366,092. This total award value was at approximately the 66th percentile of annual long term incentive award values of the Peer Group. The Committee believed these two equity awards were appropriate given Mr. Robins' performance in his CFO role and future potential with the Company.
- Mr. Goshorn's equity awards granted on February 22, 2010 represented a total grant date fair value of $750,547, which was at approximately the 50th percentile of annual long-term incentive award values of the Peer Group. The Committee believed the equity value of $750,547 granted to Mr. Goshorn was appropriate taking into account the internal equity of awards allocated to other senior executives.
- Mr. Werner's equity awards granted on February 22, 2010 represented a total grant date fair value of $636,828, which was at approximately the 60th percentile of annual long-term incentive award values of the Peer Group. The Committee believed the equity value of $636,828 granted to Mr. Werner was appropriate, noting particularly Mr. Werner's contributions in the area of Corporate Development.
- Ms. Brennan began her employment with Verisign on February 1, 2010 filling the role of Senior Vice President, Human Resources. The Compensation Committee approved Ms. Brennan's new hire offer package at its meeting on December 9, 2009. The equity component of her approved new hire package included 65,000 stock options plus 26,000 RSUs, each having a grant date of February 1, 2010, coincident with Ms. Brennan's start date with the company. The stock options have an exercise price of $23.19 which was the closing price per share of Verisign's common stock on the NASDAQ Global Select Market on February 1, 2010. They vest over a four-year period, with 25% of the option shares vesting on the first anniversary of the grant and the remaining shares vesting ratably each quarter thereafter until fully vested. The RSUs vest over a four-year period, with 25% vesting on each anniversary of the grant date until fully vested. The grant date fair value of the stock options plus RSUs granted to Ms. Brennan

on February 1, 2010 was $1.04M. The Compensation Committee's decision regarding Ms. Brennan's new hire equity award took into account her total compensation package from her previous employer and the internal equity of her new hire package as compared to other Verisign executives.

CEO Compensation: On February 22, 2010, the Compensation Committee reviewed the total compensation position of the CEO, Mark McLaughlin. This market data review included data elements from Verisign's Peer Group consisting of total target cash compensation, equity compensation and total direct compensation. In addition to compensation data from the Peer Group, the Committee reviewed data from the Radford Executive Survey representing high technology companies with over $1B in revenue. Mr. McLaughlin's base salary was approximately 6.0% ahead of the base salary of CEO positions of the Peer Group. His annual bonus target at 100% was equal to the median of the Peer Group. The Compensation Committee determined to not make any adjustments to Mr. McLaughlin's base salary or bonus target as they were competitive to the Peer Group.

The Compensation Committee also reviewed the same market Peer Group data as it pertains to long-term equity incentives for the CEO position. Following this review on February 22, 2010, the Compensation Committee awarded Mr. McLaughlin an equity grant of 195,600 stock options and 65,200 RSUs, both with a grant date of February 22, 2010 and with a total grant date fair value of $2,965,798. The grant date fair value of his award was at approximately the 50th percentile of grant date fair value of annual long-term incentive award values of the Peer Group. The Committee believed the equity value of $2,965,798 was appropriate given Mr. McLaughlin's performance and expected future contributions to the Company. The stock options awarded to Mr. McLaughlin have an exercise price of $24.32 and vest over a four-year period with 25% of the option shares vesting on the first anniversary of the grant and the remaining option shares vesting ratably each quarter thereafter until fully vested. The RSUs vest over a four-year period, with 25% vesting on each anniversary of the grant date until fully vested. Subject to limited exceptions described below, unvested awards are forfeited upon termination of employment.

Mr. McLaughlin is eligible for certain benefits in the event of a change-in-control, with the same terms as provided to other Section 16 Officers of the Company except that he would receive cash severance of two times his base salary and bonus as well as continuation of health benefits for two years. (Please see section titled "Change-in-Control and Retention Agreements" for a description of the change-in-control benefits to Section 16 Officers). In addition, when Mr. McLaughlin was re-hired by the Company on January 14, 2009, he entered into a severance arrangement pursuant to which he would be provided with certain severance benefits upon certain terminations of employment occurring on or prior to July 1, 2010. This severance arrangement expired on July 1, 2010.

Benefits: Executive officers are eligible to participate in the same health and welfare benefits provided generally to all other employees, at the same general premium rates charged to such employees. The benefits include medical, dental and vision insurance and other health benefits, life insurance, short and long-term disability, fitness club reimbursement up to $390 per year, paid time off, an employee stock purchase plan and a tax-qualified 401(k) salary deferral plan.

Other than those benefits described above, we provide no additional or supplemental benefits, such as a company automobile, country club memberships, deferred compensation programs or retirement benefits, to our executive officers.

Total Compensation: We believe we are fulfilling our compensation objectives and rewarding executive officers in a manner that is consistent with our pay-for-performance philosophy. Executive compensation is tied directly to our performance and is structured to ensure that there is an appropriate balance between our long-term and short-term performance and between our operational performance and stockholder value. For the Named Executive Officers as of the end of 2010, the aggregate total compensation mix represented 20% base salaries, 21% actual annual cash bonuses and 59% long-term incentives based on grant date fair value.

Recoupment of Incentive Compensation in the Case of Inaccurate Financial Statements

The Committee adopted an executive compensation recoupment policy in March 2010 that applies to incentive awards, including long-term incentive compensation, awarded in 2010 and thereafter. The policy applies to all Section 16 executive officers and such other officers as the Committee designates. The policy applies whenever there is an inaccurate financial statement and, as a result, a covered executive has received materially more incentive compensation than would have otherwise occurred. Under these circumstances, the Committee has discretion to seek recovery of such overpayment, either through reduction of future awards or payments to the covered executive, or by directly seeking repayment. Except in the case of fraudulent, intentional, willful, or grossly negligent misconduct by the recipient of the incentive awards, the Company may only recover incentive awards paid based on inaccurate financial statements if they were paid in the three years prior to the determination that an inaccurate financial statement has been used for the calculation of incentive awards. The date of the determination that an inaccurate financial statement has been so used will be deemed to be the date the Company commences steps that ultimately lead to the correction of an inaccurate financial statement.

Stock Retention Policy

The Board believes that the Company's executive officers and members of the Board should retain long-term ownership of a portion of the common stock of the Company received as incentive compensation to further align their interests with the long-term interests of the Company's stockholders. To further that goal, the Compensation Committee adopted a Stock Retention Policy, which replaced the Company's previous Stock Ownership Guidelines, and was effective as of August 1, 2009 (the "Effective Date"). The Stock Retention Policy applies to each of the Company's executive officers who are subject to the provisions of Section 16 of the Exchange Act (the "Officers") and the Board members as of the Effective Date and to each individual who becomes an Officer or member of the Board after the Effective Date. The Stock Retention Policy applies to all equity compensation awards outstanding as of the Effective Date under any of the Company's equity plans and all future equity compensation awards granted under any Company equity plan. With respect to any individual who becomes an Officer or director after the Effective Date, the Stock Retention Policy applies to all equity compensation awards held by such individual on the date he or she becomes an Officer or member of the Board and to all equity compensation awards received thereafter. The term "equity compensation awards" includes stock options (excluding options under Verisign's employee stock purchase plans), stock appreciation rights, restricted and unrestricted stock awards, restricted and unrestricted stock units, performance shares, performance units, or any other stock-based incentive awards that are granted by the Company for compensatory purposes. Each Officer and member of the Board is required to retain, until the date that is six months after the Officer's or member of the Board's service with the Company and its subsidiaries ceases for any reason, direct or indirect ownership of 50% of any Net Shares of Company common stock issued on or after August 1, 2009, to or on behalf of the Officer or member of the Board pursuant to each equity compensation award. "Net Shares" means the number of issued shares of Company common stock remaining upon the exercise or settlement of an equity compensation award after shares are sold or netted to pay the exercise price, and applicable taxes, as such amount is determined by the Company under the rules of administration approved by the Compensation Committee. The Compensation Committee reserves the right to modify or terminate the Stock Retention Policy at any time if it determines in its sole discretion that such action would be in the best interests of the Company. The Stock Retention Policy can be found on our Website at *https://investor.verisign.com/policies.cfm.*

Because we grant stock-based incentives in order to align the interests of our employees with those of our stockholders, our Securities Trading Policy forbids executive officers and other employees from buying or selling derivative securities related to Verisign common stock, such as puts or calls on Verisign common stock. Derivative securities may diminish the alignment of incentives that we seek to foster between our employees and our stockholders. Company-issued stock options and RSUs are not transferable during the executive officer's life, other than certain gifts to family members (or trusts, partnerships, or similar entities that benefit family members).

Severance Agreements

We do not have a formal severance program for our executive officers, all of whom are at-will employees. We generally do not enter into employment agreements with our executive officers and employment offers generally do not provide for severance or other benefits following termination. The Compensation Committee will consider, when appropriate, providing a severance package to attract a potential executive officer or in connection with an executive officer's departure from the Company.

Change-in-Control and Retention Agreements

We have entered into change-in-control and retention agreements with our executive officers, including the Named Executive Officers. The agreements provide for certain severance benefits in the event an executive's employment is terminated in connection with a change in control of the Company. All of these agreements are "double trigger" agreements meaning that executives will only be eligible for benefits under the agreements if both (i) a change-in-control of the Company occurs and (ii) within twenty-four months of the change-in-control the executive's employment is terminated by the Company without cause (or by the executive for good reason) in connection with the change-in-control. See "Potential Payments Upon Termination or Change-in-Control" for a description of the terms of these agreements.

The Compensation Committee believes that the change-in-control and retention agreements are necessary to attract and retain highly qualified executives and to neutralize the personal interests of our executives in light of any potential beneficial corporate transaction. In order to assess how the Company's change-in-control agreements compared to emerging trends and best practices, the Compensation Committee requested FW Cook to review the Company's change-in-control agreements. On February 22, 2010, FW Cook reported to the Committee and concluded that potential benefit levels under the agreements were in line with emerging trends, including double trigger benefits, severance multiples less than or equal to 2x and the lack of a tax-gross up provision. The Compensation Committee determined the change-in-control and retention agreements were reasonable and aligned with best practices.

Tax Treatment of Executive Compensation

In determining the amount and form of compensation paid each year to our executive officers, we take into account the tax treatment of such compensation.

Section 162(m) of the Code limits the federal income tax deduction for compensation paid to certain Named Executive Officers, other than the Company's chief financial officer and executive officers who left prior to the end of the year, to $1,000,000 per year for public companies, unless the compensation is performance-based. Our executive compensation is structured to maximize the amount of compensation expense that is deductible by the Company when, in its judgment, it is appropriate and in the interest of the Company and its stockholders. The deductibility of an executive officer's compensation can depend upon the timing of the executive officer's vesting or exercise of previously granted rights, as well as other factors beyond the Company's control. Therefore an executive officer's compensation is not necessarily limited to that which is deductible under Section 162(m). The Compensation Committee may approve payment of compensation that exceeds the deductibility limitation under Section 162(m) in order to meet compensation objectives or if it determines that doing so is otherwise in the interest of our stockholders. RSUs granted in fiscal 2010 were not exempt from the limitation of deductibility under Section 162(m). Bonuses awarded for services rendered in 2010 (other than discretionary bonuses) are performance-based and are exempt from the limitation of deductibility under Section 162(m).

In order to ensure that bonuses paid to executive officers are fully deductible for tax purposes under Section 162(m) of the Code, the Company adopted the AICP, which was the vehicle under which bonuses were paid to executive officers. The AICP was approved by stockholders at the 2010 Annual Meeting of Stockholders of

Verisign, Inc., held on May 27, 2010. With respect to 2010 bonuses, assuming the performance goal (described below) was met, each executive officer could be awarded a maximum bonus of 300% of his or her target bonus (but no more than $5 million), but subject to the complete discretion of the Compensation Committee to award bonuses in any lesser amount. As anticipated, the Compensation Committee exercised its discretion to award bonuses in lesser amounts and, as detailed in "Annual Incentive Bonus", primarily based the AICP payments upon the funding results of the VPP (111.6%).

The performance goal for the AICP was approved by the Compensation Committee on March 24, 2010, conditioned upon approval of the AICP by Verisign stockholders. The goal provided that Verisign achieve greater than $50M in non-GAAP Operating Income in 2010. Non-GAAP Operating Income excluded the following items that are included under GAAP: discontinued operations, stock-based compensation, amortization of other intangible assets, impairments of goodwill and other intangible assets and restructuring costs. The Company met this goal, having achieved $284.4 in non-GAAP Operating Income in 2010. It should be noted that the non-GAAP Operating Income goal achievement for the AICP ($284.4M) differs from the non-GAAP Operating Income goal achievement for the VPP ($386.9M) which is discussed above, primarily because the VPP goal includes the operating income from the Authentication Services business for the first seven months of the year.

Compensation Committee Report

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that we specifically incorporate it by reference into a document filed under the Securities Act or the Exchange Act.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on the review and discussions, the Compensation Committee recommended to the Board, and the Board has approved, that the Compensation Discussion and Analysis be included in this Proxy Statement.

This report is submitted by the Compensation Committee

Louis A. Simpson (Chairperson)
John D. Roach
Timothy Tomlinson

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Louis A. Simpson, John D. Roach and Timothy Tomlinson. All of the members of the Compensation Committee during 2010 were independent directors during the time period they served on the Compensation Committee, and none of the members of the Compensation Committee during 2010 were employees or officers or former officers of Verisign. No executive officer of Verisign has served on the compensation committee (or other board committee performing equivalent functions, if any) or the board of directors of another entity, one of whose executive officers served as a member of the Compensation Committee of Verisign during 2010; and no executive officer of Verisign has served on the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a member of the Board during 2010.

Summary Compensation Table

The following table sets forth certain summary information concerning the compensation received by each person who served as our principal executive officer and principal financial officer during fiscal 2010 and the three other most highly compensated executive officers as of the end of fiscal 2010. We refer to these executive officers as our "Named Executive Officers."

SUMMARY COMPENSATION TABLE

Named Executive Officer and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Mark D. McLaughlin(5)	2010	752,885	—	1,585,664	1,380,134	837,000	9,117	4,564,800
President and	2009	579,807	—	1,675,200	1,080,538	499,885	36,930(6)	3,872,360
Chief Executive Officer	2008	—	—	—	—	—	180,000(7)	180,000
Brian G. Robins(8)	2010	401,539	65,200(9)	921,570	444,522	334,800	8,579	2,176,210
Executive Vice President and	2009	350,845	158,904(10)	578,200	380,770	240,000	8,306	1,717,025
Chief Financial Officer	2008	287,293	56,000	553,170	289,138	208,500	7,865	1,401,966
Christine C. Brennan Senior Vice President, Human Resources	2010	346,154	100,000(11)	602,940	437,320	210,000	10,565	1,706,979
Richard H. Goshorn	2010	401,539	8,160(12)	401,280	349,267	267,840	6,708	1,434,794
Senior Vice President,	2009	399,731	—	242,320	247,500	238,800	2,542	1,130,893
General Counsel and Secretary	2008	374,231	—	622,040	231,310	325,260	2,173	1,555,014
Kevin A. Werner	2010	376,443	400,000(13)	340,480	296,348	225,000	9,076	1,647,347
Senior Vice President,	2009	376,443	—	242,320	247,500	206,250	8,789	1,081,302
Corporate Development and Strategy	2008	358,654	—	686,600	289,138	312,750	8,256	1,655,398

(1) Includes, where applicable, amounts electively deferred by each Named Executive Officer under our 401(k) Plan.

(2) Amounts shown represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for the applicable awards granted in fiscal 2010, 2009, and 2008, respectively. The assumptions used to calculate the grant date fair value of awards are set forth in Note 11, "Employee Benefits and Stock-Based Compensation," of our Notes to Consolidated Financial Statements in the 2010 Annual Report on Form 10-K. Stock Awards consist of RSUs granted in 2010, 2009 and 2008, respectively.

(3) Amounts shown are for non-equity incentive plan compensation earned during the year indicated, but paid in the following year.

(4) Except as otherwise indicated, amounts in "All Other Compensation" for fiscal 2010, fiscal 2009 and fiscal 2008 include, where applicable, matching contributions made by the Company to the Verisign 401(k) Plan, health club fee reimbursements and life insurance payments.

(5) Mr. McLaughlin held a number of key positions at Verisign from 2000 to 2007, including serving as our Executive Vice President of Products and Marketing, before resigning from employment with us on December 1, 2007. Mr. McLaughlin returned to Verisign and served as our President and Chief Operating Officer from January 2009 to August 2009. In August 2009, Mr. McLaughlin was appointed as our President and Chief Executive Officer, and he has served in that capacity and as a director of Verisign since that date.

(6) Includes payment of $30,000 made pursuant to the terms of Mr. McLaughlin's Consulting Agreement effective November 1, 2008.

(7) Includes payments in the amount of $120,000 made pursuant to the terms of Mr. McLaughlin's Consulting Agreement effective November 1, 2008, and $60,000 for consulting services rendered pursuant to the terms of Mr. McLaughlin's Separation and General Release Agreement dated November 28, 2007.

(8) Mr. Robins was appointed Executive Vice President and Chief Financial Officer on August 4, 2009; he had previously held the title of acting Chief Financial Officer.

(9) Mr. Robins was awarded a discretionary bonus of $65,200 on February 22, 2011 in recognition of his contributions in the sale of the Authentication Services business to Symantec.

(10) Mr. Robins received discretionary bonuses of $100,000 and $58,904 on March 27, 2009 and August 28, 2009, respectively. These bonuses were awarded in recognition of his performance during his role as acting Chief Financial Officer.

(11) Ms. Brennan received a sign-on bonus in connection with joining the Company in February 2010 as Senior Vice President, Human Resources.

(12) Mr. Goshorn was awarded a discretionary bonus of $8,160 on February 22, 2011 in recognition of his contributions in the sale of the Authentication Services business to Symantec.

(13) Mr. Werner was awarded a discretionary bonus of $400,000 on December 8, 2010 to be paid in 2011 in recognition of his performance in managing the divestiture process and his contributions in the sale of the Authentication Services business to Symantec.

Grants of Plan-Based Awards for Fiscal 2010

The following table shows all plan-based awards granted to the Named Executive Officers during fiscal 2010 under the AICP and the 2006 Plan.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2010(1)

Named Executive Officer	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)				
Mark D. McLaughlin	02/22/2010	0	750,000	2,250,000		195,600	$24.32	1,380,134
	02/22/2010				65,200			1,585,664
Brian G. Robins	02/22/2010	0	300,000	900,000		63,000	24.32	444,522
	02/22/2010				21,000			510,720
	04/26/2010				15,000			410,850
Christine C. Brennan	02/01/2010	0	205,890	617,670		65,000	23.19	437,320
	02/01/2010				26,000			602,940
Richard H. Goshorn	02/22/2010	0	240,000	720,000		49,500	24.32	349,267
	02/22/2010				16,500			401,280
Kevin A. Werner	02/22/2010	0	225,000	675,000		42,000	24.32	296,348
	02/22/2010				14,000			340,480

(1) Named Executive Officers are eligible to receive an annual cash bonus under the AICP and long-term incentive compensation under our 2006 Plan as described in "Compensation Discussion and Analysis" elsewhere in this Proxy Statement.

The Company generally does not enter into employment agreements with its executive officers, each of whom may be terminated at any time at the discretion of the Board. The Company entered into change-in-control agreements with D. James Bidzos, Executive Chairman, Mark D. McLaughlin, President and Chief Executive Officer, and Brian G. Robins, Executive Vice President and Chief Financial Officer, and also entered into Amended and Restated Change-in-Control and Retention Agreements with other of its executive officers, including the Named Executive Officers.

Stock options are granted at an exercise price not less than 100% of the fair market value of Verisign's common stock on the date of grant and have a term of not greater than seven years from the date of grant. Stock options listed above vest as to 25% of the granted option on the first anniversary of the date of grant and ratably thereafter over the following 12 quarters. An RSU is an award covering a number of shares of Verisign common stock that may be settled in cash or by issuance of those shares on a one-for-one basis. RSUs granted to certain executive officers, except Mr. Bidzos, during 2010 vest in four installments, with one-fourth of the granted RSUs vesting on each annual anniversary of the date of grant. RSUs granted to Mr. Bidzos on July 26, 2010 vest in four installments, with 25% of the granted RSUs vesting on each quarterly anniversary of the date of grant. Any dividends paid on our common stock during the vesting period applicable to RSUs shall be credited to the participant in the form of additional RSUs, the number of which shall be calculated based on the market price of our common stock on the date such dividends are paid to stockholders. Any such additional RSUs shall be subject to the same terms and conditions as the underlying RSU award.

Please refer to "Compensation Discussion and Analysis" elsewhere in this Proxy Statement for more information concerning our compensation practices and policies for executive officers.

Outstanding Equity Awards at 2010 Fiscal Year-End

The following table shows all outstanding equity awards held by the Named Executive Officers at the end of fiscal 2010 granted under the 1998 Equity Incentive Plan, the 1998 Directors Stock Option Plan and the 2006 Plan.

OUTSTANDING EQUITY AWARDS AT 2010 FISCAL YEAR-END

		Option Awards					
Named Executive Officer	**Grant Date**	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Un-exercisable (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#) (1)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(2)**
Mark D. McLaughlin	01/14/2009		85,500(3)	17.40	01/14/2016		
	02/22/2010		195,600(3)	24.32	02/22/2017		
	01/14/2009					49,917(4)	1,630,788
	08/17/2009					24,549(4)	802,016
	02/22/2010					71,138(4)	2,324,078
Brian G. Robins	02/15/2007		5,000(3)	26.19	02/15/2014		
	02/28/2007	4,688(5)	312	25.30	02/28/2014		
	08/07/2007	17,183(5)	3,965	29.63	08/07/2014		
	08/07/2007	2,864(5)	661	29.63	08/07/2014		
	08/15/2007	28,178(5)	6,502	29.51	08/15/2014		
	08/04/2008	14,063(5)	10,937	32.28	08/04/2015		
	02/23/2009	3,125(5)	28,125	18.64	02/23/2016		
	02/22/2010		63,000(3)	24.32	02/22/2017		
	02/15/2007					2,728(4)	89,124
	08/07/2007					2,415(4)	78,898
	08/07/2007					402(4)	13,133
	08/15/2007					3,961(4)	129,406
	03/14/2008					5,091(6)	166,323
	08/04/2008					5,455(4)	178,215
	02/23/2009					16,366(4)	534,677
	08/04/2009					8,183(4)	267,339
	02/22/2010					22,913(4)	748,568
	04/26/2010					16,366(4)	534,677
Christine C. Brennan	02/01/2010		65,000(3)	23.19	02/01/2017		
	02/01/2010					28,368(4)	$926,783
Richard H. Goshorn	06/15/2007	96,250(5)	13,750	29.32	06/15/2014		
	08/07/2007	14,320(5)	3,304	29.63	08/07/2014		
	08/04/2008	11,250(5)	8,750	32.28	08/04/2015		
	02/23/2009	2,031(5)	18,281	18.64	02/23/2016		
	02/22/2010		49,500(3)	24.32	02/22/2017		
	08/07/2007					12,207(7)	398,803
	06/15/2007					4,092(4)	133,686
	02/19/2008					7,273(6)	237,609
	08/04/2008					4,364(4)	142,572
	02/23/2009					10,638(4)	347,543
	02/22/2010					18,003(4)	588,158
Kevin A. Werner	10/15/2007	67,500(5)	22,500	33.40	10/15/2014		
	08/04/2008	14,063(5)	10,937	32.28	08/04/2015		
	02/23/2009	11,219(5)	18,281	18.64	02/23/2016		
	02/22/2010		42,000(3)	24.32	02/22/2017		
	10/15/2007					16,366(7)	534,677
	10/15/2007					2,728(4)	89,124
	02/19/2008					7,273(6)	237,609
	08/04/2008					5,455(4)	178,215
	02/23/2009					10,638(4)	347,543
	02/22/2010					15,275(4)	499,034

(1) Includes 12,153.9162 RSUs, 7,001.5485 RSUs, 2,367.9416 RSUs, 4,722.5867 RSUs and 4,929.3078 RSUs issued to Mr. McLaughlin, Mr. Robins, Ms. Brennan, Mr. Goshorn and Mr. Werner, respectively, on December 28, 2010 as a result of the special dividend declared by the Board on December 9, 2010 in accordance with the terms of the applicable equity plans.

(2) The market value is calculated by multiplying the number of shares by the closing price of our common stock on December 31, 2010, which was $32.67.

(3) The option will become exercisable as to 25% of the grant on the first anniversary of the date of grant, and will vest quarterly thereafter at the rate of 6.25% per quarter until fully vested.

(4) The RSU award vests as to 25% of the total award on each anniversary of the date of grant until fully vested.

(5) The option became exercisable as to 25% of the grant on the first anniversary of the date of grant, and vests quarterly thereafter at the rate of 6.25% per quarter until fully vested.

(6) The RSU award vests over a four year period, with one-third of the total award vesting on the second, third and fourth anniversaries of the date of grant.

(7) An award of performance-based RSUs was granted in 2007. If specified performance criteria were achieved, 100% of the grant would vest on the third anniversary of the date of grant. If specified performance criteria were not achieved, 50% of the grant will vest on the fourth anniversary of the date of grant and the remaining 50% of the grant will be forfeited. In 2010, specified performance criteria were not achieved, therefore, 50% of the grant was cancelled and the remaining 50% of the grant will vest on the fourth anniversary of the date of grant. Details regarding the performance criteria are set forth in the Current Report on Form 8-K filed by the Company on August 30, 2007.

Option Exercises and Stock Vested for Fiscal 2010

The following table shows all stock options exercised and the value realized upon exercise, and all stock awards vested and the value realized upon vesting, by our Named Executive Officers during fiscal 2010.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2010

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Mark D. McLaughlin	66,500	701,231	22,750	590,333
Brian G. Robins	73,750	792,930	21,046	570,386
Christine C. Brennan	—	—	—	—
Richard H. Goshorn	12,188	190,870	12,334	328,679
Kevin A. Werner	3,000	31,077	11,584	314,226

Potential Payments Upon Termination or Change-in-Control

Except as described below, the Company has no formal severance program for its Named Executive Officers, each of whom may be terminated at any time at the discretion of the Board. On August 24, 2007, the Compensation Committee adopted and approved forms of change-in-control and retention agreements to be entered into with Verisign's chief executive officer and our other executive officers, and on August 3, 2009 the Compensation Committee approved amendments to those form agreements to change, among other things, the trigger in the definition of "change-in-control" from acquisition of 30% of our common stock to acquisition of 35% of our common stock (such agreements, as amended, the "CIC Agreements"). Under the CIC Agreements, an executive officer of the Company is entitled to receive severance benefits if, within the twenty-four months following a "change-in-control" (or under certain circumstances, during the six-month period preceding a "change-in-control"), the executive officer's employment is terminated by Verisign without "cause" or by the executive officer for "good reason." The terms and conditions of the CIC Agreements are described below.

Under the CIC Agreements, "*change-in-control*" means:

(a) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than a trustee or other fiduciary holding securities of the Company under an employee benefit plan of the Company or its subsidiaries, becomes the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly (excluding, for purposes of this Section, securities acquired directly from the Company), of securities of the Company representing at least thirty-five percent (35%) of (A) the then-outstanding shares of common stock of the Company or (B) the combined voting power of the Company's then-outstanding securities;

(b) the consummation of a merger or consolidation, or series of related transactions, which results in the voting securities of the Company outstanding immediately prior thereto failing to continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity), directly or indirectly, at least fifty (50%) percent of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation;

(c) a change in the composition of the Board occurring within a 24-month period, as a result of which fewer than a majority of the directors are incumbent directors;

(d) the sale or disposition of all or substantially all of the Company's assets (or consummation of any transaction, or series of related transactions, having similar effect); or

(e) stockholder approval of the dissolution or liquidation of the Company.

Under the CIC Agreements, "*cause*" means:

(a) an executive's willful and continued failure to substantially perform the executive's duties after written notice providing the executive with ninety (90) days from the date of the executive's receipt of such notice in which to cure;

(b) conviction of (or plea of guilty or no contest to) the executive for a felony involving moral turpitude;

(c) an executive's willful misconduct or gross negligence resulting in material harm to the Company; or

(d) an executive's willful violation of the Company's policies resulting in material harm to the Company.

Under the CIC Agreements, "*good reason*" means:

(a) a change in the executive's authority, duties or responsibilities that is inconsistent in any material and adverse respect from the executive's authority, duties and responsibilities immediately preceding the change-in-control;

(b) a reduction in the executive's base salary compared to the executive's base salary immediately preceding the change-in-control, except for an across-the-board reduction of not more than ten percent (10%) of base salary applicable to all senior executives of the Company;

(c) a reduction in the executive's bonus opportunity of five percent (5%) or more from the executive's bonus opportunity immediately preceding the change-in-control, except for an across-the-board reduction applicable to all senior executives of the Company;

(d) a failure to provide the executive with long-term incentive opportunities that in the aggregate are at least comparable to the long-term incentives provided to other senior executives at the Company;

(e) a reduction of at least 5% in aggregate benefits that the executive is entitled to receive under all employee benefit plans of the Company following a change-in-control compared to the aggregate benefits the executive was eligible to receive under all employee benefit plans maintained by the Company immediately preceding the change-in-control; or

(f) a requirement that the executive be based at any office location more than 40 miles from the executive's primary office location immediately preceding the change-in-control, if such relocation increases the executive's commute by more than ten (10) miles from the executive's principal residence immediately preceding the change-in-control; or

(g) the failure of the Company to obtain the assumption of the agreement from any successor as provided in the agreement.

If a change-in-control occurs and the executive officer experiences a qualifying termination and timely delivers a general release agreement, the CIC Agreements provide that Verisign will make the following payments and provide the following benefits to the executive officer (subject to a six month delay if and to the extent required by the deferred compensation rules set forth in and promulgated under Section 409A of the Code):

- a lump sum equal to the pro rata target bonus for the year in which the executive officer was terminated;
- a lump sum equal to a specified multiple of the sum of (i) the executive officer's annual base salary plus (ii) the average of the executive officer's annual bonus amount for the last three full fiscal years prior to a change-in-control, or, if the executive officer was employed by the Company for fewer than three full fiscal years preceding the fiscal year in which the change-in-control occurs, the average target bonus for the number of full fiscal years the executive officer was employed by the Company before the change-in-control or the target bonus for the fiscal year in which the change-in-control occurs if the executive officer was not eligible to receive a bonus from the Company during any of the prior three fiscal years; the applicable multiples are 200% of the annual base salary and bonus for the chief executive officer and 100% of the annual base salary and bonus for other executive officer participants;
- continued health benefits for the executive officer and the executive officer's eligible dependents for a number of years equal to the severance multiple, provided that such coverage of health benefits will cease if the executive officer becomes eligible for comparable benefits from a new employer; and
- immediate acceleration of vesting of all of the executive officer's unvested stock options and RSUs; however, if the consideration to be received by stockholders of the Company in connection with the change-in-control consists of substantially all cash or if the stock options and RSUs held by the executive officer are not assumed in the change-in-control, then all of the executive officer's then-unvested and outstanding stock options and RSUs shall vest immediately prior to the change-in-control regardless of whether or not there is a termination of employment in connection therewith.

In addition, the CIC Agreements include the following terms and conditions:

- to the extent any change-in-control payments or benefits are characterized as a parachute payment within the meaning of Section 4999 of the Code, and such characterization would subject the executive officer to a federal excise tax due to that characterization, the executive officer may elect to be paid in full or in such lesser amount as would result in the executive officer's receipt, on an after-tax basis, of the greatest amount of termination and other benefits, after taking into account applicable federal, state and local taxes, including the excise tax under Section 4999 of the Code;
- an initial term ending on August 24, 2010 and automatic renewal for one-year periods thereafter unless the Board terminates the CIC Agreement at least 90 days before the end of the then-current term, provided that such termination shall not be effective until the last day of the then-current term; and
- the executive officer is prohibited from soliciting employees of Verisign or competing against Verisign for a period of twelve months.

The following table shows the value of stock options and RSUs that would have vested for our Named Executive Officers as of December 31, 2010, as well as the additional cash compensation payable, if any, under the change-in-control and termination scenarios described above. The value of stock options is based on the difference between the exercise price of all accelerated options and the market value of our common stock as of December 31, 2010, which was $32.67.

Change-in-Control Benefit Estimates as of December 31, 2010

	Value of Accelerated Cash Compensation Benefits ($)(1)		Value of Accelerated Stock Awards ($)		Value of Accelerated Option Awards ($)	
Named Executive Officer	Change-in-Control Only	Change-in-Control plus Qualifying Termination	Change-in-Control Only	Change-in-Control plus Qualifying Termination(2)	Change-in-Control Only	Change-in-Control plus Qualifying Termination(2)
Mark D. McLaughlin	—	3,785,798	—	4,359,812	—	2,938,845
Brian G. Robins	—	941,822	—	2,511,572	—	994,218
Christine C. Brennan	—	839,651	—	849,420	—	616,200
Richard H. Goshorn	—	893,142	—	1,694,071	—	729,327
Kevin A. Werner	—	837,820	—	1,728,766	—	611,448

(1) To the extent any payments made or benefits provided upon termination of an executive officer's employment constitute deferred compensation subject to Section 409A of the Code, payment of such amounts or provision of such benefits will be delayed for six months after the executive officer's separation from service if and to the extent required under Section 409A.

(2) If the equity awards held by the executive are not assumed upon a change-in-control or the consideration to be received by stockholders consists of substantially all cash, then all such equity awards shall have their vesting and exercisability accelerated in full immediately prior to the change-in-control regardless of whether there is a qualifying termination.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2010.

EQUITY COMPENSATION PLAN INFORMATION

	Equity Compensation Plan Information		
	(A)	(B)	(C)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by stockholders(3)	5,726,818(4)	$27.71	17,250,932(5)
Equity compensation plans not approved by stockholders(6)	431,083(7)	$24.95	—
Total	6,157,901	$27.36	17,250,932

(1) Includes 2,760,612 shares subject to RSUs outstanding as of December 31, 2010 that were issued under the 2006 Plan.

(2) Does not include any price for outstanding RSUs.

(3) Includes the 1998 Equity Incentive Plan, the 1998 Directors Stock Option Plan (collectively, the "1998 Plans"), the 2006 Plan, and the 2007 Employee Stock Purchase Plan (the "2007 Purchase Plan"). Effective May 27, 2006, the granting of equity awards under the 1998 Plans has been discontinued and new equity awards are being granted under the 2006 Plan. Remaining authorized shares under the 1998 Plans that were not subject to outstanding awards as of May 26, 2006 were cancelled on May 26, 2006. The 1998 Plans will remain in effect as to outstanding equity awards granted under each such plan prior to May 26, 2006.

(4) Excludes purchase rights accruing under the 2007 Purchase Plan, which has a remaining stockholder-approved reserve of 3,571,846 shares as of December 31, 2010.

(5) Consists of shares available for future issuance under the 2006 Plan and the 2007 Purchase Plan. As of December 31, 2010, an aggregate of 13,679,086 shares and 3,571,846 shares of common stock were available for issuance under the 2006 Plan and the 2007 Purchase Plan, respectively, including 377,740 shares subject to purchase under the 2007 Purchase Plan during the current purchase period. In addition to options and RSUs, shares can be granted under the 2006 Plan pursuant to stock appreciation rights, restricted stock awards, stock bonuses and performance shares. Under the terms of the 2006 Plan, the aggregate number of shares that may be granted pursuant to awards, other than with respect to stock options and stock appreciation rights, may not exceed 40% of the total number of shares reserved and available for grant and issuance pursuant to the 2006 Plan.

(6) Includes the 2001 Stock Incentive Plan (the "2001 Plan"). No options issued under the 2001 Plan are held by any directors or executive officers. The terms of this plan are set forth in Note 11, "Employee Benefits and Stock-Based Compensation," to the financial statements included in the Annual Report. Effective May 27, 2006, the granting of equity awards under the 2001 Plan was discontinued and new equity awards are being granted under the 2006 Plan. Remaining authorized shares under the 2001 Plan that were not subject to outstanding awards as of May 26, 2006 were cancelled on May 26, 2006. The 2001 Plan remains in effect as to outstanding equity awards granted under the plan prior to May 26, 2006.

(7) Does not include options to purchase an aggregate of 32,596 shares of common stock with a weighted-average exercise price of $19.8363 that were assumed in business combinations.

POLICIES AND PROCEDURES WITH RESPECT TO TRANSACTIONS WITH RELATED PERSONS

Verisign's Audit Committee approved a written *Policy for Entering into Transactions with Related Persons* (the "Related Person Transaction Policy") which sets forth the requirements for review, approval or ratification of transactions between Verisign and "related persons," as such term is defined under Item 404 of Regulation S-K.

Pursuant to the terms of the Related Person Transaction Policy, the Audit Committee shall review, approve or ratify the terms of any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (i) Verisign was or is to be a participant and (ii) a related person has or will have a direct or indirect material interest ("Related Person Transaction"), *except* for those transactions, arrangements or relationships specifically listed in the Related Person Transaction Policy that do not require approval or ratification. In determining whether to approve or ratify a Related Person Transaction, the Audit Committee will take into account, among factors it deems appropriate, whether the Related Person Transaction terms are no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the materiality of the related person's direct or indirect interest in the transaction.

Prior approval of the Audit Committee shall be required for the following Related Person Transactions:

- Any Related Person Transaction to which a related person is a named party to the underlying agreement or arrangement; *provided, however*, certain agreements or arrangements between Verisign and a related person concerning employment and any compensation solely resulting from employment or concerning compensation as a member of the Board that have, in each case, been entered into or approved in accordance with policies of Verisign shall not be subject to prior approval of the Audit Committee;
- Any Related Person Transaction involving an indirect material interest of a related person where the terms of the agreement or arrangement are not negotiated on an arm's length basis or where the Related Person Transaction is not a transaction in the ordinary course of business; and
- Any Related Person Transaction where the total transaction value exceeds $1,000,000.

On a quarterly basis, the Audit Committee shall review and, if determined by the Audit Committee to be appropriate, ratify any Related Person Transactions not requiring prior approval of the Audit Committee pursuant to the Related Person Transaction Policy.

In the event Verisign proposes to enter into a transaction with a related person who is a member of the Audit Committee or an immediate family member of a member of the Audit Committee, prior approval by a majority of the disinterested members of the Board shall be required and no such member of the Audit Committee for which he or she or an immediate family member is a related person shall participate in any discussion or approval of such transaction, except to provide all material information concerning the Related Person Transaction.

The following Related Person Transactions shall not require approval or ratification by the Audit Committee:

- Payment of compensation to executive officers in connection with their employment with Verisign; *provided* that such compensation has been approved in accordance with policies of Verisign.
- Remuneration to directors in connection with their service as a member of the Board; *provided* that such remuneration has been approved in accordance with policies of Verisign.
- Reimbursement of expenses incurred in exercising duties as an officer or director of Verisign; *provided* that such reimbursement has been approved in accordance with policies of Verisign.

- Any transaction with another company at which a related person's only relationship is as a director or beneficial owner of less than 10% of that company's shares, if the aggregate amount involved does not exceed $1,000,000.
- Any transaction with a related person involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.
- Any transaction involving a related person where the rates or charges involved are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority.
- Any transaction where the related person's interest arises solely from the ownership of Verisign's common stock and all holders of Verisign's common stock received the same benefit on a pro rata basis (e.g., dividends).

There are no transactions required to be reported under Item 404(a) of Regulation S-K where the Related Person Transaction Policy did not require review, approval or ratification, or where the Related Person Transaction Policy was not followed during fiscal 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2010, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we or any of our subsidiaries are or were to be a party in which the amount involved exceeded or will exceed $120,000 and in which any director, executive officer or beneficial holder of more than 5% of the common stock of Verisign or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Transactions with U.S. Bancorp. William L. Chenevich is the Lead Independent Director of our Board, Chairman of the Audit Committee and a member of the Corporate Governance and Nominating Committee and the former Vice Chairman of Technology and Operations of U.S. Bancorp. Prior to the sale of our Authentication Services business on August 9, 2010, we entered into agreements with U.S. Bancorp and certain of its affiliates ("U.S. Bank") pursuant to which we provided authentication services to U.S. Bank. Since January 1, 2010, the value of such transactions was approximately $68,602. We have also entered into agreements pursuant to which we purchase various products and services from U.S. Bank. Since January 1, 2010, the value of such transactions was approximately $221,771. U.S. Bank was also a lender under a $500 million senior unsecured revolving credit facility (the "Credit Facility"), under which Verisign, or certain designated subsidiaries, were borrowers. Verisign terminated the Credit Facility on November 3, 2010. Since January 1, 2010, the portion of interest and fees paid by us under the Credit Facility attributable to U.S. Bank was approximately $62,344. In addition, U.S. Bank National Association, a subsidiary of U.S. Bancorp, is the trustee of the Indenture dated as of August 20, 2007 between the Company and U.S. Bank National Association for the Company's 3.25% junior subordinated convertible debentures due August 15, 2037 (the "Indenture"). Since January 1, 2010, we paid U.S. Bank $6,625 for its service as trustee under the Indenture. Mr. Chenevich did not have a material interest, either directly or indirectly, in any of the aforementioned transactions. Mr. Chenevich retired from his position at U.S. Bank in July 2010.

PROPOSAL NO. 4
APPROVAL OF THE AMENDED AND RESTATED VERISIGN, INC. 2006 EQUITY INCENTIVE PLAN

Our stockholders approved the 2006 Plan at our annual meeting of stockholders on May 26, 2006. On August 5, 2008, the Board subsequently approved certain non-substantive amendments to the 2006 Plan which did not require stockholder approval. The 2006 Plan is Verisign's only plan for providing stock-based incentive compensation to both our eligible employees and non-employee directors. The Board recommends that the stockholders approve the Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan (the "Amended 2006 Plan") as described below. Approval of the Amended 2006 Plan is intended to enable Verisign to achieve the following objectives:

1. Expand the performance criteria for performance-based awards and obtain stockholder approval of such performance criteria in order that awards may, as intended, qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended ("Section 162(m)");
2. Remove the forty percent (40%) limit on the aggregate number of shares that may be issued pursuant to "full value" awards (meaning awards other than a stock option or a stock appreciation right) in order to more easily accommodate the Company's decision to grant primarily restricted stock units as its long-term equity incentive;
3. Provide for adjustments to be made to outstanding awards in the event of extraordinary dividends, divestitures or distributions of assets to stockholders (other than an ordinary cash dividend) in order to bring the 2006 Plan's antidilution provisions in line with market practice.

If stockholders do not approve the Amended 2006 Plan, the 2006 Plan will remain in effect in its current form without any of the foregoing amendments.

We discuss each of the proposed amendments in detail below and also have included a summary of the other material features of the Amended 2006 Plan as proposed. This summary is qualified in its entirety by reference to the full text of the Amended 2006 Plan, a copy of which is attached to this Proxy Statement as Appendix A.

Amendment to, and Approval of, Performance Criteria for Performance-Based Awards

Section 162(m) limits the deductibility of executive compensation paid to each of the Company's chief executive officer and the three highest compensated officers (other than the chief financial officer), as determined pursuant to the executive compensation proxy statement disclosure rules, in any one year to $1,000,000. These officers are referred to as "covered employees." An exemption from this limitation (the "Performance Exception") applies to "performance-based" compensation as defined in the regulations under Section 162(m). One of the requirements under the Performance Exception is stockholder approval of the material terms of the performance goals pursuant to which the compensation is paid. The regulations under Section 162(m) require that, in order for performance-based awards (other than stock options and stock appreciation rights) to continue to qualify for the Performance Exception, stockholders must approve the material terms of the performance goals every five years if the plan permits the targets under performance goals to be changed after stockholder approval. The 2006 Plan provides that the Compensation Committee may set targets in relation to the performance criteria specified in the 2006 Plan in its discretion. The material terms of the performance goals for performance-based awards under the 2006 Plan were last approved upon the 2006 Plan's adoption on May 26, 2006. Moreover, the Board has determined to expand the list of performance criteria in order to provide the Compensation Committee with greater flexibility in designing equity-based performance awards for our employees. The expanded list incorporates the performance criteria set forth in the AICP approved by stockholders at the last annual meeting of the stockholders.

The Amended 2006 Plan would provide that "Performance Measures" (as defined) that may be selected by the Compensation Committee would include: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of shares of the Company's common stock or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before taxes and amortization, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer) and validation of manufacturing processes (whether the Company's or the Company's third-party manufacturer's)); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; factoring transactions; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, contracts, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; or recruiting and maintaining personnel.

The Amended 2006 Plan also provides that any performance goals designated by the Compensation Committee under the Performance Measures may be specified in absolute terms, in percentages or in terms of growth from period to period or growth rates over time and may be determined solely by reference to the Company's performance or the performance of a subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The Amended 2006 Plan would permit the Compensation Committee to specify at the time of grant any exclusions or inclusions for charges related to any events or occurrences which the Compensation Committee determines should appropriately be excluded or included, as applicable, for purposes of measuring performance against the applicable Performance Measure, such as (i) restructurings, reorganizations, discontinued operations, non-core businesses in continuing operations, acquisitions, dispositions, or any extraordinary nonrecurring items as described in ASC Subtopic 225-20 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable year, (ii) the cumulative effects of tax or accounting changes, each in accordance with generally accepted accounting principles, (iii) foreign exchange gains or losses, (iv) stock-based compensation, (v) amortization of intangible assets, impairments of goodwill and other intangible assets, asset write downs, or non-cash interest expense or (vi) litigation or claim judgments or settlements. Moreover, under the Amended 2006 Plan, if the Compensation Committee determined that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances, rendered previously established performance goals unsuitable, the Compensation Committee would in its discretion be able to modify such performance goals or the related levels of achievement, in whole or in part, as it deemed appropriate and equitable; although, unless the Compensation Committee determined otherwise, it would not take any such action if it would result in the loss of an otherwise available exemption of the award under Section 162(m).

To the extent that an award under the Amended 2006 Plan is designated as a "performance award," but is not intended to qualify as performance-based compensation under Section 162(m), the performance criteria can include the achievement of other objectives as determined by the Compensation Committee. In addition, notwithstanding satisfaction of any performance criteria described above, to the extent specified at the time of grant of an award, the number of shares of common stock, stock options or other benefits granted, issued, retainable and/or vested under an award on account of satisfaction of performance criteria may be reduced by the Compensation Committee on the basis of such further considerations as the Compensation Committee in its sole discretion determines.

The Board recommends that the stockholders approve the Amended 2006 Plan in order both to provide greater flexibility to the Compensation Committee in designing performance-based equity awards and to preserve the benefit of the Performance Exception for such awards granted to covered employees, thereby safeguarding the deductibility of the awards by the Company.

Amendment to Remove the Forty Percent (40%) Limit on the Aggregate Number of Shares That May Be Issued Pursuant to "Full Value" Awards

The 2006 Plan as adopted in 2006 limited the aggregate number of shares that may be granted pursuant to awards, other than stock options and stock appreciation rights, to forty percent (40%) of the total number of shares originally reserved and available for grant and issuance under the plan (the "40% limit"). Historically, the Compensation Committee had used a mix of stock options and restricted stock units for long-term compensation awards both to executives and non-executive employees. However since 2010, non-executive employees have received only restricted stock units and, going forward, including for fiscal year 2011, the Compensation Committee has decided to issue equity awards only in the form of restricted stock units to executives in order to accomplish its long-term incentive compensation goals. The Compensation Committee believes that the restricted stock units are more effective for accomplishing our goal of linking executive compensation to increases in stockholder value and providing a retention incentive as they retain value even if the stock price declines. In addition, using restricted stock units as our principal equity awards enable us to issue fewer shares than stock options to deliver comparable value, which reduces overhang and potential stockholder dilution. The Compensation Committee also believes that restricted stock units will lend themselves more readily to performance-based vesting criteria than stock options. However, if the 40% limit is not eliminated, based on a conservative estimate of annual employee awards, the Company will run out of shares available to be granted as restricted stock units in December 2012. If the 40% limit were removed, based on a conservative estimate of annual employee awards, the Company would have sufficient shares available to be granted as restricted stock units for the next five years through December 2016. In addition, even after this change, the total value of the equity awards that can be issued under the Amended 2006 Plan continues to remain within industry norms. The Board believes that the removal of the 40% limit enables the Company to incentivize and retain its employees in the manner determined most desirable by the Compensation Committee and recommends that the stockholders approve the Amended 2006 Plan in order to provide for the removal of the 40% limit.

Amendment to Provide Antidilution Adjustments in the Event of Extraordinary Dividends and Stockholder Distributions

The 2006 Plan does not provide for adjustments to be made, in the event of extraordinary dividends (that is dividends other than ordinary cash dividends), divestitures or distributions of assets to stockholders or similar transactions, to the exercise price and number of shares subject to outstanding stock options or stock appreciation rights. In order to bring the 2006 Plan more in line with market practice and to simplify the process for any future extraordinary dividends or distributions, the Company determined to revise the antidilution provisions of the 2006 Plan. The revisions provide that, in such situations in the future, if any, the Compensation Committee will make equitable adjustments to the stock options as it determines in its sole discretion to be necessary or appropriate. No such adjustments will be permitted to be made in a manner that would adversely affect the tax treatment in respect of the award and/or the Amended 2006 Plan for either the Company or any participant under

Section 162(m), Section 409A or Section 422 of the Code or otherwise violate any applicable law. The Board recommends that the stockholders approve the Amended 2006 Plan in order to make such amendments to the antidilution provisions.

Description of the Amended 2006 Plan

A summary of the proposed Amended 2006 Plan appears below. This summary is qualified in its entirety by reference to the full text of the Amended 2006 Plan, a copy of which is attached to this Proxy Statement as Appendix A.

General

The Amended 2006 Plan is a stock compensation plan that provides for a variety of equity and equity-based award vehicles, including stock options, performance shares, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. Awards may be granted under the Amended 2006 Plan to eligible participants until May 26, 2016. On December 31, 2010, the closing price of Verisign's common stock was $ 32.67 per share as reported by the NASDAQ Global Select Market.

Eligible Participants

Employees, non-employee directors, consultants, independent contractors and advisors of Verisign or any parent or subsidiary of Verisign are eligible to receive awards under the Amended 2006 Plan, subject to certain limitations on the grant of incentive stock options. As of the end of fiscal 2010, there were approximately 1,050 employees, six non-employee directors and five consultants who were eligible to participate in the 2006 Plan.

Shares Authorized

There are 27,000,000 shares authorized and reserved for issuance under the Amended 2006 Plan, subject to adjustment to reflect stock splits and similar events. In addition, shares which cease to be subject to an option or stock appreciation right granted under the Amended 2006 Plan for any reason other than exercise of the option or stock appreciation right or which are subject to other awards granted under the Amended 2006 Plan that are forfeited or are repurchased by the Company at the original issue price or otherwise terminate without such shares being issued will again be available for grant and issuance in connection with subsequent awards under the Amended 2006 Plan. Stock appreciation rights to be settled in shares of Verisign's common stock shall be counted in full against the number of shares available for award under the Amended 2006 Plan, regardless of the number of shares ultimately issued upon settlement of the stock appreciation right.

Administration

The Company's Compensation Committee will administer the Amended 2006 Plan and may delegate to a committee of one or more members of Verisign's Board or Verisign officers the ability to grant awards and take certain other actions with respect to participants who are not executive officers or non-employee directors. The applicable committee will select the individuals who receive awards, determine the number of shares covered by awards and, subject to the terms and limitations expressly set forth in the Amended 2006 Plan, establish the terms, conditions and other provisions of any awards granted under the Amended 2006 Plan. The Compensation Committee may interpret the Amended 2006 Plan and establish, amend and rescind any rules relating to the Amended 2006 Plan.

Award Types

The following awards may be granted under the Amended 2006 Plan:

(1) Non-qualified and incentive stock options

(2) Restricted stock awards

(3) Restricted stock units

(4) Stock bonus awards

(5) Stock appreciation rights ("SARs")

(6) Performance shares

Vesting

The vesting of awards will be determined by the applicable committee, provided that the vesting of awards granted to executive officers and directors will be determined by the Compensation Committee. Historically, stock options were generally granted with vesting over four years (25% cliff vesting after one year and, thereafter, 6.25% vest quarterly until fully vested) and restricted stock units with vesting over four years as follows: 25% on the first anniversary of the date of grant, 25% on the second anniversary of the date of grant, 25% on the third anniversary of the date of grant, and 25% on the fourth anniversary of the date of grant.

Exercise Price

The exercise price of stock options or stock appreciation rights granted under the Amended 2006 Plan may not be less than 100% of the closing price of Verisign stock on the day of grant. In the event a grant is made on a day when the NASDAQ Global Select Market (or other applicable principal national securities exchange on which Verisign's common stock is traded) is closed, the fair market value will be determined as of the last preceding trading day.

Repricing Prohibited

Except as otherwise provided in the Amended 2006 Plan, repricing or reducing the exercise price of a stock option or stock appreciation right or issuance of new stock options or stock appreciation rights having a lower exercise price in substitution for cancelled stock options or stock appreciation rights is prohibited without stockholder approval.

Non-Employee Director Awards

The Amended 2006 Plan provides for discretionary awards (except for awards of incentive stock options) to non-employee directors as determined by the Compensation Committee. Discretionary awards to non-employee directors will vest and be exercisable as determined by the Compensation Committee.

In the event of a corporate transaction, such as a dissolution or liquidation, merger or sale of substantially all of Verisign's assets, all awards granted to non-employee directors will become fully vested and exercisable.

Terms Applicable to Stock Options and Stock Appreciation Rights

An option granted to a participant under the Amended 2006 Plan allows a participant to purchase up to the total number of shares of common stock of the Company at a specified exercise price per share during specified time periods. A stock appreciation right may be granted with respect to a certain number of shares of the Company's common stock and may be settled in cash or shares, having a value equal to the product of the difference between the fair market value on the exercise date and the exercise price and the number of shares with which the stock appreciation right is being settled. The exercise price of stock options and stock appreciation rights granted under the Amended 2006 Plan may not be less than 100% of the closing price of Verisign common stock on the day of grant. Stock options will have a term no longer than ten years, and stock appreciation rights will have a term no longer than seven years. Subject to the limitations of the Amended 2006 Plan, the Compensation Committee will determine the terms and conditions applicable to awards of stock options and stock appreciation rights, including with regard to vesting and exercisability, which may be based on, among other things, continued employment with Verisign, the passage of time, or such performance criteria and the level of achievement versus such criteria as the Compensation Committee deems appropriate.

Terms Applicable to Restricted Stock Awards, Restricted Stock Unit Awards, Stock Bonus Awards and Performance Shares

Subject to the limitations of the Amended 2006 Plan, the Compensation Committee will determine the terms and conditions applicable to awards of restricted stock, restricted stock units, stock bonuses and performance shares, including with regard to any restrictions or vesting, which may be based on, among other things, continued employment with Verisign, the passage of time, or such performance criteria and the level of achievement versus such criteria as the Compensation Committee deems appropriate.

Eligibility Under Section 162(m)

As discussed above, Section 162(m) permits performance-based compensation meeting the Performance Exception to be excluded from the limitation on deductibility of compensation in excess of $1 million paid to certain specified senior executives. In order to meet the requirements of Section 162(m), the Amended 2006 Plan limits awards to individual participants as follows: No person may receive more than 1,500,000 shares issuable as awards in any calendar year, other than new employees, who may receive up to a maximum of 3,000,000 shares issuable as awards granted in the calendar year in which they first commence employment.

Transferability

The Compensation Committee has the discretion to permit a recipient of a non-qualified stock option to transfer his or her award pursuant to a permitted transfer (as defined in the Amended 2006 Plan). Without such permission, an award may not be transferred, sold, pledged, assigned, hypothecated or disposed of in any manner other than by will or by the laws of descent and distribution. No award may be made subject to execution, attachment or other similar process.

Amendments

Except as otherwise provided in the Amended 2006 Plan, the Board may at any time terminate or amend the plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to the plan; *provided, however*, that the Board will not, without the approval of the shareholders of the Company, amend the Amended 2006 Plan in any manner that requires such shareholder approval; provided further, that a participant's award shall be governed by the version of this plan then in effect at the time such award was granted, except as otherwise agreed to by the participant and the Company.

Adjustments

The Amended 2006 Plan contains the following antidilution provisions. In the event that the number or type of outstanding shares of the Company's common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company without consideration, or in the event of any extraordinary dividend, divestiture or other distribution (other than ordinary cash dividends) of assets to shareholders or any transaction similar to the foregoing, the Committee shall make such equitable substitutions or adjustments as it determines in its sole discretion to be necessary or appropriate, in respect of (a) the number and class of shares reserved for issuance under this Plan, (b) the exercise prices of outstanding options and SARs, (c) the number of shares subject to outstanding Awards, and (d) the maximum number of shares that may be granted pursuant to Section 3 of the Amended 2006 Plan. However, fractions of a share will not be issued and no such substitution or adjustment shall be made in a manner that would adversely affect the tax treatment in respect of the award and/or the plan for either the Company or the participant under Section 162(m), Section 409A or Section 422 of the Code or otherwise violate any applicable law.

Corporate Transactions

In the event of a corporate transaction, such as a dissolution or liquidation, merger or sale of substantially all of Verisign's assets, any or all outstanding awards may be assumed, converted or replaced by a successor corporation, which assumption, conversion or replacement shall be binding on all award recipients. In the alternative, a successor corporation may substitute equivalent awards or provide substantially similar consideration to award recipients as was provided to Verisign's stockholders (after taking into account the existing provisions of outstanding awards). The successor corporation may also issue, in place of outstanding shares of Verisign held by award recipients, substantially similar shares or other property subject to repurchase restrictions no less favorable to such award recipient. In the event such successor corporation, if any, refuses to assume or replace the awards outstanding under the Amended 2006 Plan pursuant to a corporate transaction or if there is no successor corporation due to a dissolution or liquidation of the company, outstanding awards shall expire on such transaction at such time and on such conditions as the Compensation Committee will determine, provided, however, that the Compensation Committee may, in its sole discretion, provide that the vesting of any or all awards will instead accelerate in the event of such corporate transaction, in which case such awards will become vested and exercisable in full prior to the consummation of such event at such time and on such conditions as the Compensation Committee determines, and if such awards are not exercised prior to the consummation of the corporate transaction, they shall terminate at such time as determined by the Compensation Committee.

In the event of a corporate transaction described above, the vesting of all awards granted to outside directors under the Amended 2006 Plan will become fully vested and exercisable and must be exercised, if at all, within six months following such transaction.

Federal Income Tax Consequences

The following summary constitutes a brief overview of the principal U.S. federal income tax consequences relating to awards that may be granted under the Amended 2006 Plan based upon current tax laws. This summary is not intended to be exhaustive and does not describe state, local or foreign tax consequences.

Non-Qualified Stock Options

Non-qualified stock options do not qualify for any special tax benefits to the optionee. An optionee will not recognize any taxable income at the time he or she is granted a non-qualified option. Upon exercise of the stock option, the optionee will generally recognize compensation income for federal tax purposes measured by the excess, if any, of the then fair market value of the shares at the time of exercise over the exercise price. Verisign is generally entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant in connection with such exercise. The employee's basis in the option stock will be increased by the amount of the compensation income recognized. Upon the sale of the shares issued upon exercise of a non-qualified stock option, any further gain or loss recognized will be treated as capital gain or loss and will be treated as short-term capital gain or loss if the shares have been held for less than one year.

Incentive Stock Options

The Code provides optionees with favorable federal income tax treatment of stock options that qualify as incentive stock options. If a stock option is treated as an incentive stock option, the optionee will recognize no income upon grant of the stock option and will recognize no income upon exercise of the stock option unless the alternative minimum tax rules apply. Verisign would not be allowed a deduction for federal tax purposes in connection with the exercise of an incentive stock option.

Upon the sale of the shares issued upon exercise of an incentive stock option occurring at least two years after the grant of the stock option and one year after exercise of the stock option, referred to as the "statutory holding periods," any gain will be taxable to the optionee as long-term capital gain. If the statutory holding periods are not satisfied (i.e., the optionee makes a "disqualifying disposition"), the optionee will recognize compensation income equal to the excess, if any, of the lower of (1) the fair market value of the stock at the date of the stock option exercise, or (2) the sale price of the stock, over the option price. Verisign is generally entitled to a tax deduction in an amount equal to the ordinary income recognized by the participant in connection with such sale or disposition. The employee's basis of the stock issued upon exercise of the option, referred to as the "option stock," will be increased by the amount of the compensation income recognized. Any further gain or loss recognized on a disqualifying disposition of the shares will be characterized as capital gain or loss. Different rules may apply if shares are purchased by an optionee who is subject to Section 16(b) of the Exchange Act, and the optionee subsequently disposes of such shares prior to the expiration of the statutory holding periods.

Stock Appreciation Rights

A grant of a SAR has no federal income tax consequences at the time of grant. Upon the exercise of SARs, the value of the shares or other consideration received is generally taxable to the recipient as ordinary income, and Verisign generally will be entitled to a corresponding tax deduction.

Restricted Stock

A participant receiving restricted stock may be taxed in one of two ways: the participant (i) pays tax when the restrictions lapse (i.e., they become vested) or (ii) makes a special election to pay tax in the year the grant is made. At either time the value of the award for tax purposes is the excess of the fair market value of the shares at that time over the amount (if any) paid for the shares. This value is taxed as ordinary income and is subject to income tax withholding. Verisign receives a tax deduction at the same time as, and for the same amount taxable to, the participant. If a participant elects to be taxed at grant, then, when the restrictions lapse, there will be no further tax consequences attributable to the awarded stock until the recipient sells or otherwise disposes of the stock.

Restricted Stock Units or Performance Shares

In general, no taxable income is realized upon the grant of a restricted stock unit award or an award of performance shares. The participant will generally include in ordinary income the fair market value of the award of stock at the time shares of stock are delivered to the participant or at the time the restricted stock unit or performance shares vest. Verisign generally will be entitled to a tax deduction at the time and in the amount that the participant recognizes ordinary income.

Stock Bonus Awards

The participant will not realize income when a stock bonus award is granted, but will realize ordinary income when shares are transferred to him or her. The amount of such income will be equal to the fair market value of such transferred shares on the date of transfer. Verisign will be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the participant is considered to have realized ordinary income as a result of the transfer of shares.

New Plan Benefits

As awards are made under the Amended 2006 Plan in the discretion of the Compensation Committee, future equity awards are not determinable at this time.

Awards Made under the 2006 Plan

Since the adoption of the 2006 Plan through the end of fiscal year 2010, the following equity awards have been made to the following persons and groups. Named Executive Officers: Mark D. McLaughlin, 347,600 options and 156,200 restricted stock units; Brian G. Robins, 282,353 options and 117,847 restricted stock units; Christine C. Brennan, 65,000 options and 26,000 restricted stock units; Richard H. Goshorn, 229,624 options and 96,064 restricted stock units; and Kevin A. Werner, 189,500 options and 102,000 restricted stock units. All current executive officers as a group: 1,114,077 options and 498,111 restricted stock units. Nominees for director: D. James Bidzos, 28,148 options and 266,723 restricted stock units; William L. Chenevich, 37,032 options and 30,186 restricted stock units; Kathleen A. Cote, 12,430 options and 21,057 restricted stock units; Mark D. McLaughlin (as previously disclosed); Roger H. Moore, 37,032 options and 30,186 restricted stock units; John D. Roach, 19,432 options and 24,086 restricted stock units; Louis A. Simpson, 62,032 options and 30,186 restricted stock units; and Timothy Tomlinson, 19,432 options and 24,086 restricted stock units. All current directors who are not executive officers as a group: 187,390 options and 159,787 restricted stock units. All employees, including all current officers who are not executive officers, as a group: 11,282,038 options and 10,616,432 restricted stock units.

The Board of Directors Recommends a Vote "FOR" Approval of the Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan.

PROPOSAL NO. 5
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected KPMG LLP as our independent registered public accounting firm to perform the audit of our financial statements for the year ending December 31, 2011, and our stockholders are being asked to ratify this selection. Representatives of KPMG LLP, expected to be present at the Meeting, will have the opportunity to make a statement at the Meeting if they desire to do so and are expected to be available to respond to appropriate questions.

The Board Recommends a Vote "FOR" the Ratification of the Selection of KPMG LLP as our Independent Registered Public Accounting Firm.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP for the audit of our annual consolidated financial statements for the years ended December 31, 2010 and December 31, 2009, and fees billed for other services provided by KPMG LLP.

	2010 Fees	2009 Fees
Audit Fees (including quarterly reviews):		
Consolidated Integrated Audit	$1,926,010	$2,938,486
Statutory Audits	395,064	894,374
Total Audit Fees	2,321,074	3,832,860
Audit-Related Fees(1)	933,739	2,436,865
Tax Fees(2)	312,680	562,286
Total Fees	3,567,493	6,832,011

(1) Audit-Related Fees consist principally of attestation of internal controls for service organizations under Statement on Accounting Standards No. 70, Webtrust audits, and audit of carve-out entities sold or held for sale.

(2) Tax Fees include international tax compliance and technical tax advice.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

Per the Audit Committee's Charter, the Audit Committee, or a designated member of the Audit Committee, pre-approved all audit and permissible non-audit services provided by the independent registered public accounting firm. These services included audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date.

OTHER INFORMATION

Stockholder Proposals for the 2012 Annual Meeting of Stockholders

Proposals of stockholders intended to be presented at our 2012 Annual Meeting of Stockholders and included in our proxy statement and form of proxy relating to the meeting, pursuant to Rule 14a-8 under the Exchange Act must be received by us at our principal executive offices no later than 120 calendar days before the one year anniversary of the date of this Proxy Statement, or December 15, 2011.

In accordance with our Fifth Amended and Restated Bylaws, we have established an advance notice procedure for stockholder proposals not included in our proxy statement to be brought before an annual meeting of stockholders. In general, nominations for the election of directors may be made:

- pursuant to Verisign's notice of such meeting;
- by or at the direction of the Board; or
- by any stockholder of the corporation who was a stockholder of record at the time of giving notice who is entitled to vote at such meeting and complies with the notice procedures set forth below.

The only business that will be conducted at an annual meeting of our stockholders is business that is brought before the meeting by or at the direction of the chairman of the meeting or by any stockholder entitled to vote who has delivered timely written notice to the Secretary of Verisign no later than sixty days and no earlier than ninety days prior to the first anniversary of this year's annual meeting. In the event that the date of the annual meeting is more than thirty days before or more than sixty days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the ninetieth day prior to the annual meeting and not later than the close of business on the later of the sixtieth day prior to the annual meeting or the close of business on the tenth day following the day on which public announcement of the date of such meeting is first made by us. The stockholder's notice must contain specified information concerning the matters to be brought before the meeting and concerning the stockholder proposing those matters. If a stockholder who has notified us of his intention to present a proposal at an annual meeting does not appear or send a qualified representative to present his proposal at the meeting, we need not present the proposal for a vote at the meeting. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements, including conditions established by the SEC. A copy of the full text of the bylaw provisions discussed above may be obtained by writing to the Secretary of Verisign and is also available at our website at *https://investor.verisign.com/policies.cfm*. All notices of proposals by stockholders, whether or not included in our proxy materials, should be sent to the Secretary of Verisign at 21355 Ridgetop Circle, Dulles, Virginia 20166.

Other Business

The Board does not presently intend to bring any other business before the Meeting, and, so far as is known to the Board, no matters are to be brought before the Meeting except as specified in the Notice of the Meeting. As to any business that may properly come before the Meeting, however, it is intended that proxies will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Whether or not you expect to attend the Meeting, please complete the proxy electronically as described on the Notice of Internet Availability of Proxy Materials and under "Internet and Telephone Voting" in this Proxy Statement, or alternatively, if you have requested paper copies of the proxy soliciting materials, please complete, date, sign and promptly return the proxy in the enclosed postage paid envelope or cast your vote by phone so that your shares may be represented at the Meeting.

Communicating With Verisign

We have from time-to-time received calls from stockholders inquiring about the available means of communication with Verisign. We thought that it would be helpful to describe those arrangements that are available for your use.

- If you would like to receive information about Verisign, you may use one of these convenient methods:
  1. To have information such as our latest Annual Report on Form 10-K or Quarterly Report on Form 10-Q mailed to you, please call our Investor Relations Department at 1-800-922-4917.
  2. To view our website on the Internet, use our Internet address: *www.verisigninc.com*. Our home page gives you access to product, marketing and financial data, and an on-line version of this Proxy Statement, our Annual Report on Form 10-K and other filings with the SEC.
- If you would like to write to us, please send your correspondence to the following address:

  VeriSign, Inc.
  Attention: Investor Relations
  21345 Ridgetop Circle
  Dulles, Virginia 20166

  or via email at ir@verisign.com.
- If you would like to inquire about stock transfer requirements, lost certificates and change of stockholder address, please call our transfer agent, BNY Mellon Shareowner Services LLC at 1-877-255-1918. Foreign stockholders please call 1-201-680-6578. You may also visit their website at *http://www.mellon.com/mis/index.html* for step-by-step transfer instructions.

Amended and Restated VeriSign, Inc.
2006 Equity Incentive Plan

(amended and restated , 2011)

1. PURPOSE. The purpose of this Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of the Company, its Parent and Subsidiaries, by offering them an opportunity to participate in the Company's future performance through the grant of Awards. Capitalized terms not defined in the text are defined in Section 27.

2. SHARES SUBJECT TO THE PLAN.

2.1 *Number of Shares Available.* Subject to Sections 2.2 and 21.2, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of May 26, 2006, is 27,000,000 Shares. Subject to Sections 2.2 and 21.2 hereof, Shares subject to Awards, and Shares issued upon exercise of Awards, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (i) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR; (ii) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original issue price; or (iii) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued. SARs to be settled in shares of the Company's Common Stock shall be counted in full against the number of Shares available for award under this Plan, regardless of the number of Shares issued upon settlement of the SAR. At all times the Company shall reserve and keep available a sufficient number of Shares as shall be required to satisfy the requirements of all outstanding Options granted under this Plan and all other outstanding but unvested Options granted under this Plan.

2.2 *Adjustments.* In the event that the number or type of outstanding shares of the Company's Common Stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the capital structure of the Company without consideration, or in the event of any extraordinary dividend, divestiture or other distribution (other than ordinary cash dividends) of assets to shareholders or any transaction similar to the foregoing, the Committee shall make such equitable substitutions or adjustments as it determines in its sole discretion to be necessary or appropriate, in respect of (a) the number and class of Shares reserved for issuance under this Plan, (b) the Exercise Prices of outstanding Options and SARs, (c) the number of Shares subject to outstanding Awards, and (d) the maximum number of Shares that may be granted pursuant to Section 3; provided, however, that (i) fractions of a Share will not be issued and (ii) any such substitution or adjustment shall be made in a manner that does not adversely affect the tax treatment in respect of the Award and/or the Plan for either the Company or the Participant under Section 162(m), Section 409A or Section 422 of the Code or otherwise violate any applicable law.

3. ELIGIBILITY. ISOs (as defined in Section 5 below) may be granted only to employees (including officers and directors who are also employees) of the Company or of a Parent or Subsidiary of the Company. All other Awards may be granted to employees, officers, directors, consultants, independent contractors and advisors of the Company or any Parent or Subsidiary of the Company; provided such consultants, independent contractors and advisors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. No person will be eligible to receive more than one million five hundred thousand (1,500,000) Shares in any calendar year under this Plan pursuant to the grant of Awards hereunder, other than new employees of the Company or of a Parent or Subsidiary of the Company (including new employees who are also officers and directors of the Company or any Parent or Subsidiary of the Company), who are eligible to receive up to a maximum of three million (3,000,000) Shares in the calendar year in which they commence their employment. A person may be granted more than one Award under this Plan.

4. ADMINISTRATION.

4.1 *Committee Authority*. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan. The Committee will have the authority to:

(a) construe and interpret this Plan, any Award Agreement and any other agreement or document executed pursuant to this Plan;

(b) prescribe, amend and rescind rules and regulations relating to this Plan or any Award;

(c) select persons to receive Awards;

(d) determine the form and terms of Awards;

(e) determine the number of Shares or other consideration subject to Awards;

(f) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent or Subsidiary of the Company;

(g) grant waivers of Plan or Award conditions;

(h) determine the vesting, exercisability and payment of Awards;

(i) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;

(j) determine whether an award has been earned; and

(k) make all other determinations necessary or advisable for the administration of this Plan.

4.2 *Committee Discretion*. Any determination made by the Committee with respect to any Award will be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of this Plan or the Award, at any later time, and such determination will be final and binding on the Company and on all persons having an interest in any Award under this Plan. The Committee may delegate to one (1) or more officers or directors of the Company the authority to grant an Award under this Plan to Participants who are not Insiders of the Company. Notwithstanding any provision of the Plan to the contrary, administration of the Plan shall at all times be limited by the requirement that any administrative action or exercise of discretion shall be void (or suitably modified when possible) if necessary to avoid the application to any Participant of taxation under Section 409A of the Code.

5. OPTIONS. The Committee may grant Options to eligible persons and will determine whether such Options will be Incentive Stock Options within the meaning of the Code ("ISOs") or Nonqualified Stock Options ("NQSOs"), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may be exercised, and all other terms and conditions of the Option, subject to the following:

5.1 *Form of Option Grant*. Each Option granted under this Plan will be evidenced by an Option Agreement or other evidence of grant which will expressly identify the Option as an ISO or an NQSO ("Stock Option Agreement"), and will be in such form and contain such provisions (which need not be the same for each Participant) as the Committee may from time to time approve, and which will comply with and be subject to the terms and conditions of this Plan.

5.2 *Date of Grant*. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, unless otherwise specified by the Committee. The Stock Option Agreement and a copy of this Plan will be delivered or otherwise made available to the Participant within a reasonable time after the granting of the Option. The Stock Option Agreement, Plan and other documents may be delivered in any manner (including electronic distribution or posting) that meets applicable legal requirements.

5.3 *Exercise Period*. Options may be exercisable within the times or upon the conditions or events determined by the Committee as set forth in the Stock Option Agreement governing such Option (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Measures); provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.

5.4 *Exercise Price*. The Exercise Price of an Option will be determined by the Committee when the Option is granted; provided that: (i) the Exercise Price of an ISO will be not less than 100% of the Fair Market Value of the Shares on the date of grant; (ii) the Exercise Price of any ISO granted to a Ten Percent Shareholder will not be less than 110% of the Fair Market Value of the Shares on the date of grant; and (iii) the Exercise Price of an NQSO will not be less than 100% of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 12.

5.5 *Method of Exercise*. Options may be exercised only by delivery to the Company of a stock option exercise notice or agreement (the "Exercise Agreement") in a form approved by the Committee (which need not be the same for each Participant), stating the number of Shares being purchased, the restrictions imposed on the Shares purchased under such Exercise Agreement, if any, and such representations and agreements regarding the Participant's investment intent and access to information and other matters, if any, as may be required by or desirable to the Company to comply with applicable securities laws, together with payment in full of the Exercise Price for the number of Shares being purchased. The Exercise Agreement may be delivered in any manner (including electronic distribution or posting) that meets applicable legal requirements.

5.6 *Termination*. Notwithstanding the exercise periods set forth in the Stock Option Agreement, the exercise of an Option will always be subject to the following:

(a) If the Participant is Terminated for any reason except the Participant's death or Disability, then the Participant may exercise such Participant's Options only to the extent that such Options would have been exercisable by the Participant on the Termination Date no later than three (3) months after the Termination Date (or such shorter time period not less than thirty (30) days or longer time period not exceeding five (5) years as may be determined by the Committee, with any exercise beyond three (3) months after the Termination Date deemed to be an NQSO), but in any event no later than the expiration date of the Options.

(b) If the Participant is Terminated because of Participant's death (or the Participant dies within three (3) months after a Termination other than for Cause or because of the Participant's Disability), then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the Termination Date and must be exercised by the Participant's legal representative or authorized assignee no later than twelve (12) months after the Termination Date (or such shorter time period not less than six (6) months or longer time period not exceeding five (5) years as may be determined by the Committee, with any exercise beyond (a) three (3) months after the Termination Date when the Termination is for any reason other than the Participant's death, or (b) twelve (12) months after the Termination Date when the Termination is for the Participant's death, deemed to be an NQSO), but in any event no later than the expiration date of the Options.

(c) If the Participant is Terminated because of Participant's Disability, then the Participant's Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the Termination

Date and must be exercised by the Participant (or the Participant's legal representative or authorized assignee) no later than twelve (12) months after the Termination Date, with any exercise beyond (a) three (3) months after the Termination Date when the Termination is for any reason other than the Participant's Disability, or (b) twelve (12) months after the Termination Date when the Termination is for the Participant's Disability, deemed to be an NQSO), but in any event no later than the expiration date of the Options.

(d) If the Participant is terminated for Cause (as determined by the Committee or the Company, in its sole discretion), then Participant's Options shall expire on such Participant's Termination Date, or at such later time and on such conditions as are determined by the Committee.

5.7 *Limitations on Exercise*. The Committee may specify a reasonable minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.

5.8 *Limitations on ISOs*. The aggregate Fair Market Value (determined as of the date of grant) of Shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under this Plan or under any other incentive stock option plan of the Company or any Parent or Subsidiary of the Company) will not exceed $100,000. If the Fair Market Value of Shares on the date of grant with respect to which ISOs are exercisable for the first time by a Participant during any calendar year exceeds $100,000, then the Options for the first $100,000 worth of Shares to become exercisable in such calendar year will be ISOs and the Options for the amount in excess of $100,000 that become exercisable in such calendar year will be NQSOs. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.

5.9 *Modification, Extension or Renewal*. Subject to Section 18, the Committee may modify, extend or renew outstanding Options, or authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant's rights under any Option previously granted. Any outstanding ISO that is modified, extended, renewed or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants; provided , however , that the Exercise Price may not be reduced below the minimum Exercise Price that would be permitted under Section 5.4 for Options granted on the date the action is taken to reduce the Exercise Price.

5.10 *No Disqualification*. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.

6. GRANTS TO OUTSIDE DIRECTORS.

6.1 *Types of Awards*. Outside Directors are eligible to receive any type of Award, except ISOs, offered under this Plan and subject to this Section 6.

6.2 *Eligibility*. Awards subject to this Section 6 shall be granted only to Outside Directors. An Outside Director who is elected or reelected as a member of the Board will be eligible to receive an Award under this Section 6.

6.3 *Discretionary Grant*. The Board may make discretionary grants to any Outside Director (a "Discretionary Grant").

6.4 *Vesting and Exercisability.* Except as set forth in Section 21.4, Discretionary Grants shall vest and be exercisable as determined by the Board.

6.5 *Exercise Price.* The exercise price of an Option or a SAR granted to an Outside Director shall be the Fair Market Value of the Shares at the time that the Option or SAR is granted.

7. RESTRICTED STOCK AWARDS.

7.1 *Awards of Restricted Stock.* A Restricted Stock Award is an offer by the Company to sell to a Participant Shares that are subject to restrictions ("Restricted Stock"). The Committee will determine to whom an offer will be made, the number of Shares the person may purchase, the Purchase Price, the restrictions under which the Shares will be subject and all other terms and conditions of the Restricted Stock Award, subject to the Plan.

7.2 *Restricted Stock Purchase Agreement.* All purchases under a Restricted Stock Award will be evidenced by a Restricted Stock Purchase Agreement, which will be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan. A Participant accepts a Restricted Stock Award by signing and delivering to the Company a Restricted Stock Purchase Agreement with full payment of the Purchase Price, within thirty (30) days from the date the Restricted Stock Purchase Agreement was delivered to the Participant. If the Participant does not accept the Restricted Stock Award within thirty (30) days, then the offer of the Restricted Stock Award will terminate, unless the Committee determines otherwise. The Restricted Stock Award, Plan and other documents may be delivered in any manner (including electronic distribution or posting) that meets applicable legal requirements.

7.3 *Purchase Price.* The Purchase Price for a Restricted Stock Award will be determined by the Committee and, may be less than Fair Market Value (but not less than the par value of the Shares when required by law) on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 12 of the Plan and the Restricted Stock Purchase Agreement, and in accordance with any procedures established by the Company, as communicated and made available to Participants.

7.4 *Terms of Restricted Stock Awards.* Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified number of years of service with the Company or upon completion of the performance goals based on Performance Measures during any Performance Period as set out in advance in the Participant's Restricted Stock Purchase Agreement. Prior to the grant of a Restricted Stock Award, the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Measures to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Prior to the payment for Shares to be purchased under any Restricted Stock Award, the Committee shall determine the extent to which such Restricted Stock Award has been earned. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.

7.5 *Termination During Performance Period.* Except as may be set forth in the Participant's Restricted Stock Purchase Agreement, vesting ceases on such Participant's Termination Date.

8. STOCK BONUS AWARDS.

8.1 *Awards of Stock Bonuses.* A Stock Bonus Award is an award to an eligible person of Shares (which may consist of Restricted Stock or Restricted Stock Units) for services to be rendered or for past services already rendered to the Company or any Parent or Subsidiary. All Stock Bonus Awards shall be made pursuant to a Stock Bonus Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan. No payment will be required for Shares awarded pursuant to a Stock Bonus Award.

8.2 *Terms of Stock Bonus Awards.* The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified number of years of service with the Company or upon satisfaction of performance goals based on Performance Measures during any Performance Period as set out in advance in the Participant's Stock Bonus Agreement. If the Stock Bonus Award is to be earned upon the satisfaction of performance goals, the Committee shall: (a) determine the nature, length and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Measures to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Prior to the issuance of any Shares or other payment to a Participant pursuant to a Stock Bonus Award, the Committee will determine the extent to which the Stock Bonus Award has been earned. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria. The number of Shares may be fixed or may vary in accordance with such performance goals and criteria as may be determined by the Committee. The Committee may adjust the performance goals applicable to a Stock Bonus Award to take into account changes in law and accounting or tax rules and to make such adjustments as the Committee deems necessary or appropriate to reflect the impact of extraordinary or unusual items, events or circumstances to avoid windfalls or hardships.

8.3 *Form of Payment to Participant.* The Stock Bonus Award will be paid to the Participant currently. Payment may be made in the form of cash, whole Shares, or a combination thereof, based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment.

8.4 *Termination of Participant.* In the event of a Participant's Termination during a Performance Period or vesting period, for any reason, then such Participant will be entitled to payment (whether in Shares, cash or otherwise) with respect to the Stock Bonus Award only to the extent earned as of the date of Termination in accordance with the Stock Bonus Agreement, unless the Committee determines otherwise.

9. STOCK APPRECIATION RIGHTS.

9.1 *Awards of SARs.* A Stock Appreciation Right ("SAR") is an award to an eligible person that may be settled in cash, or Shares (which may consist of Restricted Stock), having a value equal to the value determined by multiplying the difference between the Fair Market Value on the date of exercise over the Exercise Price and the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in a SAR Agreement). The SAR may be granted for services to be rendered or for past services already rendered to the Company, or any Parent or Subsidiary. All SARs shall be made pursuant to a SAR Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.

9.2 *Terms of SARs.* The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares deemed subject to the SAR; (b) the Exercise Price and the time or times during which the SAR may be settled; (c) the consideration to be distributed on settlement of the SAR; and (d) the treatment of each SAR in the event of the Participant's Termination. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted and, will not be less than 100% of the Fair Market Value of the Shares on the date of grant. A SAR may be awarded upon satisfaction of such performance goals based on Performance Measures during any Performance Period as are set out in advance in the Participant's individual SAR Agreement. If the SAR is being earned upon the satisfaction of performance goals, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for each SAR; and (y) select from among the Performance Measures to be used to measure the performance, if any. Prior to settlement of any SAR earned upon the satisfaction of performance goals pursuant to a SAR Agreement, the Committee shall determine the extent to which such SAR has been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different performance goals and other criteria.

9.3 *Exercise Period and Expiration Date.* A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the SAR Agreement governing such SAR. The SAR Agreement shall set forth the expiration date; provided that no SAR will be exercisable after the expiration of seven years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Measures), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines.

9.4 *Form and Timing of Settlement.* The portion of a SAR being settled may be paid currently or on a deferred basis with such interest or dividend equivalent, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code.

10. RESTRICTED STOCK UNITS.

10.1 *Awards of Restricted Stock Units.* A Restricted Stock Unit ("RSU") is an award to an eligible person covering a number of Shares that may be settled in cash, or by issuance of those Shares (which may consist of Restricted Stock) for services to be rendered or for past services already rendered to the Company or any Parent or Subsidiary. All RSUs shall be made pursuant to a RSU Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan.

10.2 *Terms of RSUs.* The Committee will determine the terms of a RSU including, without limitation: (a) the number of Shares deemed subject to the RSU; (b) the time or times during which the RSU may be exercised; (c) the consideration to be distributed on settlement, and the treatment of each RSU in the event of the Participant's Termination. A RSU may be awarded upon satisfaction of such performance goals based on Performance Measures during any Performance Period as are set out in advance in the Participant's individual RSU Agreement. If the RSU is being earned upon satisfaction of performance goals, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for the RSU; (y) set performance goals under the Performance Measures to be used to measure the performance, if any, and, if so, specify any exclusion(s) or inclusion(s) for charges related to any event(s) or occurrence(s) which the Committee determines should appropriately be excluded or included, as applicable, for purposes of measuring performance against the applicable Performance Measure, which may include (i) restructurings, reorganizations, discontinued operations, non-core businesses in continuing operations, acquisitions, dispositions, or any extraordinary nonrecurring items as described in ASC Subtopic 225-20 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable year, (ii) the cumulative effects of tax or accounting changes, each in accordance with generally accepted accounting principles, (iii) foreign exchange gains or losses, (iv) stock-based compensation, (v) amortization of intangible assets, impairments of goodwill and other intangible assets, asset write downs, or non-cash interest expense or (vi) litigation or claim judgments or settlements; and (z) determine the number of Shares deemed subject to the RSU. Prior to settlement of any RSU earned upon the satisfaction of performance goals pursuant to a RSU Agreement, the Committee shall determine the extent to which such RSU has been earned. Performance Periods may overlap and participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods, Performance Measures and performance goals and other criteria. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances, render previously established performance goals unsuitable, the Committee may in its discretion modify such performance goals or the related levels of achievement, in whole or in part, as the Committee deems appropriate and equitable; provided that, unless the Committee determines otherwise, no such action shall be taken if and to the extent it would result in the loss of an otherwise available exemption of the Award under Section 162(m) of the Code and the regulations thereunder. The performance goals designated by the Committee under the Performance Measures may be specified in absolute terms, in percentages or in terms of growth from period to period or growth rates over time and may be determined solely by reference to the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The number of Shares may be fixed or may vary in accordance with such performance goals and criteria as may be determined by the Committee.

10.3 *Form and Timing of Settlement.* The portion of a RSU being settled shall be paid currently. To the extent permissible under law, the Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code.

11. PERFORMANCE SHARES.

11.1 *Awards of Performance Shares.* A Performance Share Award is an award to an eligible person denominated in Shares that may be settled in cash, or by issuance of those Shares (which may consist of Restricted Stock). Grants of Performance Shares shall be made pursuant to a Performance Share Agreement, which shall be in substantially a form (which need not be the same for each Participant) that the Committee has from time to time approved, and will comply with and be subject to the terms and conditions of the Plan.

11.2 *Terms of Performance Shares.* The Committee will determine, and each Performance Share Agreement shall set forth, the terms of each award of Performance Shares including, without limitation: (a) the number of Shares deemed subject to such Award; (b) the Performance Measures, if any, and Performance Period, if any, that shall determine the time and extent to which each award of Performance Shares shall be settled; (c) the consideration to be distributed on settlement, and the treatment of each award of Performance Shares in the event of the Participant's Termination. If applicable, in establishing Performance Measures and the Performance Period the Committee will: (x) determine the nature, length and starting date of any Performance Period; (y) set performance goals under the Performance Measures to be used and specify any exclusion(s) or inclusion(s) for charges related to any event(s) or occurrence(s) which the Committee determines should appropriately be excluded or included, as applicable, for purposes of measuring performance against the applicable Performance Measure, which may include (i) restructurings, reorganizations, discontinued operations, non-core businesses in continuing operations, acquisitions, dispositions, or any extraordinary nonrecurring items as described in ASC Subtopic 225-20 and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's Annual Report on Form 10-K for the applicable year, (ii) the cumulative effects of tax or accounting changes, each in accordance with generally accepted accounting principles, (iii) foreign exchange gains or losses, (iv) stock-based compensation, (v) amortization of intangible assets, impairments of goodwill and other intangible assets, asset write downs, or non-cash interest expense or (vi) litigation or claim judgments or settlements; and (z) determine the number of Shares deemed subject to the award of Performance Shares. Prior to settlement the Committee shall determine the extent to which Performance Shares have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Shares that are subject to different Performance Periods, Performance Measures and performance goals and other criteria. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances, render previously established performance goals unsuitable, the Committee may in its discretion modify such performance goals or the related levels of achievement, in whole or in part, as the Committee deems appropriate and equitable; provided that, unless the Committee determines otherwise, no such action shall be taken if and to the extent it would result in the loss of an otherwise available exemption of the Award under Section 162(m) of the Code and the regulations thereunder. The performance goals designated by the Committee under the Performance Measures may be specified in absolute terms, in percentages or in terms of growth from period to period or growth rates over time and may be determined solely by reference to the Company's performance or the performance of a Subsidiary, division, business segment or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The number of Shares may be fixed or may vary in accordance with such performance goals and criteria as may be determined by the Committee.

11.3 *Form and Timing of Settlement.* The portion of an award of Performance Shares being settled shall be paid currently.

12. PAYMENT FOR SHARE PURCHASES.

12.1 *Payment.* Payment for Shares purchased pursuant to this Plan may be made in cash (by check) or, where expressly approved for the Participant by the Committee and where permitted by law:

(a) by cancellation of indebtedness of the Company to the Participant;

(b) by surrender of shares that either: (1) have been owned by the Participant for more than six (6) months and have been paid for within the meaning of SEC Rule 144 (and, if such shares were purchased from the Company by use of a promissory note, such note has been fully paid with respect to such shares); or (2) were obtained by the Participant in the public market;

(c) by waiver of compensation due or accrued to the Participant for services rendered to the Company or a Parent or Subsidiary of the Company;

(d) with respect only to purchases upon exercise of an Option, and provided that a public market for the Company's Common Stock exists:

(i) through a "same day sale" commitment from the Participant and a broker-dealer that is a member of the National Association of Securities Dealers (an "NASD Dealer") whereby the Participant irrevocably elects to exercise the Option and to sell a portion of the Shares so purchased to pay for the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company; or

(ii) through a "margin" commitment from the Participant and an NASD Dealer whereby the Participant irrevocably elects to exercise the Option and to pledge the Shares so purchased to the NASD Dealer in a margin account as security for a loan from the NASD Dealer in the amount of the Exercise Price, and whereby the NASD Dealer irrevocably commits upon receipt of such Shares to forward the Exercise Price directly to the Company;

(e) by any combination of the foregoing; or

(f) by any other method approved by the Board.

13. WITHHOLDING TAXES.

13.1 *Withholding Generally.* Whenever Shares are to be issued in satisfaction of Awards granted under this Plan, the Company may require the Participant to remit to the Company an amount sufficient to satisfy federal, state and local withholding tax requirements prior to the delivery of any certificate or certificates for such Shares. Whenever, under this Plan, payments in satisfaction of Awards are to be made in cash, such payment will be net of an amount sufficient to satisfy federal, state, and local withholding tax requirements.

13.2 *Stock Withholding.* When, under applicable tax laws, a Participant incurs tax liability in connection with the exercise or vesting of any Award that is subject to tax withholding and the Participant is obligated to pay the Company the amount required to be withheld, the Committee may in its sole discretion allow the Participant to satisfy the minimum withholding tax obligation by electing to have the Company withhold from the Shares to be issued that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld, determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose will be made in accordance with the requirements established by the Committee and be in writing in a form acceptable to the Committee. The Committee may in its sole discretion also allow the Company to satisfy the minimum withholding tax obligation by withholding from the Shares to be issued that number of Shares having a Fair Market Value equal to the minimum amount required to be withheld, determined on the date that the amount of tax to be withheld is to be determined, without any election by the Participant.

14. TRANSFERABILITY.

14.1 *General Rule*. Except as otherwise provided in this Section 14, no Award and no interest therein, shall be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent and distribution, and no Award may be made subject to execution, attachment or similar process.

14.2 *All Awards other than NQSOs*. All Awards other than NQSOs shall be exercisable: (i) during the Participant's lifetime only by (A) the Participant, or (B) the Participant's guardian or legal representative; and (ii) after the Participant's death, by the legal representative of the Participant's heirs or legatees.

14.3 *NQSOs*. Unless otherwise restricted by the Committee, an NQSO shall be exercisable: (i) during the Participant's lifetime only by (A) the Participant, (B) the Participant's guardian or legal representative, (C) a Family Member of the Participant who has acquired the NQSO by "permitted transfer;" and (ii) after the Participant's death, by the legal representative of the Participant's heirs or legatees. "***Permitted transfer***" means, as authorized by this Plan and the Committee with respect to an NQSO, any transfer effected by the Participant during the Participant's lifetime of an interest in such NQSO but only such transfers which are made pursuant to a binding domestic relations order.

15. PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.

15.1 *Voting and Dividends*. No Participant will have any of the rights of a shareholder with respect to any Shares until the Shares are issued to the Participant. After Shares are issued to the Participant, the Participant will be a shareholder and have all the rights of a shareholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided , that if such Shares are restricted stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the restricted stock; provided , further , that the Participant will have no right to retain such stock dividends or stock distributions with respect to Shares that are repurchased at the Participant's Exercise Price pursuant to Section 15.2.

15.2 *Restrictions on Shares*. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a "***Right of Repurchase***") a portion of or all Unvested Shares held by a Participant following such Participant's Termination at any time within one hundred and eighty (180) days after the later of the Participant's Termination Date and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant's Exercise Price, as the case may be.

16. CERTIFICATES. All certificates for Shares or other securities delivered under this Plan will be subject to such stock transfer orders, legends and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable federal, state or foreign securities law, or any rules, regulations and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted.

17. ESCROW. To enforce any restrictions on a Participant's Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated, and the Committee may cause a legend or legends referencing such restrictions to be placed on the certificates.

18. EXCHANGE AND BUYOUT OF AWARDS. Except as provided in Section 2.2 of this Plan, the Committee may not, without prior stockholder approval, reduce the Exercise Price of any outstanding Option or SAR or cancel outstanding Options or SARs in exchange for the re-grant of new Options or SARs having exercise prices lower than the cancelled Options or SARs. The Committee may, at any time or from time to time authorize the Company, in the case of an Option or SAR exchange with stockholder approval, and with the consent of the respective Participants (unless not required pursuant to Section 5.9 of the Plan), ~~to~~ pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards.

19. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable federal and state securities laws, rules and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and/or (b) completion of any registration or other qualification of such Shares under any state or federal law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification or listing requirements of any state securities laws, stock exchange or automated quotation system, and the Company will have no liability for any inability or failure to do so.

20. NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other relationship with, the Company or any Parent or Subsidiary of the Company or limit in any way the right of the Company or any Parent or Subsidiary of the Company to terminate Participant's employment or other relationship at any time, with or without cause.

21. CORPORATE TRANSACTIONS.

21.1 *Assumption or Replacement of Awards by Successor.* In the event of (a) a dissolution or liquidation of the Company, (b) a merger or consolidation in which the Company is not the surviving corporation (other than a merger or consolidation with a wholly-owned subsidiary, a reincorporation of the Company in a different jurisdiction, or other transaction in which there is no substantial change in the stockholders of the Company or their relative stock holdings and the Awards granted under this Plan are assumed, converted or replaced by the successor corporation, which assumption will be binding on all Participants), (c) a merger in which the Company is the surviving corporation but after which the stockholders of the Company immediately prior to such merger (other than any stockholder that merges, or which owns or controls another corporation that merges, with the Company in such merger) cease to own their shares or other equity interest in the Company, (d) the sale of substantially all of the assets of the Company, or (e) the acquisition, sale, or transfer of more than 50% of the outstanding shares of the Company by tender offer or similar transaction, any or all outstanding Awards may be assumed, converted or replaced by the successor corporation (if any), which assumption, conversion or replacement will be binding on all Participants. In the alternative, the successor corporation may substitute equivalent Awards or provide substantially similar consideration to Participants as was provided to stockholders (after taking into account the existing provisions of the Awards). The successor corporation may also issue, in place of outstanding Shares of the Company held by the Participant, substantially similar shares or other property subject to repurchase restrictions no less favorable to the Participant. In the event such successor corporation (if any) refuses to assume or substitute Awards, as provided above, pursuant to a transaction described in this Subsection 21.1, or if there is no successor corporation due to a dissolution or liquidation of the Company, such Awards will expire on such transaction at such time and on such conditions as the Committee will determine.

Notwithstanding anything in this Section 21.1 to the contrary, the Committee may, in its sole discretion, provide that the vesting of any or all Awards granted pursuant to this Plan will accelerate in the event of the occurrence of any transaction described in this Section 21.1. If the Committee exercises such discretion with respect to Awards, such Awards will become vested and exercisable in full prior to the consummation of such event at such time and on such conditions as the Committee determines, and if such Awards are not exercised prior to the consummation of the corporate transaction, they shall terminate at such time as determined by the Committee.

21.2 *Other Treatment of Awards.* Subject to any greater rights granted to Participants under the foregoing provisions of this Section 21, in the event of the occurrence of any transaction described in Section 21.1, any outstanding Awards will be treated as provided in the applicable agreement or plan of merger, consolidation, dissolution, liquidation, or sale of assets.

21.3 *Assumption of Awards by the Company.* The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either; (a) granting an Award under this Plan in substitution of such other company's award; or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the exercise price and the number and nature of Shares issuable upon exercise of any such award will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Award rather than assuming an existing award, such new Award may be granted with a similarly adjusted Exercise Price, as applicable.

21.4 *Outside Directors Options.* Notwithstanding any provision to the contrary, in the event of a corporate transaction described in Section 21.1, the vesting of all Awards granted to Outside Directors pursuant to Section 6 of this Plan will accelerate and such Awards will become exercisable in full prior to the consummation of such event at such times and on such conditions as the Committee determines, and must be exercised, if at all, within six (6) months of the consummation of said event. Any Award not exercised within such six-month period shall expire.

22. ADOPTION AND SHAREHOLDER APPROVAL. This Plan shall be submitted for the approval of the Company's shareholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board and upon receiving approval of the Company's shareholders shall become effective (the "Effective Date").

23. TERM OF PLAN/GOVERNING LAW. Unless earlier terminated as provided herein, this Plan will terminate ten (10) years from the Effective Date. This Plan and all agreements thereunder shall be governed by and construed in accordance with the laws of the State of California.

24. AMENDMENT OR TERMINATION OF PLAN. Except as otherwise provided in this Plan, the Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan; provided , however , that the Board will not, without the approval of the shareholders of the Company, amend this Plan in any manner that requires such shareholder approval; provided further, that a Participant's Award shall be governed by the version of this Plan then in effect at the time such Award was granted, except as otherwise agreed to by the Participant and the Company.

25. NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the shareholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

26. INSIDER TRADING POLICY. Each Participant who receives an Award shall comply with any policy adopted by the Company from time to time covering transactions in the Company's securities by employees, officers and/or directors of the Company.

27. DEFINITIONS. As used in this Plan, the following terms will have the following meanings:

"***Award***" means any award under the Plan, including any Option, Restricted Stock, Stock Bonus, Stock Appreciation Right, Restricted Stock Unit, award of Performance Shares or other form of award as may be approved by the Board from time to time.

"***Award Agreement***" means, with respect to each Award, the written agreement between the Company and the Participant setting forth the terms and conditions of the Award. The acceptance of an Award and Award Agreement by a Participant may be evidenced by manual execution, electronic acceptance or deemed acceptance (to the extent set forth in the Award Agreement).

"***Board***" means the Board of Directors of the Company.

"***Cause***" means (a) the commission of an act of theft, embezzlement, fraud, dishonesty, (b) a breach of fiduciary duty to the Company or a Parent or Subsidiary of the Company, or (c) a failure to materially perform the customary duties of employee's employment.

"***Code***" means the Internal Revenue Code of 1986, as amended.

"***Committee***" means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.

"***Company***" means VeriSign, Inc. or any successor corporation.

"***Disability***" means a disability, whether temporary or permanent, partial or total, as determined by the Committee.

"***Exchange Act***" means the Securities Exchange Act of 1934, as amended.

"***Exercise Price***" means the price at which a holder of an Option may purchase the Shares issuable upon exercise of the Option.

"***Fair Market Value***" means, as of any date, the value of a share of the Company's Common Stock determined as follows:

(a) if such Common Stock is then quoted on the NASDAQ Global Select Market, its closing price on the NASDAQ Global Select Market on the date of determination (or if there are no sales for such date, then the last preceding business day on which there were sales) as reported in The Wall Street Journal;

(b) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal;

(c) if such Common Stock is publicly traded but is not quoted on the NASDAQ Global Select Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal;

(d) in the case of an Option made on the Effective Date, the price per share at which shares of the Company's Common Stock are initially offered for sale to the public by the Company's underwriters in the initial public offering of the Company's Common Stock pursuant to a registration statement filed with the SEC under the Securities Act; or

(e) if none of the foregoing is applicable, by the Committee in good faith.

"***Family Member***" includes any of the following:

(a) child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Participant, including any such person with such relationship to the Participant by adoption;

(b) any person (other than a tenant or employee) sharing the Participant's household;

(c) a trust in which the persons in (a) and (b) have more than fifty percent of the beneficial interest;

(d) a foundation in which the persons in (a) and (b) or the Participant control the management of assets; or

(e) any other entity in which the persons in (a) and (b) or the Participant own more than fifty percent of the voting interest.

"***Insider***" means an executive officer or director of the Company or any other person whose transactions in the Company's Common Stock are subject to Section 16 of the Exchange Act.

"***Option***" means an award of an option to purchase Shares pursuant to Section 5.

"***Option Agreement***" means, with respect to each Option, the signed written agreement between the Company and the Participant setting forth the terms and conditions of the Option.

"***Outside Director***" means a member of the Board who is not an employee of the Company or any Parent or Subsidiary.

"***Parent***" means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"***Participant***" means a person who receives an Award under this Plan.

"***Performance Measures***" means the factors selected by the Committee from among the following measures (whether or not in comparison to other peer companies) to determine whether the performance goals established by the Committee and applicable to Awards have been satisfied: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of shares of the Company's common stock or any other publicly-traded securities of the Company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before taxes and amortization, before interest and taxes, or before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; improvement in or attainment of expense levels or working capital levels, including cash, inventory and accounts receivable; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders equity; operating efficiencies; market share; customer satisfaction; customer growth; employee satisfaction; regulatory achievements (including submitting or filing applications or other documents with regulatory authorities or receiving approval of any such applications or other documents and passing pre-approval inspections (whether of the Company or the Company's third-party manufacturer) and validation of manufacturing processes (whether the Company's or the Company's third-party manufacturer's)); strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property; establishing relationships with entities with respect to the marketing, distribution and sale of the Company's products (including with group purchasing organizations, distributors and other vendors); supply chain achievements (including establishing relationships with manufacturers or suppliers of component materials and manufacturers of the Company's products); co-development, co-marketing, profit sharing, joint venture or other similar arrangements; financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; factoring transactions; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions); implementation, completion or attainment of measurable objectives with respect to research, development, manufacturing, commercialization, contracts, products or projects, production volume levels, acquisitions and divestitures; factoring transactions; or recruiting and maintaining personnel.

"***Performance Period***" means the period of service determined by the Committee, not to exceed five years, during which years of service or performance is to be measured for the Award.

"***Performance Share***" means an Award granted pursuant to Section 11 of the Plan.

"***Performance Share Agreement***" means an agreement evidencing a Performance Share Award granted pursuant to Section 11 of the Plan.

"***Plan***" means this Amended and Restated VeriSign, Inc. 2006 Equity Incentive Plan.

"***Purchase Price***" means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option.

"***Restricted Stock Award***" means an award of Shares pursuant to Section 7 of the Plan.

"***Restricted Stock Purchase Agreement***" means an agreement evidencing a Restricted Stock Award granted pursuant to Section 7 of the Plan.

"***Restricted Stock Unit***" means an Award granted pursuant to Section 10 of the Plan.

"***RSU Agreement***" means an agreement evidencing a Restricted Stock Unit Award granted pursuant to Section 10 of the Plan.

"***SAR Agreement***" means an agreement evidencing a Stock Appreciation Right granted pursuant to Section 9 of the Plan.

"***SEC***" means the Securities and Exchange Commission.

"***Securities Act***" means the Securities Act of 1933, as amended.

"***Shares***" means shares of the Company's Common Stock reserved for issuance under this Plan, as adjusted pursuant to Sections 2 and 21, and any successor security.

"***Stock Appreciation Right***" means an Award granted pursuant to Section 9 of the Plan.

"***Stock Bonus***" means an Award granted pursuant to Section 8 of the Plan.

"***Stock Bonus Agreement***" means an agreement evidencing a Stock Bonus Award granted pursuant to Section 8 of the Plan.

"***Subsidiary***" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

"***Termination***" or "***Terminated***" means, for purposes of this Plan with respect to a Participant, that the Participant has for any reason ceased to provide services as an employee, officer, director, consultant, independent contractor or advisor to the Company or a Parent or Subsidiary of the Company. An employee will not be deemed to have ceased to provide services in the case of (i) sick leave, (ii) military leave, or (iii) any other leave of absence approved by the Committee; provided, that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute or unless provided otherwise pursuant to formal policy adopted from time to time by the Company and issued and promulgated to employees in writing. In the case of any employee on an approved leave of absence, the Committee may make such provisions respecting suspension of vesting of the Award while on leave from the employ of the Company or a Parent or Subsidiary of the Company as it may deem appropriate, except that in no event may an Award be exercised after the expiration of the term set forth in the applicable Award Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide services and the effective date on which the Participant ceased to provide services (the "***Termination Date***").

"***Unvested Shares***" means "Unvested Shares" as defined in the Award Agreement.

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BOARD OF DIRECTORS

D. James Bidzos
Chairman of the Board of Directors
Executive Chairman
VeriSign, Inc.

William L. Chenevich
Former Vice Chairman of
Technology and Operations
U.S. Bancorp

Kathleen A. Cote
Former Chief Executive Officer
Worldport Communications Company

Mark D. McLaughlin
President and Chief Executive Officer
VeriSign, Inc.

Roger H. Moore
Former Chief Executive Officer
Illuminet Holdings, Inc.

John D. Roach
Chairman and Chief Executive Officer
Stonegate International

Louis A. Simpson
Chairman
SQ Advisors, LLC

Timothy Tomlinson
Of Counsel
Greenberg Traurig, LLP

EXECUTIVE OFFICERS

D. James Bidzos
Chairman of the Board of Directors
Executive Chairman

Mark D. McLaughlin
President and Chief Executive Officer

Brian G. Robins
Executive Vice President and
Chief Financial Officer

Richard H. Goshorn
Senior Vice President
General Counsel and Secretary

Patrick S. Kane
Senior Vice President and General
Manager, Naming Services

INVESTOR INFO

Quarterly earnings releases, corporate news releases, and Securities and Exchange Commission filings are available by contacting Verisign Investor Relations or through our website at http://investor.verisign.com. A copy of Verisign's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, containing additional information of possible interest to stockholders, will be sent without charge to any stockholder who requests it. Please direct your request to Verisign Investor Relations at the address at right.

STOCK EXCHANGE LISTING
NASDAQ Stock Market
Ticker Symbol: VRSN

VERISIGN INVESTOR RELATIONS
21345 Ridgetop Circle
Dulles, VA 20166
USA
Phone: +1 800 922 4917
Email: ir@verisign.com
http://investor.verisign.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP
500 East Middlefield Road
Mountain View, CA 94043
USA

TRANSFER AGENT
If you have questions concerning stock certificates, change of address, consolidation of accounts, transfer of ownership, or other stock account matters, please contact Verisign's transfer agent:

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
USA
Phone: +1 877 255 1918



WORLDWIDE

UNITED STATES:

21355 Ridgetop Circle
Dulles, VA 20166
Phone: +1 703 948 3200

490 East Middlefield Road
Mountain View, CA 94043

EUROPE:

Rue des Pilettes 3
CH-1705 Fribourg
Switzerland

Verisign—MWB Bank
27–28 Clements Lane
EC4N 7AE London
United Kingdom
Phone: +44 20 32 49 39 39

INDIA:

80 Feet Road Koramangala
Koramangala, Bangalore - 560 034 Karnataka
India
Phone: +91 80 4256 5656

AUSTRALIA:

5 Queens Road
Level 10
Melbourne, VIC, 3004
Australia
Phone: +61 3 9674 5529



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VERISIGN™

www.VerisignInc.com